03035544

24-10073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 23 2003
Wash., D.C.
187

BAY CAPITAL CORP/MD
(Exact name of Issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117
(443) 394-3500
(Address, including zip code, and telephone number,
including area code, of Issuer's principal executive office)

PROCESSED
OCT 24 2003
THOMSON FINANCIAL

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201
(410) 385-0202
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6162 (Mortgage Bankers and Loan Correspondents)	52-2301421
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

WM

PART I— NOTIFICATION

ITEM 1. Significant Parties

(a) the Issuer's directors:

Stewart D. Sachs	Benjamin M. Lyons	Paul Bekman
Home Address: 21756 Camper Circle Tilghman, MD 21791	Home Address: 2920 Talbert Court Finksburg, MD 21048	Home Address: 11541 Saint Davids Lane Lutherville, MD 21093
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 300 W. Pratt Street, Suite 450 Baltimore, MD 21021

(b) the Issuer's officers:

Stewart D. Sachs President and Chief Executive Officer	Benjamin M. Lyons Chief Operating Officer and Director of Sales
Addresses – see above	Addresses – see above

James W. Emery Vice President and Director of Branch Operations	Jay W. Jang Vice President Secondary Marketing	Jamie E. Sachs Secretary and Treasurer
Home Address: 145 N. McCall Cove Collierville, TN 38017	Home Address: 3100 Fox Valley Dr. West Friendship, MD 21794	Home Address: 3506 Avery Hill Dr. Owings Mills, MD 21117
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117

Issuer's Officers Continued:

Ronald J. Granick Vice President of Wholesale Sales	Craig Cohen Vice President, Wholesale Operations	Lisa C. Ellis Vice President, Wholesale Operations
Business Address:	Business Address:	Business Address:
10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117
Home Address:	Home Address:	Home Address:
12419 Knollcrest Road Reisterstown, MD 21136	5901 Riverwood Court Frederick, MD 21704	4021 Silvage Road Baltimore, MD 21236

(c) the Issuer's general partners:

N/A

(d) record owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs and Paul Bekman, (whose addresses are set forth in section (a) above)

(e) beneficial owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs and Paul Bekman, (whose addresses are set forth in section (a) above)

(f) promoters of the Issuer:

Stewart D. Sachs and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(g) affiliates of the Issuer:

None.

(h) counsel to the Issuer with respect to the proposed offering;

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201

(i) each underwriter with respect to the proposed offering:

None.

(j) the underwriter's directors:

N/A

(k) the underwriter's officers:

N/A

(l) the underwriter's general partners:

N/A

(m) counsel to the underwriter:

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The securities will not be offered by underwriters, dealers, or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

4

The Issuer's President and Chief Executive Officer and its Chief Operating Officer, as authorized officers of the Issuer and as Issuer agents, shall offer securities to the public, in only:

Maryland

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated Issuers within one year prior to the filing of this Form 1-A, state:

No such securities have been issued.

(1) the name of such Issuer:

N/A

(2) the title and amount of securities issued:

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

N/A

(4) the names and identities of the persons to whom the securities were issued:

N/A

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated Issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such Issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable, as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the Issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No such offering is contemplated.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None.

(2) To stabilize the market for any of the securities to be offered:

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

6

PART II — OFFERING CIRCULAR

Cover Sheet

Bay Capital Corp.
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
Phone: (443) 394-3500

Dated as of October ___, 2003

Bay Capital Corp. (the "Company") intends to offer up to $5 Million aggregate principal amount of our renewable unsecured subordinated notes (the "Notes"), as described more fully in this Offering Circular. At a minimum, we intend to offer at least Five Hundred Thousand ($500,000.00) aggregate principal amount of our Notes. The net proceeds of this offering to the Company are anticipated to be approximately $5 Million if the maximum amount is sold and Five Hundred Thousand ($500,000.00) if the minimum amount is sold.

It is expected that the Notes will be sold directly by the President and Chief Executive Officer and the Chief Operating Officer of the Company to investors on a best efforts basis commencing on or about October __, 2003. There will be no commissions payable to any person with respect to Notes sold to investors by the Company, and there shall be no other compensation for selling agents or any other persons. Additionally, there will be no underwriter in connection with this offering.

Until such time as a minimum of proceeds is obtained by the Company, proceeds will be deposited in escrow at Community First Bank and promptly returned to investors with certain interest in the event that the minimum is not sold during the offering period which shall be until twelve months after the date hereof, unless extended as permitted under applicable law.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE BELOW RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

DISCOUNT AND COMMISSIONS

Underwriting	Price to Public	Discount and Commissions	Proceeds to Issuer or other persons
Per Unit	(minimum) $1,000	$0	$1,000
Total	$5,000,000	$0	$5,000,000

MINIMUM AND MAXIMUM

	Price to Public	Underwriting discount and commissions	Proceeds to Issuer or other persons[1]
Total Minimum	$500,000	$0	$500,000
Total Maximum	$5,000,000	$0	$5,000,000

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maryland		

[1] A breakdown of expenses be paid from such proceeds is described below in the Section titled "Use of Proceeds."

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with financial statements and other attachments, consists of a total of 301 pages.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "WILL," "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," "INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF THE COMPANY BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

COMPANY BUSINESS

A. General Business Overview

Our Company was incorporated in the State of Maryland on May 10, 2000. However, we did not begin producing revenue until April of 2002. We are a mortgage banker and broker providing residential mortgage loans to consumers. Generally, we intend to sell ninety-five percent of the mortgage loans that we have originated. The spread between origination price and the sale price is our operating revenue, and the five percent margin will be retained by us as income.

Our mortgage loans are produced from two origination channels. The first origination channel is our affiliate branches that produce loans directly from consumers obtaining first or second mortgages. As of the date of this offering, we have twenty-two affiliate branches with sixty-one loan officers in total. Each loan officer originates loans using the Company's loan programs. Each branch pays certain fees to us for each loan. The fees vary depending on the loan program and loan size.

The second origination channel of mortgage loans is the wholesale department. As of the date of this offering, thirteen account executives originate loans from brokers in the wholesale division. The wholesale department originates the loans form licensed mortgage brokers, which choose to use our loan programs.

As of the date of this Offering, we have branches operating in Maryland, Pennsylvania, Virginia, and Ohio.

Presently, the funds that we use to lend for mortgages are obtained by us through two extremely expensive warehouse lines of credit and sales of mortgages. With the $1 Million to $5 Million that we anticipate raising through this Offering of subordinated debt and the resultant ability to obtain less expensive warehouse lines of credit, we will have increased, as well as cheaper capital to lend.

B. Licenses

We are a licensed mortgage company, governed by various governmental agencies, as discussed below.

Each State in which we do business requires us to be registered and licensed by that state to make consumer and real estate loans. Additionally, we make government insured loans that require that we be approved by the Department of Housing and Urban Development, as well as the Veterans Administration, as applicable. The approvals from these agencies were obtained in July of 2002, and are renewed annually.

Specifically, we are licensed to act as a lender and/or mortgage broker in the following states: Connecticut, Colorado, Delaware, Florida, Indiana, Kentucky, Maryland, Maine, Michigan, Missouri, Montana, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, and Virginia.

It is intended that we will become licensed in thirty-one states by December 31, 2003. Our plan is to focus on the states located on the east coast during the twelve months following the date of this circular. By December 31, 2003, we plan to originate loans via branches, as well as via the wholesale channel (as described above) in all east coast states.

In the event that we are unable to obtain a license (or a renewal thereof), or have a license suspended or revoked, there would be a negative impact on our operating expectations. However, to date, we have never been denied a license, or had the same suspended or revoked.

Additionally, we are qualified to conduct business in the following States: Connecticut, Colorado, Delaware, Florida, Indiana, Kentucky, Maryland, Maine, Michigan, Missouri, Mississippi, Montana, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, and Virginia.

C. Loan Programs

We provide many different residential mortgage loan programs that include (without limitation) the following:

1. Conforming Loans;
2. Non-Conforming Loans;
3. Jumbo Loans;
4. Sub-Prime Loans;
5. Construction Loans;
6. Renovation Loans;
7. Second Mortgages;
8. Adjustable Rate Loans;
9. Fixed Rate Loans;
10. Balloon Loans;
11. FHA Loans; and
12. VA Loans.

We publish rate sheets that include most of the loan programs listed above, in order to provide a complete menu of products for the affiliate branches and mortgage brokers to sell to the consumers. The rates typically change daily, as the market conditions fluctuate.

D. Market Competition

As mortgage interest rates have been at a thirty-year low, many lenders have grown rapidly and achieved much success. We are positioned to compete on two levels. The first level includes loans with low interest rates that are available for a borrower that has qualifying credit and debt ratios. The second level includes loans with higher rates for the borrower that cannot qualify for the low interest rate, due to poor credit or a high debt to income ratio. This higher rate will range from a rate just higher than the (low) market rate, to a rate substantially higher than the market interest rate. The term used for loans in connection with the credit-impaired market is called "sub-prime loans".

We consider the following companies to be our primary competition:

Conforming Market

Wells Fargo
Countrywide
Indymac
Columbia National Bank
First Nationwide

Sub-Prime

Ameriquest

Option One

Accredited

Decision One

Wilmington National

Saxon

Equifirst

In addition to competing on the two levels discussed above, we believe that we offer competitive customer service to our customers.

Although most of our competition consists of larger organizations, which are backed by large banks, this is not a hindrance in capturing market share from our competition; our strategy is not to be the biggest lender, but to deliver consistent service and competitive interest rates. The market has hundreds of mortgage lenders competing for the same loan. The market for loans is very competitive, and each lender must have great service, competitive loan programs, and market rates. Most lenders offer similar loan programs with similar interest rates. The only difference between such competing lenders is the service provided by each company.

E. Current and Future Production

In its first year of operation, for the year ending 2002, we originated over $200 Million in mortgage loans. We are focused on originating over $500 Million in mortgage loans for 2003 (with over $221 million having been originated in the first half of 2003) and expect to originate $1 Billion of mortgage loans in 2004.

F. Current Production by Division

At the time of this offering, the breakdown of production by each of our divisions is as follows:

Revenue from affiliate branches (retail lending) comprises approximately eighty percent of the total production (or approximately $28 Million per month). Revenue from wholesale production comprises twenty percent of the total production (or approximately the total of $5 Million Dollars per month).

In the Fourth quarter of 2002, we originated $85 Million in mortgage loans, twenty percent of which was brokered to other lenders, and eighty percent was funded by us, and subsequently sold to other mortgage companies.

G. Marketing Strategy

Our marketing strategy is to increase the two channels of our loans by the additional capital raised through this Offering and hereafter, less expensive warehouse lines of credit and based on the following chart:

BAY CAPITAL CORPORATION GROWTH CHART

	Jun-02		Jul-02		Aug-02		Sep-02		Oct-02	
Unit	Units	Volume	Units	Volume	Units	Volume	Units	Volume	Units	Volume
Retail	42	$5,137,608.00	41	$5,365,258.00	48	$7,290,007.00	33	$4,967,110.00	51	$8,055,225.00
Wholesale	30	$3,253,552.00	17	$1,768,485.00	25	$3,270,940.00	53	$6,368,100.00	38	$3,448,125.00
Branch	27	$4,737,110.00	38	$7,267,687.00	74	$12,278,507.00	64	$11,877,704.00	111	$20,235,542.00
TOTAL	99	$13,128,270.00	96	$14,401,430.00	147	$22,839,454.00	150	$23,212,914.00	200	$31,738,892.00

	Nov-02		Dec-02		Jan-03		Feb-03		Mar-03	
Unit	Units	Volume	Units	Volume	Units	Volume	Units	Volume	Units	Volume
Wholesale	38	$5,476,500	35	$ 5,362,080.00	24	$4,374,120.00	31	$4,421,350	40	$6,667,570.00
Branch	137	$22,548,661.00	121	$ 20,059,473.00	144	$22,958,242.00	123	$23,880,966	161	$30,454,844.00
TOTAL	175	$28,025,161.00	156	$ 25,421,553.00	168	$27,332,362.00	154	$28,302,316	201	$37,122,414.00

	Apr-03		May-03		Jun-03		Jul-03 projected		Aug-03 projected	
Unit	Units	Volume	Units	Volume	Units	Volume	Units	Volume	Units	Volume
Wholesale	30	$6,507,717.00	55	$7,442,245.00	71	$13,362,092.00	69	$11,342,040.00	75	$13,000,000.00
Branch	161	$35,606,808.00	170	$33,042,723.00	172	$32,714,087.00	175	$33,000,000.00	170	$30,000,000.00
Total	201	$42,114,525.00	225	$40,484,968.00	243	$46,076,179.00	244	$43,342,040.00	245	$43,000,000.00

	Sep-03 projected		Oct. -03 projected		Nov-03 projected		Dec.-03 projected	
Unit	Units	Volume	Units	Volume	Units	Volume	Units	Volume
Wholesale	82	$14,760,000.00	90	$16,200,000.00	110	$19,800,000.00	125	$22,500,000.00
Branch	160	$32,000,000.00	170	$33,000,000.00	180	$36,000,000.00	190	$38,000,000.00
Total	242	$46,760,000.00	280	$49,200,000.00	290	$55,800,000.00	315	$60,500,000.00

The strategy for growth will require adding two new branches each month. This will be accomplished by several efforts, including tradeshows, broker shows, lender fairs, Internet, trade publications, direct mail, and other forms of marketing.

The strategy for growing the wholesale channel is to hire account executives in each market area to work with new brokers to send their loans to us. Regional managers will also be required to manage every ten account executives.

Each new account executive should produce five or more new loans per month.

H. Employees

The Company's employee roster as of September 1, 2003 was as follows:

Total staff = 149

Branch (retail) sales staff = 89

Wholesale sales staff = 19

Support staff = 41

I. Company Leased Property

Our principal properties include the following leased locations which we use as office space:

10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
(Company headquarters)

3821 Little York Road
Dayton, Ohio 45414

J. Company Anticipated Milestones for Necessary Growth

As mentioned above, we were not profitable during fiscal year ending December 2002. Listed below (in chronological order) are several milestones that we must reach in order to become profitable following the closing of the offering. The expected method by which we will achieve the milestones is also set forth below:

Milestone	Expected Method of Achievement	Number of Days After Receipt of Proceeds When Milestone Should be Accomplished
Wholesale - $10 Million per month	12 producing account executives	30 days from receipt of proceeds
Branch operators $30 Million per month loan volume	20 producing branches	60 days from receipt of proceeds
$100 Thousand net profit per month	$12 Million - Wholesale $30 Million - Branch	90 days from receipt of proceeds
Branch operations – $35 Million per month; Wholesale - $15 Million per month	25 Branches 22 Producing account executives	120 days from receipt of proceeds
$70 Million total production closed in month	$50 Million from branches – requires 30 branches $20 Million from wholesale lending – requires 30 account executives	150 days from receipt of proceeds
$100 Million total product closed per month	$70 Million from branches – 40 branches $30 Million from Wholesale – 40 Account Executives	240 days from receipt of proceeds

As discussed above, our primary objective is to grow closed loan volume within twelve months after the offering. Our profitability will improve with increased closed loan volumes, as the closings-per-employee ratio improves. However, delays in achieving the defined closed loan volumes will affect profitability and liquidity. At the time of this offering, we have been averaging $30 Million per month, however, the proportion of conforming loans to sub-prime loans is eighty percent conforming loans, and twenty percent sub prime loans. The closed loan volume targets are an important objective, however the ratio of conforming loans to sub-prime loans is more important, as the profit margins are higher with sub-prime loans.

After reviewing the nature and timing of each milestone set forth above, we advise you to reflect upon whether achievement of each milestone within the applicable estimated time frame is realistic. You should further assess the consequences of delays or failure of achievement of the milestones, in making your investment decision.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

A. Company Growth

As of March 31, 2002, the interest rate environment was at a thirty-year low. This has caused a surge in re-financing among homeowners. This surge will not last indefinitely, and within a period of time the interest rates will increase, which will cause a slowdown of re-financings. It is important that we grow in wholesale staff and branches in order to offset the eventual decrease in re-financings. For this reason, we have adopted a rapid growth strategy during 2003. In January of 2003, we had sixteen branches, with a total revenue of $20 Million per month, and seven wholesale account executives. With this size staff, the Company closed $27 Million in loans for the month of January. It is necessary for the Company to grow its staff to forty branches and forty account executives by year-end of 2003, thereby causing loan volume to exceed $75 Million per month. This personnel growth should insulate the Company from a decrease in re-financings as a result of the increased interest rates.

This Offering further supports our overall growth strategy by providing the capital base necessary for such rapid growth.

B. Explanation of Previous Company Losses and Future Steps Taken to Avoid Such Losses

For our first fiscal year of operations, which ended December 31, 2002, we reported a net loss of $198,952. This loss was a result of several factors that will be changed after the closing of the offering, which will allow the profits to increase in fiscal year 2003 and beyond.

One negative factor which caused this loss is that we had operated with certain of lenders that charged an average cost of six and ninety-five hundredth's percent (6.95%) for 2002. Other warehouse lenders charge libor + 300 BPS, which would have resulted in a cost of only 4.63%. Using other warehouse lenders would have saved us over two percent (2%) annually on our outstanding balance. This offering provides us with additional capital that will be used to negotiate less expensive warehouse loans, which will have a substantial positive financial impact on the net income for fiscal years 2003 and 2004.

In addition to the net interest rate adjustment, the typical warehouse lender charges between $50.00 to $75.00 per loan. Accordingly, using a different warehouse lender would have saved us on average $100.00 per loan, as the per loan charge by the banks that we used was between $125 to $275 per loan warehoused. One thousand twenty three (1,023) loans were warehoused in fiscal year 2002. At an average of $100.00 savings per loan, we would have earned an additional $102,300 in 2002. This offering provides us with additional capital that will be used to negotiate less expensive warehouse loans, which would have a substantial positive financial impact on the net income for fiscal years 2003 and 2004. In addition to the interest rate spread discussed above, and the per loan charge savings, we would have earned over $340,000 in additional revenue in fiscal year 2002.

As of the date of this Offering Circular, we have replaced the warehouse loans with less expensive interest and fees. It is anticipated that the net interest margin will increase from a loss of $27,000 in fiscal year 2002, to a gain of $180,000 in fiscal year 2003, and $360,000 in fiscal year 2004.

C. Existing Gross Margin as a Percentage of Sales for Last Fiscal Year

The Company originates prime mortgages (FNMA, FHLMC, FHA, VA) and sub-prime mortgages (for the income or credit impaired). Eighty percent of all of our originated loans are prime loans made to prime borrowers, twenty percent of loans are sub-prime.

The income spread on Prime loans is typically 50-60 BPS. The spread on sub-prime is typically 250-400 BPS. As mentioned above, as more sub-prime loans are produced, more profits can be earned by the Company. Our overall business strategy is to increase the number of sub-prime loans from an 80/20 ratio (prime loans / sub-prime loans) to a 60/40 ratio. Accordingly, gross and net profit margins will be effected by this percentage change of prime to sub-prime loans.

OTHER RELEVANT FACTORS

The following factors may be relevant to the price at which the securities are being offered hereunder:

Our net after-tax earnings (loss) for the last fiscal year was ($198,952.00) (or ($397.90) per share).

Our net tangible book value was $1,266,785 (or $2,533.57 per share). For purposes of this value, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs, and similar intangible items) minus total liabilities.

RISK FACTORS

The below is a discussion (listed in the order of importance) of the risk factors which we consider to be the most substantial to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

A. Indebtedness that is Senior to the Notes Have Priority

Your right to receive payments on the Notes will be junior to substantially all of our existing indebtedness, as well as all future borrowings (such as the less expensive warehouse lines of credit and first collateral). For example, First Tennessee Bank (FTB) is one such lender. Additionally, the Notes will be subordinated to the prior payment in full of all of our other debt obligations. However, the Notes will be senior to our financial obligations to our stockholders in that capacity.

We do not currently intend to use any proceeds from the sale of the Notes to repay any of our senior indebtedness. In addition, we may incur substantial additional indebtedness in the future, which would also rank senior to your Notes. Because of the subordination provisions of the Notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the Notes only after all payments had been made on all of our senior indebtedness. It is possible that sufficient assets may not remain (after all such senior payments have been made) to make any payments to you under the Notes, including payments of interest when due, or payments of principal upon maturity.

Generally, substantial indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under the Notes by:

- increasing our vulnerability to general adverse economic and industry conditions;
- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- placing us at a competitive disadvantage compared to our competitors that have less debt; and
- limiting our ability to borrow additional funds.

Additionally, subject to limitations contained in our other outstanding debt obligations we may incur substantial additional indebtedness in the future. If we borrow more money, the risks to holders of the Notes described above could intensify.

B. No Trading Market For the Notes, Which May Make it Difficult to Transfer Your Notes

Another risk that you should consider is that your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market, and the limitations and potential penalties on repurchase requests prior to the maturity of the Notes. Specifically, your Notes may not be transferred without our prior written consent. In addition, there will be no trading market for the Notes. Due to the restrictions on the transfer of the Notes, and the lack of a market for the sale of the Notes (even if we permitted a transfer) you might be unable to sell, pledge, or otherwise liquidate your investment. Additionally, repurchases of the Notes by us prior to maturity at the request of the holders of the Notes are subject to repurchase penalties.

C. No Sinking Fund, Security, Insurance, or Guarantee of Our Obligation to Make Payments on the Notes

Unlike other types of debt which are secured by assets of the borrower, as well as a lien against certain receivables and general intangibles of such borrower, the Notes will not be secured by any of our assets. Moreover, we do not intend to contribute funds to a separate account (commonly known as a sinking fund) to make interest or principal payments on the Notes. Please keep in mind that the Notes are not certificates of deposit, or similar obligations of the Company, and are not guaranteed, or insured by, any depository institution, the Federal Deposit Insurance Corporation, or any other governmental entity or private fund.

D. Notes Will Automatically Renew at Maturity Unless You Request Repayment

Unless you timely elect not to have your Note renewed, or unless we determine not to allow renewal, your Note will automatically renew for the same term as the maturing Note at an interest rate that may be different from your maturing rate. Additionally, the renewed Note will be subject to the same limitations and restrictions as your maturing Notes. Furthermore, the interest rate on the renewed Note may be lower than the interest rate of the original Notes. In addition, if you fail to notify us of your desire not to have your Notes renewed within the specified time period (as described in the Description of Notes set forth below), your Notes will automatically renew, and any requests for repurchases after the renewal of your Notes will be subject to early repurchase penalties, and the other limitations on the amount of Notes we will repurchase in any calendar quarter.

E. Company Management Has Broad Discretion Over the Use of Proceeds

It is expected that we will use the proceeds from this offering primarily for general corporate purposes as discussed elsewhere in this offering circular, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required (except as otherwise described herein), our management will have broad discretion in determining how the proceeds of the offering will be used. As stated elsewhere herein, our management does not intend to use the proceeds to reduce debt that is senior to the Notes.

F. We are Subject to Many Restrictions in Our Other Outstanding Debt

Our other outstanding debt obligations that have been issued impose significant operating and financial restrictions on us, and require us to meet certain financial tests. The terms of the Notes also impose certain limited restrictions on our activities. The restrictions set forth in our other debt obligations as well as the terms of the Notes may significantly limit, or prohibit us from engaging in certain transactions, including the following:

- incurring or guaranteeing additional indebtedness;
- paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
- making investments;
- creating liens on our assets;
- transferring or selling assets currently held by us; and
- engaging in mergers or consolidations.

These restrictions may limit our ability to execute our business strategy, and our ability to obtain additional sources of capital, which may limit our ability to repay the Notes. In addition, the failure to comply with any of the covenants of our other outstanding debt, the terms governing these Notes, or to maintain certain indebtedness ratios, would cause a default under our other outstanding debt agreements in effect at such time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such other outstanding debt would become immediately due and payable. A continuing default under, or acceleration of, any of our other debt, or the terms governing the Notes would likely cause a default under one or more of the other debt agreements that otherwise would not be in default, and in which case, all such related indebtedness could be accelerated. If this were to occur, we might not be able to repay our debt, or borrow sufficient funds to refinance our indebtedness. Even if new financing were to be available, it might not be on terms that would be acceptable to us, or such refinancing might not be sufficient to satisfy all of our indebtedness, as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the Notes.

G. <u>You Will Have Only Limited Protection Under the Terms of the Notes</u>

Generally, in comparison to the restrictive covenants that are imposed on us by our other debt obligations, the Notes contain very minimal restrictions on our activities. In addition, the terms of the Notes contains only limited events of default (other than our failure to pay principal and interest in a timely fashion). Therefore, because there are only very limited restrictions and limited events of default under the terms of the Notes, we will not be restricted from issuing additional debt senior to your Notes, or be required to maintain any ratios of assets to debt, which might increase the likelihood of timely payments of the Notes.

H. <u>Redemption by Us Prior to Maturity May Result in Reinvestment Risk to You</u>

We have the right to redeem any Note at any time prior to its stated maturity, upon 30 days written notice to you. The Notes will be redeemed at 100% of the principal amount, plus accrued, but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income, or return that you may receive on an investment in the Notes, by reducing the term of the investment.

Additionally, you may not be able to reinvest the proceeds of any such redemption of the Notes for the remainder of the original term of the redeemed Notes at an interest rate comparable to the rate paid on those Notes.

I. <u>You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving Interest Payments</u>

If you choose to have interest on your Note paid at maturity and the term of your Note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

J. <u>Other Factors Including Increased Interest Rates, and other Factors</u>

Additionally, the following are factors which might cause the results of the offering to be different than our expectations expressed in this circular:

- Interest rates increase dramatically in a short period of time
- Mismanagement of our Company
- Poor performing mortgage loans
- Litigation

In addition to the risks discussed above, the characteristics of the Notes, including maturity, the interest rate, and the lack of liquidity, may not satisfy your investment objectives, or otherwise be a suitable investment for you based on your ability to withstand a loss of interest or principal, or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience, and other factors.

Furthermore, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular, potential investors should keep in mind other possible risks that might be important.

USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

	If Minimum Amount of Notes Sold	If Maximum Amount of Notes Sold
Total Proceeds	$500,000	$5,000,000
Less: Offering Expenses		
Commissions & Finders Fees	$0	$0
Legal & Accounting	$30,000	$60,000
Copying & Advertising	$10,000	$20,000
Net Proceeds from Offering	$460,000	$4,920,000
Uses of Net Proceeds		
Operating Expense	$260,000	$620,000
Operating Capital/Fund/Purchase Mortgage Loans	$200,000	$4,300,000
Total Use of Net Proceeds	$500,000	$5,000,000
Percentage of Proceeds Used	100%	100%

In the event the proceeds from this offering are not sufficient to accomplish the goals described in this offering circular, the following is the order of priority in which such proceeds shall be applied:

(i) costs associated with this offering;
(ii) operating capital; and
(iii) purchase of mortgage loans.

Currently and in the past, working capital has come from revenue, as well as the shareholders and other debt obligations.

No material part of the proceeds of this offering will be used to discharge indebtedness or to acquire assets, other than in the ordinary course of business. Furthermore, no amount of the proceeds will be used to reimburse any officer, director, employee or stockholder for services already rendered, or any assets previously transferred. However, proceeds from this offering may be used to reimburse shareholders for any shareholder loans to the Company (which is included in operating expenses).

We do not anticipate any cash flow issues; we expect cash flow to improve within 60 days after this offering. All accounts payable have been paid within the acceptable time frame, and no collections or judgments against us exist.

After reviewing the portion of the offering allocated to the payment of offering expenses, as well as any other applicable payments, a potential investor should consider whether the remaining portion of the investment, which would be allocated for future development of the our business and operations, would be adequate.

This offering will raise all the funds needed for the twelve months after the closing of the offering. The specific use of proceeds is expected to be for leveraging net worth for more favorable warehouse lines, and other lines of credit, to have the ability to make loans. Additionally, such proceeds will be used for our operating capital.

CAPITALIZATION OF COMPANY

As of the most recent balance sheet dated July 31, 2003:

	Amount Outstanding		
	As of:	As Adjusted After Offering	
	07/31/03	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 4.25%)	$24,553,605	$24,553,605	$24,553,604
Long-term debt	N/A	$500,000	$5,000,000
Total debt	$24,553,605	$25,053,605	$29,553,605
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
N/A	N/A	N/A	N/A
Common stock — par or stated value	$ 450,000	$ 450,000	$ 450,000
Additional paid in capital	$ 1,115,737	$1,115,737	$ 1,115,737
Retained earnings (deficit)	$ 158,751	$ 158,751	$ 158,751
Total stockholders equity (deficit)	$ 1,724,488	$ 1,724,488	$ 1,724,488
Total Capitalization	$26,278,093	$26,778,093	$31,278,093

Number of common shares authorized: 1000 shares of no-par Common Stock.

DESCRIPTION OF NOTES

The chart below explains the material terms of the Notes

Issuer	Bay Capital Corp.
Issuer Agents	Stewart D. Sachs and Benjamin M. Lyons.
Securities Offered	Renewable Unsecured Subordinated Notes. The Notes are unsecured promises to pay issued by us. By purchasing a Note, you are lending money to us. The Notes represent our obligation to repay your loan with interest.
Method of Purchase	Prior to your purchase of Notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the Notes and certain other information regarding your ownership of the Notes.
Denomination	You can choose the denomination of the Notes you purchase in any principal amount of $1,000 or more.
Offering Price	100% of the principal amount per Note.
Maturity	You can generally choose maturities for your Notes of either 1 year, 2 years, 3 years, or 5 years, however, depending on our capital requirement at the time, we may not always sell Notes of all maturities.
Interest Rate	Rates at the time of the offering are: 1 year – Note Rate – 6.25% ; Annual Yield – 6.412% APR 2 year – Note Rate – 7.25%; Annual Yield – 7.476% APR 3 year – Note Rate – 9.25%; Annual Yield – 9.634% APR 5 year – Note Rate – 10%; Annual Yield – 10.455% APR The interest rate of the Notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering at that time (if we are still offering Notes at such time), and will remain fixed throughout the term of the Notes.
Interest Payment Dates	You can choose to receive interest payments monthly, quarterly, or at maturity.
Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding Notes upon maturity.
Servicing Agent for Notes	None.

Payment Method	Principal and interest payments will be made by an electronic funds transfer to a depository account you designate in your subscription documents or in the form of a certified check, at our discretion.
Renewal or Redemption at Maturity	Upon maturity, the Notes automatically will be renewed for the same term at the interest rate we are offering for Notes of the same maturity at that time to other investors (if we are still offering Notes at such time), unless we notify you prior to maturity that we intend to repay the Notes, or you notify us within 15 days after maturity that you want your Notes repaid. The interest rate being offered upon renewal may be different than the interest rate on your original Note.
Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the Notes at any time at a price equal to their original principal amount plus accrued and unpaid interest. You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or disability, we will charge you a penalty of up to six (6) months interest on your outstanding Notes. The total principal amount of Notes that we will be required to repurchase, for any reason, in any calendar quarter will be limited to the lesser of: • Two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous calendar quarter; or • $1 Million Dollars.
Consolidation, Merger or Sale	Upon any consolidation, merger, or sale of our Company our successor will be required to assume our obligations to pay principal and interest on the Notes.
Ranking; No Security	The Notes: • are unsecured; • rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities • rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes; • rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes; and

- rank senior to any of our existing and future debt owed to our affiliates or subsidiaries.

Restrictive Covenants	We desire to maintain a positive consolidated net worth. Additionally, we do not intend to pay dividends or other payments of cash or property to our stockholders (other than a dividend of our capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the Notes exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction would not apply if the default or event of default were the result of a failure to timely pay interest or principal that was inadvertent and was cured within ten (10) calendar days after we received written notice of the default or event of default.
Absence of Public Market and Restrictions on Transfers	There is no existing market for the Notes. We cannot provide you with any assurance as to: • the liquidity of any market that may develop for the Notes; • your ability to sell or pledge your Notes; or • the prices at which you would be able to sell your Notes.
Issues of Additional Securities	The terms of the Notes will contain no provisions permitting or restricting (i) the issuance of additional Securities, (ii) withdrawal of cash deposited against such issuance (once the minimum sale of Notes is made, as discussed herein), (iii) incurring of additional debt, or (iv) the modification of terms of securities.

PLAN OF DISTRIBUTION

There are no underwriters or selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering.

Community First Bank, 3725 Old Court Road, Baltimore, Maryland 21208, an independent bank acting as escrow agent will hold the proceeds of the sale of the Notes until minimum proceeds of $500,000 are raised.

In the event that the minimum proceeds from the sale of the Notes are not received within twelve (12) months after the commencement of this offering, the funds received by the Company will be returned to such subscribers in the form of a check or immediate available funds within thirty (30) days of such deadline (unless such deadline is extended by Company, as permitted by applicable law).

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

The Company has not paid any dividends, made any distributions upon its stock, or redeemed any securities to date, and does not intend to do so on the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

President and Chief Executive Officer:

Stewart D. Sachs Age: 52

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
21756 Camper Circle
Tilghman, MD 21791

Term of Office: 2001 until a successor President and Chief Executive Officer is elected.

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

1999 – 2000: Independent Consultant. Mr. Sachs provided financial advisory services to companies with emphasis on various aspects of sub-prime finance business.

1993 – 1999: Chief Executive Officer, Valley Pine Mortgage, Inc. Mr. Sachs was responsible for the management of investors' private portfolios.

1976 – 1993: President, Chief Executive Officer, Regional Savings Bank. Mr. Sachs was responsible for establishing bank objectives, policies, and plans.

Education (degrees, schools, and dates):

University of Baltimore – Bachelor of Science, 1975.

Business Experience:

As described above Mr. Sachs has a wide range of experience in the management of banks and mortgage lending.

Mr. Sachs is a full time employee of the Company.

Chief Operating Officer:

Name: Benjamin M. Lyons Age: 37

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
2920 Talbert Court
Finksburg, MD 21048

Term of Office: 2002 until a successor Chief Operating Officer is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

January 1999 - November 2002: President, Fidelity First Lending, Inc. (a mortgage lending company).

June 1996 – January 1999: President, Valley Pine Mortgage (a mortgage lending company).

In each of the above positions, Mr. Lyons ran the day-to-day operations of each of the companies.

Education:

High School Diploma – Owings Mills High School, 1983.

Business Experience:

Mr. Lyons has been involved in a mortgage banking and brokerage since 1987.

Mr. Lyons is a full time employee of the Company.

Vice President, Secondary Marketing:

Jay W. Jang — Age: 35

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 — Telephone No.: (443) 394-3500

Home address:
3100 Fox Valley Drive
West Friendship, MD 21794

Term of Office: 2002 until a successor Vice President, Secondary Marketing is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

June 2002 – November 2002: Vice President of Secondary Marketing, Amerix Mortgage.

August 1998 – May 2002: Supreme Trader of Fieldstone Mortgage, Secondary Marketing.

Mr. Jang was involved in product development, pricing, hedging, and trading in the above positions.

Education (degrees, schools, and dates):

Loyola College (MD), M.B.A. August 2001.

Duke University, BA in Economics June 1989.

Business Experience:

Mr. Jang has experience in secondary marketing, underwriting, and origination of residential mortgages.

Mr. Jang is a full time employee of the Company.

Vice President, Wholesale Operations:

Lisa C. Ellis Age: 36

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3520

Home address:
4021 Silvage Road
Baltimore, MD 21236

Term of Office: 2003 until a successor is appointed by the Company.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1996 – 1997: Underwriter, Eastern Savings Bank

1997 – 2002: Vice President, Alternate Mortgage Funding Corporation

2002 – 2003: Senior Underwriter, Susquehanna Mortgage Corporation

Education (degrees, schools, and dates):

Catonsville Community College and Essex Community College: Certified in Real Estate Finance and Appraising in 1984.

The Financial Institute of Education: Certified in Residential and Consumer Lending in 1985.

Business Experience:

Ms. Ellis has experience in underwriting mortgage loans, and has been involved in mortgage lending since 1983.

Ms. Ellis is a full time employee of the Company.

Vice President, Wholesale Operations:
Craig K. Cohen Age: 30

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3520

Home address:
5901 Riverwood Ct.
Frederick, MD 21704

Term of Office: 2003 until a successor appointed by the Company.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1995 – 1997: Assistant Manager, Retail Division, NuMax Mortgage Corp.

1997 - 1999: Senior Account Executive, NuMax Mortgage Corp.

1999 –2000: Director of Wholesale Operations, NuMax Mortgage Corp.

2000 – 2001: Finance Manager/Loan Office, Community Bank of Northern Virginia

2001 – 2002: Owner and founder of The Kellert Group, LLC (a company involved in buying and selling of items on the Internet).

2002 – Account Executive, Accredited Home Lenders

Education (degrees, schools, and dates):

Elon College (B.S.), Elon, North Carolina, 1994

Business Experience:

Management, finance, sales, and marketing skills, specifically in the wholesale sales of mortgages.

Mr. Cohen is a full time employee of the Company.

Secretary:
Jamie E. Sachs

Age: 23

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117

Telephone No.: (443) 394-3520

Home address:
3506 Avery Hill Drive
Owings Mills, MD 21117

Term of Office: 2002 until a successor Secretary and Treasurer is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1998 – 2000: Processor, Chesapeake Title Escrow Management.

1996 – 1998: Receptionist, Valley Pine Mortgage, administrative duties and front office management.

High School Diploma – Pikesville Senior High School, 1998.

Business Experience: Administrative and Office Management.

Ms. Sachs is a full-time employee of the Company.

Vice President, Director of Branch Development

James W. Emery Age: 49

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
145 N. McCall Cove
Collierville, TN 38017

Term of Office: From 2002 until a successor Vice President, Director of Branch Development is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2000 – 2002: Senior Vice President/Director of Branch Network Division, Mortgage Portfolio Services, Inc. (Dallas, TX).

1998 – 2002: President, First American Home Mortgage (which became a branch of Mortgage Portfolio Services, Inc., in 2000).

1997: Executive Vice President, COO, Community Mortgage Corporation. In this position, Mr. Emery was responsible for the management of multi-state banking operations.

1995 – 1996: Senior Vice President, First Bank Mortgage Corporation. In this position, Mr. Emery managed sales and marketing efforts of a multi-state retail and wholesale mortgage banking company.

Education (degrees, schools, and dates):

Associates Degree, Florida Community College, 1983.

Business Experience: Wide range of experience in mortgage banking, as well as marketing and sales in connection with mortgage banking.

Mr. Emery is a full time employee of the Company.

Vice President of Wholesale Sales

Name: Ronald J. Granick Age: 51

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD, 21117 Telephone No.: (443) 394-3500

Home address:
12419 Knollcrest Road
Reisterstown, MD 21136

Term of Office: From April 2003 until December 31, 2003, unless extended by the Company for an additional term.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1974 – 2003: Manager of Product Development, Advance Business Systems. In this position, Mr. Granick developed and Marketed new products for an office products company.

Education (degrees, schools, and dates):

University of Maryland, Bachelor of Science in Marketing, 1974.

Business Experience:

Product development management.

Mr. Granick is a full time employee of the Company.

DIRECTORS OF THE COMPANY

There are currently three (3) directors of the Company, namely Stewart Sachs, Benjamin M. Lyons, and Paul Bekman. General information concerning the background of Mr. Sachs and Mr. Lyons is set forth above. The information concerning Mr. Bekman is set forth below:

Mr. Paul Bekman Age: 57

Office Street Address:
300 W. Pratt Street
Baltimore, MD 21201 Telephone No.: 410-539-6633

Home address:

11541 Saint Davids Lane
Lutherville, MD 21093

Term of Office: 2002 until a successor director is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2002 – 2003: Member, Israelson, Salsburg, Clements and Bekman (a Baltimore law firm)

1998 – 2002: Principal, Israelson, Salsburg, Clements and Bekman

Education (degrees, schools, and dates):

B.A. – University of Maryland, 1968

J.D. – University of Maryland School of Law, 1971

Business Experience:

Investor and Attorney-at-Law for 20 years.

The following Officers and Directors also managed companies in the same business as the Company:

- Stewart D. Sachs and Benjamin M. Lyons owned and operated Valley Pine Mortgage, a mortgage banking company.
- Jim Emery was the President of Mortgage Portfolio Services.
- Jay Jang worked for Fieldstone Mortgage as an employee and was involved in secondary marketing.

The Company has key man life insurance policies on Stewart D. Sachs and Benjamin M. Lyons in the amount of $500,000 upon each. The beneficiaries of such policies are the spouses of the officers.

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against us, or our officers, directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of us, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer at, or within the past five years.

Please note, after reviewing the information concerning the background of our officers, directors and other key personnel, potential investors should consider whether or not these persons have the adequate background and experience to develop and operate our Company as described hereunder, and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

SECURITY OWNERSHIP

All outstanding shares of common stock of the Company are owned as follows:

Title of Class	Name and Address of Owner	Amount Owned	% of Class
Common	Stewart D. Sachs 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	500	70%
Common	Paul Bekman 300 W. Pratt Street Baltimore, MD 21201	214.28	30%

There are currently no options, warrants, or rights issued at this time.

Additionally, we currently have no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants, or rights. We also have no common shares subject to issuance under existing stock purchase or option plans, but not yet covered by outstanding purchase agreements, options or warrants.

The extent to which future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders is by a majority vote of the then current shareholders of the Company

After reviewing the above, you should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of our development.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

A. Relationships

The following parties are related:

Stewart D. Sachs, CEO, is the father of Jamie E. Sachs, the Secretary and Treasurer of the Company.

B. Loans

We have not made loans to, or are doing business with (except as otherwise described below) any of our officers, directors, key personnel, or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two (2) years, or propose to do so within the future.

C. Remuneration

Except as set forth below, none of our officers, directors, key personnel or ten percent (10%) stockholders have guaranteed or co-signed any of our Company's bank debt, or other obligations, including any indebtedness to be satisfied by the proceeds of this offering.

Stewart D. Sachs has entered into a certain Continuing Guaranty dated as of June 17, 2003, in favor of First Collateral Services, Inc., to guaranty the Master Mortgage Loan Warehousing and Security Agreement by and between First Collateral Services, Inc., as the Lender, and the Company, as the borrower, dated June 17, 2003.

Additionally, Stewart D. Sachs and Benjamin M. Lyons have entered into that certain Guaranty Agreement in favor of First Tennessee Bank National Association to guaranty the Mortgage Warehouse Loan Agreement by and between First Tennessee Bank, as the Lender, and the Company, as the Borrower, dated May 2, 2003.

The below sets forth all of our remuneration to officers, directors and key personnel for the last fiscal year:

Name of Individual or Identity of Group	Capacities Remuneration was received	Aggregate Remuneration
Officers (8)	Salary	$753,000
Directors (Non-Management)	No remuneration	0
Key Personnel (8)	Salary	Included in officer remuneration, set forth above.

At this time, there are no other remuneration payment plans for the future pursuant to any ongoing plan or arrangement for the individuals referred above.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Stewart Sachs, is a 30% owner and the managing member of Woodridge, LLC, that owns and operates the building leased by the Company for the principal office of the Company. Benjamin Lyons is a 30% owner of that LLC.

Additionally, Benjamin Lyons and Stewart Sachs are members of LSDOC LLC, a Maryland limited liability company, which prepares closing documents for the Company for a fee (which is paid by the ultimate borrowers). Stewart Sachs and Benjamin Lyons are both 50% owners of this LLC.

LITIGATION

At the time of this offering, there exists no past, pending or threatened litigation or administrative action, which has had, or may have, a material effect upon our business, financial condition, or operations, including (without limitation) any litigation or action involving our officers, directors. or other key personnel.

FEDERAL TAX ASPECTS

We do not anticipate that any significant tax benefits will be available to investors in this offering. However, potential investors are encouraged to contact their own personal tax consultant to review details of the tax implications and the extent that any benefits might be available and advantageous to the particular investor.

PART F/S

Attached to this offering circular are the following financial statements (which have been prepared by in accordance with generally accepted accounting principles in the United States):

(1) Our audited Balance Sheet as of 12/31/02, and related statements of operations, change in stockholder equity, and cash flows and supplemental information for the year then ended (prepared by Hertzbach & Company, P.A.).

(2) Unaudited interim Balance Sheet, statements of income, cash flows, and other stockholders equity for the seven months ended July 31, 2003 (prepared by Wooden & Benson, Chtd.).

No adjustments, in the opinion of management of the Company, are necessary for a fair statement of results for the interim period.

HERTZBACH & COMPANY, P.A.
Certified Public Accountants
Business Consultants

Report Of Independent Certified Public Accountants

To The Stockholder And Board Of Directors
Bay Capital Corporation
10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117

We have audited the accompanying balance sheet of Bay Capital Corporation as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows and supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Capital Corporation as of December 31, 2002, and the results of its operations, changes in stockholder's equity, cash flows and supplementary information for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hertzbach & Company P.A.

Certified Public Accountants

Baltimore, Maryland
April 14, 2003

HS&S Professional Building • 10 Music Fair Road • Owings Mills, MD 21117 • 410-363-3200 800-899-3633 Fax 410-356-0058

FINANCIAL STATEMENTS

Bay Capital Corporation
Balance Sheet

December 31, 2002

Assets

CURRENT ASSETS	
Cash And Cash Equivalents	$ 422,122
Due from Loan Servicing Entity	80,887
Accounts Receivable	16,913,342
Total Current Assets	17,416,351
PROPERTY AND EQUIPMENT	
Computer Equipment	65,109
Leasehold Improvements	21,180
Furniture And Fixtures	179,333
Total Property And Equipment	265,622
Less: Accumulated Depreciation	45,192
Total Property And Equipment	220,430
TOTAL ASSETS	$ 17,636,781

See Accompanying Notes

Bay Capital Corporation
Balance Sheet

December 31, 2002

Liabilities And Stockholder's Equity

CURRENT LIABILITIES		
Accounts Payable	$	171,588
Accrued Expenses		191,893
Warehouse Lines Of Credit		16,006,515
Total Current Liabilities		16,369,996
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value, 1,000 Shares Authorized, 500 Issued And Outstanding		350,000
Additional Paid-In Capital		1,115,737
Retained Deficit		(198,952)
TOTAL STOCKHOLDER'S EQUITY		1,266,785
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,636,781

Bay Capital Corporation
Statement Of Operations

For The Year Ended December 31, 2002			% Of Income
REVENUES			
Net Marketing Gains On Loans Sold - Servicing Released	$	725,290	12.84
Branch Revenues		1,426,407	25.26
Net Loan Administration Income		331,455	5.87
Gross Interest Income		426,701	7.56
Broker Fees		2,175,871	38.53
Origination Fees		198,110	3.51
Other Origination Income		363,805	6.44
Total Revenues		5,647,639	100.01
EXPENSES			
Personnel Expenses			
Personnel Expenses - Direct		2,223,984	39.38
Personnel Expenses - Indirect		28,142	0.50
Total Personnel Expenses		2,252,126	39.88
Interest Expense			
Interest Expense - Warehouse		357,741	6.33
Total Interest Expense		357,741	6.33
Operating Expenses			
Occupancy Expense		222,558	3.94
Depreciation Expense		45,192	0.80
Loan Administration Processing Expenses		140,736	2.49
Retail Loan Origination Processing Expenses		262,249	4.64
Branch Expenses		1,426,407	25.26
General and Administrative Expenses		904,111	16.01
Total Operating Expense		3,001,253	53.14
Professional Fees			
Accounting and Audit Fees		72,243	1.28
Legal Fees		2,081	0.04
Other Professional Fees		161,147	2.85
Total Professional Fees		235,471	4.17
Total Expenses		5,846,591	103.52
NET LOSS	$	(198,952)	(3.51)

See Accompanying Notes

Bay Capital Corporation
Statement Of Changes In Stockholder's Equity

For The Year Ended
December 31, 2002

	Common Stock - No Par Value	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance - January 1, 2002	$ -	$	$	$
Issuance Of Common Stock	350,000			350,000
Contributions Of Capital	-	1,115,737		1,115,737
Net Loss For The Year Ended December 31, 2002		-	(198,952)	(198,952)
Balance - December 31, 2002	$ 350,000	$ 1,115,737	(198,952)	$ 1,266,785

See Accompanying Notes

Bay Capital Corporation
Statement Of Cash Flows

For The Year Ended December 31,	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (198,952)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:	
Depreciation	45,192
Increase In Operating Assets:	
Interest Receivable	(80,887)
Accounts Receivable	(16,913,342)
Increase In Operating Liabilities:	
Accounts Payable And Accrued Expenses	171,588
Accrued Expenses	191,893
Net Cash Used In Operating Activities	(16,784,508)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases Of Property And Equipment	(265,622)
Net Cash Used In Investing Activities	(265,622)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net Borrowing From Warehouse Lenders	16,006,515
Issuance of Common Stock	350,000
Capital Contributions	1,115,737
Net Cash Provided By Financing Activities	17,472,252
NET INCREASE IN CASH	422,122
CASH - BEGINNING OF YEAR	
CASH - END OF YEAR	$ 422,122
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid During The Year For Interest	$ 443,753

NON CASH INVESTING AND FINANCING ACTIVITIES:

Property and Equipment with a net book value of $138,240 was contibuted during the year by the stockholder.

Loans receivable of $903,691 were contributed during the year by the stockholder.

See Accompanying Notes

Bay Capital Corporation
Notes To Financial Statements

December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – Bay Capital Corporation (Company) was formed in the State of Maryland on April 24, 2000. The Company is engaged in the business of mortgage brokering and lending primarily in the states of Maryland, Virginia, Delaware, Pennsylvania and Ohio.

ADVERTISING – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to $68,075 for the year ended December 31, 2002.

METHOD OF ACCOUNTING – The Company's financial statements and tax returns are prepared on the accrual method of accounting which recognizes income when it is earned and expenses when they are incurred.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. The cost of repairs and maintenance is charged to operations as incurred. Major renewals, betterments, and additions are capitalized. When assets are sold or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to income.

Depreciation is computed using the following methods over the estimated useful lives of the assets:

Class	Method
Computer Equipment	Straight-Line
Leasehold Improvements	Straight-Line
Furniture and Fixtures	Straight-Line

INCOME TAXES – Effective January 1, 2000, the Company elected to be treated as a subchapter S Corporation under Section 1362 of the Internal Revenue Code. Under this section, the stockholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS – For the purpose of this statement, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. CONCENTRATION OF RISK

The Company maintains cash accounts with a variety of banking institutions in the Baltimore Metropolitan area. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Cash balances exceeded insured limits by $309,878 as of December 31, 2002.

3. OPERATING LEASES

The Company leases office facilities in Owings Mills, Maryland on a month to month basis. The rent is $20,381 per month. The lease term is for five years and expires in August of 2005. The Company also leases equipment under operating leases expiring at various dates through 2004.

4. DEBT

The Company has credit arrangements with two mortgage warehouse lenders as of December 31, 2002. These notes are collateralized by all mortgage loans originated by advances made under these agreements, and all purchase commitments, servicing rights and all other assets and rights related to those loans. Both Warehouse Lines of Credit are personally guaranteed by Stuart Sachs, 100% stockholder of the Company and Ben Lyons, an officer of the Company. Balances as of December 31, 2002 are as follows:

Lender	Interest Rate	Due Date	Balance Due
Community First Warehouse Lending	Libor Plus Variable Margin	Annually On A Revolving Basis	$ 12,924,615
PCFS Warehouse Lending	Libor Plus Variable Margin	Annually On A Revolving Basis	3,081,900
			$ 16,006,515

Interest expense on all of the Company's obligations for the year ended December 31, 2002 was $ 357,741.

DEBT COVENANTS – The Company is committed by debt covenants of the warehouse lines of credit to maintain certain minimum ratios and tangible net worth. Non-compliance with loan covenants could severely impact the Company's ability to fund future loans. No provision has been recorded for this possibility. The covenants are being met as of the balance sheet date.

5. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,	
2003	$ 260,648
2004	260,648
2005	164,520
Total	$ 685,816

Rent expense for the year ended December 31, 2002 was $263,578.

6. BRANCH OPERATIONS

Branch income presented in the accompanying income statement includes income from brokering and lending activities during the year. Branch expense presented in the accompanying income statement represents all operating expenses incurred by the branch including fees related to loan processing, monthly rent, and other general and administrative costs allocated to the branches. All net profits of the branches are paid to the branch manager in the form of wages.

SUPPLEMENTARY INFORMATION

HERTZBACH & COMPANY, P.A.
Certified Public Accountants
Business Consultants

Accountants' Report On Supplementary Information

Our audit of the basic financial statements presented in the preceding section of this report was made primarily to form an opinion on the basic financial statements taken as a whole. Supplementary information, contained in the following pages, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertzbach & Company P.A.

Certified Public Accountants

Baltimore, Maryland
April 14, 2003

HS&S Professional Building • 10 Music Fair Road • Owings Mills, MD 21117 • 410-363-3200 800-899-3633 Fax 410-356-0058
Members: American Institute of Certified Public Accountants & Maryland Association of Certified Public Accountants
www.hertzbach.com

Bay Capital Corporation
Schedule Of General And Administrative Expenses

For The Year Ended December 31,		2002
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising	$	68,075
Auto		4,791
Bank Charges		2,492
Computer Expense		33,365
Contributions		10,340
Conventions		2,593
Dues And Subscriptions		8,021
Franchise Taxes		558
Expense Reimbursements		21,397
Insurance		61,792
Interest Expense - Wholesale		1,505
Late Fees And Lost Discounts		711
Leased Equipment Expense		19,012
Licenses		30,634
Marketing		294,188
Meals		329
Office Supplies And Expenses		68,370
Payroll Taxes		157,523
Repairs And Maintenance		20,019
Travel And Entertainment		36,508
Telephone		61,888
Total General And Administrative Expenses	$	904,111

See Accountants' Report on Supplementary Information

BAY CAPITAL CORPORATION
Owings Mills, Maryland

ACCOUNTANT'S COMPILATION REPORT
AND
FINANCIAL STATEMENTS

FOR THE SEVEN MONTHS ENDED JULY 31, 2003

BAY CAPITAL CORPORATION
Owings Mills, Maryland

FOR THE SEVEN MONTHS ENDED JULY 31, 2003

WOODEN & BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Bay Capital Corporation
Owings Mills, Maryland

We have compiled the accompanying balance sheet of Bay Capital Corporation (an S-Corporation) as of July 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the seven months then ended, in accordance with *Statements on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of financial statements. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Wooden & Benson

October 7, 2003
Baltimore, Maryland

100 W. PENNSYLVANIA AVENUE, BALTIMORE, MARYLAND 21204
TELEPHONE: (410) 825-4860 Web Address: www.woodenbenson.com E-MAIL: info@woodenbenson.com FAX: (410) 828-1419

BAY CAPITAL CORPORATION

BALANCE SHEET
JULY 31, 2003
(See accountant's compilation report)

ASSETS	
CASH	$ 519,774
ACCOUNTS RECEIVABLE	25,684,438
LOAN RECEIVABLE - OFFICER	178,066
ACCRUED INTEREST RECEIVABLE	41,936
TOTAL CURRENT ASSETS	26,424,214
PROPERTY AND EQUIPMENT	
EQUIPMENT	107,746
LEASEHOLD IMPROVEMENTS	21,180
FURNITURE & FIXTURES	185,256
	314,182
LESS - ACCUMULATED DEPRECIATION	(84,494)
TOTAL PROPERTY AND EQUIPMENT	229,688
TOTAL ASSETS	$ 26,653,902
LIABILITIES & STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
ACCOUNTS PAYABLE	$ 179,834
ACCRUED EXPENSES	195,974
WAREHOUSE LINES OF CREDIT	24,553,605
TOTAL CURRENT LIABILITIES	24,929,413
STOCKHOLDERS' EQUITY	
COMMON STOCK - NO PAR VALUE, 1,000 SHARES AUTHORIZED, 714.289 SHARES ISSUED AND OUTSTANDING	450,000
ADDITIONAL PAID IN CAPITAL	1,115,737
RETAINED EARNINGS	158,752
TOTAL STOCKHOLDER'S EQUITY	1,724,489
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,653,902

The accompanying notes are an integral part of this statement.

BAY CAPITAL CORPORATION

STATEMENT OF OPERATIONS
FOR THE SEVEN MONTHS ENDED JULY 31, 2003
(See accountant's compilation report)

INCOME	
POINTS	$ 191,674
INCOME-CORPORATE BRANCHES	1,097,987
INCOME-BRANCH	3,921,637
LOAN SALE INCOME	963,164
FEES	176,154
OTHER INCOME	2,149
TOTAL INCOME	6,352,765
INTEREST INCOME	190,419
INTEREST EXPENSE	(190,785)
TOTAL WAREHOUSE LINES	(366)
TOTAL REVENUE	6,352,399
EXPENSES	
SALARIES	961,300
EXPENSES - PA OFFICE	129,478
EXPENSES - BRANCH	3,317,476
EXPENSES-RETAIL	34,820
COMMISSIONS	291,928
BONUS	134,728
ACCOUNTING	62,196
ADVERTISING	29,109
AUTO	10,403
BANK CHARGES	3,049
COMPUTER EXPENSE	45,903
CREDIT REPORTS	49,797
CONTRIBUTIONS	600
CONVENTIONS	17,677
DELIVERY	31,608
DEPRECIATION	39,301
DUES & SUBSCRIPTIONS	3,259
EXPENSE REIMBURSEMENT-WSL	9,496
INSURANCE - E & O	16,485
INSURANCE - WORKERS COMP	8,152
INSURANCE - BUSINESS OWNERS	1,335
INTEREST EXPENSE	1,207
LATE FEES & DISCOUNTS MISSED	4,116
LEASED EQUIPMENT	39,497
LEGAL	9,531
LENDER FEES	23,779
LICENSES & PERMITS	49,139
MARKETING	21,321
MEALS	5,576
MEDICAL INSURANCE	33,541

BAY CAPITAL CORPORATION

STATEMENT OF OPERATIONS
FOR THE SEVEN MONTHS ENDED JULY 31, 2003
(See accountant's compilation report)

OFFICE	7,436
PAYROLL TAXES	116,949
PAYROLL - OTHER	17,356
PROFESSIONAL FEES	126,980
PROMOTION - WHOLESALE	900
RECORDING FEES	6,354
RECRUITING-WHOLESALE	60,375
RENT	73,680
REPAIR & MAINTENANCE	10,319
SUB-CONTRACTING	2,950
SUBORDINATION FEES	100
SUPPLIES	69,652
TAXES - FRANCHISE	35
TELEPHONE	42,159
TRAVEL & ENTERTAINMENT	23,763
UNDERWRITING FEES	7,095
WAREHOUSE FEE - WHOLESALE	43,600
TOTAL EXPENSES	5,995,510
NET INCOME FROM OPERATIONS	356,889
INTEREST INCOME - BANKS	652
MISCELLANEOUS INCOME	163
TOTAL OTHER INCOME & EXPENSE	815
NET INCOME	$ 357,704

The accompanying notes are an integral part of this statement.

BAY CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SEVEN MONTHS ENDED JULY 31, 2003
(See accountant's compilation report)

	COMMON STOCK - NO PAR VALUE	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCKHOLDERS' EQUITY
BALANCE - JANUARY 1, 2003	$ 350,000	$ 1,115,737	$ (198,952)	$ 1,266,785
ISSUANCE OF 47.691 SHARES OF COMMON STOCK	100,000	-	-	100,000
NET INCOME FOR THE SEVEN MONTHS ENDED JULY 31, 2003			357,704	357,704
BALANCE - JULY 31, 2003	$ 450,000	$ 1,115,737	$ 158,752	$ 1,724,489

The accompanying notes are an integral part of this statement.

BAY CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
JULY 31, 2003
(See accountant's compilation report)

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$ 357,704
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
DEPRECIATION	39,301
CHANGES IN OPERATING ASSETS AND LIABILITIES:	
INCREASE IN INTEREST RECEIVABLE	(41,936)
INCREASE IN ACCOUNTS RECEIVABLE	(8,690,208)
INCREASE IN LOAN RECEIVABLE - OFFICER	(178,066)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES	12,327
NET CASH USED IN OPERATING ACTIVITIES	(8,500,878)
CASH FLOWS FROM INVESTING ACTIVITIES	
PURCHASES OF PROPERTY AND EQUIPMENT	(48,560)
NET CASH USED IN INVESTING ACTIVITIES	(48,560)
CASH FLOWS FROM FINANCING ACTIVITIES	
NET BORROWING FROM WAREHOUSE LENDERS	8,547,090
ISSUANCE OF COMMON STOCK	100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,647,090
NET INCREASE IN CASH	97,652
CASH - BEGINNING OF YEAR	422,122
CASH - END OF YEAR	$ 519,774

The accompanying notes are an integral part of this statement.

BAY CAPITAL CORPORATION
Owings Mills, Maryland

NOTES TO FINANCIAL STATEMENTS
FOR THE SEVEN MONTHS ENDED JULY 31, 2003

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

NATURE OF BUSINESS - Bay Capital Corporation (Company) was formed in the State of Maryland on April 24, 2000. The Company is engaged in the business of mortgage brokering and lending primarily in the states of Maryland, Virginia, Delaware, Pennsylvania and Ohio.

ADVERTISING - The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to $29,109 for the seven months ended July 31, 2003.

METHOD OF ACCOUNTING - The Company's financial statements and tax returns are prepared on the accrual method of accounting which recognizes income when it is earned and expenses when they are incurred.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. The cost of repairs and maintenance is charged to operations as incurred. Major renewals, betterments, and additions are capitalized. When assets are sold or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to income.

Depreciation is computed using the following methods over the estimated useful lives of the assets:

Class	Method
Computer Equipment	Straight-Line
Leasehold Improvements	Straight-Line
Furniture and Fixtures	Straight-Line

INCOME TAXES - Effective January 1, 2000, the Company elected to be treated as a subchapter S Corporation under Section 1362 of the Internal Revenue Code. Under this section, the stockholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS - For the purpose of this statement, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Note 2 - **CONCENTRATION OF RISK**

The Company maintains cash accounts with a variety of banking institutions in the Baltimore Metropolitan area. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Cash balances exceeded insured limits by $307,274 as of July 31, 2003.

Note 3 - **OPERATING LEASES**

The Company leases office facilities in Owings Mills, Maryland under a related party lease (see Note 5) which expires in August of 2005. The Company also leases equipment under operating leases expiring at various dates through 2004.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ended December 31,	
2003	$260,648
2004	260,648
2005	164,520
Total	$685,816

Rent expense for the seven months ended July 31, 2003 was $148,722.

Note 4 - **DEBT**

The Company has credit arrangements with four mortgage warehouse lenders as of July 31, 2003. These notes are collateralized by all mortgage loans originated by advances made under these agreements, and all purchase commitments, servicing rights and all other assets and rights related to those loans. Warehouse Lines of Credit are personally guaranteed by the major stockholders of the Company. Balances as of July 31, 2003 are as follows:

Lender	Interest Rate	Due Date	Balance
Community First Warehouse Lending	LIBOR Plus Variable Margin	Annually on a Revolving Basis	$ 3,651,684
PCFS Warehouse Lending	LIBOR Plus Variable Margin	Annually on a Revolving Basis	2,937,520
First Collateral Warehouse Lending	LIBOR Plus Variable Margin	Annually on a Revolving Basis	8,781,620
First Tennessee Bank Warehouse Lending	LIBOR Plus Variable Margin	Annually on a Revolving Basis	9,182,781
			$24,553,605

Interest expense on all of the Company's obligations for the seven months ended July 31, 2003 was $191,992.

DEBT COVENANTS -The Company is committed by debt covenants of the warehouse lines of credit to maintain certain minimum ratios and tangible net worth. Non-compliance with loan covenants could severely impact the Company's ability to fund future loans. No provision has been recorded for this possibility. The covenants were met as of the balance sheet date.

Note 5 - **RELATED PARTY TRANSACTIONS**

The Company leases its office facilities from Woodridge, LLC for $21,246 per month. One of the members of the LLC is the majority stockholder of the Company.

Loans receivable – officer of $178,066 represent advances to the majority stockholder of the Company. These advances are due on demand, bear no interest, and may be deemed to be compensation at the end of 2003.

Note 6 - **BRANCH OPERATIONS**

Branch income presented in the accompanying income statement includes income from brokering and lending activities during the year. Branch expense presented in the accompanying income statement represents all operating expenses incurred by the branch including fees related to loan processing, monthly rent, and other general and administrative costs allocated to the branches. All net profits of the branches are paid to the branch manager in the form of wages.

PART III
INDEX OF EXHIBITS

2.1 Charter

2.2 By-laws

3.1 Form Promissory Note

4.1 Form Subscription Agreement

6.1 Lease by and Between Woodridge, L.L.C. and the Company, dated May 1, 2002

6.2 Lease by and between MBC Investors Ltd. and the Company, dated December 10, 2002

6.3 Employment Agreement with James Emery dated November 2, 2002

6.4 Employment Agreement with Jay W. Jang dated November 14, 2002

6.5 Employment Agreement with Ronald Granick dated April 25, 2003

6.6 Warehouse Loan and Security Agreement with The Provident Bank dated September 10, 2001

6.7 Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank dated May 2, 2003

6.8 Correspondent Agreement by and between the Company and First Tennessee Bank dated September 10, 2001

6.9 Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc. dated June 17, 2003

6.10 Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank, dated July 16, 2003

6.11 Loan Brokerage Agreement with Community First Bank

6.12 Assignment Agreement with Community First Bank

9.1 Escrow Agreement

10.1 Consent of Hertzbach & Company, P.A.

10.2 Consent of Wooden & Benson, Chtd.

11.1 Opinion regarding Legality from Shapiro Sher Guinot & Sandler

12.1 Sales Material

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Owings Mills, State of Maryland, on October 20, 2003.

BAY CAPITAL CORP.

By:________________________________

Stewart D. Sachs, President,
Chief Executive Officer and Director

By:________________________________

Benjamin M. Lyons, Chief Operating Officer and Director

BOARD OF DIRECTORS (Majority)

____

Stewart D. Sachs

____

Benjamin M. Lyons

Exhibit 2.1

Charter

ARTICLES OF INCORPORATION
OF
BAY CAPITAL CORP.

FIRST: I, SUSAN A. SINROD, whose post office address is 10811 Red Run Boulevard, Owings Mills, Maryland 21117, being at least eighteen years of age, hereby form a corporation under and by virtue of the General Laws of the State of Maryland.

SECOND: The name of the corporation (which is hereafter referred to as "the Corporation") is BAY CAPITAL CORP.

THIRD: The purposes for which the Corporation is formed are: to engage in the business of performing and rendering advisory, consulting, and any and all other services related to real estate, mortgage banking and lending, mortgage brokering, financing, and related matters for agencies, commissions or departments, individuals, partnerships, corporations, and any other type of entity; and

to engage in the business of mortgage brokering, and to do all things related to the mortgage banking industry; and

to do anything permitted by Section 2-103 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time.

FOURTH: The post office address of the principal office of the Corporation in this State is: 10811 Red Run Boulevard, Owings Mills, Maryland 21117. The name and post office address of the Resident Agent of the Corporation in this State is: Susan A. Sinrod, 10811 Red Run Boulevard, Owings Mills, Maryland 21117. Said Resident Agent is an individual actually residing in this State.

FIFTH: The total number of shares of capital stock which the Corporation has authority to issue is 1,000 shares of common stock, without par value.

SIXTH: The number of Directors of the Corporation shall be three (3) directors, which number may be increased or decreased pursuant to the By-Laws of the Corporation, but shall never be less than three (3), provided that:

(1) If there is no stock outstanding, the number of Directors may be less than three (3) but not less than one (1); and

(2) If there is stock outstanding and so long as there are less than three (3) stockholders, the number of Directors may be less than three (3) but not less than the number of

stockholders.

The names and addresses of the Directors who shall act until the first annual meeting or until their successors are duly chosen and qualified are:

Stewart D. Sachs
10811 Red Run Boulevard
Owings Mills, Maryland 21117

Benjamin Lyons
10811 Red Run Boulevard
Owings Mills, Maryland 21117

Susan A. Sinrod
10811 Red Run Boulevard
Owings Mills, Maryland 21117

SEVENTH: The following provisions are hereby adopted for the purpose of defining and regulating the powers of the Corporation and of the Directors and Stockholders.

(1) The Board of Directors of the Corporation is hereby empowered to authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized; or securities convertible into shares of its stock of any class or classes, whether now or hereafter authorized.

(2) The Board of Directors of the Corporation may classify or reclassify any unissued shares by fixing or altering in any one or more respects, from time to time, before issuance of such shares, the preferences, rights, voting powers, restrictions and qualifications of, the dividends on, the times and prices of redemption of, and the conversion rights of, such shares.

The enumeration and definition of a particular power of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of the Charter of the Corporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the General Laws of the State of Maryland now or hereafter in force.

EIGHTH: Except as may otherwise be provided by the Board of Directors of the Corporation, no holder of any shares of the stock of the Corporation shall have any pre-emptive right to purchase, subscribe for, or otherwise acquire any shares of stock in the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing the rights or options to subscribe for, purchase or otherwise acquire such shares.

NINTH: (1) As used in this Article NINTH, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Indemnification Section") as amended from time to time, shall have the same meaning as provided in the Indemnification Section.

(2) The Corporation shall indemnify a present or former Director or Officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section.

(3) With respect to any corporate representative other than a present or former Director or Officer, the Corporation may indemnify such corporate representative in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section; provided, however, that to the extent a corporate representative other than a present or former Director or Officer successfully defends on the merits or otherwise any proceeding referred to in subsections (b) and (c) of the Indemnification Section or any claim, issue, or matter raised in such proceeding, the Corporation shall not indemnify such corporate representative other than a present or former Director or Officer under the Indemnification Section unless and until it shall have been determined and authorized in the specific case by (i) an affirmative vote at a duly constituted meeting of a majority of the Board of Directors who were not parties to the proceedings; or (ii) an affirmative vote, at a duly constituted meeting of a majority of all the votes cast by stockholders who were not parties to the proceeding, that indemnification of such corporate representative other than a present or former Director or Officer is proper in the circumstances.

TENTH: The duration of the Corporation shall be perpetual.

IN WITNESS WHEREOF, I have signed these Articles of Incorporation this 24th day of April, 2000, and I acknowledged the same to be my act.

Susan A. Sinrod

State of Maryland :
: ss
County of Baltimore :

I HEREBY CERTIFY that on this 24th day of April, 2000, before me, the subscriber, a Notary Public, in and for the State and County aforesaid, personally appeared Susan A. Sinrod, and she acknowledged the foregoing Articles of Incorporation to be her act and deed.

WITNESS my hand and notarial seal the day and year first above written.

Notary Public

My commission expires:

LOIS A. ROTONDI
Notary Public
Montgomery Co., MD
My Comm. Exps. Aug. 1, 2002

Department of
Assessments and Taxation

Charter Division

Governor

Ronald W. Wineholt
Director

Paul B. Anderson
Administrator

SINROD & SINROD, P.A.
SUITE 908
11300 ROCKVILLE PIKE
ROCKVILLE MD 20852

Date: 05-22-2000

This letter is to confirm acceptance of the following filing:

ENTITY NAME:. . . .	.	BAY CAPITAL CORP.
DEPARTMENT ID	:	D05807706
TYPE OF REQUEST	:	ARTICLES OF INCORPORATION
DATE FILED	:	05-10-2000
TIME FILED	:	10:37-PM
RECORDING FEE	:	$20.00
ORG. & CAP FEE	:	$20.00
FILING NUMBER	:	1000183004000000
CUSTOMER ID	:	0000390720
WORK ORDER NUMBER	:	0000313435

PLEASE VERIFY THE INFORMATION CONTAINED IN THIS LETTER. NOTIFY THIS DEPARTMENT IN WRITING IF ANY INFORMATION IS INCORRECT. INCLUDE THE CUSTOMER ID AND THE WORK ORDER NUMBER ON ANY INQUIRIES. EVERY YEAR THIS ENTITY MUST FILE A PERSONAL PROPERTY RETURN IN ORDER TO MAINTAIN ITS EXISTENCE EVEN IF IT DOES NOT OWN PERSONAL PROPERTY.. A BLANK RETURN WILL BE MAILED BY FEBRUARY OF THE YEAR FOR WHICH THE RETURN IS DUE.

301 West Preston Street, Baltimore, Maryland 21201
Telephone (410) 767-1350
MRS (Maryland Relay Service) (800) 735-2258 TT/Voice
Fax (410) 333-7097

0000658804

chtacc

ENTITY TYPE:	ORDINARY BUSINESS - STOCK
STOCK:	Y
CLOSE:	N
EFFECTIVE DATE:	05-10-2000
PRINCIPAL OFFICE:	10811 RED RUN BOULEVARD OWINGS MILLS MD 21117
RESIDENT AGENT:	SUSAN A. SINROD 10811 RED RUN BOULEVARD OWINGS MILLS MD 21117

Exhibit 2.2

Bylaws

BYLAWS

OF

BAY CAPITAL CORP.

(a Maryland corporation)

ARTICLE I

STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Certificates representing shares of stock shall set forth thereon the statements prescribed by Sections 2-207 and 2-211 of the Maryland General Corporation Law and by any other applicable provision of law and shall be signed by the President or the Chairman of the Board, if any, or a Vice-President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the corporate seal or a facsimile of it or in any other form. The signatures of any such officers may be either manual or facsimile signatures. In case any such officer who has signed manually or by facsimile any such certificate ceases to be such officer before the certificate is issued, it may nevertheless be issued by the corporation with the same effect as if the officer had not ceased to be such officer as of the date of its issue.

No certificate representing shares of stock shall be issued for any share of stock until such share is fully paid, except as otherwise authorized by the provisions of Section 2-210 of the Maryland General Corporation Law.

The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may, in its discretion, require the owner of any such certificate to give bond, with sufficient surety, to the corporation to indemnify it against any loss or claim that may arise by reason of the issuance of a new certificate.

Upon compliance with the provisions of Section 2-514 of the Maryland General Corporation Law, the Board of Directors of the corporation may adopt by resolution a procedure by which a stockholder of the corporation may certify in writing to the corporation that any shares registered in the name of the stockholder are held for the account of a specified person other than the stockholder.

2. FRACTIONAL SHARE INTERESTS OR SCRIP. The corporation may, but shall not be obliged to, issue fractional shares of stock, eliminate a fractional interest by rounding off to a full share of stock, arrange for the disposition of a fractional interest by the person entitled to it, pay cash for the fair value of a fractional share of stock determined as of the time when the person entitled to receive it is determined, or issue scrip or other evidence of ownership, and which shall entitle its holder to exchange such scrip or other evidence of ownership aggregating a full share for a certificate which represents the share, but such scrip or other evidence of ownership shall not, unless otherwise provided, entitle the holder to exercise any voting right, or to receive dividends thereon or to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may impose any reasonable condition on the issuance of scrip or other evidence of ownership, and may cause such scrip or evidence of ownership to be issued subject to the condition that it shall become void if not exchanged for a certificate representing a full share of stock before a specified date or subject to the condition that the shares for which such scrip or evidence of ownership is exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of such scrip or evidence of ownership, or subject to a provision for forfeiture of such proceeds to the corporation if not claimed within a period of not less than three years from the date the scrip or other evidence of ownership was originally issued.

3. SHARE TRANSFERS. Upon compliance with provisions restricting the transferability of shares of stock, if any, transfers of shares of stock of the corporation shall be made only on the stock transfer books of the corporation by the record holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon, if any.

4. RECORD DATE FOR STOCKHOLDERS. The Board of Directors may set a record date or direct that the stock

transfer books be closed for a stated period for the purpose of making any proper determination with respect to stockholders, including which stockholders are entitled to notice of a meeting, to vote at a meeting, to receive a dividend, or to be allotted other rights; provided, that, except as may be otherwise provided herein, any such record date shall be not more than ninety days before the date on which the action requiring the determination will be taken, that any such closing of the transfer books may not be for a period longer than twenty days, and that, in the case of a meeting of stockholders, any such record date or any such closing of the transfer books shall be at least ten days before the date of the meeting. If a record date is not set, and, if the stock transfer books are not closed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the later of either the close of business on the day on which notice of the meeting is mailed or the thirtieth day before the meeting, and the record date for determining stockholders entitled to receive payment of a dividend or an allotment of any rights shall be the close of business on the day on which the resolution of the Board of Directors declaring the dividend or allotment of rights is adopted, but any such payment of a dividend or allotment of rights shall not be made more than sixty days after the date on which the resolution is adopted; and a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than one hundred and twenty days after the original record date.

5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class or series upon which or upon whom the Articles of Incorporation confer such rights where there are two or more classes or series of shares or upon which or upon whom the provisions of the Maryland General Corporation Law may confer such rights or the right of dissent notwithstanding

that the Articles of Incorporation may provide for more than one class or series
of shares of stock, one or more of which are limited or denied such rights thereunder.

6. STOCKHOLDER MEETINGS.

- TIME. The annual meeting of stockholders shall be held on the date fixed, from time to time, by the directors, within the thirty-one day period commencing with the 1st day of June, for the election of directors and the transaction of any business within the powers of the corporation. A special meeting shall be held on the date fixed by the directors.

- PLACE. Annual meetings and special meetings shall be held at such place, either within the State of Maryland or at such other place within the United States, as the directors may, from time to time, set. Whenever the directors shall fail to set such place, or, whenever stockholders entitled to call a special meeting shall call the same, and a place of meeting is not set, the meeting shall be held at the principal office of the corporation in the State of Maryland.

- CALL. Annual meetings may be called by the directors or the President or by any officer instructed by the directors or the President to call the meeting. Except as may be otherwise provided by the provisions of the Maryland General Corporation Law, special meetings may be called in like manner and shall be called by the Secretary whenever the holders of shares entitled to at least twenty-five per cent of all the votes entitled to be cast at such meeting shall make a duly authorized request that such meeting be called.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER OF NOTICE. Written notice of all meetings shall be given by the Secretary and shall state the time and place of the meeting. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) contain any additional statements required in a notice of a special meeting, and shall include a copy of any requisite statements or provisions prescribed by the provisions of the Maryland General Corporation Law; provided, however, that any business of the corporation may be transacted at any annual meeting without being specially noticed unless the provisions of the Maryland General Corporation Law provide otherwise. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called and shall include a copy of any requisite statements or provisions prescribed by the provisions of the Maryland General Corporation Law. Written notice of any meeting shall be given to each stockholder either by mail or personally delivered to him or by leaving it at his residence or usual place of business not less than ten days and not more than ninety days before the date of the meeting, unless any provisions of the Maryland General Corporation Law shall prescribe a different elapsed period of time, to each stockholder at his address appearing on the books of the corporation or the address supplied by him for the purpose of notice. If mailed, notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at his address as it appears on the records of the corporation with postage thereon prepaid. Whenever any notice of the time, place or purpose of any meeting of stockholders is required to be given under the provisions of the Articles of Incorporation, these Bylaws or of the provisions of the Maryland General Corporation Law, a waiver thereof in writing, signed by the stockholder and filed with the records of the meeting, whether before or after the holding thereof, or his presence in person or by proxy at the meeting shall be deemed equivalent to the giving of such notice to such stockholder. The foregoing requirements of notice shall also apply, whenever the corporation shall have any class of stock which is not entitled to vote, to holders of stock who are not entitled to vote at the meeting, but who are entitled to notice thereof and to dissent from any action taken thereat.

- STATEMENT OF AFFAIRS. The President of the corporation, or, if the Board of Directors shall determine otherwise, some other executive officer thereof, shall prepare or cause to be prepared annually a full and correct statement of the affairs of the corporation, including a balance sheet and a financial statement of operations for the preceding fiscal year, which shall be submitted at the Annual Meeting and placed on file within twenty days thereafter at the principal office of the corporation in the State of Maryland.

- CONDUCT OF MEETINGS. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

- <u>PROXY REPRESENTATION</u>. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether for the purposes of determining his presence at a meeting, or whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting, or otherwise. Every proxy shall be executed in writing by the stockholder or by his duly authorized attorney in fact, and filed with the Secretary of the corporation. No proxy shall be valid more than eleven months from the date of its execution, unless the proxy provides otherwise.

- <u>INSPECTORS OF ELECTION</u>. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting or any stockholder, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

- QUORUM. Except as may otherwise be required by the provisions of the Maryland General Corporation Law, the Articles of Incorporation, or these Bylaws, the presence in person or by proxy at a meeting of the stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting shall constitute a quorum.

- VOTING. Each share of stock shall entitle the holder thereof to one vote except in the election of directors, at which each said vote may be cast for as many persons as there are directors to be elected. Except as may otherwise be provided in the provisions of the Maryland General Corporation Law, the Articles of Incorporation or these Bylaws, a majority of all the votes cast at a meeting of stockholders at which a quorum is present shall be sufficient to approve any matter which may properly come before the meeting. A plurality of all the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

7. INFORMAL ACTION. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if the following are filed with the records of the meeting: an unanimous written consent which sets forth the action and is signed by each stockholder entitled to vote on the matter, and, as applicable, a written waiver of any right to dissent signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

ARTICLE II

BOARD OF DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and the affairs of the corporation shall be managed by or under the direction of its Board of Directors. All powers of the corporation may be exercised by or under authority of said Board of Directors. The use of the phrase "entire board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. Each director shall be a natural person of full age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Maryland. The initial Board of Directors shall consist of three persons, which is the number set forth in the Articles of Incorporation. Thereafter the number of directors constituting the entire

board shall be at least three, except that when the number of stockholders is fewer than three, the number of directors may be the same as the number of said stockholders. Except for the first Board of Directors, such number may be set from time to time by action of the stockholders or of a majority of the entire Board of Directors or, if the number is not so set, the number shall be three . The number of directors may be increased or decreased by an amendment to these Bylaws, provided, however, that the tenure of office of a director shall not be affected by any decrease in the number of directors.

3. ELECTION AND TERM. The first Board of Directors shall consist of the directors named in the Articles of Incorporation and shall hold office until the first annual meeting of stockholders or until their successors have been elected and qualified. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors by the stockholders which have not been filled by said stockholders, may be filled by the Board of Directors. Newly created directorships filled by the Board of Directors shall be by action of a majority of the entire Board of Directors. All other vacancies to be filled by the Board of Directors may be filled by a majority of the remaining members of the Board of Directors, whether or not sufficient to constitute a quorum.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall set, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of Maryland as shall be set by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the

Chairman of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice of any meeting need not specify the business to be transacted or the purpose of the meeting. Whenever any notice of the time, place, or purpose of any meeting of directors or any committee thereof is required to be given under the provisions of the Maryland General Corporation Law or of these Bylaws, a waiver thereof in writing, signed by the director or committee member entitled to such notice and filed with the records of the meeting, whether before or after the meeting, or presence at the meeting, shall be deemed equivalent to the giving of such notice to such director or such committee member.

- QUORUM AND ACTION. A majority of the entire Board of Directors shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided such majority shall constitute at least one-third of the entire Board and, in no event, less than two directors provided, that whenever the entire Board of Directors consists of one director, that one director shall constitute a quorum. Except as in the Articles of Incorporation and herein otherwise provided and, except as in provisions of the Maryland General Corporation Law otherwise provided, the action of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors. Members of the Board of Directors or of a committee thereof may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time; and participation by such means shall constitute presence in person at a meeting.

- CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed, with or without cause, pursuant to

the provisions of Section 2-406 of the Maryland General Corporation Law.

6. COMMITTEES. The Board of Directors may appoint from among its members an Executive Committee and other committees composed of two or more directors, and may delegate to such committee or committees any of the powers of the Board of Directors except such powers as may not be delegated under the provisions of the Maryland General Corporation Law. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint a member of the Board of Directors to act in the place of such absent member.

7. INFORMAL ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if a written consent to such action is signed by all members of the Board of Directors or any such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or any such committee.

ARTICLE III

OFFICERS

The corporation shall have a President, a Secretary, and a Treasurer, and may have a Chairman of the Board, a Vice-Chairman of the Board and one or more Vice-Presidents, who shall be elected by the Board of Directors, and may also have such other officers, assistant officers, and agents as the Board of Directors shall authorize from time to time, each of whom shall be elected or appointed in the manner prescribed by the Board of Directors. Any two or more offices, except those of President and Vice-President, may be held by the same person, but no person shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law to be executed, acknowledged or verified by more than one officer. Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor has been elected or appointed and qualified.

The officers and agents of the corporation shall have the authority and perform the duties in the management of the corporation as determined by the resolution electing or appointing them.

Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the corporation will be served thereby.

ARTICLE IV

PRINCIPAL OFFICE - RESIDENT AGENT - STOCK LEDGER

The address of the initial principal office of the corporation in the State of Maryland and the name and the address of the initial resident agent of the corporation in the State of Maryland are set forth in the Articles of Incorporation.

The corporation shall maintain, at its principal office in the State of Maryland or at a business office or an agency of the corporation an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by each stockholder. Such stock ledger may be in written form or any other form capable of being converted into written form within a reasonable time for visual inspection.

The corporation shall keep at its principal office in the State of Maryland the original or a certified copy of the Bylaws, including all amendments thereto, and shall duly file thereat the annual statement of affairs of the corporation.

ARTICLE V

CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the corporation and shall be in such form and contain such other words and/or figures as the Board of Directors shall determine or the law require.

ARTICLE VI

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VII

CONTROL OVER BYLAWS

The power to adopt, alter, amend, and repeal the Bylaws is vested in the Board of Directors of the corporation.

I HEREBY CERTIFY that the foregoing is a full, true and correct copy of the Bylaws of Bay Capital Corp, a Maryland corporation, as in effect on the date hereof.

WITNESS my hand and the seal of the corporation.

Dated: June 1, 2000

Carol L. Wolf

Carol L. Wolf, Secretary of Bay Capital Corp.

Exhibit 3.1

Form Promissory Note

BAY CAPITAL CORP.
SUBORDINATED PROMISSORY NOTE

$____________ Owings Mills, Maryland
Note No.:____________ ______________, 200_

Bay Capital Corp., a Maryland corporation (the "Company"), the principal office of which is located at 10811 Red Run Boulevard, Suite 200, Owings Mills, Maryland 21117, for value received, hereby promises to pay ______________________________, or his registered assigns (the "Holder"), the sum of ____________________________ Dollars ($______________), together with interest on the unpaid principal balance of this Note from time to time outstanding until such principal amount is paid in full. The principal balance hereof, as well as any unpaid accrued interest hereon, as set forth below, shall be due and payable on the earlier to occur of (i) the maturity date, which is [1 year, 2 years, 3 years, 5 years] after the date hereof, on ______________, 200___ (the "Maturity Date"), unless renewed in accordance with Section 4 below, or (ii) when declared due and payable by the Holder upon, after the opportunity (as set forth below) for cure, the occurrence of an Event of Default (as defined below). Payment for all amounts due hereunder shall be made by electronic transfer, or by check as set forth in the Subscription Agreement between the Company and the Holder hereof, at the sole discretion of the Company. This Note is one of an issue of the Company's subordinated notes in the aggregate principal amount of up to $5,000,000, as more fully described in the Company Offering Circular dated as of September ____, 2003 (the "Offering").

The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:

1. Interest. The Company shall pay simple interest at the rate of ___ percent (____%) per annum on the principal of this Note outstanding during the period beginning on the date of issuance of this Note and ending on the date that the principal amount of this Note becomes due and payable. Interest shall be payable [monthly/quarterly (based upon a calendar year) / or on the Maturity Date], or earlier upon the prepayment by the Company, as provided below.

2. Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of the Company's Senior Indebtedness, as hereinafter defined.

2.1 Senior Indebtedness. As used in this Note, the term "Senior Indebtedness" shall mean the principal of and unpaid accrued interest on: (i) all indebtedness of the Company to banks, commercial finance lenders, insurance companies, or other financial institutions regularly engaged in the business of lending money, which is for money borrowed by the Company (whether or not secured), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for or to refinance such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

2.2 Default on Senior Indebtedness. If there should occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshalling of the assets and liabilities of the Company, and/or if this Note shall be declared due and payable upon the occurrence of an Event of Default with respect to any Senior Indebtedness, then (i) no amount shall be paid by the Company with respect to the principal of or interest on this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Holder of this Note that shall assert any right to receive any payments with respect to the principal of and interest on this Note, except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding. If there occurs an Event of Default that has been declared in writing with respect to any Senior Indebtedness, or in the instrument under which any Senior Indebtedness is outstanding, permitting the holder of such Senior Indebtedness to accelerate the maturity thereof, then, unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made with respect to the principal of or interest on this Note, unless within three (3) months after the happening of such Event of Default, the maturity of such Senior Indebtedness shall not have been accelerated.

2.3 Effect of Subordination. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 3 to receive cash, securities, or other properties otherwise payable or deliverable to the Holder of this Note, nothing contained in this Section 3 shall impair, as between the Company and the Holder, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Holder the principal hereof and interest hereon as and when the same become due and payable, or shall prevent the Holder of this Note, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

2.4 Subrogation. Subject to the payment in full of all Senior Indebtedness and until this Note shall be paid in full, the Holder shall be subrogated to the rights of the holders of Senior Indebtedness (to the extent of payments or distributions previously made to such holders of Senior Indebtedness pursuant to the provisions of Section 3.2 above) to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and the Holder, be deemed to be a payment by the Company to or on account of this Note; and for the purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which the Holder would be entitled except for the provisions of this Section 3 shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and the Holder, be deemed to be a payment by the Company to or on account of the Senior Indebtedness.

2.5 Undertaking. By its acceptance of this Note, the Holder agrees to execute and deliver such documents as may be reasonably requested from time to time by the Company or the lender of any Senior Indebtedness in order to implement the foregoing provisions of this Section 3.

3. Redemption.

3.1 At any time, upon thirty (30) days prior written notice to the Holder, the Company may prepay in whole or in part the principal sum of this Note, plus accrued interest to date of such payment.

3.2 Upon written notice to the Company, the Holder may request that the Company prepay this Note in whole or in part, plus accrued interest to date of such payment. Within thirty (30) days of receiving such written notice from the Holder, the Company shall prepay that balance of this Note, as requested by the Holder. However, the amount due to the Holder upon a redemption made in accordance with is Section 3.2 shall be reduced, at the discretion of the Company, by the amount (the "Redemption Penalty") equal to six (6) months accrued interest under this Note. Notwithstanding the above, the maximum total principal amount of notes sold to all holders in connection with the Offering that the Company shall be required to purchase in any calendar quarter shall not exceed the lesser of:

(a) 2% of the aggregate outstanding principal balance of all notes sold in the Offering, or

(b) $1,000,000.

3.3 Notwithstanding Section 3.2 above, upon (a) the death of the Holder hereof, or (b) the disability of the Holder, which shall be determined at the absolute and sole discretion of the Company, the outstanding balance of this Note paid by the Company as a result of the Holder's request, as set forth above, shall not be reduced by the Redemption Penalty.

4. Renewal of Note.

4.1 The principal balance of this Note, and all accrued, unpaid interest shall be due and payable on the Maturity Date. However, this Note shall be automatically renewed for the same term as set forth hereunder, unless either:

(a) the Company notifies the Holder in writing prior to the Maturity Date that it intends to pay the outstanding balance and accrued interest under this Note as of the Maturity Date; or

(b) prior to or within fifteen (15) days after the Maturity Date, the Holder requests in writing that the Company pay the outstanding balance and accrued interest under this Note.

4.2 Unless the Company has given a notice of non-renewal under Section 5.1(a), the Company shall notify the Holder in writing thirty (30) days before the Maturity Date of the new interest rate, which shall be the same rate the Company offers to customers either (a) for notes of similar terms, as of the Maturity Date then being extended or (b) as otherwise determined by the Company (if no such notes are then issued by the Company to subscribers).

5. Events of Default. If any of the events specified in this Section 5 shall occur (herein individually referred to as an "Event of Default"), the Holder of this Note may, so long as such condition continues to exist, declare the entire principal and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Company:

(i) Default in the payment of the principal and/or unpaid accrued interest of this Note when due and payable if such default is not cured by the Company within fifteen (15) days after the Holder has given the Company written notice of such default; or

(ii) Any declared default of the Company under any Senior Indebtedness (as defined below) that has not been cured within the times permitted under such Senior Indebtedness, that gives the holder thereof the right to accelerate such Senior Indebtedness, and provided that such Senior Indebtedness is in fact accelerated by the holder.

6. Remedies. Upon an Event of Default, and the expiration of any applicable cure period, in addition to all other rights or remedies available under applicable law, the Holder shall have the right to declare the entire unpaid principal balance plus accrued interest and all other sums due hereunder immediately due and payable. However, in no event may the accelerated payment be sued for or accepted by the Holder as long as any Senior Indebtedness is outstanding.

7. Waiver and Amendment Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the holder of all then outstanding Notes.

8. Transfer of this Note. With respect to any offer, sale, or other disposition of this Note, the Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, to the effect that such offer, sale, or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Promptly upon receiving such written notice and reasonably satisfactory opinion, if so requested, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of this Note, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8 that the opinion of counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made.

9. Treatment of Note. To the extent permitted by generally accepted accounting principles, the Company will treat, account and report this Note as debt and not equity for accounting purposes and with respect to any returns filed with federal, state or local tax authorities.

10. Company Net Worth. Notwithstanding anything contained herein, the Company desires to maintain a positive consolidated net worth. Additionally, the Company does not intend to pay dividends or other payments of cash or property to its stockholders (other than a dividend of capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the notes sold pursuant to the Offering exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction would not apply if the default or event of default were the result of a failure to timely pay interest

or principal that was inadvertent and was cured within ten (10) calendar days after the Company receives written notice of the default or event of default.

11. Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if telegraphed or mailed by registered or certified mail, postage prepaid, at the respective addresses of the parties as set forth herein. Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail or telegraphed in the manner set forth above and shall be deemed to have been received when delivered.

12. No Stockholder Rights. Nothing contained in this Note shall be construed as conferring upon any person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company, or any other matters or any rights whatsoever as a stockholder of the Company; and no dividends or interest shall be payable or accrued in respect of this Note or the interest represented hereby.

13. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Maryland, excluding that body of law relating to conflict of laws.

14. Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be issued this ____ day of ______________, 200__.

BAY CAPITAL CORP.

By:______________________________
Stewart D. Sachs, President
and Chief Executive Officer

Name of Holder: ____________________________

Address: ________________________________

____

SSN:____________________________________

State of Residence: _______________________

Exhibit 4.1

Form Subscription Agreement

Bay Capital Corp.
10811 Red Run Blvd., Suite 200
Owings Mills, Maryland 21117

Re: Subscription Agreement for Purchase of Notes of Bay Capital Corp.

Ladies and Gentlemen:

The undersigned hereby subscribes for US$____________ in aggregate principal amount of ____% renewable, unsecured, subordinated promissory notes due in (i) one (1) year ____, (ii) two (2) years ____, (iii) three (3) years ____, (iv) five (5) years ____ **[check which one]** (unless otherwise renewed by the Company, as provided thereunder) (the "Notes") of Bay Capital Corp., a Maryland corporation (the "Company"). Each Note subscribed for must be at least in the principal amount of US$1,000.

In consideration for (1) the acceptance of this subscription by the Company, and (2) the issuance to me of the Note(s) subscribed for, a form of which is attached to the Offering Circular of the Company dated __________________, 2003 (the "Circular"), which describes the offering of the Notes (the "Offering"), I hereby acknowledge, agree, represent, and warrant as follows:

1. Payment of Purchase Price and Purchase of Notes. Simultaneously with the execution and delivery of this Subscription Agreement, I am delivering a check, bank draft, or money order payable to the order of "Community First Bank, Escrow Agent for Bay Capital Corp." in the amount set forth under "Subscription" below, constituting full payment for the Note(s) subscribed for by me. I understand that upon acceptance of this Subscription Agreement, my subscription payment will be deposited by the Company, as described in the Circular. Upon the Company receiving subscription to sell the minimum amount of Notes, as described in the Circular, the Company shall issue the Notes (s) to me.

2. Rescission Right. I hereby acknowledge that I have the right to rescind in writing this subscription by sending a written notice to the Company within three (3) days after the date hereof.

3. Receipt of Circular. I hereby acknowledge receipt of the Circular at least forty-eight (48) hours prior to my execution of this Subscription Agreement, which includes financial statements prepared by the Company, and other material. Additionally, I have had ample opportunity to review the Circular.

4. Additional Acknowledgments. I hereby acknowledge and understand that:

(a) There are substantial risks incident to an investment in the Notes including, but not limited to, those set forth in the Circular under the caption "Risk Factors."

(b) The market for resale of the Notes is limited and the Company does not anticipate or intend for a substantial public market to develop. I acknowledge that I may not be able to sell the Notes at any time in the future and may be forced to bear the entire economic risk of the Notes for the period of time which such Notes are outstanding.

(c) This subscription is and shall be irrevocable except as otherwise set forth herein, and I shall have no obligations hereunder in the event the Offering of Notes is for any reason canceled or terminated prior to the acceptance by the Company, of my subscription. Additionally, there is a minimum aggregate principal amount of the Notes that must be sold in connection with the Offering, as set forth in the Circular. In the event the Company does not sell that minimum principal amount of Notes, my subscription for the Notes will be terminated, even after the acceptance of my subscription by the Company, and the purchase price for such Notes shall be returned to me.

(d) No federal or state agency has made any finding or determination as to the fairness of the Offering for investment, or any recommendation or endorsement of the Notes. Further, no federal or State agency has passed upon the merits of the Offering, or upon the accuracy or completeness of the Circular.

(e) I acknowledge that the Company has made available to me, at a reasonable time prior to my investment, the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information which the representatives of the Company possess or can acquire without unreasonable effort or expense that is necessary to verify the information provided to me in the Circular. I acknowledge that all documents, records, and books pertaining to this investment have been made available for inspection by my attorney and/or accountant and/or other advisors or personal representatives and by me, and that the books and records of the Company will be available, upon reasonable notice, for inspection by investors during reasonable business hours at the Company's principal place of business. I have reviewed the type of investment the Notes constitute and have determined that the Notes are a suitable investment for me and that I can bear a complete loss of the investment.

(f) I acknowledge that I am solely responsible for compliance with the laws of any jurisdiction outside of the United States and that I am not relying on the Company to comply with such laws.

(g) I acknowledge that until such time that the Company raises Five Hundred Thousand Dollars ($500,000) as a result of the Offering, the Company will deposit all proceeds from the Offering with an escrow agent. Once such minimum capital is raised, the proceeds shall be released to the Company. However, if the Company is unable to raise such capital during the twelve (12) months from the beginning of the Offering, and the Company does not extend such period, as permitted by applicable law, the Company shall cause the subscription price to be returned to me with interest earned up to and including a maximum rate per annum of One Percent (1%).

5. Representations and Warranties. I hereby represent and warrant that:

(a) I understand the risks and terms of the Offering.

(b) I am acquiring my Notes without having been furnished any offering literature or prospectus, other than the Circular and its accompanying Exhibits, except as provided in paragraph (c) below.

(c) I have carefully read the Circular including the Exhibits thereto. A representative of the Company has made available to me all documents that I have requested relating to the Notes, and has provided answers to all of my questions concerning the Offering. In evaluating the suitability of an investment in the Notes, I have not relied upon any representations or other information (whether oral or written) other than as set forth in the Circular or as contained in any documents or answers to questions so furnished to me by an authorized representative of the Company. In addition, I have had an opportunity to discuss this investment with an authorized representatives of the Company and to ask questions of such persons.

(d) I am a citizen and resident of the United States.

(e) My residence set forth herein is my true and correct residence and I have no present intent of becoming a resident or domiciliary of any other state or jurisdiction.

(f) I understand and acknowledge that the offering of the Notes is being made in accordance with Regulation A ("Regulation A") promulgated under the U.S. Securities Act of 1933, as amended (the "Act").

The foregoing representations and warranties and all other information which I have provided to the Company are true and accurate as of their date and shall be true and accurate as of the date of my purchase of the Notes set forth herein. If in any respect such representations, warranties, or information shall not be true and accurate at any time prior to my acquisition of the Notes subscribed for hereby, I will give prompt written notice of such fact to the Company, specifying which representations, warranties, or information are not true and accurate and the reasons therefor.

I understand and acknowledge that the Company is relying on the representations, warranties, and agreements made by me to the Company herein and, thus, I hereby agree to indemnify the Company, its stockholders, directors, officers, affiliates, agents, and employees, and hold each of them harmless, against any and all loss, damage, liability, or expense, including reasonable attorneys' fees, which they or any of them may suffer, sustain or incur by reason of or in connection with or arising out of (i) any misrepresentation or breach of warranty or agreement made by me under this Subscription Agreement or (ii) in connection with the purchase, sale, or distribution by me of the Notes in violation of the Act or the securities acts of any states.

I hereby acknowledge and agree that, except as otherwise set forth hereunder, I am not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements executed hereunder and that such Subscription Agreement or agreements shall survive changes in the transactions, documents, and instruments described in the Circular which are not materially adverse.

6. Construction; Binding Effect; Other.

(a) In this Subscription Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, as the context requires.

(b) Each provision of this Subscription Agreement shall be considered separable and if for any reason any provision or provisions hereof is or are determined to be invalid, such invalidity shall not impair the operations of or affect the remaining portions of this Subscription Agreement, which shall be construed to preserve the intent and purposes of this Subscription Agreement. Any such determination of invalidity in any jurisdiction shall not invalidate such provision or provisions in any other jurisdiction.

(c) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

(d) This Subscription Agreement may not be orally modified or amended, but may be modified or amended only in a writing duly executed by each of the parties hereto. All communications hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail or by a recognized overnight delivery service (with postage and costs prepaid), and shall be deemed to be given when delivered or mailed, as the case may be.

(e) This Subscription Agreement shall be construed in accordance with the laws of the State of Maryland. This Subscription Agreement shall be binding upon the undersigned's heirs, estate, legal representatives, successors and permitted assigns. If the undersigned is more than one person, the obligation of the undersigned shall be joint and several.

SUBSCRIPTION

I hereby subscribe for the aggregate principal amount of Notes set forth at the beginning of this Subscription Agreement. Enclosed is a check, bank draft, or money order for the amount of US$________________. This amount is equal to the purchase price of the Notes. I understand that upon receipt of this Subscription Agreement by the Company and the payment, as attached to this Subscription Agreement, the Company shall promptly send me the Note(s).

Electronic Funds Transfer Information. I understand that all payments under the Notes shall be made to me by an electronic fund transfer or by mail, at the discretion of the Company. The following is my banking information:

Bank Name:________________________

Bank Address:______________________

____

Account Number:____________________

Routing Number:____________________

Please deliver this fully executed Subscription Agreement (including designation of form of ownership, Social Security number and notarization) and a check, bank draft, or money order in the amount aforesaid, payable to "Community First Bank, Escrow Agent for Bay Capital Corp." to:

Bay Capital Corp.
10811 Red Run Blvd.
Suite 200
Owings Mills, MD 21117

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ____ day of ______________, 200_.

WITNESS:

____

____
Name:___________________________
Address:_________________________
____
State of Residence:_______________
Tax Identification Number (either SSN or EIN):
____

Subscription for:
US $__________ in aggregate principal amount of renewable, unsecured subordinated promissory note(s)

IF ENTITY, SIGN BELOW

WITNESS/ATTEST:

____

Name of entity:_________________________

By:_____________________________________
Signature of Officer
Print Name:_____________________________
Title:__________________________________

Name and address as they should appear in Company records (Please print or type):

____
____

Federal Taxpayer Identification No:______________

CERTIFICATE OF SIGNATORY

To be completed if the Shares are being subscribed for by an entity.

I, ______________________________ am the __________________________ of
(Title)

______________________________________ (the "Entity").
(Name of Entity)

I certify that I am empowered and duly authorized by the Entity to execute, deliver and carry out the terms and provisions of the Subscription Agreement and to purchase and hold the Notes subscribed for herein. I further certify that the Subscription Agreement has been duly and validly executed on behalf of the entity and constitutes a legal and binding obligation of the Entity and is attached hereto. Additionally, I certify that the Entity was not formed for the sole purpose of investing in the Note(s). Attached hereto is the charter or formation documents, as applicable.

FOR BOTH INDIVIDUALS AND ENTITIES

Form of Ownership (Check One)

_____ Individual

_____ Tenants in common (each must sign)[2]

_____ Corporation
(Federal Tax
Identification No.:________________)

Make an "X" in the following blank if you are NOT subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code _______________

_____ Joint Tenants with right of survivorship (each must sign)[1]

_____ Tenants by the Entirety[3]

_____ Limited Liability Company
(Federal Tax
Identification No.:________________)

_____ Partnership
(Federal Tax
Identification No.:________________)

_____ Other_________________________
(Federal Tax
Identification No.:________________)

[1]"Joint Tenants" means that the purchasers shall co-own the Units as joint tenants with right of survivorship and not as tenants in common. Each purchaser shall enjoy the right of survivorship; that is, upon the death of one purchaser, the surviving purchaser shall enjoy sole ownership of the Units. Any sale, transfer, or other disposition of the Units by either purchaser of his or her proportionate share thereof shall destroy the right of survivorship.

[2]"Tenants in Common" means that the purchasers shall co-own the Units as tenants in common with no right of survivorship. Each purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units pursuant to the terms and conditions of the Subscription.

[3]"Tenants by the Entirety" means that the purchasers, who are husband and wife, shall co-own the Units as tenants by the entirety. Each purchaser shall enjoy the right of survivorship and such right may not be defeated by any unilateral act of either purchaser; that is, neither purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units without the prior express consent of the other purchaser.

Acceptance of Company

Subscription of ________________________ is
accepted this ___ day of ________________ by:

BAY CAPITAL CORP.

By: ___________________________________(SEAL)
Name:
Title:

Exhibit 6.1

Lease by and between Woodridge, L.L.C. and the Company

WOODRIDGE CENTER AT RED RUN

OFFICE LEASE

by and between

WOODRIDGE, L.L.C.

(Landlord)

and

Bay Capital Corp.

(Tenant)

TABLE OF CONTENTS

Exhibits

OFFICE LEASE

THIS LEASE is made this 1 day of May, 2002 (the "**Effective Date**"), by and between **WOODRIDGE, L.L.C.**, a Maryland limited liability company (the "**Landlord**"), and **Bay Capital Corp.,** a Maryland corporation (the "**Tenant**").

IN CONSIDERATION of the agreements and covenants hereinafter set forth, Landlord and Tenant mutually agree as follows:

1. **DEFINITIONS.**

1.1 As used herein, the following terms shall have the following meanings:

"**Additional Rent**" has the meaning given it in subsection 4.2.

"**Alterations**" has the meaning given it in subsection 10.2.

"**Base Operating Costs**" means Operating Costs incurred for calendar year

"**Base Rent**" has the meaning given it in subsection 4.1.

"**Base Taxes**" means Taxes incurred for the Tax Year 2002/2003

"**Building**" means the building known as Woodridge Center at Red Run and located at in Baltimore County, Maryland.

"**Building Service Equipment**" means all apparatus, machinery, devices, fixtures, appurtenances, equipment and personal property now or hereinafter located on the Premises and owned by Landlord.

"**Common Areas**" has the meaning given it in subsection 6.5.1.

"**Condemnation**" has the meaning given it in subsection 13.1.

"**Event of Default**" has the meaning given it in subsection 17.1.

"**Insurance Premiums**" means the aggregate of any and all premiums paid by the Landlord for hazard, liability, loss-of-rent, workmen's' compensation or similar insurance upon any or all of the Property.

"**Landlord**" means the Person hereinabove names as such and its successors and assigns.

"**Landlord's Work**" has the meaning given to it in subsection 10.1

"**Lease Year**" means (a) the period commencing on the Rent Commencement

Date and terminating at 11:59 p.m. on the first anniversary of the last day of the month in which the Rent Commencement Date occurs, and (b) each successive period of twelve (12) calendar months thereafter during the Term.

"Liquidated Damages" has the meaning given it in subsection 17.3.

"Mortgage" has the meaning given it in subsection 16.1.

"Mortgagee" has the meaning given it in subsection 16.1.

_**"Operating Costs"** means any and all costs and expenses incurred by the Landlord for services performed by the Landlord or by others on behalf of the Landlord with respect to the operation and maintenance of the Property and the Common Areas located therein and serving or allocable to the Premises, including, without limitation, all costs and expenses of:

(a) operating, maintaining, repairing, lighting, signing, decorating, cleaning, removing trash from, painting, striping, controlling of traffic in, controlling of rodents in, policing and securing the Common Areas (including, without limitation, the costs of uniforms, equipment, assembly permits, supplies, materials, alarm and life safety systems, and maintenance and service agreements);

(b) purchasing and maintaining in full force all necessary insurance (including liablitity insurance for personal injury, death, and property damage, insurance against fire, theft or other casualties, extended coverage insurance, worker's compensation insurance and fidelity bond coverage for applicable employees, and plate glass insurance);

(c) removing snow, ice, water, litter and debris, and providing pest control services;

(d) normal costs of operating, maintaining, and repairing machinery, furniture, accessories and equipment used in the operation and maintenance of the Common Areas, and other normal and ordinary charges incurred in connection with such machinery, furniture, accessories and equipment;

(e) maintaining and repairing roofs, awnings, paving, curbs, walkways, sidewalks, drainage pipes, ducts, conduits, and lighting fixtures throughout the Common Areas.

(f) planting, replanting and replacing flowers, shrubbery, trees, grass, planters and general landscape maintenance;

(g) providing electricity, heating, ventilation and air conditioning, and operating, maintaining and repairing any equipment used in connection therewith, including, without limitation, costs incurred in connection with determining the feasibility of installing, maintaining, repairing or replacing any facilities, equipment, systems or devices which are intended to reduce utility expenses of the Property as a whole;

(h) water and sanitary sewer services and other services, if any, furnished to the Common Areas for the non-exclusive use of tenants;

(i) janitorial services for the Building;

(j) maintaining and repairing the Property, including, without limitation, exhaust systems, sprinkler systems, pumps, fans, switchgear, loading docks and ramps, freight elevators, escalators, passenger elevators, stairways, service corridors, delivery passages, utility plants, transformers, doors, walls, floors, skylights, ceilings, windows and fences;

(k) accounting, audit and management fees and expenses; payroll, payroll taxes, employee benefits and related expenses of all personnel engaged in the operation, maintenance, security and management of the Property, except for any employee above the grade of building manager, including, without limitation, security and maintenance personnel, (including, specifically, uniforms and working clothes and the cleaning thereof, tools, equipment and supplies used by such personnel; and

(l) Operating Costs shall not include any cost or expense for any item properly capitalized according to generally accepted accounting principles, nor shall there be included any cost or expense for which the Landlord is reimbursed, or has the right to reimbursement, by insurance or otherwise.

"**Operating Year**" means each respective calendar year or part thereof during the Term, or, at the Landlord's option, any other 12-month period or part thereof designated by the Landlord during the Term.

"**Original Term**" has the meaning given it in subsection 3.1.

"**Parking Areas**" has the meaning given it in subsection 6.5.1.

"**Person**" means a natural person, a trustee, a corporation, a limited liability company, a partnership and/or any other form of legal entity.

"**Premises**" means that certain space having a rentable area of 11,646 square feet, located on the second floor of the Building which includes Tenant's proportionate share of the buildings common areas per BOMA guidelines and known as Suite 200, as more particularly depicted on **Exhibit A**; provided, that if at any time hereafter any portion of the Premises becomes no longer subject to this Lease, "Premises" shall thereafter mean so much thereof as remains subject to this Lease.

"**Property**" means that certain parcel of land containing approximately 4.6 acres, more or less, together with the Building thereon. The Property is more particularly shown on Exhibit A.

"**Rent**" means all Base Rent and all Additional Rent.

"**Rent Commencement Date**" has the meaning given to it in subsection 3.1.

"**Rules and Regulations**" has the meaning given to it in section 15.

"**Tax Year**" means the 12-month period beginning July 1 of each year or such other 12-month period (deemed for the purposes of this Lease to have 365 days) established as a real estate tax year by the taxing authority having lawful jurisdiction over the Property.

"**Taxes**" means the aggregate of any and all real property and other taxes, metropolitan district charges, front-foot benefit assessments, special assessments and other taxes or public or private assessments or charges levied against any or all of the tax parcel containing the Premises, including but not limited to any such charges imposed under any private covenants encumbering the title to any or all of the Property, and regardless of whether any of the same are ordinary or extraordinary, foreseen or unforeseen, recurring or nonrecurring, or special or general.

"**Tenant**" means the Person hereinabove named as such and its successors and permitted assigns hereunder.

"**Tenant's Proportionate Share**" (a) means the percentage assigned to the Premises for purposes of allocating Operating Costs and Taxes to the Premises (and the rest of the net rentable spaces within the Property), (b) represents the approximate and (for purposes of this Lease) hereby agreed upon proportion which the rentable floor area of the Premises (11,646 square feet) bears to the aggregate rentable floor area of the Building (22,377 square feet), and (c) as of the Effective Date shall be 52.00%.

"**Tenant's Share of Increased Operating Costs**" has the meaning given it in subsection 4.3.2.

"**Tenant's Share of Increased Taxes**" has the meaning given it in subsection 5.1.

"**Term**" means the Original Term.

"**Termination Damages**" has the meaning given it in subsection 17.3.

"**Termination Date**" has the meaning given it in subsection 3.1.

"**Transfer**" has the meaning given it in subsection 14.1.

1.2. Other Terms. Any other term to which meaning is expressly given in this Lease shall have such meaning.

2. **PREMISES; MEASUREMENT.** The Landlord hereby leases to the Tenant, and the Tenant hereby leases from the Landlord, the Premises, subject, however, to the Landlord's obligations set forth in subsection 10.1, together with the right to use, in common with others, the Common Areas. Upon completion of the Landlord's Work, the Landlord's architect shall certify the rentable area of the Premises.

3. **TERM.**

3.1. Original Term; Rent Commencement Date. This Lease shall be for a term (the "**Original Term**") commencing on the Effective Date and ending at 11:59 p.m. on the fifth (5th) anniversary of the last day of the month in which the Rent Commencement Date shall occur (which date is hereinafter referred to as the "**Termination Date**"), unless terminated earlier, as hereinafter provided. Monthly rent payments shall commence on the earlier of (i) sixty (60) days from the date the Landlord notifies the Tenant that the Landlord's Work has been substantially completed or (ii) August 1, 2000 (the earlier of which dates is hereinafter referred to as the "**Rent Commencement Date**"), (iii) if the Landlord's work is not substantially complete by June 1, 2000, then the Rent Commencement Date shall be the date which is sixty (60) days from the date on which substantial completion has occurred.

3.2. Confirmation of Commencement and Termination. The Landlord and the Tenant at the Landlord's option and request after (a) the Rent Commencement Date or (b) the expiration of the Term or any earlier termination of this Lease by action of law or in any other manner, shall confirm in writing by instrument in recordable form that, respectively, such rent commencement or such termination has occurred, setting forth therein, respectively, the Rent Commencement Date and the Termination Date.

3.3 Tenant's Option To Terminate. The Tenant, at it's option, and in it's sole discretion, may terminate this Lease, and all of it's obligations hereunder, effective (i) as of the last day of the thirty sixth (36th) month from the Rent Commencement Date, or (ii) effective as of the last day of the forty eighth (48th) month from the Rent Commencement ("**Early Termination**"), provided Tenant gives landlord written notice of Tenant's election of said option, as provided for herein, of Tenant's election for Early Termination, not less than one hundred eighty (180) days prior to either of said Early Termination dates. In the event of Early Termination, the Tenant shall reimburse the Landlord for the unamortized cost of the Landlord's Work, and the unamortized portion of free rent afforded the Tenant at the commencement of the Lease, based on the number of years remaining after Early Termination on a five (5) year term, and for leasing commissions paid by the Landlord, if any, for releasing the Premises, in an amount no greater than the total amount of the leasing commission pro-rated to that portion of a five (5) year term that would have remained after the Tenant has returned the Premises to the Landlord following Early Termination.

3.4. Surrender. The Tenant, at its expense at the expiration of the Term or any earlier termination of this Lease, shall (a) promptly surrender to the Landlord possession of the Premises (including any fixtures or other improvements which are owned by the Landlord) in good order and repair (ordinary wear and tear excepted) and broom clean, (b) remove therefrom all signs, goods, effects, machinery, fixtures and equipment used in conducting the Tenant's trade or business which are neither part of the Building Service Equipment nor owned by the Landlord, and (c) repair any damage caused by such removal.

3.5. Holding Over. If the Tenant continues to occupy the Premises after the expiration of the Term or any earlier termination of this Lease after obtaining the Landlord's express, written consent thereto, then:

(a) such occupancy (unless the parties hereto otherwise agree in writing) shall be deemed to be under a month-to-month tenancy, which shall continue until either party hereto notifies the other in writing, at least one month before the end of any calendar month, that the notifying party elects to terminate such tenancy at the end of such calendar month, in which event such tenancy shall so terminate;

(b) anything in this section to the contrary notwithstanding, the Rent payable for each such monthly period shall equal the sum of (a) one-twelfth (1/12) of that amount which is equal to 150% of the Base Rent for the Lease Year during which such expiration of the Term or termination of this Lease occurs, plus (b) the Additional Rent payable under subsection 4.2, provided that the additional Base Rent amount provided for in this sub-paragraph shall not become effective during the first ninety (90) days of the hold over period if, during said 90 day period, the Landlord and the Tenant are conducting negotiations, in good faith, for a new lease.

(c) except as provided herein, such month-to-month tenancy shall be on the same terms and subject to the same conditions as those set forth in this Lease; provided, however, that if, after the ninety (90) day negotiation period described in paragraph 3.5 (a) hereof, the Landlord gives the Tenant, at least one month before the end of any calendar month during such month-to-month tenancy, written notice that such terms and conditions (including any thereof relating to the amount and payment of Rent) shall, after such month, be modified in any manner specified in such notice, then such tenancy shall, after such month, be upon the said terms and subject to the said conditions, as so modified.

4. **RENT; SECURITY DEPOSIT.** As Rent for the Premises, the Tenant shall pay to the Landlord all of the following:

4.1. Fixed Minimum Rent.

(A) Commencing with the Rent Commencement Date, Tenant shall pay as fixed minimum annual rental for the premises during the term hereof the following sums during the respective Lease Year indicated in the following table (the "fixed minimum annual rental," the "Minimum Annual Rent," or "Minimum Annual Base Rent"), such sums to be due and payable in equal monthly installments during the respective Lease Year as specified below, namely:

Lease Year:	Base Rent	Minimum Annual Base Rent	Monthly Installment
1 and 2	$21.00	$244,566.00	$20,380.50

(B) The Minimum Annual Base Rent set forth in paragraph 4.1 (A), as adjusted, shall be subject to further adjustment at the end of each 12 months during the term hereof, beginning with the third (3rd) twelve (12) month period. Such adjustment shall be accomplished by multiplying the Minimum Annual Base Rent, as adjusted, for the 12 month period immediately preceding the adjustment date, by three percent (3%).

4.2. Additional Rent. Additional rent (**"Additional Rent"**) shall include any and all charges or other amounts which the Tenant is obligated to pay to the Landlord under this Lease, other than the Base Rent, regardless of whether such charges or amounts are designated as additional rent.

4.3. Operating Costs.

4.3.1. Computation. Within one hundred twenty (120) days after the end of each calendar year during the Term, commencing with the year ended December 31, 2002, the Landlord shall compute the total of the Operating Costs incurred for the Property during such calendar year, and the Landlord shall allocate them to each separate rentable space within the Property in proportion to the respective operating costs percentages assigned to such spaces; provided that anything in this subsection 4.3 to the contrary notwithstanding, wherever the Tenant and/or any other tenant of space within the Property has agreed in its lease or otherwise to provide any item of such services partially or entirely at its own expense, or wherever in the Landlord's sole judgment any such significant item of expense is not incurred with respect to or for the benefit of all of the net rentable space within the Building (including but not limited to any such expense which, by its nature, is incurred only with respect to those spaces which are occupied), in allocating the Operating Costs pursuant to this subsection, the Landlord shall make an appropriate adjustment, using generally accepted accounting principles, as aforesaid, so as to avoid allocating to the Tenant or to such other tenant (as the case may be) those Operating Costs covering such services already being provided by the Tenant or by such other tenant at its own expense, or to avoid allocating to all of the net rentable space within the Building those Operating

Costs incurred only with respect to a portion thereof, as aforesaid. The Tenant shall have the right, during normal business hours at the Landlord's offices, to review the books and records of the Landlord with respect to the calculation of Operating Costs for the prior Lease Year, at the Tenant's sole expense, provided (i) the Tenant provides at least fifteen (15) days' advance written notice to the Landlord of its desire to inspect such books and records, and (ii) such request is made within sixty (60) days after the Operating Costs Statement is delivered by the Landlord to the Tenant. If the Tenant does not notify the Landlord within such 60-day period, then all sums included as Operating Costs shall be deemed acceptable to the Tenant and thereafter the Tenant shall have no right to dispute in any manner any sums included within Operating Costs for such prior Lease Year.

4.3.2. Payment. For each Operating Year, the Tenant shall pay to the Landlord, in the manner provided herein, "**Tenant's Share of Increased Operating Costs**" which shall be computed by subtracting the Base Operating Costs from the Operating Costs for the Operating Year in question, and multiplying the difference by Tenant's Proportionate Share. The Landlord shall send to the Tenant an annual statement setting forth the Operating Costs for the applicable calendar year.

4.3.3. Proration. If only part of any calendar year falls within the Term, the amount computed as Tenant's Share of Increased Operating Costs for such calendar year under this subsection shall be prorated in proportion to the portion of such calendar year falling within the Term (but the expiration of the Term before the end of a calendar year shall not impair the Tenant's obligation hereunder to pay such prorated portion of Tenant's Share of Increased Operating Costs for that portion of such calendar year falling within the Term, which amount shall be paid on demand).

4.3.4. Landlord's Right to Estimate. Anything in this subsection to the contrary notwithstanding, the Landlord, at its reasonable discretion, may (a) make from time to time during the Term a reasonable estimate of the Additional Rent which may become due under this subsection for any calendar year, (b) require the Tenant to pay to the Landlord for each calendar month during such year one twelfth (1/12) of such Additional Rent, at the time and in the manner that the Tenant is required hereunder to pay the monthly installment of the Base Rent for such month, and (c) increase or decrease from time to time during such calendar year the amount initially so estimated for such calendar year, all by giving the Tenant written notice thereof, accompanied by a schedule setting forth in reasonable detail the expenses comprising the Operating Costs, as so estimated. In such event, the Landlord shall cause the actual amount of such Additional Rent to be computed and certified to the Tenant within one hundred twenty (120) days after the end of such calendar year. Any overpayment or deficiency in the Tenant's payment of Tenant's Proportionate Share of Operating Costs shall be adjusted between the Landlord and the Tenant; the Tenant shall pay the Landlord or the Landlord shall credit to the Tenant's account (or, if such adjustment is at the end of the Term, the Landlord shall pay to the Tenant), as the case may be, within fifteen (15) days after such notice to the Tenant, such amount necessary to effect such adjustment. The Landlord's failure to provide such notice within the time prescribed above shall not relieve the Tenant of any of its obligations hereunder.

4.4. When Due and Payable.

4.4.1. Base Rent. The Base Rent for any Lease Year shall be due and payable in twelve (12) consecutive, equal monthly installments, in advance, on the first (1st) day of each calendar month during such Lease Year. In addition, the Base Rent for the first full calendar month of the Term, for which rent is payable, shall be due and payable within three (3) days after the Landlord delivers a fully executed copy of this Lease to the Tenant. Rent for any partial calendar month shall be due and payable three (3) days after the Rent Commencement Date.

4.4.2. Additional Rent. Any Additional Rent accruing to the Landlord under this Lease, except as is otherwise set forth herein, shall be due and payable when the installment of Base Rent next falling due after such Additional Rent accrues and becomes due and payable.

4.4.3. No Set-Off; Late Payment. Each such payment shall be made promptly when due, without any deduction or setoff whatsoever, and without demand, failing which the Tenant shall pay to the Landlord as Additional Rent, after the tenth (10th) day after such payment remains due but unpaid, a late charge equal to five percent (5%) of such payment which remains due but unpaid. Any payment made by the Tenant to the Landlord on account of Rent may be credited by the Landlord to the payment of any Rent then past due before being credited to Rent currently falling due. Any such payment which is less than the amount of Rent then due shall constitute a payment made on account thereof, the parties hereto hereby agreeing that the Landlord's acceptance of such payment (whether or not with or accompanied by an endorsement or statement that such lesser amount or the Landlord's acceptance thereof constitutes payment in full of the amount of Rent then due) shall not alter or impair the Landlord's rights hereunder to be paid all of such amount then due, or in any other respect.

4.5. Where Payable. The Tenant shall pay the Rent, in lawful currency of the United States of America, to the Landlord by delivering or mailing it to the Landlord's agent at the following address, or to such other address or in such other manner as the Landlord from time to time specifies by written notice to the Tenant:

Woodridge, LLC
10811 Red Run Boulevard
Owings Mills, Maryland 21117

4.6. Tax on Lease. If federal, state or local law now or hereafter imposes any tax, assessment, levy or other charge, other than income taxes, directly or indirectly upon (a) the Landlord with respect to this Lease or the value thereof, (b) the Tenant's use or occupancy of the Premises, (c) the Base Rent, Additional Rent or any other sum payable under this Lease, or (d) this transaction, then the Tenant shall pay the amount thereof as Additional Rent to the Landlord upon demand, unless the Tenant is prohibited by law from doing so, in which event the Landlord at its election may terminate this Lease by giving written notice thereof to the Tenant.

4.7 Security Deposit. Tenant, at the time of execution hereof, has deposited with Landlord a Security Deposit, in the amount of Twenty Thousand Three Hundred and Eighty Dollars and Fifty Cents ($20,380.50), which sum shall be held without payment of interest as security for the performance by Tenant of its obligations under this Lease. Landlord is authorized to deposit those funds in a non-interest-bearing account with Security Deposits made by other tenants of portions of the Property, and Landlord shall not be responsible for the solvency of the depository so long as it is insured by the Federal Deposit Insurance Corporation, or similar insurer. If Tenant shall perform all obligations hereunder, the Security Deposit shall be refunded to Tenant, without interest, within thirty (30) days after termination of this Lease. If Tenant shall default in any obligation, Landlord shall be entitled to apply any or all of the Security Deposit toward Landlord's damages as determined by Landlord, and Tenant shall, within five (5) days after notice thereof, deposit with Landlord an amount sufficient to restore the Security Deposit to its original amount, which amount shall constitute Additional Rent under the Lease.

5. TAXES.

5.1. Payment. For each Tax Year, the Tenant shall pay to the Landlord, in the manner provided herein, "**Tenant's Share of Increased Taxes**" which shall be computed by subtracting the Base Taxes from the Taxes for the Tax Year in question, and multiplying the difference by Tenant's Proportionate Share.

5.2. Proration. If only part of any Tax Year falls within the Term, the amount computed as Tenant's Share of Increased Taxes for such Tax Year under this subsection shall be prorated in proportion to the portion of such Tax Year falling within the Term (but the expiration of the Term before the end of a Tax Year shall not impair the Tenant's obligations hereunder to pay such prorated portion of Tenant's Share of Increased Taxes for that portion of such Tax Year falling within the Term, which amount shall be paid on demand).

5.3. Method of Payment. Tenant's Share of Increased Taxes shall be paid by the Tenant, at the Landlord's election, (i) in advance, in equal monthly installments in such amounts as are estimated and billed for each Tax Year by the Landlord at the commencement of the Term and at the beginning of each successive Tax Year during the Term, each such installment being due on the first day of each calendar month, or (ii) in a lump sum, following the Landlord's receipt of the tax bill for the Tax Year in question, and calculation of Tenant's Share of In creased Taxes with respect thereto. If the Landlord has elected that the Tenant pay Tenant's Share of Increased Taxes in installments, in advance, then at any time during a Tax Year, the Landlord may re-estimate Tenant's Share of Increased Taxes and thereafter adjust the Tenant's monthly installments payable during the Tax Year to reflect more accurately Tenant's Share of Increased Taxes. Within one hundred twenty (120) days after the Landlord's receipt of tax bills for each Tax Year, the Landlord will notify the Tenant of the amount of Taxes for the Tax Year in question and the amount of Tenant's Share of Increased Taxes thereof. Any overpayment or deficiency in the Tenant's payment of Tenant's Share of Increased Taxes for each Tax Year shall be adjusted between the Landlord and the Tenant; the Tenant shall pay the Landlord or the Landlord shall credit to the Tenant's account (or, if such adjustment is at the end of the Term, the Landlord shall pay the Tenant), as the case may be, within fifteen (15) days after such notice to the Tenant, such amount necessary to effect such adjustment. The Landlord's failure to provide such notice within the time prescribed above shall not relieve the Tenant of any of its obligations hereunder.

5.4. Taxes on Rent. In addition to Tenant's Share of Increased Taxes, the Tenant shall pay to the appropriate agency any sales, excise and other tax (not including, however, the Landlord's income taxes) levied, imposed or assessed by the State of Maryland or any political subdivision thereof or other taxing authority upon any Rent payable hereunder. The Tenant shall also pay, prior to the time the same shall become delinquent or payable with penalty, all taxes imposed on its inventory, furniture, trade fixtures, apparatus, equipment, leasehold improvements installed by the Tenant or by the Landlord on behalf of the Tenant and any other property of the Tenant.

6. USE OF PREMISES AND COMMON AREAS.

6.1. Nature of Use. The Tenant shall use the Premises only for general office purposes, and for no other purpose whatsoever.

6.2. Compliance with Law and Covenants. The Tenant, throughout the Term and at its sole expense, in its use and possession of the Premises, shall:

(a) comply promptly and fully with (i) all laws, ordinances, notices, orders, rules, regulations and requirements of all federal, state and municipal governments and all departments, commissions, boards and officers thereof, including but not limited to The Americans with Disabilities Act, 42 U.S.C. ? 12101 et. seq., and the ADA Disability Guidelines promulgated with respect thereto, and (ii) all requirements (Y) of the National Board of Fire Underwriters (or any other body now or hereafter constituted exercising similar functions) which are applicable to any or all of the Premises, or (Z) imposed by any policy of insurance covering any or all of the Premises and required by section 7 to be maintained by the Tenant, and (iii) all covenants and restrictions which may encumber the title to any or all of the Premises, all if and to the extent that any of such requirements relate to any or all of the Premises or to any equipment, pipes, utilities or other parts of the Property which exclusively serve the Premises, whether any of the foregoing are foreseen or unforeseen, or are ordinary or extraordinary, provided, however, that any such changes in applicable laws, rules or regulations that require capital improvements to the Premises, in accordance with generally accepted accounting principles, shall be done at the sole cost and expense of the Landlord;

(b) (without limiting the generality of the foregoing provisions of this subsection) keep in force throughout the Term all licenses, consents and permits necessary for the lawful use of the Premises for the purposes herein provided, provided Landlord performs and completes all of the work required of Landlord in subparagraph 6.1(a) hereof;

(c) pay when due all personal property taxes, income taxes, license fees and other taxes assessed, levied or imposed upon the Tenant or any other person in connection with the operation of its business upon the Premises or its use thereof in any other manner;

(d) not obstruct, annoy or interfere with the rights of other tenants; and

(e) not allow the transmission of any loud or objectionable sounds or noises from the Premises.

(f) The Landlord will maintain Property in conformity with all applicable Federal, state and local laws, rules and regulations.

With respect to The Americans with Disabilities Act and the ADA Disability Guidelines thereto, the Tenant shall be responsible for the entire Premises, including all entry doors and signage (subject, however, to the provisions of subsection 6.1 and10.2), and the Landlord shall be responsible for the Building and the Common Areas.

6.3. <u>Mechanics' Liens</u>.

6.3.1. Without limiting the generality of the foregoing provisions of this section, the Tenant shall not create or permit to be created, and if created shall discharge, bond off or have released, any mechanics' or materialmens' lien arising while this Lease is in effect and affecting any or all of the Premises, the Building and/or the Property, and the Tenant shall not permit any other matter or thing whereby the Landlord's estate, right and interest in any or all of the Premises, the Building and/or the Property might be impaired. The Tenant shall defend, indemnify and hold harmless the Landlord against and from any and all liability, claim of liability or expense (including but not limited to that of reasonable attorneys' fees) incurred by the Landlord on account of any such lien or claim.

6.3.2. If the Tenant fails to discharge or bond off any such lien within fifteen (15) days after it first becomes effective against any of the Premises, the Building and/or the Property, then, in addition to any other right or remedy held by the Landlord on account thereof, the Landlord may (a) discharge it by paying the amount claimed to be due or by deposit or bonding proceedings, and/or (b) in any such event compel the prosecution of any action for the foreclosure of any such lien by the lienor and pay the amount of any judgment in favor of the lienor with interest, costs and allowances. The Tenant shall reimburse the Landlord for any amount paid by the Landlord to discharge any such lien and all expenses incurred by the Landlord in connection therewith, together with interest thereon at the rate of twenty percent (20%) per annum from the respective dates of the Landlord's making such payments or incurring such expenses (all of which shall constitute Additional Rent).

6.3.3. Nothing in this Lease shall be deemed in any way (a) to constitute the Landlord's consent or request, express or implied, that any contractor, subcontractor, laborer or materialman provide any labor or materials for any alteration, addition, improvement or repair to any or all of the Premises, the Building and/or the Property, or (b) to give the Tenant any right, power or authority to contract for or permit to be furnished any service or materials, if doing so would give rise to the filing of any mechanics' or materialmens' lien against any or all of the Premises, the Building and/or the Property, or the Landlord's estate or interest therein, or (c) to evidence the Landlord's consent that the Premises, the Building and/or the Property be subjected to any such lien.

6.4. Signs. The Tenant shall have no right to erect signs upon the Premises or the remainder of the Building or the Property unless the Landlord has given its express, written consent thereto, which consent may be withheld in the Landlord's sole discretion, except for that signage which is set forth on Exhibit D, hereof, to which the Landlord specifically consents. The Landlord shall provide, at the Landlord's sole expense, one (1) line in the lobby directory of the Building identifying the Tenant or its business.

6.5. License.

6.5.1. Grant of License. The Landlord hereby grants to the Tenant a non-exclusive license to use (and to permit its officers, directors, agents, employees and invitees to use), in the course of conducting business at the Premises, those areas and facilities of the Property which may be designated by the Landlord from time to time as common areas (portions of which may from time to time be relocated and/or reconfigured by the Landlord in its sole discretion so long as reasonable access to and from the Premises is maintained) (the "**Common Areas**"), which Common Areas include footways, sidewalks, Parking Areas, lobbies, elevators, stairwells, corridors, restrooms and certain exterior areas on the Property, subject, however, to the Rules and Regulations. "**Parking Areas**" shall mean those portions of the Common Areas which from time to time are designated by the Landlord for the parking of automobiles and other automotive vehicles while engaged in business upon the Premises (other than while being used to make deliveries to and from the Premises). The Landlord hereby reserves the right to determine the hours during which tenants may use lobbies, elevators, stairwells, corridors and the like.

6.5.2. Non-Exclusive License. Such license shall be exercised in common with the exercise thereof by the Landlord, the other tenants or occupants of the Property, and their respective officers, directors, agents, employees and invitees.

6.5.3. Parking Areas; Changes. The Landlord reserves the right to change the entrances, exits, traffic lanes, boundaries and locations of the Parking Areas. All Parking Areas and facilities which may be furnished by the Landlord in or near the Property, including any employee parking areas, truckways, loading docks, pedestrian sidewalks and ramps, landscaped areas and other areas and improvements which may be provided by the Landlord for the Tenant's exclusive use or for general use, in common with other tenants, their officers, agents, employees and visitors, shall at all times be subject to the Landlord's exclusive control and management, and the Landlord shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect thereto. The Landlord shall have the right to (a) police the Common Areas, (b) establish and from time to time to change the level of parking surfaces, (c) close all or any portion of the Common Areas to such extent as, in the opinion of the Landlord's counsel, may be legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or to the public therein, (d) close temporarily all or any portion of the Parking Areas, (e) discourage non-tenant parking, and (f) do and perform such other acts in and to the Common Areas as, in the use of good business judgment, the Landlord determines to be advisable with a view to the improvement of the convenience and use thereof by tenants, their officers, agents, employees and visitors. The Tenant shall cause its officers, agents and employees to park their automobiles only in such areas as the Landlord from time to time may designate by written notice to the Tenant as employee parking areas, and the Tenant shall not use or permit the use of any of the Common Areas in any manner which will obstruct the driveways or throughways serving the Parking Areas or any other portion of the Common Areas allocated for the use of others. The Tenant shall not keep parked vehicles on the Parking Areas overnight. Anything herein to the contrary notwithstanding, if the Landlord assigns to it's Tenants specific parking areas, of guarantees to it's Tenants a specific number of parking spaces, then Tenant herein shall have the first selection as to the assigned parking location, and as to the assigned number of spaces, based on Tenant's proportionate share of leasable space in the Building.

6.5.4. Alterations. The Landlord reserves the right at any time and from time to time (i) to change or alter the location, layout, nature or arrangement of the Common Areas or any portion thereof, including but not limited to the arrangement and/or location of entrances, passageways, doors, corridors, stairs, lavatories, elevators, parking areas, and other public areas of the Building, and (ii) to construct additional improvements on the Property and make alterations thereof or additions thereto and build additional stories on or in any such buildings adjoining the same; provided, however, that no such change or alteration shall deprive the Tenant of access to the Premises, nor have a material adverse affect on Tenant's business or operations.

6.5.5. Use of Common Areas.

(a) The Landlord shall at all times have full and exclusive control, management and direction of the Common Areas. Without limiting the generality of the foregoing, the Landlord shall have the right to maintain and operate lighting facilities on all of the Common Areas and to police the Common Areas.

(b) The Tenant shall maintain in a neat and clean condition that area designated by the Landlord as the refuse collection area, and shall not place or maintain anywhere within the Property, other than within the area which may be designated by Landlord from time to time as such refuse collection area, any trash, garbage or other items, except as may otherwise be expressly permitted by this Lease.

(c) In its use of the Common Areas, the Tenant shall not take, or permit its agents, employees, invitees, visitors and guests to take, any of the following actions:

(i) the parking or storage of automobiles, or other automotive vehicles anywhere within the Property if such vehicles lack current, valid license plates, or other than in the Parking Areas (and the individual parking spaces from time to time designated therein), or anywhere within the Property if the body, windows or other exterior portions of such vehicles are in an obvious state of damage or disrepair;

(ii) the performance of any body work, maintenance or other repairs to vehicles, or the painting of any vehicle, anywhere within the Premises or the rest of the Property; or

(iii) the parking or storage of any trucks or vans weighing over three-quarters (3/4) of one ton, except for purposes of temporary loading and unloading.

6.6. Liability of Landlord. The Landlord and its agents and employees shall not be liable to the Tenant or any other person whatsoever (a) for any injury to person or damage to property caused by any defect in or failure of equipment, pipes, wiring or broken glass, or the backing up of any drains, or by gas, water, steam, electricity or oil leaking, escaping or flowing into the Premises, or (b) for any loss or damage that may be occasioned by or through the acts or omissions of any other tenant of the Property or of any other person whatsoever, other than the negligence of the Landlord's duly authorized employees or agents.

6.7. Floor Load. The Tenant shall not place a load upon any floor of the Premises exceeding the floor load per square foot area which such floor was designed to carry. The Landlord reserves the right to prescribe the weight and position of all safes and other heavy equipment, and to prescribe the reinforcing necessary, if any, which in the opinion of the Landlord may be required under the circumstances, such reinforcing to be at the Tenant's sole expense. Business machines and mechanical equipment shall be placed and maintained by the Tenant in settings sufficient in the Landlord's judgment to absorb and prevent vibration and noise, and the Tenant shall, at its sole expense, take such steps as the Landlord may direct to remedy any such condition.

6.8. Hazardous Materials. The Tenant warrants and agrees that the Tenant shall not cause or permit any Hazardous Material to be brought upon, kept or used in or about the Premises by the Tenant, its agents, employees, contractors or invitees. If the Tenant breaches the obligations stated in the preceding sentence, then the Tenant shall indemnify, defend and hold the Landlord harmless from and against any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses (including, without limitation, diminution in value of the Premises, the Building and the Property generally, damages for the loss or restriction on use of rentable or usable space or of any amenity of the Building or the Property generally, damages from any adverse impact on marketing of space in the Building, and sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees) which arise during or after the Term as a result of such contamination. This indemnification of the Landlord by the Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, remedial, removal or restoration work required by any governmental authority because of Hazardous Material present in the soil or ground water or under the Premises or the Property generally. As used herein (i) "**Environmental Laws**" means the Clean Air Act, the Resource Conservation Recovery Act of 1976, the Hazardous Material Transportation Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Consumer Product Safety Act, the Clean Water Act, the Federal Water Pollution Control Act, the National Environmental Policy Act, Md. Nat. Res. Code Ann., Title 8, and Md. Env. Code Ann., Title 7, as each of the foregoing shall be amended from time to time, and any similar or successor laws, federal, state or local, or any rules or regulations promulgated thereunder; and (ii) "**Hazardous Materials**" means and includes asbestos; "oil, petroleum products and their by-products;" "hazardous substances;" "hazardous wastes" or "toxic substances," as those terms are used in Environmental Laws; or any substances or materials listed as hazardous or toxic in the United States Department of Transportation, or by the Environmental Protection Agency or any successor agency under any Environmental Laws.

7. INSURANCE AND INDEMNIFICATION.

7.1. Insurance. At all times from and after the earlier of (i) the entry by the Tenant into the Premises, and (ii) the Rent Commencement Date, the Tenant shall take out and keep in full force and effect, at its expense:

(a) commercial general liability insurance, including Blanket Contractual Liability, Broad Form Property Damage, and Broad Form General Liability Endorsement, with a combined single limit of not less than One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate;

(b) special form property insurance (including but not limited to burglary and theft insurance and plate glass insurance) written at full replacement cost value and with replacement cost endorsement in an amount not less than One Million Dollars ($1,000,000.00) covering all of Tenant's property, including, without limitation, inventory, trade fixtures, floor coverings, furniture, electronic data processing equipment and any other property removable by Tenant under the provisions of this Lease, except for improvements which are part of the Landlord's Work;

(c) worker's compensation or similar insurance in form and amounts required by law; and

(d) such other insurance in such types and amounts as Landlord may reasonably require.

7.2. Tenant's Contractor's Insurance. The Tenant shall require any contractor of the Tenant performing work in, on or about the Premises to take out and keep in full force and effect, at no expense to the Landlord:

(a) commercial general liability insurance, including Contractor's Liability coverage, Blanket Contractual Liability coverage, Broad Form Property Damage Endorsement, Contractor's Protective Liability, Completed Operations (Completed Operations coverage to be provided for at least two (2) years after final completion of work), Personal Injury, Premises Medical Payments, Interest of Employees as additional insureds, and Broad Form General Liability Endorsement, in an amount not less than One Million Dollars ($1,000,000) combined single limit per occurrence and Two Million Dollars ($2,000,000) in the aggregate;

(b) comprehensive automobile liability insurance, with a combined single limit of not less than One Million Dollars ($1,000,000) covering all owned, non-owned or hired automobiles to be used by the contractor;

(c) worker's compensation or similar insurance in form and amounts required by law; and

(d) employers liability coverage, including All States Endorsement, in an amount not less than One Million Dollars ($1,000,000).

7.3. Policy Requirements.

7.3.1. The company or companies writing any insurance which the Tenant is required to take out and maintain or cause to be taken out or maintained pursuant to subsections 7.1 and/or 7.2, as well as the form of such insurance, shall at all times be subject to the Landlord's approval, and any such company or companies shall be licensed to do business in the State of Maryland and have a rating of at least A or better and a financial size rating of XII or larger from Best's Key Rating Guide and Supplemental Service (or comparable rating from a comparable insurance rating service). Public liability and all-risk casualty insurance policies evidencing such insurance shall name the Landlord, Valley Management Group, Inc. and their designees (including, without limitation, any Mortgagee) as additional insureds, shall be primary and noncontributory, and shall also contain a provision by which the insurer agrees that such policy shall not be cancelled, materially changed, terminated or not renewed except after thirty (30) days' advance written notice to the Landlord and/or such designees. All such policies, or certificates thereof, shall be deposited with the Landlord promptly upon commencement of the Tenant's obligation to procure the same. None of the insurance which the Tenant is required to carry and maintain or cause to be carried or maintained pursuant to subsections 7.1 and/or 7.2 shall contain deductible provisions in excess of Five Thousand Dollars ($5,000), unless approved in writing in advance by the Landlord. If the Tenant fails to perform any of its obligations pursuant to this section 7, the Landlord may perform the same and the cost thereof shall be payable by the Tenant as Additional Rent upon the Landlord's demand therefor.

7.3.2. The Landlord and the Tenant agree that on January 1 of the second (2nd) full calendar year during the Term and on January 1 of every second (2nd) calendar year thereafter, the Landlord will have the right to request commercially reasonable changes in the character and/or amounts of insurance required to be carried by the Tenant pursuant to the provisions of this section 7, and the Tenant shall comply with any requested change in character and/or amount within thirty (30) days after the Landlord's request therefor.

7.4. Indemnities by Tenant and Landlord.

7.4.1. Notwithstanding any policy or policies of insurance required of the Tenant, the Tenant, for itself and its successors and assigns, to the extent permitted by law, shall defend, indemnify and hold harmless the Landlord, the Landlord's agents, Valley Management Group, Inc. and any Mortgagee against and from any and all liability or claims of liability by any person asserted against or incurred by the Landlord and/or such agent or Mortgagee in connection with (i) the use, occupancy, conduct, operation or management of the Premises by the Tenant or any of its agents, contractors, servants, employees, licensees, concessionaires, suppliers, materialmen or invitees during the Term; (ii) any work or thing whatsoever done or not done on the Premises during the Term; (iii) any breach or default in performing any of the obligations under the provisions of this Lease and/or applicable law by the Tenant or any of its agents, contractors, servants, employees, licensees, suppliers, materialmen or invitees during the Term; (iv) any negligent, intentionally tortuous or other act or omission by the Tenant or any of its agents, contractors, servants, employees, licensees, concessionaires, suppliers, materialmen or invitees during the Term; or (v) any injury to or death of any person or any damage to any property occurring upon the Premises (whether or not such event results from a condition existing before the execution of this Lease or resulting in the termination of this Lease), and from and against all costs, expenses and liabilities incurred in connection with any claim, action, demand, suit at law, in equity or before any administrative tribunal, arising in whole or in part by reason of any of the foregoing (including, by way of example rather than of limitation, the fees of attorneys, investigators and experts), all regardless of whether such claim, action or proceeding is asserted before or after the expiration of the Term or any earlier termination of this Lease.

7.4.2. If any such claim, action or proceeding is brought against the Landlord and/or any agent or Mortgagee, the Tenant, if requested by the Landlord or such agent or Mortgagee, and at the Tenant's expense, promptly shall resist or defend such claim, action or proceeding or cause it to be resisted or defended by an insurer. The Landlord, at its option, shall be entitled to participate in the selection of counsel, settlement and all other matters pertaining to such claim, action or proceeding, all of which shall be subject, in any case, to the prior written approval of the Landlord.

7.4.3. Subject to the provisions of subsection 7.8, the Landlord hereby agrees for itself and its successors and assigns to indemnify and save the Tenant harmless from and against any liability or claims of liability arising solely out of the negligence or intentional acts and omissions of the Landlord, its agents or employees.

7.5. Landlord Not Responsible for Acts of Others. The Landlord shall not be responsible or liable to the Tenant, or to those claiming by, through or under the Tenant, for any loss or damage which may be occasioned by or through the acts or omissions of persons occupying or using space adjoining the Premises or any part of the premises adjacent to or connecting with the Premises or any other part of the Building or the Property, or for any loss or damage resulting to the Tenant (or those claiming by, through or under the Tenant) or its or their property, from (a) the breaking, bursting, stoppage or leaking of electrical cable and/or wires, or water, gas, sewer or steam pipes, (b) falling plaster, or (c) dampness, water, rain or snow in any part of the Building. To the maximum extent permitted by law, the Tenant agrees to use and occupy the Premises, and to use such other portions of the Property as the Tenant is herein given the right to use, at the Tenant's own risk.

7.6. Landlord's Insurance. During the Term, the Landlord shall maintain, in commercially reasonable amounts, (a) insurance on the Property against loss or damage by fire and all of the hazards included in the extended coverage endorsement, (b) comprehensive liability and property damage insurance with respect to the Common Areas, against claims for personal injury or death, or property damage suffered by others occurring in, on or about the Property, and (c) any other insurance, in such form and in such amounts as are deemed reasonable by the Landlord, including, without limitation, rent continuation and business interruption insurance, theft insurance and workers' compensation, flood and earthquake, and boiler and machinery insurance. The costs and expenses of any and all insurance carried by the Landlord pursuant to the provisions of this subsection 6.6 shall be deemed a part of Operating Costs.

7.7. Increase in Insurance Premiums. The Tenant shall not do or suffer to be done, or keep or suffer to be kept, anything in, upon or about the Premises, the Building or the Property which will contravene the Landlord's policies of hazard or liability insurance or which will prevent the Landlord from procuring such policies from companies acceptable to the Landlord. If anything done, omitted to be done, or suffered by the Tenant to be kept in, upon or about the Premises, the Building or the Property shall cause the rate of fire or other insurance on the Premises, the Building or the Property to be increased beyond the minimum rate from time to time applicable to the Premises or to any such other property for the use or uses made thereof, the Tenant shall pay to the Landlord, as Additional Rent, the amount of any such increase upon the Landlord's demand therefor.

7.8. Waiver of Right of Recovery. To the extent that any loss or damage to the Premises, the Building the Property, any building, structure or other tangible property, or resulting loss of income, or losses under workers' compensation laws and benefits, are covered by insurance, neither party shall be liable to the other party or to any insurance company insuring the other party (by way of subrogation or otherwise), even though such loss or damage might have been occasioned by the negligence of such party, its agents or employees; provided, however, that if, by reason of the foregoing waiver, either party shall be unable to obtain any such insurance, then such waiver shall be deemed not to have been made by such party, and the Tenant shall not be required to obtain same if there is an additional cost, unless such additional cost is reasonable in amount.

8. **SERVICES AND UTILITIES**. As long as an Event of Default shall not exist, the Landlord shall provide the following services and utilities to the Premises and the common areas, during normal business hours, on all days except Saturdays, Sundays, and federal and state holidays, unless otherwise stated below:

(a) nightly janitorial services Monday through Friday in and about the Premises, which shall include normal cleaning and upkeep services, normal removal of trash and rubbish, and vacuuming of carpeting;

(b) at least one elevator (if the Building contains an elevator), to be used in common with other tenants; and

(c) restroom facilities and necessary lavatory supplies, including hot and cold running water at the points of supply.

"Normal business hours" shall be deemed to mean the periods from 7:00 a.m. until 7:00 p.m. on business days (Monday through Friday) and from 8:00 a.m. until 1:00 p.m. on Saturdays and the Landlord shall provide heating and air conditioning to Common Areas during such times.

Any failure by the Landlord to furnish any of the foregoing services or Common Area utilities, resulting from circumstances beyond the Landlord's reasonable control or from interruption of such services due to repairs or maintenance, shall not render the Landlord liable in any respect for damages to either person or property, nor be construed as an eviction of the Tenant, nor cause an abatement of rent hereunder, nor relieve the Tenant from any of its obligations hereunder. If any public utility or governmental body shall require the Landlord or the Tenant to restrict the consumption of any utility or reduce any service for the Premises or the Building, the Landlord and the Tenant shall comply with such requirements, whether or not the services and utilities referred to in this section 8 are thereby reduced or otherwise affected, without any liability on the part of the Landlord to the Tenant or any other person or any reduction or adjustment in rent payable hereunder. The Landlord and its agents shall be permitted reasonable access to the Premises for the purpose of installing and servicing systems within the Premises deemed necessary by the Landlord to provide the services and utilities referred to in this section 8 to the Tenant and other tenants in the Building.

9. **REPAIRS AND MAINTENANCE**.

9.1. Landlord's Duty to Maintain Structure. The Landlord shall maintain or cause to be maintained in good operating condition the structure of the Building and shall be responsible for structural repairs to the exterior walls, load bearing elements, foundations, roofs, structural columns and structural floors with respect thereto, and all Building heating, plumbing, electric and air conditioning systems, and the Landlord shall make all required repairs thereto, provided, however, that if the necessity for such repairs shall have arisen, in whole or in part, from the negligence or willful acts or omissions of the Tenant, its agents, concessionaires, officers, employees, licensees, invitees or contractors, or by any unusual use of the Premises by the Tenant, then the Landlord may collect the cost of such repairs, as Additional Rent, upon demand.

9.2. Tenant's Duty to Maintain Premises.

9.2.1. Except as provided in subsection 9.1, the Tenant shall keep and maintain the Premises and all fixtures and appurtenances located therein in a good, safe condition .

Except as provided in subsection 9.1, all injury, breakage and damage to the Premises (and to any other part of the Building and/or the Property, if caused by any act or omission of the Tenant, its agents, concessionaires, officers, employees, licensees, invitees or contractors) shall be repaired or replaced by the Tenant at its expense.

9.2.2. The Tenant shall keep the Premises in a neat, clean and orderly appearance to a standard of cleanliness and hygiene reasonably satisfactory to the Landlord. The Tenant shall (a) surrender the Premises at the expiration of the Term or at such other time as the Tenant may vacate the Premises in as good condition as when received, except for (i) ordinary wear and tear, (ii) damage by casualty (other than such damage by casualty which is caused, in whole or in part, by the negligence or willful act or omissions of the Tenant, its agents, officers, employees, licensees, invitees or contractors and which is not wholly covered by the Landlord's hazard insurance policy), or (iii) acts of God, and (b) take care not to overload the electrical wiring serving the Premises or located within the Premises.

10. <u>IMPROVEMENTS</u>.

10.1. <u>By Landlord</u>. The Landlord, at its cost and expense, shall make the improvements to the Premises which are set forth in the plans and specifications listed in **<u>Exhibit B</u>** (the "**Landlord's Work**"). The Landlord, at its cost and expense, shall also make the improvements to the Premises (the "**Space Improvements**") which are set forth in plans and specifications dated __________________________, 1999, prepared by Robert Marshall, Architect with Heath Design, which plans and specifications have been approved and initialed by the Landlord and Tenant (the "**Tenant's Plans and Specifications**").

10.2. <u>Landlord Approval</u>. The Tenant shall not make any alteration, improvement or addition (collectively "**Alterations**") to the Premises without first (a) presenting to the Landlord plans and specifications therefor and obtaining the Landlord's written consent thereto (which shall not, in the case of (i) non-structural interior Alterations, or (ii) Alterations which would not affect any electrical, mechanical, plumbing or other Building systems, be unreasonably withheld so long as such Alterations will not violate applicable law or the provisions of this Lease, or impair the value of the Premises, the Building or the rest of the Property or be visible from the exterior of the Building) and (b) obtaining any and all governmental permits or approvals for such Alterations, which are required by applicable law; provided, that (i) any and all contractors or workmen performing such Alterations must first be approved by the Landlord, (ii) all work is performed in a good and workmanlike manner in compliance with all applicable codes, rules, regulations and ordinances, and (iii) the Tenant shall restore the Premises to its condition immediately before such Alterations were made, by not later than the date on which the Tenant vacates the Premises or the Termination Date, whichever is earlier. The Tenant, at its own expense, shall repair promptly any damage to the Building caused by bringing therein any property for its use, or by the installation or removal of such property, regardless of fault or by whom such damage is caused. As a condition for approving any Alterations on the Premises by the Tenant, the Landlord shall have the right to require the Tenant, or the Tenant's contractor, to furnish a bond in an amount equal to the estimated cost of construction with a corporate surety approved by the Landlord for (i) completion of the construction and (ii) indemnification of the Landlord and the Tenant, as their interests may appear, against liens for labor and materials, which bond shall be furnished before any work has begun or any materials are delivered. As a further condition for approving any such Alterations, the Landlord shall have the right to require the Tenant and/or its contractor(s) to execute a copy of the Landlord's "Contractor Policies and Procedures."

10.3. Acceptance of Possession. The Tenant shall for all purposes of this Lease be deemed to have accepted the Premises and the Building and to have acknowledged them to be in the condition called for hereunder except with respect to those defects of which the Tenant notifies the Landlord within thirty (30) days after the Rent Commencement Date.

10.4. Fixtures. Any and all improvements, repairs, alterations and all other property attached to and used in connection with or otherwise installed within the Premises by the Landlord or the Tenant shall become the Landlord's property, without payment therefor by the Landlord, immediately on the completion of their installation; provided that any machinery, equipment or fixtures installed by the Tenant and used in the conduct of the Tenant's trade or business (rather than to service the Premises, the Building or the Property generally) and not part of the Building Service Equipment shall remain the Tenant's property; but further provided that if any leasehold improvements made by the Tenant replaced any part of the Premises, such leasehold improvements that replaced any part of the Premises shall be and remain the Landlord's property.

11. **LANDLORD'S RIGHT OF ENTRY**. The Landlord and its authorized representatives shall be entitled to enter the Premises at any reasonable time during the Tenant's usual business hours, after giving the Tenant at least twenty-four (24) hours' oral or written notice thereof, (a) to inspect the Premises, (b) to exhibit the Premises (i) to any existing or prospective purchaser or Mortgagee thereof, or (ii) to any prospective tenant thereof, provided that in doing so the Landlord and each such invitee observes all reasonable safety standards and procedures which the Tenant may require, and (c) to make any repair thereto and/or to take any other action therein which the Landlord is permitted to take by this Lease or applicable law (provided, that in any situation in which, due to an emergency or otherwise, the Landlord reasonably believes the physical condition of the Premises, the Building or any part of the Property would be unreasonably jeopardized unless the Landlord were to take such action immediately, the Landlord shall not be required to give such notice to the Tenant and may enter the same at any time). Nothing in this section shall be deemed to impose any duty on the Landlord to make any such repair or take any such action, and the Landlord's performance thereof shall not constitute a waiver of the Landlord's right hereunder to have the Tenant perform such work. The Landlord shall not in any event be liable to the Tenant for any inconvenience, annoyance, disturbance, loss of business or other damage sustained by the Tenant by reason of the making of such repairs, the taking of such action or the bringing of materials, supplies and equipment upon the Premises during the course thereof, and the Tenant's obligations under this Lease shall not be affected thereby.

12. DAMAGE OR DESTRUCTION.

12.1. Option to Terminate. If during the Term either the Premises or any portion of the Building or the Property are substantially (meaning more than 20% of the floor area of either) damaged or destroyed by fire or other casualty, the Landlord shall have the option, and the Tenant shall also have the option if such damage or destruction has a material adverse affect on the Tenant's business (which either may exercise by giving written notice thereof to the other within ninety (90) days after the date on which such damage or destruction occurs) to terminate this Lease as of the date specified in such notice (which date shall not be earlier than the thirtieth (30th) day after such notice is given). On such termination, the Tenant shall pay to the Landlord all Base Rent, Additional Rent and other sums and charges payable by the Tenant hereunder and accrued through such date (as justly apportioned to the date of such termination). If neither party terminates this Lease pursuant to this section, the Landlord shall restore the Premises as soon thereafter as is reasonably possible to their condition on the date of completion of the Landlord's Work, taking into account any delay experienced by the Landlord in recovering the proceeds of any insurance policy payable on account of such damage or destruction and in obtaining any necessary permits. Until the Premises are so repaired, the Base Rent (and each installment thereof) and the Additional Rent shall abate in proportion to the floor area of so much, if any, of the Premises as is rendered substantially unusable by the Tenant by such damage or destruction. In the event such restoration is not completed within one hundred eighty days (180) from such damage or destruction occurs,. than the Tenant shall have the right, upon thirty (30) days prior written notice to terminate this Lease, and Tenant shall be responsible for the prorated Base Rent and Additional Rent through the date of termination.

12.2. No Termination of Lease. Except as is otherwise expressly permitted by subsection 12.1, no total or partial (meaning less than 20% of the floor area) damage to or destruction of any or all of the Premises shall entitle either party hereto to surrender or terminate this Lease, or shall relieve the Tenant from its liability hereunder to pay in full the Base Rent, any Additional Rent and all other sums and charges which are otherwise payable by the Tenant hereunder, or from any of its other obligations hereunder, and the Tenant hereby waives any right now or hereafter conferred upon it by statute or otherwise, on account of any such damage or destruction, to surrender this Lease, to quit or surrender any or all of the Premises, or to have any suspension, diminution, abatement or reduction of the Base Rent or any Additional Rent or other sum payable by the Tenant hereunder. Unless same shall adversely interfere with the operation of Tenant's business, in whsich case Tenant shall have the option conferred by subsection 12.1.

13. -CONDEMNATION.

13.1. Termination of Lease. If any or all of the Premises and/or of that portion of the Property underlying the Premises is taken by the exercise of any power of eminent domain or is conveyed to or at the direction of any governmental entity under a threat of any such taking (each of which is herein referred to as a "**Condemnation**"), this Lease shall terminate on the date on which the title to so much of the Premises as is the subject of such Condemnation vests in the condemning authority, unless the parties hereto otherwise agree in writing. If all or any substantial portion of the Building or the Property other than that portion thereof underlying the Premises is taken or conveyed in a Condemnation, the Landlord , or the Tenant, if the portion taken has an adverse affect on the Tenant's business, shall be entitled, by giving written notice thereof to the other, to terminate this Lease on the date on which the title to so much thereof as is the subject of such Condemnation vests in the condemning authority. If this Lease is not terminated pursuant to this subsection, the Landlord shall restore any of the Premises damaged by such Condemnation substantially to its condition immediately before such Condemnation, as soon after the Landlord's receipt of the proceeds of such Condemnation as is reasonably possible under the circumstances.

13.2. Condemnation Proceeds. Regardless of whether this Lease is terminated under this section, the Tenant shall have no right in any such Condemnation to make any claim on account thereof against the condemning authority, except that the Tenant may make a separate claim for the Tenant's moving expenses and the value of the Tenant's trade fixtures, provided that such claim does not reduce the sums otherwise payable by the condemning authority to the Landlord. Except as aforesaid, the Tenant hereby (a) waives all claims which it may have against the Landlord or such condemning authority by virtue of such Condemnation, and (b) assigns to the Landlord all such claims (including but not limited to all claims for leasehold damages or diminution in value of the Tenant's leasehold interest hereunder).

13.3. Effect on Rent. If this Lease is terminated under this section, any Base Rent, any Additional Rent and all other sums and charges required to paid by the Tenant hereunder shall be apportioned and paid to the date of such termination. If this Lease is not so terminated in the event of a Condemnation, the Base Rent (and each installment thereof) and the Additional Rent shall be abated from the date on which the title to so much, if any, of the Premises as is the subject of such Condemnation vests in the condemning authority, through the Termination Date, in proportion to the floor area of such portion of the Premises as is the subject of such Condemnation.

13.4. No Termination of Lease. Except as otherwise expressly provided in this section, no total or partial Condemnation shall entitle either party hereto to surrender or terminate this Lease, or shall relieve the Tenant from its liability hereunder to pay in full the Base Rent, any Additional Rent and all other sums and charges which are otherwise payable by the Tenant hereunder, or from any of its other obligations hereunder, and the Tenant hereby waives any right now or hereafter conferred upon it by statute or otherwise, on account of any such Condemnation, to surrender this Lease, to quit or surrender any or all of the Premises, or to receive any suspension, diminution, abatement or reduction of the Base Rent or any Additional Rent or other sum payable by the Tenant hereunder.

14. ASSIGNMENT AND SUBLETTING.

14.1. Landlord's Consent Required. The Tenant shall not assign this Lease, in whole or in part, nor sublet all or any part of the Premises, nor license concessions or lease departments therein, nor otherwise permit any other person to occupy or use any portion of the Premises, nor enter into a management or other similar agreement transferring control of the business operations of Tenant, (collectively, a "**Transfer**"), without in each instance first obtaining the written consent of the Landlord, which consent shall not be unreasonably withheld. This prohibition includes any subletting or assignment which would otherwise occur by operation of law, merger, consolidation, reorganization, or transfer, or an assignment or subletting to or by a receiver or trustee in any federal or state bankruptcy, insolvency or other similar proceedings. Consent by the Landlord to any assignment, subletting, licensing or other transfer shall not (i) constitute a waiver of the requirement for such consent to any subsequent assignment, subletting, licensing or other Transfer, (ii) relieve the Tenant from its duties, responsibilities and obligations under this Lease, or (iii) relieve any guarantor of this Lease from such guarantor's obligations under its guaranty agreement. Notwithstanding anything to the contrary in subsections 14.1 or 14.2, the Landlord shall not unreasonably withhold its consent to a Transfer provided that (i) the tangible net worth (as determined in accordance with generally accepted accounting principles and is evidenced by a certified financial statement to be submitted to the Landlord) of the assignee or sublessee is not less than the greater of the tangible net worth of the Tenant (a) on the Effective Date and (b) on the day before such Transfer, (ii) such assignee or sublessee continues to operate the business in the Premises in accordance with the permitted use and pursuant to all of the terms and provisions of this Lease, (iii) the Tenant is not in default (beyond applicable cure periods, if any) of any of the terms or provisions of this Lease on the effective date of such assignment or subletting, and (iv) such assignment or subletting will not result in an increased demand for parking.

14.2. Transfer; Issuance of Corporate Shares; Creation of Partnership Interests. If the Tenant (or any direct or indirect owner of the Tenant, or any guarantor of the Tenant), is a corporation (other than a corporation the outstanding voting stock of which is listed on a "national securities exchange," as defined in the Securities Exchange Act of 1934), or a general or limited partnership or a limited liability company, the Tenant shall give the Landlord notice within fifteen (15) days following the date upon which (i) additional voting stock is issued by the Tenant or by any such general partner or guarantor or member of Tenant, or any part or all of the corporate shares of the Tenant or any such general partner or guarantor or member is transferred, or (ii) additional partnership or member interests are created by the Tenant or by any such guarantor, general partner or member, or any part or all of the partnership or member interests of the Tenant or of any such guarantor are transferred, by sale, assignment, pledge, bequest, inheritance, operation of law or otherwise. In the event of such transfer and the Tenant has not given such notice, the Landlord may elect, in the Landlord's sole discretion, to deem such transfer to be an Event or Default hereunder, thereby entitling the Landlord to all of the rights and remedies set forth in section 17.

14.3. Acceptance of Rent from Transferee. The acceptance by the Landlord of the payment of Rent from any person following any act, assignment or other Transfer prohibited by this section shall not constitute a consent to such act, assignment or other Transfer, nor shall the same be deemed to be a waiver of any right or remedy of the Landlord's hereunder.

14.4. Conditions of Consent.

14.4.1. If the Tenant receives consent to a Transfer under subsection 14.1 above, then, in addition to any other terms and conditions imposed by the Landlord in the giving of such consent, the Tenant and the transferee shall execute and deliver, on demand, an agreement prepared by the Landlord providing that the transferee shall be directly bound to the Landlord to perform all obligations of the Tenant hereunder including, without limitation, the obligation to pay all Rent and other amounts provided for herein; acknowledging and agreeing that there shall be no subsequent Transfer of this Lease or of the Premises or of any interest therein without the prior consent of the Landlord pursuant to subsection 14.1 above.

14.4.2. All costs incurred by the Landlord in connection with any request for consent to a Transfer, including costs of investigation and the fees of the Landlord's counsel, shall be paid by the Tenant on demand as a further condition of any consent which may be given.

14.5. Profits from Use or Transfer.

14.5.1. Neither the Tenant nor any other person having an interest in the use, occupancy or other utilization of space in the Premises shall enter into any lease, sublease, license, concession or other Transfer which provides for rent or other payment for such use, occupancy or utilization based in whole or in part on the net income or profits derived from the Premises, and any such purported lease, sublease, license, concession or other Transfer shall be absolutely void and ineffective as a conveyance or creation of any right or interest in the possession, use, occupancy or utilization of any part of the Premises.

14.5.2. The Tenant agrees that in the event of a Transfer, the Tenant shall pay the Landlord, within ten (10) days after receipt thereof, one hundred percent (100%) of the excess of (i) any and all consideration, money or thing of value, however characterized, received by the Tenant or payable to the Tenant in connection with or arising out of such Transfer, over (ii) all amounts otherwise payable by the Tenant to the Landlord pursuant to this Lease.

15. RULES AND REGULATIONS. The Landlord shall have the right to prescribe, at its sole discretion, reasonable rules and regulations (the **"Rules and Regulations"**) having uniform applicability to all tenants of the Property (subject to their respective leases) and governing their use and enjoyment of the Property; provided, that the Rules and Regulations shall not materially interfere with the Tenant's use and enjoyment of the Premises in accordance with this Lease for the purposes listed in subsection 6.1. The Rules and Regulations may govern, without limitation, the use of sound apparatus, noise or vibrations emanating from machinery or equipment, obnoxious fumes and/or odors, the parking of vehicles, lighting and storage and disposal of trash and garbage. The Tenant shall adhere to the Rules and Regulations and shall cause its agents, employees, invitees, visitors and guests to do so. A copy of the Rules and Regulations in effect on the date hereof is attached hereto as **Exhibit C**. The Landlord shall have the right to amend the Rules and Regulations from time to time.

16. SUBORDINATION AND ATTORNMENT.

16.1. Subordination.

16.1.1. Unless a Mortgagee otherwise shall elect as provided in subsection 16.2, the Tenant's rights under this Lease are and shall remain subject and subordinate to the operation and effect of any mortgage, deed of trust or other security instrument constituting a lien upon the Premises, and/or the Property, whether the same shall be in existence on the date hereof or created hereafter (any such lease, mortgage, deed of trust or other security instrument being referred to herein as a "**Mortgage**," and the party or parties having the benefit of the same, whether as beneficiary, trustee or noteholder, being referred to hereinafter collectively as "**Mortgagee**"). The Tenant's acknowledgment and agreement of subordination as provided for in this section is self-operative and no further instrument of subordination shall be required; however, the Tenant shall execute, within ten (10) days after request therefor, a document providing for such further assurance thereof and for such other matters as may be requested from time to time by the Landlord or any Mortgagee, which matters may include, without limitation, additional notice and cure periods for the Mortgagee and a prohibition on lease amendments without the Mortgagee's prior written consent.

16.1.2. The Landlord hereby directs the Tenant, upon (i) the occurrence of any event of default by the Landlord, as mortgagor under any Mortgage, (ii) the receipt by the Tenant of a notice of the occurrence of such event of default under such Mortgage from the Landlord or such Mortgagee, or (iii) a direction by the Mortgagee under such Mortgage to the Tenant to pay all Rent thereafter to such Mortgagee, to make such payment to such Mortgagee, and the Landlord agrees that in the event that the Tenant makes such payments to such Mortgagee, as aforesaid, the Tenant shall not be liable to the Landlord for the same.

16.2. Mortgagee's Unilateral Subordination. If a Mortgagee shall so elect by notice to the Tenant or by the recording of a unilateral declaration of subordination, this Lease and the Tenant's rights hereunder shall be superior and prior in right to the Mortgage of which such Mortgagee has the benefit, with the same force and effect as if this Lease had been executed, delivered and recorded prior to the execution, delivery and recording of such Mortgage, subject, nevertheless, to such conditions as may be set forth in any such notice or declaration.

16.3. Attornment. If any Person shall succeed to all or any part of the Landlord's interest in the Premises, whether by purchase, foreclosure, deed in lieu of foreclosure, power of sale, termination of lease or otherwise, and if such successor-in-interest requests or requires, the Tenant shall attorn to such successor-in-interest and shall execute within ten (10) days after receipt thereof an agreement in confirmation of such attornment in a form as may be reasonably requested by such successor-in-interest. Failure to respond within such (10) day period shall be deemed to be a confirmation by the Tenant of the facts and matters set forth therein.

17. DEFAULTS AND REMEDIES.

17.1. "Event of Default" Defined. Any one or more of the following events shall constitute a default under the terms of this Lease ("**Event of Default**"):

(a) the failure of the Tenant to pay any Rent or other sum of money due hereunder to the Landlord or any other person within ten (10) days after the same is due; provided, however, that the first such failure to pay in any 12-month period shall not be an Event of Default until the Landlord has given the Tenant five (5) days? advance notice (which may be in the form of a late notice) of the same and the Tenant fails to pay such Rent within such 5-day period;

(b) the sale of the Tenant's interest in the Premises under attachment, execution or similar legal process without the Landlord's prior written approval;

(c) the filing of a petition proposing the adjudication of the Tenant as a bankrupt or insolvent, or the reorganization of the Tenant, or an arrangement by the Tenant with its creditors, whether pursuant to the Federal Bankruptcy Act or any similar federal or state proceeding, unless such petition is filed by a party other than the Tenant and is withdrawn or dismissed within sixty (60) days after the date of its filing;

(d) the admission in writing by the Tenant of its inability to pay its debts when due;

(e) the appointment of a receiver or trustee for the business or property of the Tenant, unless such appointment is vacated within sixty (60) days of its entry;

(f) the making by the Tenant of an assignment for the benefit of its creditors;

(g) a default by the Tenant in the performance or observance of any covenant or agreement of this Lease to be performed or observed by the Tenant (other than as set forth in clauses (a) through (f) above), which default is not cured within thirty (30) days after the giving of written notice thereof by the Landlord, unless such default is of such nature that it cannot be cured within such 30-day period, in which event an Event of Default shall not be deemed to have occurred if the Tenant institutes a cure within the 30-day period and thereafter diligently and continuously prosecutes the curing of the same until completion, but in no event shall such cure period exceed ninety (90) days; provided, however, that if the Tenant defaults in the performance of any such covenant or agreement more than two (2) times during the Term, then notwithstanding that such defaults have each been cured by the Tenant, any further defaults shall be deemed an Event of Default without the ability to cure; or

(h) the vacating or abandonment of the Premises by the Tenant at any time during the Term.

17.2. <u>Landlord's Remedies</u>. Upon the occurrence of an Event of Default, the Landlord, without notice to the Tenant in any instance (except where expressly provided for below), may do any one or more of the following:

(a) perform, on behalf and at the expense of the Tenant, any obligation of the Tenant under this Lease which the Tenant has failed to perform beyond any applicable grace or cure periods and of which the Landlord shall have given the Tenant notice (except in an emergency situation in which no notice is required), the cost of which performance by the Landlord, together with interest thereon at the rate of fifteen percent (15%) per annum from the date of such expenditure, shall be deemed Additional Rent and shall be payable by the Tenant to the Landlord as otherwise set forth herein;

(b) elect to terminate this Lease and the tenancy created hereby by giving notice of such election to the Tenant without any right on the part of the Tenant to save the forfeiture by payment of any sum due or by other performance of condition, term, agreement or covenant broken, or elect to terminate the Tenant's possessory rights and all other rights of the Tenant without terminating this Lease, and in either event, at any time thereafter without notice or demand and without any liability whatsoever, re-enter the Premises by force, summary proceedings or otherwise, and remove the Tenant and all other persons and property from the Premises, and store such property in a public warehouse or elsewhere at the cost and for the account of the Tenant without resort to legal process and without the Landlord being deemed guilty of trespass or becoming liable for any loss or damage occasioned thereby;

(c) accelerate the Rent and any other charges, whether or not stated to be Additional Rent, for the entire balance of the Term, or any part of such Rent, and any costs, whether chargeable to the Landlord or the Tenant, as if by the terms of this Lease the balance of the Rent and other charges and expenses were on that date payable in advance;

(d) cause an attorney for the Landlord to proceed in any competent court for judgment in ejectment against the Tenant and all persons claiming under the Tenant for the recovery by the Landlord of possession of the Premises, and if for any reason after such action has been commenced it is canceled or suspended and possession of the Premises remains in or is restored to the Tenant, the Landlord shall have the right upon any subsequent default or upon the expiration or termination of this Lease, or any renewal or extension hereof, to bring one or more actions to recover possession of the Premises; and

(e) exercise any other legal and/or equitable right or remedy which it may have at law or in equity, including rights of specific performance and/or injunctive relief, where appropriate.

In any action for possession of the Premises or for monetary damages, including Termination Damages and Liquidated Damages, or for the recovery of Rent due for the balance of the Term, the Landlord may cause to be filed in such action an affidavit setting forth the facts necessary to authorize the entry of judgment. If a true copy of this Lease (and of the truth of the copy, such affidavit shall be sufficient proof) must be filed in such action, it shall not be necessary to file the original, notwithstanding any law, rule of court, custom or practice to the contrary.

17.3. <u>Damages</u>.

(a) If this Lease is terminated by the Landlord pursuant to subsection 17.2, the Tenant nevertheless shall remain liable for any Rent and damages which may be due or sustained prior to such termination, as well as all reasonable costs, fees and expenses, including, without limitation, sheriffs' or other officers' commissions whether chargeable to the Landlord or the Tenant, watchmen's wages, brokers' and attorneys' fees, and repair and renovation costs incurred by the Landlord in pursuit of its remedies hereunder, and/or in connection with any bankruptcy proceedings of the Tenant, and/or in connection with renting the Premises to others from time to time (all such Rent, damages, costs, fees and expenses being referred to herein as **"Termination Damages"**), plus additional damages for all Rent treated as in arrears (**"Liquidated Damages"**). At the election of the Landlord, Termination Damages shall be an amount equal to either:

(i) the Rent which, but for the termination of this Lease, would have become due during the remainder of the Term, less the amount or amounts of rent, if any, which the Landlord receives during such period from others to whom the Premises may be rented (other than any additional rent received by the Landlord as a result of any failure of such other person to perform any of its obligations to the Landlord), in which case Termination Damages shall be computed and payable in monthly installments, in advance, on the first business day of each calendar month following the termination of this Lease and shall continue until the date on which the Term would have expired but for such termination, and any action or suit brought to collect any such Termination Damages for any month shall not in any manner prejudice the right of the Landlord to collect any Termination Damages for any subsequent months by similar proceeding; or

(ii) the present worth (as of the date of such termination) of the Rent which, but for the termination of this Lease, would have become due during the remainder of the Term, less the fair rental value of the Premises, as determined by an independent real estate appraiser or broker selected by the Landlord, in which case such Termination Damages shall be payable to the Landlord in one lump sum on demand, and shall bear interest at the rate of fifteen percent (15%) per annum. "Present worth" shall be computed by discounting such amount to present worth at a rate equal to one percentage point above the discount rate then in effect at the Federal Reserve Bank of Richmond.

(b) Notwithstanding anything to the contrary set forth in this subsection 17.3, in the event (i) the Landlord must initiate legal action to enforce any one or more of the provisions of this Lease against the Tenant, its successors or assigns, or (ii) the Landlord must consult with and/or engage an attorney(s) in order (A) to enforce any one or more of the provisions of this Lease against the Tenant, its successors or assigns, or (B) in connection with any bankruptcy proceeding of the Tenant, whether or not such consultation and/or engagement results in the initiation of any judicial action or termination of this Lease, then and in any of such events, the Tenant, its successors and assigns, undertakes and agrees to pay any and all reasonable costs incurred by the Landlord in connection therewith, including, by way of illustration and not of limitation, all reasonable attorneys' fees (inclusive of consultation fees, research costs and correspondence fees), court costs (if awarded post-judgment) and any similar professional fees or costs associated therewith.

17.4. Waiver of Jury Trial. Each party hereto hereby waives any right which it may otherwise have at law or in equity to a trial by jury in connection with any suit or proceeding at law or in equity brought by the other against the waiving party or which otherwise relates to this lease, as a result of an event of default or otherwise. The Tenant further agrees that in the event the Landlord commences any summary proceeding for nonpayment of rent or possession of the Premises, the Tenant will not, and hereby waives, all right to interpose any counterclaim of whatever nature in any such proceeding.

18. **ESTOPPEL CERTIFICATE**. The Tenant shall, without charge, at any time and from time to time, within ten (10) days after receipt of request therefor from the Landlord, execute, acknowledge and deliver to the Landlord, and to such Mortgagee or other party as may be designated by the Landlord, a written estoppel certificate in form and substance as may be requested from time to time by the Landlord, the other party or any Mortgagee, certifying to the other party, any Mortgagee, any purchaser of Landlord's interest in all or any part of the Property, or any other person or entity designated by the other party, as of the date of such estoppel certificate, the following: (a) whether the Tenant is in possession of the Property; (b) whether this Lease is in full force and effect; (c) whether there are any amendments to this Lease, and if so, specifying such amendments; (d) whether there are any then-existing setoffs or defenses against the enforcement of any rights hereunder, and if so, specifying such matters in detail; (e) the dates, if any, to which any rent or other sums due hereunder have been paid in advance and the amount of any security deposit held by the Landlord; (f) that the Tenant has no knowledge of any then-existing defaults of the Landlord under this Lease, or if there are such defaults, specifying them in

detail; (g) that the Tenant has no knowledge of any event having occurred that authorized the termination of this lease by the Tenant, or if such event has occurred, specifying it in detail; (h) the address to which notices to the Tenant should be sent; and (i) any and all other matters reasonably requested by the Landlord, any Mortgagee and/or any other person or entity designated by the Landlord. Any such estoppel certificate may be relied upon by the person or entity to whom it is directed or by any other person or entity who could reasonable be expected to rely on it in the normal course of business. The failure of the Tenant, which may be relied on by any person or entity who would be entitle to rely upon such certificate, the such certificate as submitted by the requesting party to the other party is true and correct, and the requesting party is hereby authorized to so certify.

19. **QUIET ENJOYMENT.** The Landlord hereby warrants that, so long as all of the Tenant's obligations hereunder are timely performed, the Tenant will have during the Term quiet and peaceful possession of the Premises and enjoyment of such rights as the Tenant may hold hereunder to use the Common Areas, except if and to the extent that such possession and use are terminated pursuant to this Lease. The Landlord represents that it has good and marketable title to the Property.

20. **NOTICES.** Except as may be otherwise provided in this lease, any notice, demand, consent, approval, request or other communication or document to be provided hereunder to the Landlord or the Tenant (a) shall be in writing, and (b) shall be deemed to have been provided (i) two (2) days following the date sent as certified mail in the United States mails, postage prepaid, return receipt requested, (ii) on the day following the date it is deposited prior to the close of business with FedEx or another national courier service or (iii) on the date of hand delivery (if such party's receipt thereof is acknowledged in writing), in each case to the address of such party set forth hereinbelow or to such other address as such party may designate from time to time by notice to each other party hereto.

If to the Landlord, notice shall be sent to:

Woodridge, LLC
10811 Red Run Boulevard
Owings Mills, MD 21117

If to the Tenant, notice shall be sent to:

Bay Capital Corp.
10811 Red Run Boulevard
Owings Mills, MD 21117

ATTN: Benjamin M. Lyons

21. **RENEWAL OPTION**. Provided the Tenant is not then in default under any of the provisions of this Lease, the Tenant shall have the right to elect to renew the term of this Lease for one (1) additional period of five (5) years (to commence immediately after the expiration of the Original Term), such renewal term to be upon the same terms and conditions and subject to the same covenants and agreements as in this Lease, except that (i) the Tenant shall have no further right to renew the term of this Lease for any period beyond the expiration of the renewal term, (ii) annual Base Rent for each year of the renewal term shall be calculated in the same manner as the increase in the Base Rent is calculated for each of the third through the fifth years of the Original Term, and (iii) Base Taxes shall mean Taxes incurred for the Tax Year 2001/02 and Base Operating Costs shall mean Operating Costs incurred for calendar year 2001. If the Tenant so elects to renew the term of this Lease for such additional five-year period, the Tenant shall give written notice to the Landlord, as provided for herein, of such election, at least one hundred eighty (180) days before the expiration of the Original Term. At the Landlord's sole election, this renewal provision shall be absolutely null and void if the Tenant is in default under any of the provisions of this Lease at the commencement of the renewal period.

22. GENERAL.

22.1. Effectiveness. This Lease shall become effective on and only on its execution and delivery by each party hereto.

22.2. Complete Understanding. This Lease represents the complete understanding between the parties hereto as to the subject matter hereof, and supersedes all prior negotiations, representations, guaranties, warranties, promises, statements and agreements, either written or oral, between the parties hereto as to the same.

22.3. Amendment. This Lease may be amended by and only by an instrument executed and delivered by each party hereto, provided, however, that the Landlord shall have the right at any time, and from time to time, during the Term unilaterally to amend the provisions of this Lease if the Landlord (or any of its partners) is advised by its counsel that all or any portion of the monies paid, directly or indirectly, by the Tenant to the Landlord (and/or its partners) hereunder are, or may be deemed to be, unrelated business income within the meaning of the United States Internal Revenue Code or regulations issued thereunder, and the Tenant agrees that it will execute all documents or instruments necessary to effect such amendment or amendments, provided that no such amendment shall result in the Tenant having to pay in the aggregate a larger sum of money on account of its occupancy of the Premises under the terms of this Lease as so amended, and provided further that no such amendment or amendments shall result in the Tenant receiving under the provisions of this Lease less services than it is entitled to receive, nor services or a lesser quality. Furthermore, the Tenant agrees not to take any steps or actions knowingly which may jeopardize the Landlord's (and/or its partners') tax-exempt status.

22.4. Waiver. No party hereto shall be deemed to have waived the exercise of any right which it holds hereunder unless such waiver is made expressly and in writing (and, without limiting the generality of the foregoing, no delay or omission by any party hereto in exercising any such right shall be deemed a waiver of its future exercise). No such waiver made in any instance involving the exercise of any such right shall be deemed a waiver as to any other such instance or any other such right. Without limiting the generality of the foregoing provisions of this subsection, the Landlord's receipt or acceptance of any Base Rent, Additional Rent or other sum from the Tenant or any other person shall not be deemed a waiver of the Landlord's right to enforce any of its rights hereunder on account of any default by the Tenant in performing its obligations hereunder.

22.5. Applicable Law. This Lease shall be given effect and construed by application of the laws of Maryland, and any action or proceeding arising hereunder shall be brought in the courts of Maryland; provided, however, that if any such action or proceeding arises under the Constitution, laws or treaties of the United States of America, or if there is a diversity of citizenship between the parties thereto, so that it is to be brought in a United States District Court, it may be brought only in the United States District Court for Maryland or any successor federal court having original jurisdiction.

22.6. Commissions. The parties hereto hereby acknowledge and agree that, in connection with the leasing of the Premises hereunder, the Tenant has not used the services of any broker. The Landlord has utilized the services of Miller Corporate Real estate Services, pursuant to the terms of a separate agreement, and is solely responsible for all compensation due to said broker pursuant thereto. Subject to the foregoing, each party hereto hereby represents and warrants to the other that, in connection with such leasing, the party so representing and warranting has not dealt with any real estate broker, agent or finder, other than as stated herein, and there is no commission, charge or other compensation due on account thereof, except as stated in this subsection. Each party hereto shall indemnify and hold harmless the other against and from any inaccuracy in such party's representation.

22.7. Landlord's Liability. No Person holding the Landlord's interest hereunder (whether or not such Person is named as the "Landlord" herein) shall have any liability hereunder after such Person ceases to hold such interest, except for any such liability accruing while such Person holds such interest. No Mortgagee not in possession of the Premises shall have any liability hereunder. Neither the Landlord nor any principal of the Landlord, whether disclosed or undisclosed, shall have any personal liability under this Lease. If the Landlord defaults in performing any of its obligations hereunder or otherwise, the Tenant shall look solely to the Landlord's equity, interest and rights in the Property to satisfy the Tenant's remedies on account thereof.

22.8. Disclaimer of Partnership Status. Nothing in this Lease shall be deemed in any way to create between the parties hereto any relationship of partnership, joint venture or association, and the parties hereto hereby disclaim the existence of any such relationship.

22.9. Remedies Cumulative. No reference to any specific right or remedy shall preclude the Landlord from exercising any other right or from having any other remedy or from maintaining any action to which it may otherwise be entitled at law or in equity. No failure by the Landlord to insist upon the strict performance of any agreement, term, covenant or condition hereof, or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial Rent during the continuance of any such breach, shall constitute a waiver of any such breach, agreement, term, covenant or condition. No waiver by the Landlord of any breach by the Tenant under this Lease or of any breach by any other tenant under any other lease of any portion of the Building shall affect or alter this Lease in any way whatsoever.

22.10. Severability. No determination by any court, governmental or administrative body or agency or otherwise that any provision of this Lease or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other provision hereof, or (b) such provision in any circumstance not controlled by such determination. Each such provision shall remain valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, applicable law.

22.11. Authority. If the Tenant is a corporation, partnership, limited liability company or similar entity, the person executing this Lease on behalf of the Tenant represents and warrants that (a) the Tenant is duly organized and validly existing and (b) this Lease (i) has been authorized by all necessary parties, (ii) is validly executed by an authorized officer or agent of the Tenant and (iii) is binding upon and enforceable against the Tenant in accordance with its terms.

22.12. Joint and Several Liability. If the Tenant shall be one or more individuals, corporations or other entities, whether or not operating as a partnership or joint venture, then each such individual, corporation, entity, joint venturer or partner shall be deemed to be both jointly and severally liable for the payment of the entire Rent and other payments specified herein.

22.13. Recordation. Neither this Lease, any amendment to this Lease, nor any memorandum, affidavit or other item with respect thereto shall be recorded by the Tenant or by anyone acting through, under or on behalf of the Tenant, and the recording thereof in violation of this provision shall (i) be deemed an Event of Default and (ii) at the Landlord's election, make this Lease null and void.

22.14. Time of Essence. Time shall be of the essence with respect to the performance of the parties' obligations under this Lease.

22.15. Interpretation. The Landlord and the Tenant hereby agree that both parties were equally influential in negotiating this Lease, and each had the opportunity to seek the advice of legal counsel prior to the execution of this Lease. Therefore, the Landlord and the Tenant agree that no presumption should arise construing this Lease more unfavorably against any one party.

22.16. Headings. The headings of the sections, subsections, paragraphs and subparagraphs hereof are provided herein for and only for convenience of reference and shall not be considered in construing their contents.

22.17. Construction. As used herein, all references made (a) in the neuter, masculine or feminine gender shall be deemed to have been made in all such genders; (b) in the singular or plural number shall be deemed to have been made, respectively, in the plural or singular number as well; and (c) to any section, subsection, paragraph or subparagraph shall be deemed, unless otherwise expressly indicated, to have been made to such section, subsection, paragraph or subparagraph of this Lease.

22.18. Exhibits. Each writing or drawing referred to herein as being attached hereto as a schedule, an exhibit or otherwise designated herein as a schedule or an exhibit hereto is hereby made a part hereof.

IN WITNESS WHEREOF, each party hereto has executed and ensealed this lease, or caused it to be executed and ensealed on its behalf by its duly authorized representatives, on the date first above written.

WITNESS or ATTEST:

____

LANDLORD:

WOODRIDGE, L.L.C.

By______________________(SEAL)

Name: Stewart D. Sachs

Title: Managing Member

WITNESS or ATTEST:

____

TENANT:

BAY CAPITAL CORP.

By______________________(SEAL)

Name: Benjamin M. Lyons

Title: Executive Vice President

This Lease must be executed for the Tenant, if a corporation, by the president or vice president and be attested by the secretary or assistant secretary, unless the bylaws or a resolution of the board of directors shall provide that other officers are authorized to execute this Lease, in which event, a certified copy of the bylaws or resolutions, as the case may be must be furnished to the Landlord. The Tenant's corporate seal must be affixed hereto.

ACKNOWLEDGEMENT OF LANDLORD

STATE OF MARYLAND)
) to wit:
CITY/COUNTY OF Carroll)

I HEREBY CERTIFY that on this 1 day of May, 2002, before me, the subscriber, a Notary Public in and for the State aforesaid, personally appeared Stewart D. Sachs, who acknowledged himself to be the Managing Member of **WOODRIDGE, L.L.C**, a Maryland limited liability company, and that he, as such Managing Member, being authorized so to do, executed the foregoing instrument for the purposes therein contained by signing the name of said corporation by himself as such Managing Member.

IN WITNESS WHEREOF, I have hereunto set my hand and Notarial Seal.

CHeiner
Notary Public

CATHY HEINER NOTARY PUBLIC CARROLL CO. MD.

My Commission Expires: 8-1-06

ACKNOWLEDGEMENT TO TENANT

STATE OF MARYLAND)
) to wit:
CITY/COUNTY OF Carroll)

I HEREBY CERTIFY that on this 1 day of May, 2002, before me, the subscriber, a Notary Public in and for the State aforesaid, personally appeared Benjamin M. Lyons, who acknowledged himself to be the Executive V.P. of **Bay Capital Corp.**, a Maryland corporation, and that he, as such Exec. V.P., being authorized so to do, executed the foregoing instrument for the purposes therein contained by signing the name of said corporation by himself as such Executive Vice President.

IN WITNESS WHEREOF, I have hereunto set my hand and Notarial Seal.

CHeiner
Notary Public

CATHY HEINER NOTARY PUBLIC CARROLL CO. MD.

My Commission Expires: 8-1-06

EXHIBIT A

Drawing showing approximate location of Premises

a:\Woodridgelease.wpd\wp8

EXHIBIT B

Landlord's Work

EXHIBIT C

Current Rules and Regulations

1. The sidewalks, passages and stairways shall not be obstructed by the Tenant or used by the Tenant for any purpose other than ingress and egress from and to the Tenant's premises. The Landlord shall in all cases retain the right to control or prevent access thereto by any person whose presence, in the Landlord's judgment, would be prejudicial to the safety, peace, character or reputation of the Property or of any tenant of the Property.

2. The toilet rooms, water closets, sinks, faucets, plumbing and other service apparatus of any kind shall not be used by the Tenant for any purpose other than those for which they were installed, and no sweepings, rubbish, rags, ashes, chemicals or other refuse or injurious substances shall be placed therein or used in connection therewith by the Tenant, or left by the Tenant in the lobbies, passages, elevators or stairways of the Building. The expense of any breakage, stoppage or damage to such sinks, toilets and the like shall be borne by the tenant who, or whose employees, contractors or invitees, caused it.

3. No skylight, window, door or transom of the Building shall be covered or obstructed by the Tenant, and no window shade, blind, curtain, screen, storm window, awning or other material shall be installed or placed on any window or in any window space, except as approved in writing by the Landlord. If the Landlord has installed or hereafter installs any shade, blind or curtain in the Premises, the Tenant shall not remove it without first obtaining the Landlord's written consent thereto.

4. No sign, lettering, insignia, advertisement, notice or other thing shall be inscribed, painted, installed, erected or placed in any portion of the Premises which may be seen from outside the Building, or on any window, window space or other part of the exterior or interior of the Building, unless first approved in writing by the Landlord. Names on suite entrances may be provided by and only by the Landlord and at the Tenant's expense, using in each instance lettering of a design and in a form consistent with the other lettering in the Building, and first approved in writing by the Landlord. The Tenant shall not erect any stand, booth or showcase or other article or matter in or upon the Premises, the Building and/or the Property without first obtaining the Landlord's written consent thereto.

5. The Tenant shall not place any other or additional lock upon any door within the Premises or elsewhere upon the Property, and the Tenant shall surrender all keys for all such locks at the end of the Term. The Landlord shall provide the Tenant with fifty (50) sets of keys to the Premises when the Tenant assumes possession thereof.

6. The Tenant shall not do or permit to be done anything which obstructs or interferes with the rights of any other tenant of the Property. No bird, fish or animal shall be brought into or kept in or about the Premises, the Building and/or the Property.

7. If the Tenant desires to install signaling, telegraphic, telephonic, protective alarm or other wires, apparatus or devices within the Premises, the Landlord shall direct where and how they are to be installed and, except as so directed, no installation, boring or cutting shall be permitted. The Landlord shall have the right (a) to prevent or interrupt the transmission of excessive, dangerous or annoying current of electricity or otherwise into or through the Premises, the Building and/or the

Property, (b) to require the changing of wiring connections or layout at the Tenant's expense, to the extent that the Landlord may deem necessary, (c) to require compliance with such reasonable rules as the Landlord may establish relating thereto, and (d) in the event of noncompliance with such requirements or rules, immediately to cut wiring or do whatever else it considers necessary to remove the danger, annoyance or electrical interference with apparatus in any part of the Building and/or the Property. Each wire installed by the Tenant must be clearly tagged at each distributing board and junction box and elsewhere where required by the Landlord, with the number of the office to which such wire leads and the purpose for which it is used, together with the name of the Tenant or other concern, if any, operating or using it.

8. A directory may be provided by the Landlord on the ground floor of the Building or elsewhere within the Property, on which the Tenant's name may be placed.

9. The Landlord shall in no event be responsible for admitting or excluding any person from the Premises. In case of invasion, hostile attack, insurrection, mob violence, riot, public excitement or other commotion, explosion, fire or any casualty, the Landlord shall have the right to bar or limit access to the Property to protect the safety of occupants of the Property, or any property within the Property.

10. The use of any area within the Property as sleeping quarters is strictly prohibited at all times.

11. The Tenant shall keep the windows and doors of the Premises (including those opening on corridors and all doors between rooms entitled to receive heating or air conditioning service and rooms not entitled to receive such service) closed while the heating or air-conditioning system is operating, in order to minimize the energy used by, and to conserve the effectiveness of, such systems. The Tenant shall comply with all reasonable rules and regulations from time to time promulgated by the Landlord with respect to such systems or their use.

12. The Landlord shall have the right to prescribe the weight and position of inventory and of other heavy equipment or fixtures, which shall, if considered necessary by the Landlord, stand on plank strips to distribute their weight. Any and all damage or injury to the Property arising out of the Tenant's equipment being on the Property shall be repaired by the Tenant at its expense. The Tenant shall not install or operate any machinery whose installation or operation may affect the structure of the Building without first obtaining the Landlord's written consent thereto, and the Tenant shall not install any other equipment of any kind or nature whatsoever which may necessitate any change, replacement or addition to, or in the use of, the water system, the heating system, the plumbing system, the air-conditioning system or the electrical system of the Premises, the Building or the Property without first obtaining the Landlord's written consent thereto. Business machines and mechanical equipment belonging to the Tenant which cause noise or vibration that may be transmitted to the structure of the Building, any other buildings on the Property, or any space therein to such a degree as to be objectionable to the Landlord or to any tenant, shall be installed and maintained by the Tenant, at its expense, on vibration eliminators or other devices sufficient to eliminate such noise and vibration. The Tenant shall remove promptly from any sidewalks and other areas on the Property any of the Tenant's furniture, equipment, inventory or other material delivered or deposited there.

13. The Tenant shall not place or permit its agents, employees or invitees to place any thing or material on the roof or in the gutters and downspouts of the Building or cut, drive nails into or otherwise penetrate the roof, without first obtaining the Landlord's written consent thereto. The Tenant

shall be responsible for any damage to the roof caused by its employees or contractors. The Tenant shall indemnify the Landlord and hold the Landlord harmless against expenses incurred to correct any damage to the roof resulting from the Tenant's violation of this rule, as well as any consequential damages to the Landlord or any other tenant of the Property. The Landlord shall repair damage to the roof caused by the Tenant's acts, omissions or negligence and the Tenant shall reimburse the Landlord for all expenses incurred in making such repairs. The Landlord or its agents may enter the Premises at all reasonable hours to make such roof repairs. If the Landlord makes any expenditure or incurs any obligation for the payment of money in connection therewith, including but not limited to attorneys' fees in instituting, prosecuting or defending any action or proceeding, such sums paid or obligations incurred, with interest at the rate of twenty percent (20%) per annum, and costs, shall be deemed to be Additional Rent and shall be paid by the Tenant to the Landlord within five (5) days after rendition of any bill or statement to the Tenant therefor. The Tenant shall not place mechanical or other equipment on the roof without the Landlord's prior written consent, which shall be conditioned in part upon the Landlord's approval of the Tenant's plans and specifications for such installations. The costs of any roof improvements made pursuant hereto shall be borne by the Tenant.

14. The Landlord reserves the right to institute energy management procedures when necessary.

15. The Tenant shall assure that the doors of the Premises are closed and locked and that all water faucets, water apparatus and utilities are shut off before the Tenant and its employees leave the Premises each day.

16. The Landlord shall have the right to rescind, suspend or modify these Rules and Regulations and to promulgate such other rules or regulations as, in the Landlord's reasonable judgment, are from time to time needed for the safety, care, maintenance, operation and cleanliness of the Building or the Property, or for the preservation of good order therein. Upon the Tenant's having been given notice of the taking of any such any action, the Rules and Regulations as so rescinded, suspended, modified or promulgated shall have the same force and effect as if in effect at the time at which the Tenant's lease was entered into (except that nothing in the Rules and Regulations shall be deemed in any way to alter or impair any provision of such lease).

17. Nothing in these Rules and Regulations shall give any tenant any right or claim against the Landlord or any other person if the Landlord does not enforce any of them against any other tenant or person (whether or not the Landlord has the right to enforce them against such tenant or person), and no such nonenforcement with respect to any tenant shall constitute a waiver of the right to enforce them as to the Tenant or any other tenant or person.

18. In any instance in which the Landlord's prior consent or approval is required, the Landlord shall have the right to withhold or condition such consent or approval in its sole discretion.

EXHIBIT D

Approved Signs

Exhibit 6.2

Lease by and between MBC Investors Ltd. and the Company

AGREEMENT OF LEASE

THIS AGREEMENT OF LEASE is executed as of the 10th. day of December, 2002, by and between MBC INVESTORS, LTD., an Ohio limited liability company ("Landlord") and Bay Capital Corporation ("Tenant").

WITNESSETH:

I. GRANT

Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, certain real property located at 3821 Little York Road, Butler Township, Dayton, OH 45414 Montgomery County, Ohio, and being approximately 350 square feet of a building ("Building"), which space ("Tenant Space") is more particularly outlined on Exhibit A attached hereto. In addition to the Tenant Space, the Tenant shall also have access to certain common area facilities ("Common Areas"), being the Waiting Room, Reception Area, Restrooms, and entrance hallway and alcove providing access to the Restrooms, and parking areas located around the Building, which Common Areas are outlined on Exhibit A attached hereto. The Tenant Space, together with the Common Areas, hereinafter shall be called the "Premises."

II. TERM

This Lease shall be for a term of 6 months, commencing on January 1, 2003, and ending on June 30, 2003 ("Initial Term"), with continued rental use on a month-to-month basis by mutual consent of Landlord and Tenant.

III. RENT

Base Rent: The base rent for the Premises during the Initial Term of the Lease shall be $2,700.00, payable in equal monthly installments of $450.00 each, by the first day of each and every month during the term of the Lease, without demand, setoff or deduction. Continued use of the Premises may thereafter continue on a Month-to-month rental basis, at a cost of $450.00 for each month, payable by the first day of the month. The Rent for any period shorter than one month shall be on a pro rata basis and payable on the first business day of such period.

Delinquent Rent. If Tenant does not pay to Landlord within ten (10) days of its due date any Rent, Tenant shall also pay, without any offset or deduction whatsoever, to Landlord a sum of money equal to the amount of late payment times one and one-half percent (1-1/2%) per month computed from its original due date to the date of actual payment (said amount so computed shall be called "Delinquent Rent"). The Delinquent Rent shall be an additional part of the rent reserved under this Lease.

IV. TAXES AND UTILITIES

Landlord shall pay all charges against the Premises for utilities and all installments of real estate taxes and assessments becoming due and payable during the term of the Lease.

V. PUBLIC LIABILITY INSURANCE

The Tenant shall procure and maintain public liability insurance with policy limits of not less than ONE MILLION DOLLARS ($1,000,000.00) personal injury liability and ONE MILLION DOLLARS ($1,000,000.00) property damage liability. The policy shall provide that the coverage may not be terminated without thirty (30) day's prior written notice to the insured; and Tenant shall furnish Landlord with a copy of all such insurance policies.

VI. CASUALTY INSURANCE

Landlord agrees to keep the building and improvements on the Premises insured for the benefit of the Tenant, Landlord and Landlord's mortgagee against loss or damage by fire or other casualty, insurable under standard extended coverage in an amount not less than one hundred percent (100%) of the full replacement value thereof. The policy shall provide that the coverage may not be canceled without thirty (30) days prior written notice to the insured. Landlord shall not be liable for any stoppage of service, any interference with Tenant's business, or any damage to Tenant's property. Tenant shall be liable to Landlord for any loss or damage to the Premises resulting from any uninsured risk, which is not the fault of the Landlord.

VII. WAIVER OF SUBROGATION

Landlord and Tenant, for themselves and all others claiming under them including any insurer, waive all rights including rights of subrogation against the other for loss, damage, or liability resulting from a risk which is insured against by either party, to the extent of any recovery collectible under such insurance; provided, however, that this waiver shall apply only when permitted by the applicable policy of insurance.

The parties shall use good faith efforts to have any and all fire, extended coverage or any and all liability policies which may be carried endorsed with the following (or equivalent) clause: "This insurance shall not be invalidated should the insured waive in writing prior to a loss any and all right of recovery against any party for loss occurring to the property described herein."

VIII. TENANT'S LIABILITY

Tenant shall indemnify and save harmless Landlord from any and all claims, expenses, liabilities, damage or loss by reason of Tenant's failure to perform any covenant of this Lease or by reason of injury, illness or death of any person or the destruction of any property arising out of any condition of the Premises or its use which is the fault of Tenant. If Landlord pays a sum of money by reason of the foregoing, then the sum so paid by Landlord, together with costs, damages and reasonable attorney's fees and expenses, shall be considered additional rent due in the month succeeding such payment and shall be collectible at that time.

IX. ENVIRONMENTAL COMPLIANCE

At all times during the term of this Lease, Tenant shall comply with all applicable federal, state and local laws, regulations, administrative rulings, orders, ordinances, and the like, pertaining to the protection of the environment, including but not limited to those regulating the handling and disposal of waste materials. During the term of this Lease, neither Tenant nor any agent, invitee, subtenant or employee of Tenant, shall treat, store, or dispose of any "Hazardous Substance," as defined in the U.S. Department of Transportation Hazardous Materials Table (49 CFR 172.101), the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and Toxic Substances Control Act as such are amended from time to time, or petroleum (including crude oil or any fraction thereof) on the Premises without Landlord's consent except those substances required to be used in the normal course of Tenant's business, and provided such substances are used in compliance with all applicable laws. Tenant hereby agrees to defend, indemnify and hold Landlord harmless from and against any and all claims, lawsuits, liabilities, losses, damages and expenses (including without limitation cleanup costs and reasonable attorney's fees) arising out of any of the aforesaid or an action against the Landlord under this indemnity arising directly or indirectly from, out of or by reason of any breach of this Section occurring during the term of this Lease. Tenant's obligation under this Section is without any exclusion whatsoever.

X. MAINTENANCE AND REPAIRS

Tenant, at its expense, will maintain the Premises and be responsible for all maintenance, repairs or replacements. Tenant shall keep the Premises in good and clean condition at all times, and at the request of Landlord, remedy any conditions that Landlord determines are detrimental to the property, and any conditions which create violations of the applicable health, safety, building or other regulatory laws, rules or regulations. If Tenant fails to maintain the Premises or make any repair required to be made under this Section, and such default continues uncured for thirty (30) days after delivery of written notice from Landlord of the default (or ten (10) days in the case of an emergency), then Landlord may enter the Premises and cause such repair to be made, the cost of which will be charged to Tenant as additional rent due hereunder. Notwithstanding anything to the contrary herein, Landlord shall be responsible for maintenance and repair of Common Areas, the cost of which is included in Landlord's Operating Expenses pursuant to Section 4(b) hereof. The Landlord is responsible to make repairs or to have maintenance done in a reasonable and timely fashion.

XI. DAMAGE TO PREMISES

Should damage occur to the Premises during the term of the Lease, the Landlord shall, within sixty (60) days, restore the building to substantially the same condition it was in prior to the damage; otherwise, this Lease may be terminated at the option of Tenant. Any excess insurance proceeds from an insurance policy claim held by the Landlord shall be paid to Landlord. Should the insurance proceeds be insufficient for restoration, Landlord may elect to terminate the Lease. If Tenant's use or occupancy of the building is impaired by reason of damage or destruction, rent shall be abated equitably.

XII. CONDEMNATION

If part of the Premises shall be taken or condemned by a competent authority for a public or quasi-public use or purpose and if the part so taken includes the building or any part thereof, the Landlord with reasonable promptness shall make the necessary repairs to and alterations on the Premises necessitated by condemnation. However, Landlord is not obligated to expend more than the amount it receives from the condemning authority for the taking of and residual damage to the Premises. If the condemnation proceeds are in excess of the amount required to restore the Premises, Tenant shall be entitled to that portion of the balance of any condemnation award allocable to the Tenant's leasehold interest, and the Landlord shall be entitled to the balance of such proceeds. If the condemnation reduces the size of the portion of the building leased to Tenant by ten percent (10%) or more, Tenant shall pay a proportionately reduced rent. If the condemnation reduces the size of the portion of the building leased to Tenant by twenty-five percent (25%) or more, or reduces the available parking spaces by twenty-five percent (25%) or more, Tenant may elect to terminate this Lease. If all of the Premises shall be so taken or condemned, the Lease shall terminate. A termination shall be effective as of the date the condemning party is entitled to possession, and neither party to this Lease shall thereafter be under any further obligation to the other.

XIII. DEFAULT

If Tenant shall breach this Lease by failing to make any payment later than five (5) days subsequent to the due date, or if Tenant shall breach any provision of this Lease other than for the payment of money and fail to remedy within thirty (30) days after written notice of said breach, then Landlord has the right to re-enter the Premises and exercise any remedies set forth in this Lease or available at law. Should Landlord at any time terminate this Lease for any breach, in addition to any other remedy it may have, it may recover from Tenant all damages it may incur by reason of such breach, including the cost of recovering the Premises, reasonable attorney fees and expenses. In addition, Landlord may re-let the Premises for all or any part of the remainder of the term at such monthly rental as Landlord may with reasonable diligence be able to secure. Should Landlord be unable to re-let after reasonable efforts to do so, or should such monthly rental be less than the rental Tenant was obligated to pay under this Lease, then Tenant shall pay the amount of such deficiency to Landlord, in addition to the other damages identified above.

XIV. TERMINATION

Upon the expiration or other termination of this Lease, the Tenant shall surrender to the Landlord the Premises and all buildings and improvements thereon in good and clean condition and repair with all electrical and mechanical systems in good working order, ordinary wear and tear of the property excepted.

Landlord hereby waives its right to claim as real estate any equipment installed or any trade fixtures affixed to the Premises, and the same may be removed by the Tenant prior to the termination of this Lease; provided, that Tenant shall repair any damage resulting from the removal.

XV. USE OF PREMISES

The Premises shall be used exclusively for the purpose of conducting business transactions in a manner not in violation of any laws, federal, state or local, or of any regulation of any governmental body having jurisdiction over the Premises.

XVI. RIGHT OF ENTRY

Landlord may enter the Premises at any reasonable time during Tenant's normal business hours after giving advance prior notice to Tenant (or at anytime without notice in the event of an emergency), to examine the condition thereof and make any repairs thereto as provided under Section 10 hereof, charging the cost to Tenant if such repairs are Tenant's responsibility.

XVII. COVENANTS OF FITNESS AND TITLE

The Landlord covenants that it has lawful title to the Premises and the right to make this Lease for the term aforesaid. Tenant acknowledges that prior to occupancy it will inspect the Premises, and upon occupancy accept the Premises in "as is" condition, and expressly denies reliance on any representations of Landlord regarding condition or fitness for use.

XVIII. QUIET ENJOYMENT

If Tenant shall perform all of the covenants and agreements herein stipulated to be performed by Tenant, the Tenant shall at all times during the term hereof have the peaceable and quiet enjoyment and possession of the Premises without any manner of hindrance from Landlord or any person lawfully claiming by, through or under Landlord.

XIX. SUCCESSORS AND ASSIGNS

The conditions, covenants and agreements in the foregoing Lease to be kept and performed by the parties hereto shall bind and inure to the benefit of their successors and assigns.

XX. SUBLETTING AND ASSIGNMENT

The Tenant may not sublet the Premises or assign the Lease without prior written consent of the Landlord, which consent shall not be withheld unreasonably. In the event of a subletting or assignment Tenant shall remain primarily liable to Landlord for the performance of all the obligations of Tenant.

XXI. SUBORDINATION

At the request of Landlord, Tenant agrees to subordinate its interest in the Premises to a mortgage lender of Landlord, on the condition that such mortgage lender agrees that Tenant's occupancy shall not be disturbed as long as Tenant is not in default of any terms and conditions of this Lease.

XXII. NONWAIVER

Failure of the Landlord to exercise its rights under the terms of this Lease on any one occasion shall not be construed as a waiver of any requirement of this Lease or a waiver of Landlord's right to take advantage of any subsequent or continued breach by Tenant of any covenant contained in the Lease. All remedies herein provided shall be in addition to and not in substitution for any remedies otherwise available to Landlord.

XXIII. HOLDING OVER

Any holding over after the expiration of the term of this Lease, with the consent of the Landlord, shall be construed to be a tenancy from month to month at a monthly rental of 115% of the monthly installments of rent during the immediately preceding term and shall otherwise be on the terms and conditions herein specified.

XXIV. NOTICES

All notices to be given by either party shall be given in writing and by depositing the same in the United States mail, postage prepaid, certified, return receipt requested, and addressed to the parties at the following addresses:

Landlord's Address: MBC INVESTORS, LTD.
3821 Little York Road
Dayton, Ohio 45414

Tenant's Address: Bay Capital Corporation
Attn.: Richard Rogers
10811 Red Run Blvd., Suite 200
Owings Mills, Md. 21117

Should the address of either party for the purposes herein change, such party shall give written notice to the other of the new address.

XXV. LEGAL CONSTRUCTION

This Lease shall be construed under the laws of the State of Ohio. In the event any one or more of the provisions in this Lease shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision thereof and this Lease shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

XVI. SOLE AGREEMENT

This Lease constitutes the sole and only agreement of the parties hereto and supersedes any prior understandings or written or oral agreements between the parties respecting the within subject matter.

XVII. AMENDMENT

No amendment, modification, or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof, and duly executed by the parties hereto.

XVIII. RECORDATION

It is the intention of the parties that this Lease shall not be recorded. The parties at the request of the other forthwith shall execute a "Memorandum of Lease" containing dates of commencement and expiration of the term of the Lease and otherwise in a form that is entitled to be recorded.

XXIX. ATTORNEYS' FEES

In the event Landlord or Tenant breaches any of the terms of this Lease whereby the party not in default employs attorneys to protect or enforce its rights hereunder and prevails, then the defaulting party agrees to pay the other party reasonable attorneys' fees so incurred by such other party; provided, however, that Tenant shall not be obligated to pay attorneys fees incurred by Landlord in any action against a sublessee or assignee of Tenant for a breach of the terms of this Lease or any Sublease.

IN WITNESS WHEREOF, the Landlord and the Tenant have caused this Lease to be signed on the day and year first above written.

WITNESSES:

Landlord:

MBC INVESTORS, LTD., an
Ohio limited liability company

By: /s/Stephen Pearce
Stephen Pearce, Psy.D., Member

Tenant:

Bay Capital Corporation

By: ______________________________

Authorized Signatory Name and Title: ______________________________

Bay Capital Corp.

STEWART D. SACHS
President

10811 Red Run Blvd.
Suite 200, P.O. Box 793
Owings Mills, MD 21117
(443) 394-3500 Phone
(443) 394-3570 Fax

www.baycapitalcorp.com

Exhibit 6.3

Employment Agreement with James Emery

November 2, 2002

Mr. James Emery
145 N. McCall Cove
Collierville, Tennessee 38017

Re: Employment Agreement

Dear Mr. Emery:

I am excited about joining our company to help achieve the growth plans we have discussed; I am proposing the following employment terms for your review.

Term, Position & Responsibilities

For a period of two years beginning on November 2, 2002, and ending on October 31, 2004 you ("Employee") will devote my full time employment to Bay Capital ("Company") to serve as its Vice President of Branch Operations performing the functions that are normally associated day-to-day of a VP of Branch Operations. Such duties and functions will include, but not be limited to, the development, organization, and the management of:

1. Bay Capital's overall Branch operations

2. Bay Capital's growth strategy locating 2 or more new branches per month.

3. Interviewing, evaluating, overall determination of which new branches should join Bay Capital

4. Managing the Branch Managers with Branch related issues. Lender related issues could be handled by Corporate.

5. All other related origination, sales, financial modeling, marketing, and pipeline management focused on effectively and efficiently executing Bay Capital's overall business strategy for the branch operation.

On August 1, 2004, Bay Capital shall decide on whether to (i) extend the term for another 12 months, (ii) allow the employment term to expire without renewal, or (iii) enter into a new agreement. No notice by August 1, 2004 shall constitute Bay Capital's decision to not extend the employment term beyond its current term.

Base Salary, Commissions & Stock Options
Base Salary: Base salary of $72,000 per year

Commissions: Commissions equal to 3 basis points on total branch production.

Commissions are payable monthly based on prior months loan production

Stock Options: Bay Capital will grant an option to Employee to purchase up to 1.0% of the company stock at an exercise price equal to the fair market value (book value) of the company's stock on the grant date of the signing option. However, the options will be granted .25% after 6 months, .25% after 12 months, .25% after 18 months, and .25% after 24 months. The grant date of the signing option shall be November 1, 2002. In the event the company is sold prior to the 24th month of employment, the employee will be granted any remaining options not to exceed 1% total options.

Severance
In the event that Bay Capital terminates the employment term without cause, the Company shall pay the Employee the base salary for 6 months.

If you agree with the above stipulations of this employment term, please acknowledge your acceptance by signing below. Thank you for your consideration.

Covenants

Employee will execute a non-solicitation agreement.

/s/Stewart D. Sachs	/s/ James Emery
Stewart D. Sachs President	James Emery Employee

Exhibit 6.4

Employment Agreement with Jay W. Jang

November 14, 2002

Mr. Benjamin M. Lyons
Bay Capital Corp.
10811 Red Run Boulevard
Suite 200
Owings Mills, MD 21117

Re: Employment Agreement

Dear Mr. Lyons:

It has been a pleasure meeting with you for the past few weeks to discuss possible employment terms with your firm. The business strategy set forth to grow Bay Capital is sound, reasonable, and executable with the existing infrastructure in place. As I am excited about joining your company to help achieve this growth, I am proposing the following employment terms for your review.

<u>Term, Position & Responsibilities</u>
For a period of two years beginning on December 1, 2002, and ending on December 1, 2004 I ("Employee") will devote my full time employment to Bay Capital ("Company") to serve as its Vice President of Secondary Marketing performing the functions that are normally associated day-to-day of a VP of Secondary Marketing. Such duties and functions will include, but not be limited to, the development, organization, and the management of:

1. Bay Capital's overall Secondary Marketing operations, including product development, pricing, rate sheets, hedging, and trading,

2. Bay Capital's risk management policies related to interest rate risk, product liquidity, and loan quality control,

3. Bay Capital's proprietary pricing model to properly and efficiently calculate the disposition value of a mortgage asset,

4. Bay Capital's relationship with secondary marketing investors for purposes of whole loans sales and product development,

5. All other related origination, sales, warehouse management, financial modeling, database management, and pipeline management focused on effectively and efficiently executing Bay Capital's overall business strategy, maintaining and growing the mortgage banking business, and supporting the company's operations and strategies.

On September 1, 2004, Bay Capital shall decide on whether to (i) extend the term for another 12 months, (ii) allow the employment term to expire without renewal, or (iii) enter into a new agreement. No notice by September 1, 2004 shall constitute Bay Capital's decision to not extend the employment term beyond its current term.

<u>Base Salary, Commissions & Stock Options</u>
Base Salary: Base salary of $120,000 per year

Commissions: Commissions equal to 10% of the additional trading revenue for sub-prime loans and 20% for conforming loans over the company's baseline margin:

1. Conforming and related: company baseline margin of 50 basis points
2. Jumbo: company baseline margin of 50 basis points
3. Alt-A(AGF): company baseline margin of 300 basis points
4. Subprime: company baseline margin of 350 basis points
5. Seconds: company baseline margin of 300 basis points

Commissions are payable monthly based on prior months loan sales

By way of example for monthly commissions (assuming par as the basis):

Date	Product	Volume	Baseline	Actual	Difference	Commissions	Additional Revenue to Bay Capital
Month 1	Conforming	25,000,000	100.500	100.600	+0.10	25,000,000 x 0.001 x 0.30 =$7,500	$17,500
Month 1	Subprime	5,000,000	103.500	103.750	+0.25	5,000,000 x .0025 x 0.30 = $3,750	$8,750
Month2	Conforming	30,000,000	100.500	100.500	+0.00	25,000,000 x 0.00 x 0.30 = $0.00	$0.00
Month2	Subprime	10,000,000	103.500	103.450	-0.05	10,000,000 x -0.0005 x 0.30 = -$1,500	-$3,500
Month3	Conforming	30,000,000	100.500	100.750	+0.25	30,000,000 x 0.0025 x 0.30 = $22,500	$52,500
Month3	Subprime	15,000,000	103.500	104.000	+0.50	15,000,000 x 0.0050 x 0.30 =$22,500	$52,500
Totals		**$115,000,000**				**$54,750**	**$127,750**

Stock Options: Bay Capital will grant an option to Employee to purchase up to 1.0% of the company stock at an exercise price equal to the fair market value (book value) of the company's stock on the grant date of the signing option. However, the options will be granted .25% after 6 months, .25% after 12 months, .25% after 18 months, and .25% after 24 months. The grant date of the signing option shall be December 1, 2002. In the event the company is sold prior to the 24th month of employment, the employee will be granted any remaining options not to exceed 1% total options.

Severance
In the event that Bay Capital terminates the employment term without cause, the Company shall pay the Employee the base salary for 6 months.

If you agree with the above stipulations of this employment term, please acknowledge your acceptance by signing below. Thank you for your consideration.

/s/ Stewart D. Sachs
Stewart D. Sachs
President

Jay W. Jang
Employee

Exhibit 6.5

Employment Agreement with Ronald Granick

April 25, 2003

Mr. Ronald Granick
12419 Knollcrest Road
Reisterstown, Maryland 21136

Re: Employment Agreement

Dear Mr. Granick

It has been a pleasure meeting with you for the past few weeks to discuss employment terms with you. I am excited about you joining our company to help achieve the growth we need. I am proposing the following employment terms for your review.

Term, Position & Responsibilities
For a period of one year beginning on May 1, 2003, and ending on April 30, 2004, you ("Employee") will devote your full time employment to Bay Capital ("Company") to serve as its Vice President of Wholesale Sales performing the functions that are normally associated day-to-day of a VP National Wholesale Sales Manager. Such duties and functions will include, but not be limited to:

1. Bay Capital's overall Wholesale Sales unit focusing on external growth

2. Hiring new Regional Managers

3. Working with the Inside wholesale sales Management

4. Coordinating all marketing efforts with key marketing people.

5. All other related origination, sales, database management, and pipeline management focused on effectively and efficiently executing Bay Capital's overall business strategy, maintaining and growing the wholesale mortgage banking business, and supporting the company's operations and strategies.

On December 31, 2003, Bay Capital shall decide on whether to (i) extend the term for another 12 months, (ii) allow the employment term to expire without renewal, or (iii) enter into a new agreement. No notice by December 31, 2003 shall constitute Bay Capital's decision to not extend the employment term beyond its current term.

Base Salary, Commissions & Stock Options

Base Salary: Base salary of $60,000 per year

Commissions: Commissions equal to 5bps of the sub-prime closed loan production after 9 million per month is achieved. Conforming products are not included in this total, however a 2 BPS commission will be paid. If 9 million in closed loan volume is achieved, 5bps will be paid retroactive to dollar one. Example would be on 10 million in sub-prime production would give you a $5,000 commission bonus.

In addition to the commission of 5 BPS, a volume bonus will be paid based on the following chart:

10 million sub-prime closed	no bonus
12 million sub-prime closed	$1,000 bonus
15 million sub-prime closed	$2,500 bonus
20 million sub-prime closed	$5,000 bonus
25 million sub-prime closed	$7,500 bonus
30 million sub-prime closed	$10,000 bonus

Stock Options: Bay Capital will grant an option to Employee to purchase up to 1% of the company stock at an exercise price equal to the fair market value (book value) of the company's stock on the grant date of the signing option. However, the options will be granted .25% after 6 months, .25% after 12 months, .25% after 18 months, and .25% after 24 months. The grant date of the signing option shall be May 1, 2003. In the event the company is sold prior to the 24th month of employment, the employee will be granted any remaining options not to exceed 1-% total options. It is understood that the term of this employment agreement is for 12 months and that the options are paid over 24 months.

Benefits

You will be entitled to the standard management benefits package offered by Bay Capital
You have requested a flexible time off schedule that will only require notification to Ben Lyons in advance of requested time off.

Severance

In the event that Bay Capital terminates the employment term without cause, the Company shall pay the Employee the base salary for 3 months.

If you agree with the above stipulations of this employment term, please acknowledge your acceptance by signing below. Thank you for your consideration.

/s/ Stewart D. Sachs

Stewart D. Sachs
President

/s/ Ronald Granick

Ronald Granick
Employee

Exhibit 6.6

Warehouse Loan and Security Agreement with the Provident Bank

WAREHOUSE LOAN AND SECURITY AGREEMENT

This Warehouse Loan and Security Agreement ("Agreement") is made and entered into on this 10th day of September, 2001 between Bay Capital Corp., a Maryland corp. with its principal place of business located at 10811 Red Run Blvd., Owings Mills, MD 21117 ("Borrower"), and The Provident Bank, an Ohio banking corporation with its principal place of business located at One East Fourth Street, Cincinnati, Ohio 45202 ("Provident").

WITNESSETH:

WHEREAS, Borrower is engaged in the business of underwriting, processing, originating, closing, funding, purchasing, servicing and selling mortgage loans secured by first or second liens evidenced by mortgages on real property; and

WHEREAS, Borrower has requested and Provident has agreed to finance the funding of mortgage loans by Borrower in connection with its origination thereof subject to the terms, conditions and limitations set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the extension of credit by Provident to Borrower, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Provident and Borrower agree as follows:

1. DEFINITIONS. (a) When used in this Agreement, the following terms shall have the following meanings and the terms defined elsewhere in this Agreement shall have the meanings assigned to them (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Advance" shall mean any amount loaned by Provident to Borrower under this Agreement.

"Affiliate" shall mean, in relation to any Person (in this definition called "Affiliated Person"), any Person (i) which (directly or indirectly) controls or is controlled by or is under common control with such Affiliated Person; or (ii) which (directly or indirectly) owns or holds five percent (5%) or more of any equity interest in Borrower; or (iii) five percent (5%) or more of whose voting stock or other equity interest is directly or indirectly owned or held by Borrower. For the purposes of this definition, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession (directly or indirectly) of the power to direct or to cause the direction of the management or the policies of such Person, whether through the ownership of shares of any class in the capital or any other voting securities of such Person or by contract or otherwise.

"Assignment of Mortgage" shall mean, with respect to any Mortgage, an assignment of the Mortgage, notice of transfer or equivalent instrument, in recordable form, sufficient under the laws of the jurisdiction in which the related Mortgaged Property is located to reflect the assignment of the Mortgage.

"Business Day" shall mean a day other than Saturdays, Sundays, holidays or other days on which the main office of Provident is not open for business.

"Cash Collateral Account" shall mean the demand deposit account comprising a portion of the Collateral and established and maintained by Borrower with Provident pursuant to Section 5(d).

"Change of Control" shall mean the time at which (i) any Person (including a Person's Affiliates and associates) or group (as that term is understood under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder), other than Management Shareholders and Affiliates thereof (the "Control Group") or a group controlled by the Control Group, has become the beneficial owner of a percentage (based on voting power, in the event different classes of stock shall have different voting powers) of the voting stock of Borrower equal to at least ten percent (10%), (ii) there shall be consummated any consolidation or merger of Borrower pursuant to which Borrower's common stock (or other capital stock) would be converted into cash, securities or other property, other than a merger or consolidation of Borrower in which the holders of such common stock (or such other capital stock) immediately prior to the merger have the same proportionate ownership, directly or indirectly, of common stock of the surviving corporation immediately after the merger as they had of Borrower's common stock immediately prior to such merger, or (iii) all or substantially all of Borrower's assets shall be sold, leased, conveyed or otherwise disposed of as an entirety or substantially as an entirety to any Person (including an Affiliate or associate of Borrower) in one or a series of transactions.

"Closing Date" shall mean the date on which Borrower sells, transfers or otherwise disposes of a Mortgage Loan funded and originated by Borrower with an Advance made by Provident to Borrower under this Agreement.

"Collateral" shall have the meaning set forth in Section 5(a).

"Collections" shall mean, collectively, all Sale Proceeds, all Payment Collections and all other collections and Proceeds on or in respect of the Mortgage Loans.

"Cost and Fee Schedule" shall have the meaning set forth in Section 2(f).

"Credit File" shall mean, as to each Mortgage Loan, a copy of the Mortgage and copies of all intervening assignments of mortgage, if any, with evidence of recording thereon, showing a complete chain of title from the originator to Borrower; the original attorney's opinion of title or the original policy of title insurance, if not previously delivered to Provident; the originals of all assumption, modification and extension agreements, if any; and all applications, credit reports, salary or employment verifications, appraisals, surveys, other underwriting and work papers, closing statements, HUD-1 settlement statements and any addendums thereto, truth-in-lending disclosures, right of recission notices, payment histories, and all other closing documents and all other agreements, reports, certificates, documents and instruments related thereto or obtained or prepared in connection therewith and included or includable in Borrower's mortgage file relating to such Mortgage Loan.

"Default Interest Rate" shall mean an annual rate of interest which shall (to the extent permitted by applicable law) at all times be equal to four percent (4%) above the Interest Rate.

"Demand For Payment" shall have the meaning set forth in Section 4(a).

"Document Custodian" shall mean Borrower, as custodian and bailee for Provident, or any successor appointed by Provident at any time.

"Fees" shall have the meaning set forth in Section 2(f).

"Funding Date" shall mean the date on which an Advance is made by Provident to Borrower under this Agreement.

"Initial Collateral Package" shall mean, as to each Mortgage Loan: (i) the original Mortgage Note and the originals of all intervening endorsements, if any, showing a complete chain of title from the originator of the Mortgage Loan to Borrower, endorsed in blank (either on the Mortgage Note or a separate allonge attached thereto); (ii) a certified copy of the original Mortgage and copies of all intervening assignments of the Mortgage, if any; (iii) the original Assignment of Mortgage in favor of Provident in recordable form for the jurisdiction in which the Mortgaged Property is located; and (iv) the original attorney's opinion of title or the original policy of title insurance (or if such original policy of title insurance has not yet been received by Borrower, a copy of such policy or a title insurance binder or commitment for the issuance of such policy).

"Interest Rate" shall mean an annual rate of interest which shall (to the extent permitted by applicable law) at all times be equal to the One Month Libor Rate plus the applicable margin determined by reference to the factors applicable to such determination set forth in the Cost and Fee Schedule in effect on an Interest Payment Date or Closing Date, as the case may be.

"Lien" shall mean any lien, mortgage, pledge, security interest, charge or other encumbrance of any kind including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest.

"Loan Documents" shall mean this Agreement, the Security Documents, the Policies and Procedures, the Cost and Fee Schedule and any other instrument, certificate or document executed in connection with or pursuant to this Agreement whether concurrently herewith or subsequent hereto.

"Losses" shall have the meaning set forth in Section 11(b).

"Management Shareholders" shall mean those shareholders of Borrower who are senior executive officers of Borrower on the date of this Agreement.

"Maturity Date" shall have the meaning set forth in Section 4(b).

"Mortgage" shall mean the mortgage, deed of trust or other instrument creating a first or second Lien on an estate in fee simple interest in the Mortgaged Property securing a Mortgage Loan.

"Mortgage Loan" shall mean any mortgage loan funded and originated by Borrower with any Advance made by Provident to Borrower under this Agreement.

"Mortgage Loan Documents" shall mean, with respect to a Mortgage Loan, the documents comprising the Initial Collateral Package and the Credit File for such Mortgage Loan.

"Mortgage Note" shall mean, with respect to a Mortgage Loan, the original note or other evidence of indebtedness pursuant to which the related Mortgagor agrees to pay the indebtedness evidenced thereby and which is secured by the related Mortgage.

"Mortgaged Property" shall mean the underlying real property, including all improvements and additions thereon, securing a Mortgage Loan.

"Mortgagor" shall mean the obligor or obligors under a Mortgage Note.

"Other Obligations Secured Hereby" shall mean all of Borrower's debts, obligations or liabilities of every kind, nature, class and description to Provident (other than those under this Agreement and the other Loan Documents), now due or to become due, direct or indirect, absolute or contingent, presently existing or hereafter arising, joint or several, secured or unsecured, purchase money or non-purchase money, related or unrelated, similar or dissimilar, whether for payment or performance, regardless of how the same arise or by what instrument, agreement or book account they may be evidenced, or whether evidenced by any instrument, agreement or book account, including, without limitation, all loans (including any loan by renewal or extension), and all overdrafts, all guarantees, all bankers acceptances, all agreements, all letters of credit issued by Provident for Borrower and the applications relating thereto, all indebtedness of Borrower to Provident, all undertakings to take or refrain from taking any action, and all indebtedness, liabilities and obligations owing from Borrower to others which Provident may obtain by purchase, negotiation, discount, assignment or otherwise.

"Payment Collections" shall mean, collectively, all collections on the Mortgage Loans attributed to the payment of the principal amount thereof, accrued interest thereon or any fees, charges or other amounts payable thereunder or in respect thereof.

"Person" shall mean an individual, a company, a limited liability company, a corporation, an association, a partnership, a joint venture, an unincorporated trade or business enterprise, a trust, an estate, or other legal entity or a government (national, regional or local), court, arbitrator or any agency, instrumentality or official of the foregoing.

"One Month Libor Rate" shall mean the rate of interest published from time to time in the "Money Rates" column of The Wall Street Journal (Central Edition) as the "one month libor rate" on the last business day of each month, if such rate ceases to be so published, then such other rate as may be substituted by Provident as the libor rate, which may be the rate of interest announced by Provident from time to time as its libor rate. The One Month Libor Rate shall change on the first business day of each month and be held for that calendar month. The One Month Libor Rate on the last business day of the each month will be held for that calendar month. The index will be set on each advance at disbursement and held until settlement.

"Policies and Procedures" shall mean Provident's Policies and Procedures for its Warehouse Division as of the date of this Agreement, as amended, modified, restated or supplemented by Provident from time to time.

"Sale Proceeds" shall mean (i) any proceeds received or receivable by Borrower with respect to or in respect of any sale, transfer or other disposition of any Mortgage Loan and (ii) any proceeds received or receivable by Borrower with respect to or in respect of any sale, transfer, disposition, condemnation or casualty event and all other amounts from any disposition, taking, damage or destruction of any Mortgaged Property acquired by Borrower upon foreclosure (or deed in lieu of foreclosure) of any Mortgage Loan.

"Security Documents" shall have the meaning set forth in Section 5(b).

"Third Party Investor" shall mean any Person with whom Borrower has contracted to sell any Mortgage Loan that has been funded and originated by Borrower with any Advance made by Provident to Borrower under this Agreement. Provident may itself be a Third Party Investor.

"UCC" shall mean the Uniform Commercial Code as the same may, from time to time, be in effect in the State of Ohio; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of Provident's security interest in any of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of Ohio, the term "UCC" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection, or priority and for purposes of definitions related to such provisions.

(b) All terms defined in the UCC and used in Section 5 of this Agreement shall have the meanings assigned to such terms in the UCC.

(c) Where appropriate, words importing the singular only shall include the plural and vice versa.

2. ADVANCES.

(a) Subject to the terms and conditions hereof and the Policies and Procedures, which are hereby incorporated herein by this reference, Provident may elect, in its sole discretion, to make Advances to Borrower from time to time in such amounts as Borrower may request. Nothing herein shall be deemed or construed as a commitment by Provident to make any Advance hereunder and it is expressly acknowledged and agreed by Borrower that the decision to make any Advance hereunder is, and shall at all times be, wholly discretionary on the part of Provident.

(b) In order to obtain Advances, Borrower shall comply with the requirements set forth in this Agreement and the Policies and Procedures and shall furnish Provident with such requests and all other documents Provident may request or require at any time in connection with any Advance. In addition, the following conditions precedent, unless waived in whole or in part by Provident, shall be satisfied before Provident makes any Advance hereunder: (i) Provident, in its sole discretion, shall have approved the underwriting of the Mortgage Loans to be funded with any Advance; (ii) Borrower shall have provided Provident with an insured closing letter, evidence of a current errors and omissions insurance policy with limits of at least $1,000,000, an executed closing agent agreement and wiring instructions for each closing agent used by Borrower to close the Mortgage Loans funded with any Advance, each of which shall be acceptable to Provident in its sole discretion; (iii) Borrower shall have furnished Provident with an executed, recordable Power of Attorney covering the items set forth in Section 5(c) hereof for each state in which Borrower does business; and (iv) Provident, or its agent, bailee or designee, shall have received the Initial Collateral Package for each of the Mortgage Loans funded with any Advance. Each request for an Advance by Borrower shall constitute a certification that each of the representations and warranties made by Borrower to Provident in this Agreement or the other Loan Document shall be true and correct in all material respects on and as of the date when made and shall, for all purposes of this Agreement, be deemed to be repeated on and as of each date an Advance is made by Provident to Borrower hereunder and shall be true and correct in all material respects on and as of each of such date, except as affected by the consummation of the transactions contemplated by this Agreement and the other Loan Documents, and Borrower shall have performed, complied with and observed all of its covenants and agreements contained in this Agreement and the other Loan Documents on and as of each date an Advance is made by Provident to Borrower hereunder.

(c) Advances hereunder will be made by Provident on behalf of Borrower to third parties in connection with the funding of the Mortgage Loans originated by Borrower. All matters relating to the funding of any Mortgage Loan hereunder shall be acceptable to Provident in its sole discretion.

(d) Borrower represents, warrants and covenants to Provident that all proceeds of all Advances shall be used by it solely to fund Mortgage Loans originated by Borrower in the ordinary course of its business and for no other use or purpose.

(e) Advances for the funding of any Mortgage Loan originated by Borrower shall not exceed one hundred percent (100%) of the original principal amount of such Mortgage Loan.

(f) In connection with each Advance, Borrower agrees to pay Provident the transaction fees charged by Provident with respect to the Mortgage Loans funded and originated with such Advance ("Fees"). The amounts of Fees payable by Borrower in connection with any Advance shall be determined by reference to the Cost and Fee Schedule in effect on the Funding Date of such Advance (the "Cost and Fee Schedule"). The Cost and Fee Schedule in effect on the date of this Agreement is attached hereto as Schedule A. Any Cost and Fee Schedule shall remain in effect until a new Cost and Fee Schedule is delivered to Borrower in accordance with the requirements of Section 11(f).

3. INTEREST PAYABLE ON ADVANCES. Borrower promises to pay to Provident interest in arrears on the unpaid amount of each Advance made by Provident to Borrower pursuant to this Agreement and on the unpaid amount of any interest not paid when due at a variable rate of interest per annum equal at all times to the Interest Rate. Interest shall be calculated on the daily unpaid amount of each Advance from its Funding Date. Interest with respect

to each Advance hereunder shall be payable: (i) commencing on the date that is sixty-one (61) days after the Funding Date of the Advance and continuing on the same day of each consecutive month thereafter; and (ii) on its Maturity Date. Payments of interest shall be due and payable as set forth above until payment in full of all Advances. All interest under this Agreement shall be calculated on the basis of a year consisting of 360 days (comprised of twelve 30 day months) and paid for actual days elapsed.

4. TERMINATION; MANDATORY REPAYMENTS OF ADVANCES PRIOR TO TERMINATION

(a) Provident may, at any time, for any reason and without prior notice, terminate this Agreement and demand that Borrower pay the aggregate unpaid amount of all Advances made by Provident to Borrower pursuant to this Agreement, all accrued and unpaid interest thereon as well as all Fees, charges and other amounts payable hereunder and under the Loan Documents ("Demand For Payment").

Following a Demand for Payment, the aggregate unpaid amount of all Advances made by Provident to Borrower pursuant to this Agreement, together with all accrued and unpaid interest thereon as well as all Fees, charges and other amounts payable hereunder and under the other Loan Documents shall be immediately due and payable in full and no future or additional Advances will be made by Provident to Borrower hereunder.

(b) Prior to termination of this Agreement as provided for above, Borrower shall repay to Provident the unpaid amount of each Advance made by Provident to Borrower hereunder, all accrued and unpaid interest thereon and all Fees, charges and other amounts payable hereunder, on the earlier to occur of: (i) the Closing Date on which Borrower sells or otherwise disposes of the Mortgage Loan(s) funded and originated with the Advance whether by sale to a Third Party Investor or otherwise; or (ii) on or before the applicable number of days after its Funding Date set forth in the Cost and Fee Schedule under the heading entitled "Days Allowed for Purchase by Third Party Investor" (the earlier to occur of (i) or (ii) being referred to herein as the "Maturity Date").

5. GRANT OF SECURITY INTEREST.

(a) To secure the prompt payment of the Advances, interest and all other amounts payable hereunder and under the other Loan Documents and the due and punctual performance and observance by Borrower of all of its other covenants, obligations and liabilities under this Agreement and the other Loan Documents and also to secure all of the Other Obligations Secured Hereby, Borrower hereby grants to Provident a security interest in and to, and hereby pledges and collaterally assigns to Provident, all of its rights, title, interest and claims in, to and under all of the following property, wherever located, whether now or hereafter owned, held or acquired, or hereafter existing or arising (collectively, the "Collateral"):

(i) all Mortgage Loans;

(ii) all Mortgage Loan Documents including, without limitation, all Mortgage Notes, Mortgages and Assignments of Mortgages relating to the Mortgage Loans;

(iii) all rights to service or subservice the Mortgage Loans;

(iv) all certificates, notes and other securities of any kind whatsoever, residual or otherwise, issued to Borrower or now or hereafter owned, held or acquired by Borrower in connection with or related to any mortgage loan securitization or any asset-back transaction involving the Mortgage Loans;

(v) all of Borrower's rights under contracts or agreements to which Borrower is party (but none of its covenants, obligations or liabilities thereunder) in connection with the Mortgage Loans, including all contracts or agreements with all Third Party Investors and all attorney's opinions of title and title insurance policies;

(vi) the Cash Collateral Account and all funds in the Cash Collateral Account; and

(vii) all Proceeds of any and all of the foregoing Collateral in whatever form, including but not limited to, all payments made by Mortgagors to Borrower in connection with the Mortgage Loans and all premiums paid to Borrower by Third Party Investors in connection with the sales of the Mortgage Loans.

(b) Borrower shall take all actions necessary or appropriate under all applicable laws, or as requested by Provident, to perfect, maintain and preserve, and to continue as perfected, Provident's first lien and security interest in the Collateral. Borrower shall pay all costs of preparing, recording and filing UCC Financing Statements (and any continuation or termination statements with respect thereto) and any other documents, titles, statements, assignments or the like reasonably required to create, maintain, preserve or perfect the liens or security interests granted under the Loan Documents, together with costs and expenses of any lien or UCC searches required by Provident in connection with the making of any Advance. At Provident's request, Borrower shall execute and deliver to Provident at any time and from time to time hereafter, all supplemental documentation that Provident may reasonably request to perfect, maintain, preserve or continue the security interest and liens in the Collateral granted Provident hereby and under any of the other Loan Documents (collectively, the "Security Documents"), in form and substance acceptable to Lender, and pay the costs of preparing and recording or filing of the same. Borrower agrees that a carbon, photographic, or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement. Borrower shall promptly notify Provident concerning any changes in its name, identity or structure, concerning any changes in the address(es) of its chief executive office or other places of business or concerning any changes in its trade name(s) or name(s) under which it does business.

(c) The Document Custodian shall maintain possession of each Credit File and the Mortgage Loan Documents comprising each Credit File (other than the Initial Collateral Package) for each Mortgage Loan. Promptly after Provident's request therefor, Borrower, at its expense, shall cause the Credit Files held by the Document Custodian to be delivered to Provident or its agent, bailee or other designee.

(d) Borrower shall, at all times, maintain the Cash Collateral Account with Provident. Borrower shall deposit or cause to be deposited all Collections into the Cash Collateral Account when and as Collections are received or receivable by Borrower. Withdrawals may be made from the Cash Collateral Account by Borrower in accordance with the Policies and Procedures. Provident is hereby authorized to withdraw funds from the Cash Collateral Account from time to time, either before or after Provident's Demand for Payment, and to apply such withdrawals to the payment of the Advances, accrued and unpaid interest thereon and Fees, charges and other amounts payable hereunder or under the other Loan Documents.

(e) Borrower hereby makes, constitutes and appoints Provident (by any of its officers, employees or agents), its true and lawful agent and attorney-in-fact and hereby gives and grants to Provident full power and authority to do and perform each and every act whatsoever requisite, necessary and proper (i) to endorse the related Mortgage Note to the Third Party Investor that purchases any Mortgage Loan; (ii) to endorse any original Mortgage Note to Provident or the purchaser thereof should Borrower default in its obligations hereunder; (iii) to prepare, execute and record on behalf of Borrower any Assignment of Mortgage; (iv) at the sole option of Provident, to prosecute, in Borrower's or Provident's name, any and all claims or causes of action collaterally assigned to Provident hereunder; and (v) to do and perform every act necessary to place Provident in position to enforce the payment of any Mortgage Loan.

6. <u>BORROWER'S REPRESENTATIONS AND WARRANTIES.</u> Borrower represents and warrants to Provident as follows as of the date hereof and as of each Funding Date:

(a) Borrower is and shall at all times be, duly organized, validly existing and in good standing under the laws of the State set forth in the first paragraph of this Agreement and has, and shall at all times have, full power and authority and legal right to engage in and carry on Borrower's business as now being conducted, to undertake the borrowings contemplated hereby and to execute and deliver each of the Loan Documents. Borrower is qualified and licensed in each jurisdiction wherein the nature or conduct of its business make such qualification necessary or advisable. Borrower is currently qualified and licensed in good standing in each such jurisdiction. Borrower's name as set forth in the caption of this Agreement and as set forth on the signature page of this Agreement is Borrower's correct individual, partnership or corporate name, as the case may be.

(b) Borrower has full power and authority and legal right to enter into this Agreement and each of the other Loan Documents, and to perform, observe and comply with all of its agreements and obligations under each of such documents, including without limitation, the making by Borrower of the borrowings contemplated hereby and the granting by Borrower of the security interest in the Collateral pursuant to Section 5.

(c) The execution and delivery by Borrower of this Agreement and the other Loan Documents, the performance by Borrower of all of its agreements and obligations hereunder and thereunder and the making by Borrower of the borrowings contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Borrower and do not and will not constitute a breach, violation or event of default (or an event which would become an event of default with the lapse of time or notice or both) under any judgment, decree, note, agreement, indenture or other instrument to which Borrower is a party or otherwise subject.

(d) Borrower owns or possesses all rights, licenses, permits, franchises and the like necessary for the conduct of its business as presently conducted and proposed to be conducted. All of the foregoing rights, licenses, permits and franchises are in full force and effect, and Borrower is in compliance with all of the foregoing. No event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such right, license, permit or franchise, or affects the rights of Borrower thereunder.

(e) The balance sheets, statements of income and other financial statements previously delivered to Provident present fairly the financial condition and results of operations of Borrower as of the dates thereof and for the fiscal periods then ended. There are no material liabilities or obligations, secured and unsecured (whether accrued, absolute or actual, contingent or otherwise), which were not reflected in the balance sheets of Borrower as of the dates thereof.

(f) No changes have occurred in the assets, liabilities or financial condition of Borrower from those reflected on the most recent balance sheet delivered to Provident (the "Current Balance Sheet") which, individually or in the aggregate, have been adverse. Since the date of the Current Balance Sheet, there has been no adverse development in the business or in the operations or prospects of Borrower.

(g) Borrower is the sole owner of and has good and marketable title to the Collateral, free and clear of all Liens and encumbrances whatsoever, except for the security interest granted by Borrower pursuant to Section 5. All information furnished to Provident concerning the Collateral is and will be complete, accurate and correct in all respects when furnished.

7. <u>COVENANTS REGARDING THE BORROWER</u>. Borrower covenants and agrees with Provident as follows:

(a) Borrower shall deliver to Provident as soon as available and, in any event, within thirty (30) days after the end of each calendar quarter, quarterly unaudited financial statements of Borrower and within seventy-five (75) days after the end of each fiscal year of Borrower, annual financial statements of Borrower which, in each case, shall include a balance sheet, statement of income, statement of changes in financial position and notes to financial statements. Provident reserves the right to require Borrower to deliver audited annual financial statements.

Such financial statements shall be certified by the chief executive officer of Borrower to the effect that such financial statements reflect, in his opinion and in the opinion of senior management of Borrower, all adjustments necessary to present fairly the financial position of Borrower as at the end of such quarter or year, as the case may be, and the results of its operations for the period then ended.

(b) Borrower shall deliver to Provident all information Provident may reasonably request at any time and from time to time concerning its business, financial condition, results of operations, the Mortgage Loans financed hereunder or the other Collateral.

(c) Borrower covenants to keep the Credit File for each of the Mortgage Loans financed hereunder at all times at Borrower's business premises or at such other location or locations as Provident may approve in writing. Borrower further covenants to deliver the Credit File(s) to Provident upon demand by Provident, which demand may be made in Provident's sole and absolute discretion.

(d) Borrower shall pay or cause to be paid all taxes, assessments and other governmental charges imposed upon its properties or assets or in respect of any of its franchises, business, income or profits before any penalty or interest accrues thereon, and all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or might become due and payable and which by law have or might become a lien or charge upon any of its properties or assets, provided that (unless any material item of property would be lost, forfeited or materially damaged as a result thereof) no such charge or claim need be paid if the amount, applicability or validity thereof is currently being contested in good faith and if such reserve or other appropriate provision, if any, as shall be required by generally accepted accounting principles shall have been made therefor.

(e) At any time or times during Borrower's usual business hours, Borrower shall permit Provident (by any of its officers, employees or agents) to enter upon Borrower's business premises for any of the following reasons: (i) to inspect the Collateral and any books or records related thereto (including making copies of and extracts therefrom), (ii) to verify the amount, quality, quantity, value or condition of, or any other matter relating to, the Collateral, (iii) to examine all of the other books and records of Borrower (including making copies of and extracts therefrom), including those relating to its tax records, payroll records and insurance records, and (iv) to discuss the business, financial condition or results of operations with any of Borrower's officers, employees, agents or accountants. Borrower covenants to pay Provident a reasonable audit fee and reimburse Provident for its out-of-pocket expenses for all inspections, audits and examinations conducted by Provident other than regular monthly audits.

(f) Borrower covenants to comply with all federal, state and local laws, rules, regulations and orders applicable to it and its business.

(g) Borrower agrees to notify Provident in writing within fifteen (15) calendar days of any proposed Change of Control or any proposed, or completed, change in the executive management of Borrower, including, but not limited to, any management change in the office of president, or any change in the management of Borrower's underwriting department. Borrower further agrees to notify Provident in writing at least thirty (30) days in advance of any change in the location of its principal place of business or of any proposed change in the name of Borrower or the opening or closing of any office.

(h) Borrower shall not at any time create, assume, incur or permit to exist, any Lien or other encumbrance in respect of any of the Collateral.

(i) Borrower agrees to give Provident prompt notice of any development, financial or otherwise, which would materially adversely affect its business, properties or affairs or the ability of Borrower to perform its obligations under this Agreement.

8. COVENANTS REGARDING THE MORTGAGE LOANS. Borrower further covenants and agrees with Provident as follows with respect to each Mortgage Loan to be financed by Provident hereunder.

(a) As of its Funding Date, the Initial Collateral Package and Credit File relating to the Mortgage Loan shall contain each of the documents and instruments specified herein to be included therein.

(b) The related Mortgage shall be a valid and enforceable first or second Lien of record on the Mortgaged Property subject, in the case of any second Mortgage Loan, only to a first Lien on such Mortgaged Property and subject in all cases to the exceptions to title set forth in the title insurance policy or attorney's opinion of title with respect to the related Mortgage Loan, which exceptions shall be acceptable to Provident.

(c) Borrower shall hold good, marketable and indefeasible title to, and be the sole owner and holder of, the Mortgage Loan subject to no Liens or rights of others.

(d) The Mortgage Loan shall not be subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, nor shall the operation of any of the terms of the Mortgage Note or Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or the Mortgage unenforceable in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim or defense shall have been asserted with respect thereto.

(e) The Mortgage Loan shall comply with, and shall at all times be serviced in compliance with, in all material respects, applicable state and federal laws and regulations, including, without limitation, usury, equal credit opportunity, consumer credit, truth-in-lending and disclosure laws.

(f) With respect to the Mortgage Loan, either (i) a lender's title insurance policy, issued in standard American Land Title Association or California Land Title Association form, or other form acceptable in the particular jurisdiction, by a title insurance company authorized to transact business in the state in which the related Mortgaged Property is situated, together with a condominium endorsement, if applicable, in an amount at least equal to the original principal balance of such Mortgage Loan insuring the mortgagee's interest under the related Mortgage Loan as the holder of a valid first or second mortgage Lien of record on the Mortgaged Property described in the Mortgage, subject only to the exceptions of the character referred to in subsection (b) above, shall be valid and in full force and effect on the Funding Date of the origination of such Mortgage Loan or (ii) an attorney's opinion of title shall be prepared in connection with the origination of such Mortgage Loan. Such mortgage title insurance policy or attorney's opinion of title shall be issued in favor of Borrower and its successors and assigns. Borrower shall, by act or omission, not have done anything that would impair the coverage of such mortgage title insurance policy or attorney's opinion of title.

(g) The Mortgage Note and the related Mortgage shall have been duly and properly executed, constitute the legal, valid and binding obligation of the related Mortgagor and shall be enforceable in accordance with their respective terms, except only as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether considered in a proceeding or action in equity or at law), and all parties to the Mortgage Loan shall have had full legal capacity to execute all Mortgage Loan Documents and to convey the estate therein purported to be conveyed.

(h) The terms of the Mortgage Note and the Mortgage shall not have been or be impaired, altered or modified in any material respect, except by a written instrument which shall have been recorded or is in the process of being recorded, if necessary, to protect the interests of Borrower therein. The original Mortgage shall be recorded, and all subsequent assignments of the original Mortgage shall be recorded in the appropriate jurisdictions wherein such recordation is necessary to perfect the Lien thereof as against creditors of Borrower.

(i) No instrument of release or waiver shall have been executed in connection with the Mortgage Loan, and no Mortgagor shall have been released therefrom, in whole or in part.

(j) The proceeds of the Mortgage Loan shall have been fully disbursed, and there shall be no obligation on the part of Borrower to make any future advances thereunder. All costs, fees and expenses incurred in making or closing or recording of the Mortgage Loan shall have been paid in full.

(k) The Mortgage Note shall not be secured by any collateral, pledged account or other security except the lien of the corresponding Mortgage.

(l) There shall be no obligation on the part of Borrower or any other Person to make payments in respect of the Mortgage Loan in addition to those to be made by the Mortgagor.

(m) All parties which have had any interest in the Mortgage Loan, whether as originator, mortgagee, assignee, pledgee, servicer or otherwise, are (or, during the period in which they held and disposed of such interest, were) (1) in compliance with any and all applicable licensing requirements of the laws of the state wherein the Mortgaged Property is located, and (2)(A) organized under the laws of such state, or (B) qualified to do business in such state, or (C) federal savings and loan associations or national banks having principal offices in such state, or (D) not doing business in such state so as to require qualification or licensing.

(n) The Mortgage shall contain customary and enforceable provisions which render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security, including, (i) in the case of a Mortgage designated as a deed of trust, by trustee's sale, and (ii) otherwise by judicial or non-judicial foreclosure.

(o) To the best of Borrower's knowledge, there shall not exist any circumstances or conditions with respect to the Mortgage Loan, the Mortgaged Property, the Mortgagor or the Mortgagor's credit standing that could be reasonably expected to materially adversely affect the value or marketability of the Mortgage Loan.

(p) Each of the documents and instruments included in the Credit File shall have been duly executed and in due and proper form and each such document or instrument shall be in a form generally acceptable to prudent institutional mortgage lenders that regularly originate or purchase mortgage loans.

(q) The Borrower shall be in possession of the complete Credit File and there shall be no custodial agreements in effect adversely affecting the right or ability of Borrower to make the document deliveries required hereby.

(r) The Mortgage property shall not be damaged by fire, wind or other cause or loss and there shall not be any condemnation proceedings pending. To the best knowledge of Borrower, no improvement on any Mortgage property is in violation of any applicable zoning law or regulation.

(s) All signatures, names and addresses, amounts and other statements of fact, including descriptions of the property, appearing on the credit application and other related documents relating to each Mortgage Loan shall be true and correct and the Mortgagors named thereon will be, as of the date of each such document upon which signatures appear, of majority age, and will have the legal capacity to enter into the Mortgage.

(t) Borrower will have reviewed all of the Mortgage Loan Documents, and all the related documents thereto, and will make such inquiries as it deems necessary to make and confirm the accuracy of the representations set forth herein and throughout this Agreement.

(u) Each Mortgage Loan which Borrower warrants is insured by a private mortgage insurance company shall be so insured.

9. SALES OF MORTGAGE LOANS AND OTHER COLLATERAL. Until Provident shall have made a Demand for Payment, Borrower shall be entitled to sell the Mortgage Loans financed hereunder and the other Collateral in the ordinary course of Borrower's business, but nothing herein shall be deemed to waive or release Provident's security interest in any Proceeds of any Collateral. Upon the sale of any Mortgage Loan financed hereunder, Borrower shall pay to Provident on its Closing Date, the unpaid amount of the Advance with respect to such Mortgage Loan, all accrued and unpaid interest thereon through and including such Closing Date and all Fees, charges and other amounts payable hereunder. The sales of Mortgage Loans to Third Party Investors shall be handled in accordance with the requirements set forth in the Policies and Procedures. In addition, Borrower agrees that Provident shall have the right, in its sole discretion, to (i) impose additional requirements regarding the delivery of Mortgage Loan Documents to any Third Party Investor; and (ii) return wire transfers received in connection with the sale of any Mortgage Loan to the originating bank if such wire transfer does not comply with the Policies and Procedures.

10. REMEDIES.

(a) After a Demand for Payment shall have been made by Provident, all amounts owed to Provident hereunder shall thereupon be immediately due and payable and no additional or future Advances will be made by Provident to Borrower hereunder.

(b) From and after any Demand For Payment, Provident shall, in addition to its other rights and remedies under applicable law, have the rights and remedies of a secured party under the Uniform Commercial Code with respect to the Collateral and all other security pursuant to any other Security Documents between Provident and Borrower. In addition, Provident or its agents or representatives may take possession of the Collateral and sell the same. For such purpose, Provident may enter upon the premises where the Collateral shall be located and remove the same to such other place as Provident shall determine. Borrower shall immediately, upon Provident's demand, make the Credit Files available to Provident at Provident's place of business.

(c) Any such taking of possession by Provident shall not affect Provident's right, which hereby is confirmed, to retain all payments made prior thereto by Borrower, and in the event of such taking of possession, Provident may sell the Collateral at a public or private sale or any other commercially reasonable manner permitted by law. The proceeds of any such sale or other disposition shall be applied first to the actual and reasonable costs of such sale, then to the actual and reasonable costs of retaking possession and storage of such Collateral and then to the satisfaction of the unpaid balance of the Advances. In the event the proceeds of any such sale are not sufficient to pay such expenses and to satisfy all amounts due by acceleration or otherwise with respect to all Advances made pursuant hereto, Borrower shall pay to Provident any deficiency existing. Provident will give Borrower reasonable notice of the time and place of any public sale of the Collateral or of the time after which any private sales or other intended disposition thereof is to be made. Borrower agrees that the requirement of reasonable notice shall be met if such notice is mailed, postage prepaid, to the address of the Borrower listed in Section 11(f) at least 10 days prior to the time of such sale or disposition. Borrower further agrees and acknowledges that: (i) the Collateral is customarily sold in a recognized market; (ii) Borrower regularly sells and Provident regularly purchases mortgage loans similar to the Collateral; and (iii) Provident may be the purchaser of the Collateral either in a public or private sale.

(d) From and after any Demand For Payment, Borrower shall pay, in addition to interest on funds actually advanced, all costs incurred by Provident in enforcing Provident's rights hereunder, including those incurred in bankruptcy proceedings, expenses of locating the Collateral, all costs and expenses actually incurred by Provident in connection with examination, preservation and protection of the Collateral, examination of the Borrower's books and records otherwise in connection with the financing pursuant hereto and reasonable attorney's fees and legal expenses.

(e) If any payment of interest under Section 3 or principal or interest under Section 4 is not paid when due whether by demand or otherwise, the unpaid amount of all Advances and all accrued and unpaid interest thereon as well as any other charges and other amounts due Provident hereunder or under any Loan Document shall bear interest, at Provident's option, at the Default Interest Rate from the date on which such late payment shall have first become due and payable to Provident. Interest will continue to accrue until the obligations in respect of the payment are discharged (whether before or after judgment).

(f) The rights and remedies of Provident hereunder shall be cumulative and shall be in addition to every other right or remedy available to Provident under applicable law.

11. GENERAL PROVISIONS.

(a) Borrower absolutely and unconditionally agrees to pay to Provident upon demand by Provident at any time and as often as the occasion therefor may require, whether or not all or any of the transactions contemplated by any of the Loan Documents are ultimately consummated (i) all reasonable out-of-pocket costs and expenses which shall at any time be incurred or sustained by Provident or any of its directors, officers, employees or agents as a consequence of, on account of, in relation to or any way in connection with the preparation, negotiation, execution and delivery of the Loan Documents and the perfection and continuation of the rights of Provident in connection with the Advances, as well as the preparation, negotiation, execution, or delivery or in connection with the amendment or modification of any of the Loan Documents or as a consequence of, on account of, in relation to or any way in connection with the granting by Provident of any consents, approvals or waivers under any of the Loan Documents including, but not limited to, reasonable attorneys' fees and disbursements; and (ii) all reasonable out-of-pocket costs and expenses which shall be incurred or sustained by Provident or any of its directors, officers, employees or agents as a consequence of, on account of, in relation to or any way in connection with the exercise, protection or enforcement (whether or not suit is instituted) of any of its rights, remedies, powers or privileges under any of the Loan Documents or in connection with any litigation, proceeding or dispute in any respect related to any of the Loan Documents (including, but not limited to, all of the reasonable fees and disbursements of consultants, legal advisers, accountants, experts and agents for Provident, the reasonable travel and living expenses away from home of employees, consultants, experts or agents of Provident, and the reasonable fees of agents, consultants and experts not in the full-time employ of Provident for services rendered on behalf of Provident).

(b) Borrower shall absolutely and unconditionally indemnify and hold harmless Provident against any and all claims, demands, suits, actions, causes of action, damages, losses, settlement payments, obligations, costs, expenses (including, but not limited to, attorney's fees and other legal costs and expenses) and all other liabilities whatsoever ("Losses") which shall at any time or times be incurred or sustained by Provident or by any of its shareholders, directors, officers, employees, subsidiaries, Affiliates or agents on account of, or in relation to, or in any way in connection with, any of the arrangements or transactions contemplated by, associated with or ancillary to this Agreement or any of the other Loan Documents, whether or not all or any of the transactions contemplated by, associated with or ancillary to this Agreement or any of such Loan Documents are ultimately consummated, including, but not limited to, Losses arising from or in connection with, or related to, any of the Mortgage Loans financed hereunder, whether arising from the underwriting, processing, origination, closing, funding, purchase, servicing or sale of any such Mortgage Loans.

(c) No amendment, supplement, modification, termination, waiver, consent to departure or alteration of the terms hereof or any of the other Loan Documents shall be binding or effective unless the same is in writing, dated subsequent to the date hereof, and duly executed by Borrower and Provident, and then such amendment, modification or waiver shall be effective only in the specific instance and for the specific purpose for which given.

(d) All agreements, representations, obligations and warranties made herein shall survive the execution and delivery of this Agreement, the making of any Advance hereunder, the execution and delivery of any of the other Loan Documents and payment in full of the Advances.

(e) This Agreement (including the Exhibits and Schedules hereto) and the other Loan Documents (including the Security Documents) and any documents, certificates and instruments referred to herein or delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and verbal, between the parties with respect to the subject matter of this Agreement and are not intended to confer upon any Person other than the parties any rights or remedies.

(f) All notices and other communications pursuant to this Agreement and under any of the other Loan Documents shall be in writing, either delivered in hand or sent by first-class mail, registered or certified, return receipt requested, or sent by telecopier or facsimile transmission, addressed as follows:

If to Borrower, at:

Bay Capital Corp.
10811 Red Run Blvd., Suite 200
Owings Mills, Maryland 21117
Fax No. 443-394-3570

If to Provident, at:

The Provident Bank
One East Fourth Street
Cincinnati, Ohio 45202
Attn: Martin J. Weiss, Vice President
Mail Stop: 265D
Fax Number: (513) 564-7943

or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 11. Any notice or other communication pursuant to this Agreement or any other Loan Document shall be deemed to have been duly given or made and to have become effective when delivered in hand to the party to which it is directed, or, if sent by first-class mail or by telecopier or facsimile transmission, and properly addressed (i) when received by the addressee; or (ii) if sent by first class mail, on the third (3rd) Business Day following the day of the mailing thereof (unless actually received earlier).

(g) No delay or failure of Provident in exercising any right, power, remedy or privilege hereunder or under any of the other Loan Documents on any occasion shall affect such right, power, remedy or privilege or be construed as a waiver or any requirement of this Agreement; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or privilege be prejudicial to any subsequent exercise of such right, power or privilege. Provident's acceptance or approval of any request, payment, document or instrument pertaining to any Advance made pursuant hereto shall not constitute any representation or warranty, express or implied, by Provident as to the validity or sufficiency of any such request, payment, document or instrument. The rights and remedies of Provident hereunder are cumulative and not exclusive. All remedies herein provided shall be in addition to and not in substitution for any remedies otherwise available to Provident. Any waiver, permit, consent or condition hereof, must be in writing and shall be effective only to the extent set forth in such writing.

(h) This Agreement shall be binding upon and inure to the benefit of Borrower and Provident and their respective successors and assigns, except that Borrower may not assign or transfer any of its rights or obligations hereunder to any Person or Persons without the express prior written consent of Provident. If more than one Borrower shall sign this Agreement, the liability of each hereunder shall be joint and several.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

(j) It is hereby stipulated and agreed that TIME IS OF THE ESSENCE hereon and shall be of the essence as to each of the other Loan Documents.

(k) Any provision contained in any document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such document or affecting the validity or enforceability of such provision in any other jurisdiction.

(l) This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed and deliver shall be deemed to be an original and all of which taken together shall constitute but one and the same Agreement.

12. <u>WAIVER OF JURY TRIAL; JURISDICTION AND VENUE.</u>

(a) AS A SPECIFICALLY BARGAINED INDUCEMENT FOR PROVIDENT TO EXTEND CREDIT TO BORROWER, AND AFTER HAVING THE OPPORTUNITY TO CONSULT COUNSEL, BORROWER AND, IF MORE THAN ONE, EACH OF THEM HEREBY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO THIS AGREEMENT OR ARISING IN ANY WAY FROM ITS OBLIGATIONS HEREUNDER.

(b) BORROWER AND, IF MORE THAN ONE, EACH OF THEM HEREBY DESIGNATES ALL COURTS OF RECORD SITTING IN HAMILTON COUNTY, OHIO AND HAVING JURISDICTION OVER THE SUBJECT MATTER, STATE AND FEDERAL, AS FORUMS WHERE ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING FROM OR OUT OF THIS AGREEMENT, ITS MAKING, VALIDITY, PERFORMANCE, INTERPRETATION OR ENFORCEMENT MAY BE LITIGATED AS TO ALL PARTIES, THEIR SUCCESSORS AND ASSIGNS, AND BY THE FOREGOING DESIGNATION BORROWER AND, IF MORE THAN ONE, EACH OF THEM HEREBY CONSENTS TO THE JURISDICTION AND VENUE OF SUCH COURTS. BORROWER WAIVES ANY AND ALL RIGHTS UNDER THE LAWS OF ANY OTHER STATE TO OBJECT TO JURISDICTION WITHIN THE STATE OF OHIO FOR THE PURPOSES OF LITIGATION TO ENFORCE THE OBLIGATIONS UNDER THIS AGREEMENT.

IN WITNESS WHEREOF, the undersigned have caused this Warehouse Loan and Security Agreement to be signed by their duly authorized signatories on and as of the date first above written.

BAY CAPITAL CORP.

BY: ______________________

NAME: Benjamin M. Lyons

TITLE: President

THE PROVIDENT BANK

BY: /s/ The Provident Bank

NAME: ______________________

TITLE: ______________________

N:Warehouse/Forms/Warehouse Agrmnt Libor (Rev. 3/20/01)

Exhibit 6.7

Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank

MORTGAGE WAREHOUSE LOAN AND SECURITY AGREEMENT

THIS AGREEMENT entered into effective as of this day, **May 2, 2003**, by and between **Bay Capital Corporation**, a **Maryland Corporation** with offices at **10811 Red Run Blvd., Suite 200, Ownings Mills, MD. 21117** (hereinafter sometimes referred to as "Borrower") and First Tennessee Bank, 165 Madison Ave., Memphis, Tennessee (hereinafter referred to as "Bank").

WITNESSETH

WHEREAS, Borrower is engaged in the business of originating and/or acquiring mortgage loans secured by mortgages upon improved, residential real property, including mortgage loans insured or to be insured by the Federal Housing Administration (FHA), loans guaranteed or to be guaranteed by the Veterans Administration (VA) and conventional loans and

WHEREAS, Borrower desires to borrow money from Bank under the Line of Credit to assist in funding the origination and/or acquisition of such mortgage loans, granting unto the Bank a first lien security interest in (i) each such mortgage loan (ii) all contract and related rights with respect to each such Lock related thereto (iii) the proceeds from the sale of such mortgage loans (iv) all deposit accounts of Borrower maintained at Bank and (v) other collateral (collectively, "Collateral") to secure such Line of Credit, and the Bank is willing to provide financing to assist in funding the origination and/or acquisition of such mortgage loans with advances under the Line of Credit on the security of such Collateral and

WHEREAS, this Agreement has been entered into by the parties for the purpose of confirming the terms and conditions under which all advances under the Line of Credit shall be made by the Bank on behalf of the Borrower to assist in funding the origination and/or acquisition of such mortgage loans.

NOW, THEREFORE, the parties mutually agree as follows:

1. DEFINITIONS

"Advance" shall mean any provision of money or credit to or for the benefit of Borrower pursuant to this Agreement.

"Advance Amount" shall mean the lesser of:

1. the sum of (a) the unpaid principal balance of the Eligible Mortgage Loan minus (2) all amounts shown on the HUD-1 which are to be disbursed to, or retained by, the Borrower plus (3) all amounts shown on the HUD-1 to be paid by the Borrower to arms-length third parties; OR
2. the unpaid principal balance of the Eligible Mortgage Loan; OR
3. 99% of the Purchase Price to be paid by the Qualified Investor.

"Advance Date" shall mean the date the Closing Check is presented to the Bank's Mortgage Warehouse Lending Division for payment in accordance with Section 2.3. hereof.

"Advance Documents" with respect to any funding, shall mean the documentation described in Section 2.3.5.

"Advance Request and Supplemental Closing Instructions" shall mean that document to be executed by Borrower and Closing Agent with respect to each Eligible Mortgage Loan to be funded hereunder and which shall serve as a cash advance request hereunder by Borrower, in the form of Exhibit A attached hereto, which may be changed from time to time at the sole discretion of the Bank.

"Bailee Letter" shall mean a letter in the form of Exhibit C attached hereto which shall be attached to the front of every Mortgage Note by the Bank and used by the Bank and its bailees for the purposes stated therein.

"Bank" shall mean First Tennessee Bank, Memphis, Tennessee.

"Base Rate" shall mean the Bank's base commercial rate of interest which is established from time to time by the Bank, each change in the Base Rate to become effective, without notice to the Borrower, on the effective date of each change in the Base Rate.

"Business Day" shall mean 8:30 AM until 4:00 PM, Central Time, any Monday, Tuesday, Wednesday, Thursday or Friday on which the Bank is open for the transaction of business in Memphis, Tennessee. All payments to the Warehouse Line of Credit received after 4:00 PM shall be included in the following Business Day.

"Closing Agent" shall mean the attorney or title company designated by the Borrower to close the Eligible Mortgage Loan on behalf of Borrower.

"Closing Check" shall mean a check or wire transfer drawn on the Warehouse Clearing Account and payable to the closing agent for the sole purpose of closing or acquiring an Eligible Mortgage Loan.

"Collateral" shall mean each Mortgage Note and such other collateral as may be pledged to Bank pursuant to this Agreement as described in section 2.8.1.

"Combined Net Worth" shall mean that sum calculated as follows from borrower and guarantor financial statements, each prepared as of the same date: Borrower's Tangible Net worth plus Guarantor(s)' Tangible Net Worth minus the sum of the following, if included in the Guarantor's Tangible Net Worth: assets held jointly unless all owners guaranty the debt secured hereby, Guarantor's equity in the Borrower, receivables due from the Borrower, unverified and unrealized appreciation in personal residence(s), equity in automobiles and other personal property, and unsecured receivables, MINUS payables due to Borrower.

"Commitment Letter" shall mean that letter from the Bank to the Borrower which describes the terms under which this Agreement is being entered into and which shall be considered a part hereof, a copy of which is attached hereto as Exhibit "F".

"Eligible Mortgage Loan" shall mean each residential loan evidenced by a Mortgage Note, Mortgage and related documents, which has been originated or acquired by the Borrower, and which has been, or is to be, pledged to the Bank as Collateral for the Line of Credit, and which meets all criteria specified in the Schedule of Eligible Mortgage Loan Criteria attached hereto as Exhibit "G", and which may change from time to time at the sole discretion of the Bank.

"Eligible Prime Mortgage Loan" shall mean an Eligible Mortgage Loan which conforms to FHA, VA, FHLMC, or FNMA guidelines. An Eligible Mortgage Loan which conforms to all FNMA guidelines except maximum loan size and debt ratios shall be considered to be an Eligible Prime Mortgage Loan.

"Eligible Sub-prime Mortgage Loan" shall mean any Eligible Mortgage Loan which is not an Eligible Prime Mortgage Loan.

"Funding Date" shall mean the earlier of:

1. the date on the face of the Closing Check, which shall be equal to the date the proceeds from the Eligible Mortgage Loan are disbursed by the Closing Agent; OR
2. the date the Closing Check is deposited into an account of the Closing Agent.

"Guarantor(s)" shall mean **Stewart D. Sachs and Nadine Sachs AND Benjamin M. Lyons and Sherry A. Lyons, each individual residents of the State of Maryland, each individually, jointly and several.**

"Line of Credit" or "Loan" shall mean the credit facility governed hereby.

"Liquidity" shall mean the sum of all Borrower and Guarantor assets owned and held in cash or accounts which can be converted to cash within 30 days, including but not limited to checking accounts, money market or savings, certificates of deposit, and marketable securities. IRA's owned and held in assets which can be converted to cash within 30 days will be discounted by a factor of 40%.

"Loan Account" shall mean that account established by the Bank pursuant to Section 2.2. hereof.

"Lock" with respect to any Eligible Mortgage Loan shall mean the obligation of a Qualified Investor to Purchase such Eligible Mortgage Loan upon its presentation to the Qualified Investor by or on behalf of the Borrower, as well as the full amount which such Qualified Investor has committed to pay for the same.

"Master Promissory Note" shall mean that note of even date herewith described in Section 2.2., a copy of which is attached hereto as Exhibit "B", and any extensions, modifications, and renewals thereof.

"Maximum Line of Credit" shall be **Ten Million Dollars ($10,000,000.00).**

"Mortgage" shall mean or refer to the deed of trust, mortgage or other instrument granting to the Borrower, or the holder of such deed of trust, mortgage or instrument, a mortgage lien upon the property therein described.

"Mortgage Note Rate" shall mean the interest rate stated on each Mortgage Note.

"Mortgage Note" shall mean an original promissory note evidencing an Eligible Mortgage Loan.

"Mortgagor" shall mean that person or persons executing and delivering the Mortgage Note and Mortgage.

"One Month LIBOR" shall mean the London Inter-Bank Offered Rate for a one month term as published in the Wall Street Journal, each change in One Month LIBOR to become effective, without notice to the Borrower, on the date of publication of each such change.

"Purchase" shall mean the act of a Qualified Investor or other person or entity providing funds and remittance advice to the Bank in accordance with the wire transfer instructions set forth on the applicable Bailee Letter in an amount and in a manner sufficient to cause Bank to release its security interest as provided hereunder.

"Purchase Date" shall mean the Business Day upon which the Bank receives both 1) the Purchase Price, plus all accrued interest and other payments, if any, due on the Purchase of the Eligible Mortgage Loan, and 2) remittance instructions pertaining to such purchase proceeds.

"Purchase Price" shall mean the dollar amount the Qualified Investor has contracted or agreed to pay for the Purchase of the particular Eligible Mortgage Loan, not including any premium or other sums allocated to or for the purchase of servicing rights and not including any sums for any interest that has or will have accrued on the Eligible Mortgage Loan from the date it is closed by the Closing Agent until the date the Eligible Mortgage Loan is actually purchased by the Qualified Investor.

"Qualified Investor" shall mean an investor listed on Exhibit E attached hereto and approved by the Bank to Purchase Mortgage Loans.

"Tangible Net Worth" shall mean total assets minus total liabilities MINUS the sum of: goodwill, organization costs, receivables due from parties related to this credit, and other assets as specified by Bank as unacceptable, PLUS payables due to parties related to this credit, all measured in accordance with GAAP.

"Termination Date" shall mean the first to occur of (i) the maturity date stated in the Master Promissory Note, or (ii) the occurrence of an Event of Default.

"Warehouse Clearing Account" shall mean that account at Bank on which the Closing Checks will be drawn to fund, in whole or in part, the closing and/or acquisition of Eligible Mortgage Loans.

All financial terms used herein shall have the meaning ascribed thereto in accordance with generally accepted accounting principles.

2. WAREHOUSE LINE USAGE.

2.1. Maximum Line. The sum of all outstanding advances under this Agreement shall not exceed the Maximum Line of Credit. Bank and Borrower agree that **$10,000,000.00** of the Maximum Line of Credit shall be offered by the Bank on a committed basis, and that **$0.00** of the Maximum Line of Credit shall be offered by the Bank on an uncommitted basis. Requests for advances of amounts offered on an uncommitted basis may or may not be honored by the Bank at the Bank's sole discretion. Subject to the foregoing, the total amount of funds to be provided to the Closing Agent on Borrower's behalf to assist in funding the origination of an Eligible Mortgage Loan shall not exceed the Advance Amount, unless otherwise agreed upon by Bank in writing. Bank shall have no obligation to make any advance under this Line of Credit against the security of any residential loan, the original principal amount of which exceeds five hundred thousand dollars ($500,000). In no case shall Bank have any obligation to make any Advance under this Line of Credit to the extent that such action may, in the judgment of the Bank, violate the legal lending limits applicable to Bank imposed by any applicable laws, rules, regulations or interpretations thereof. Borrower is aware that Advances made under the Line of Credit must be aggregated with other loans to Borrower and certain affiliates of Borrower for purposes of calculating Bank's legal lending limit. Borrower represents and warrants to Bank that Borrower does not exceed Bank's loan to one borrower limits.

2.2. Loan Account. Borrower shall execute a Master Promissory Note in the amount of the maximum Line of Credit and Bank shall maintain a Loan Account for the Borrower which shall be debited to the extent of any loans to or Advances for the account of Borrower made by Bank pursuant to this Agreement. Borrower's Loan Account shall be credited with the proceeds of the sale of Eligible Mortgage Loans to Qualified Investors which are received in good funds by Bank, and with such other funds actually received by Bank to reduce Borrower's indebtedness under the Line of

Credit. Bank shall render to Borrower a monthly statement of Borrower's Loan Account established pursuant to this Agreement showing all debits and credits thereto, which statement of account shall be considered correct and binding upon Borrower unless Borrower should give to Bank, within seven (7) days from receipt of such statement, written notice of any exceptions thereto, each of which exception shall be specified in such notice. It is the intention of the parties that Borrower's indebtedness under this Agreement shall be evidenced by this Agreement and the Master Promissory Note.

2.3. Funding of Line. Bank will provide a Warehouse Clearing Account upon which Borrower will draw funds either by check or by wire transfer in an amount equal to the Advance Amount of the Eligible Mortgage Loan to be closed or acquired in accordance with Bank's then-current funding procedures, which procedures Bank may change from time to time at its sole discretion. Advances under the Line of Credit will be made by the Bank (assuming all conditions precedent thereto have been met or waived by the Bank) to cover the Closing Check(s) given by Borrower to close or acquire the applicable Eligible Mortgage Loans. The Bank will charge a warehouse fee of **$50.00** for each Advance under the Line of Credit funded via check. The Bank will charge a warehouse fee of **$175.00** for each Advance under the Line of Credit funded via wire transfer. However, the Bank's obligation to fund Advances under the Line of Credit to cover the Closing Check presented to Bank in respect to any Eligible Mortgage Loan is subject to satisfaction of the following conditions precedent:

2.3.1. The Borrower's maximum Line of Credit shall not be exceeded

2.3.2. There shall exist no condition or event constituting an Event of Default as defined in Article 6 hereof or under the Master Promissory Note

2.3.3. The warranties included in Article 3 hereof shall be true and correct as though made at such time of presentment and Borrower shall have performed, or caused to have been performed, all of its covenants under this Agreement through such time

2.3.4. Borrower shall have furnished the following documents to Bank with respect to each Eligible Mortgage Loan to be closed and funded hereunder no later than the date the Eligible Mortgage Loan is scheduled to be closed or acquired:

2.3.4.1. A copy of the Advance Request and Supplemental Closing Instructions, completed in all material respects and

2.3.4.2. Such other documentation as to any Eligible Mortgage Loan as the Bank may reasonably request.

2.3.5. Borrower shall deliver or have caused the Closing Agent to deliver to the Bank the following documents with respect to the Eligible Mortgage Loan closed and to be funded hereunder within two (2) Business Days following the closing of such Eligible Mortgage Loan:

2.3.5.1. The Advance Request and Supplemental Closing Instructions on the Bank's then current form, completed in all material respects and manually executed by both the Borrower and the Closing Agent

2.3.5.2. An executed assignment in blank of the Mortgage, recordable but unrecorded

2.3.5.3. A copy of the Lock pertaining to each Eligible Prime Mortgage Loan

2.3.5.4. A copy of the Underwriter's approval pertaining to each Eligible Sub-prime Mortgage Loan

2.3.5.5. A copy of the HUD-1 Settlement Statement

2.3.5.6. A Certified True Copy of the Mortgage

2.3.5.7. The original Mortgage Note manually executed by the Mortgagor under the Eligible Mortgage Loan, endorsed in blank, along with all addenda, riders, powers, and/or other documents which together constitute the entire negotiable Mortgage Note, plus a photocopy of the original Mortgage Note along with all addenda, riders, etc., and

2.3.5.8. Such other documentation as to any Eligible Mortgage Loans as the Bank may have reasonably requested in writing, including any of the same as may be required by any Qualified Investor or any guarantor or purchaser of such Eligible Mortgage Loans.

All documentation shall be satisfactory in form and substance to Bank. All such documentation requiring the signature of the Borrower shall have been signed by a duly authorized officer of Borrower, and Bank shall be and it is hereby so authorized, to rely upon any signature on any such document as having been authorized. Bank may, in its sole and absolute discretion, agree to and make an Advance to cover the Closing Check presented with regard to an Eligible Mortgage Loan(s) regardless of whether all of the documents required by Section 2.3.5. have been delivered to Bank within two (2) Business Days after the Eligible Mortgage Loan is closed if the requirements of Sections 2.3.1. through 2.3.4. have been met provided, however, that Bank's determination to waive the requirements of the delivery of the Advance Documents to the Bank in accordance with Section 2.3.5. and to Advance funds sufficient to cover the Closing Check issued to the Closing Agent in respect to the particular Eligible Mortgage Loan(s) shall not be deemed to be or construed as a waiver of such term or condition with respect to any other Eligible Mortgage Loan or Loans, nor shall such operate as a waiver of Borrower's breach of this Agreement by its failure to fulfill all conditions precedent. In such event, notwithstanding Bank's decision to make the Advance sufficient to cover the Closing Check, Bank still may, in its sole and absolute discretion, declare an Event of Default hereunder and take such steps or actions hereunder or under the Master Promissory Note as are available, including, but not limited to, refusing to make any further Advances under this Agreement and/or accelerating the maturity of the Master Promissory Note.

Notwithstanding the occurrence of Termination Date, the Bank, at its sole and absolute discretion, may thereafter permit the Borrower to draw funds hereunder in accordance with the terms, conditions and provisions hereof. Any draws permitted by Bank after the Termination Date shall not constitute an extension, renewal or modification of the Line of Credit or the Termination Date, the waiver by Bank of any Event of Default, or otherwise obligate the Bank to permit subsequent draws hereunder.

2.4. Additional Documentation. Borrower covenants that it will promptly obtain and deliver, or cause to be obtained and delivered any additional loan or other documentation reasonably requested by Bank which is customary in the mortgage banking business in order to make each Eligible Mortgage Loan marketable. Upon demand by the Bank, the Borrower shall deliver to the Bank any and all collateral pertaining to each Eligible Mortgage Loan.

2.5. Confirmation. Upon receipt of the documentation called for in subsection 2.3.5. above, Bank will review such documentation for adequacy and accuracy. In the event Bank should not receive all of the documentation required or requested with respect to the Eligible Mortgage Loan(s) within two (2) days of the Closing of the particular Eligible Mortgage Loan, Borrower covenants and agrees to deliver, or cause to be delivered, the missing or necessary documents to the Bank as soon as reasonably practical after receipt of notice of any document deficiency.

2.6. Repayment of Line of Credit. The entire principal amount of each individual Advance under the Line of Credit, and all fees and interest accrued thereon, shall be payable, on the earlier of:

2.6.1 **Forty Five (45) Days** from the Funding Date of the Eligible Mortgage Loan, or

2.6.2. The Purchase Date for the Eligible Mortgage Loan(s), or

2.6.3. The earliest date on which the Eligible Mortgage Loan becomes past due 60 days or more, or

2.6.4. The date the Borrower assigns, sells, transfers, conveys, or commences foreclosure upon the Eligible Mortgage Loan closed or acquired with respect thereto, or

2.6.5. Termination of this Agreement.

Interest on Line of Credit. Borrower agrees to pay interest from the Funding Date until the repayment of such Advance in accordance with Section 2.6., above. The disbursed and unpaid principal balances of the indebtedness secured hereby shall bear interest prior to repayment at a variable rate per annum ("Warehouse Rate") which shall, from day to day, be equal to the lesser of (a) the maximum effective variable contract rate of interest ("Maximum Rate") which Bank may from time to time lawfully charge, or (b) a rate equal to **the Mortgage Note Rate**. However, if **the Mortgage Note Rate** is greater than **Three Percent (3.00%) in excess of One Month Libor**, the Warehouse Rate shall be equal to **Three Percent (3.00%) in excess of One Month Libor**, or if the Mortgage Note Rate is less than **One Percent (1.00%) in excess of One Month Libor**, the Warehouse Rate shall be equal to **One Percent (1.00%) in**

excess of One Month Libor. It is agreed that interest on the Master Promissory Note shall be calculated on the basis of a 365 (366 in Leap year) day year unless calculation on that basis would result in Bank receiving interest at a rate in excess of the maximum rate of interest which Bank is permitted by law to contract for and charge, in which case such indebtedness shall bear interest at such maximum rate. The indebtedness shall also bear interest after maturity (whether by demand, acceleration or otherwise) at the maximum rate of interest which Bank is permitted by law to contract for and charge thereon.

2.8. Bank's Security Interest and Lien.

2.8.1. Grant of Security Interests. The Borrower hereby pledges, assigns, conveys, mortgages, transfers and grants to Bank a security interest in and to the following, and to the extent the documents, instruments or other items evidencing and representing the following have not been delivered to Borrower, Borrower hereby covenants and agrees to deliver such documents, instruments or other items (the "Collateral") to Bank:

2.8.1.1. The Mortgage Note for or with respect to each Eligible Mortgage Loan funded in whole or in part with an Advance under this Line of Credit, and all of the indebtedness evidenced by such Mortgage Notes

2.8.1.2. Any and all contract rights of Borrower under or with respect to each Lock for an Eligible Mortgage Loan, including, but not limited to, the right to collect and retain the proceeds from the sale of any Eligible Mortgage Loan to a Qualified Investor (or any other purchaser should the Qualified Investor fail or refuse to Purchase the Eligible Mortgage Loan), together with any guarantees, security interests, escrows and deposits, if any, securing payments thereof arising from or under the contract and/or the Lock

2.8.1.3. All of its right, title and interest in and to the Mortgages and other instruments securing the payment of the indebtedness evidenced by the Mortgage Notes including, but not limited to, all escrows included thereunder and all servicing rights and proceeds from the sale of servicing rights, (and Borrower hereby subrogates the Bank to its position as lien holder to the end that Bank may, at its election, exercise, if necessary, in Borrower's name, all of the rights of the beneficiary of said Mortgages and other similar security instruments)

2.8.1.4. All proceeds from the sale or transfer of each Eligible Mortgage Loan

2.8.1.5. All deposits of Borrower (whether general or special, time or demand, provisional or final, or individual or joint) maintained with or at Bank or any of its affiliates, custodians or designees

2.8.1.6. All escrows, deposits, and other monies or consideration received by or on behalf of Borrower with respect to each Eligible Mortgage Loan funded, in whole or in part with an Advance under this Line of Credit, including, but not limited to, escrows for insurance, taxes and interest and payments made under the Eligible Mortgage Loan by the Mortgagor

2.8.1.7. All proceeds of any hazard insurance which may arise from damage to or destruction of any property directly or indirectly securing Borrower's indebtedness which may arise under this Agreement

2.8.1.8. Borrower's right, title and interest in and to any private mortgage insurance in effect with respect to such Eligible Mortgage Loans and the proceeds thereof

2.8.1.9. Borrower's right, title and interest in and to any hazard insurance, liability insurance and title insurance pertaining to the residences encompassed by the Eligible Mortgage Loans and proceeds thereof

2.8.1.10. All appraisals, surveys, insurance certificates, termite reports and other loan documents pertaining to the Eligible Mortgage Loans delivered to the Bank.

2.8.1.11. All general intangibles pertaining to the Eligible Mortgage Loans delivered to the Bank

2.8.1.12. All of the Borrower's ledger and account cards, computer tapes, disks and printouts, and books and records of Borrower; and any and all other properties and assets of Borrower of whatever nature, tangible or intangible, wherever located and whether now or hereafter existing relating to the Eligible Mortgage Loans delivered to the Bank

whether now existing or hereafter acquired or created, whether owned beneficially or of record and whether owned individually, jointly or otherwise, together with any and all products and proceeds thereof, all payments and other distributions with respect thereto and any and all renewals, substitutions, modifications and extensions of any and all of the foregoing (the "Collateral"), as security for the full and timely payment and satisfaction of all of the Borrower's obligations hereunder and under the Master Promissory Note, or under any other note or agreement with the Bank, in all cases as and when due. Items released in writing by Bank from time to time from the lien of this Agreement shall no longer be considered Collateral hereunder. But this assignment is made for the purpose of securing an indebtedness of the Borrower to the Bank, and it is a condition hereof that in the event the Borrower should well and fully perform all its duties, both direct and indirect, as obligor under this Agreement and the Master Promissory Note heretofore executed, together with any and all other obligations of Borrower, this assignment shall be void. But in the event of any default by Borrower in any obligation to the Bank or under any other agreement or promissory note, then, and in such event, Bank shall have all rights accorded Borrower under such documents, and Bank may take and receive all payment under the Mortgage Note(s) and other Collateral assigned hereby and any and all proceeds or product thereof, and take any legal action in respect of such Collateral as the Borrower might absent this assignment. This assignment constitutes a pledge and creates and grants and Borrower hereby creates and grants to Bank a security interest, under the terms of the Uniform Commercial Code in the above described Collateral and all remedies afforded by the Uniform Commercial Code for default are hereby granted unto the Bank. Furthermore, the pledge created hereunder may be perfected by the delivery of the Mortgage Notes to a third party as bailee and failure of Bank to have physical possession thereof shall not in such event invalidate this pledge or its perfection, if such bailee is given notice of this assignment.

2.8.2 Collateral Assignments. Notwithstanding the security interest granted by Borrower to Bank in the Collateral, Borrower understands and agrees that should Bank request such in writing, Borrower will execute and deliver to its Closing Agent(s) for subsequent delivery to Bank, a separate Collateral Assignment of Notes, Deeds of Trust/Mortgages and Security Agreement with respect to each Eligible Mortgage Loan to be funded, in whole or in part with an Advance or Advances hereunder. Borrower also will execute and deliver with this Agreement a separate Collateral Assignment of Contract Rights and Security Agreement with respect to each Qualified Investor to which it will sell Eligible Mortgage Loans funded, in whole or in part hereunder, and for each new Qualified Investor with which Borrower contracts hereafter to sell Eligible Mortgage Loans to be funded, in whole or in part hereunder. Notwithstanding the fact that separate instruments will be used, the security interests granted herein shall be in addition to the security interests granted in each such document, and not in substitution or cancellation thereof, so that Bank's security interest in the Collateral shall be construed and expanded to the fullest extent possible.

2.8.3. Collateral Documentation. Borrower covenants and agrees to deliver to Bank such assignments, pledges, deeds, financing statements, consents, bailments, and other instruments, documents and agreements as Bank or its counsel may deem necessary or appropriate to evidence, confirm, effect or perfect any security interest granted or required to be granted under this Agreement, the Master Promissory Note, or any other instrument or agreement as may be acceptable to Bank. Borrower hereby irrevocably authorizes the Bank in its discretion: (i) to file without the signature of the Borrower any and all financing statements, modifications and continuations in respect to the Collateral and the transactions contemplated by this Agreement (ii) to sign any such statement, modification or continuation on behalf of the Borrower if the Bank deems such signature necessary or desirable under applicable law and (iii) to file a carbon, photographic or other reproduction of any financing statement or modification if the Bank deems such filing necessary or desirable under applicable law provided that so long as no Event of Default is then continuing, the Bank shall accord the Borrower an opportunity to review and sign any proposed financing statement or modification (but not continuation), with the Bank exercising its authority hereunder to sign on behalf of the Borrower if the Borrower has not signed within a reasonable period of time (not to exceed 30 days) and provided further that the failure to send any such copy for review or signature shall not affect the validity or enforceability of any such signature and filing by the Bank. The Borrower shall promptly reimburse the Bank for all costs and expenses incurred in connection with the preparation and filing of any such document, including, but not limited to, stamp taxes, recording taxes, privilege taxes, and filing fees. The Bank shall send a copy of any such filing to the Borrower provided, however, that the failure to send that copy shall not affect the validity or enforceability of any such filing. The Bank shall not be liable for any mistake in or failure to file any financing statement, modification or continuation.

2.8.4. Right of Setoff. Borrower acknowledges that in addition to the Collateral which Borrower has pledged to Bank to secure its obligations to the Bank pursuant to this Agreement, and any other borrowings, Bank shall have such other or additional liens and rights as may be available, including, but not limited to, the right of setoff against all of Borrower's right, title and interest in and to the balance of every deposit account of Borrower at Bank, now or at anytime hereafter existing. Bank shall have a right to offset any amounts owed by the Borrower under this Agreement and/or the Master Promissory Note against amounts held in every deposit account of the Borrower at the Bank. Borrower acknowledges and agrees that in addition to such other rights as Bank may have, and not by way of limitation, should Bank in good faith ever deem itself to be insecure at any time in relation to any obligations of Borrower to Bank, whether arising in connection with this Agreement or otherwise, any and all obligations and liabilities of Borrower to Bank shall become due and payable forthwith without notice or demand and Borrower hereby expressly authorizes Bank to apply any balance of deposits and any sums credited by or due from Bank to Borrower in general account or otherwise, to the payment of any and all obligations and liabilities of Borrower to Bank.

2.8.5. Release of Security Interests and Liens. With respect to the Eligible Mortgage Loans that are subject to this Agreement, Bank shall, upon receipt in full of the entire Purchase Price and upon the request of Borrower, execute and promptly deliver to Borrower a security release certification certifying to Borrower that Bank has released its security interest in and to the related Eligible Mortgage Loans and any and all contract rights with respect to the related Lock. Borrower acknowledges and understands, however, that any release under this section is not intended to nor shall it be construed as a release of any security interest Bank may have in the proceeds from the sale of such Eligible Mortgage Loans, or of any other security interests Bank may have pursuant hereto.

3. WARRANTIES, COVENANTS AND REPORTS OF BORROWER

3.1. Warranties and Affirmative Covenants of Borrower. While any obligation hereunder remains unpaid, Borrower represents and warrants to, and covenants with Bank:

3.1.1. Payment of Amounts Due. Borrower will pay the fees, interest and principal on Advances and the debit balance, if any, of Borrower's Loan Account and Master Promissory Note executed pursuant hereto in accordance with the terms hereof and thereof, and will observe, perform and comply with every covenant, term and condition herein and therein expressed or implied on the part of Borrower to be observed, performed or complied with.

3.1.2. Corporate Existence and Business. Borrower is duly organized, qualified and in good standing under the laws of the State of **Maryland** and in those states where it does business, and Borrower will maintain and preserve its corporate existence, rights and franchises in full force and effect.

3.1.3. Authorization. The execution of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action and this Agreement, the Master Promissory Note, and all other documents to be executed by Borrower in connection herewith and therewith are valid and binding obligations of the Borrower enforceable against Borrower in accordance with their respective terms.

3.1.4. Accounts and Reports. Borrower will maintain a standard system of accounting in accordance with generally accepted accounting principles and practices and will furnish to Bank any financial reports or other information requested as normally prepared by the Borrower. At reasonable times Bank may inspect and copy Borrower's books and records which relate to Bank's collateral.

3.1.5. Adverse Changes. Borrower will promptly notify Bank of any material adverse change in its financial condition, of the occurrence of an Event of Default hereunder, or of the filing of any suit or proceeding in which an adverse decision could have a material adverse effect upon it or its business.

3.1.6. Known Defaults. Borrower is not knowingly in default in the performance of any obligations to other financial institutions or to Federal, State or Municipal authorities.

3.1.7. Use of Proceeds. Borrower will not request an Advance under the Line of Credit or otherwise use or attempt to use the proceeds of any such Advance other than to fund the origination or acquisition of the specific Eligible Mortgage Loan for which Borrower requests funding under the Line of Credit. In addition, Borrower will not use or draw a Closing Check for any other purpose but to fund all or some portion of the closing or acquisition of the Eligible Mortgage Loan for which the documents required by Section 2.3.4. have been provided to Bank, and no Closing Check shall be written for an amount which exceeds the Advance Amount.

3.1.8. Qualified Closing Agent. Borrower will employ or engage only those persons or entities as a Closing Agent for any Eligible Mortgage Loan to be funded with an Advance under the Line of Credit as shall not have been disapproved by Bank prior to the date the Eligible Mortgage Loan is scheduled to close. Borrower represents and warrants that as to each Closing Agent who is an attorney, Borrower will have satisfied itself as to the character, standing, integrity, and ability of such Closing Agent and, at a minimum, will have in its possession an insured attorney closing letter or similar certification for the proposed Closing Agent issued by a reputable title company. In no event, however, shall a Closing Agent be an employee, director, officer, shareholder or interest holder of Borrower, or otherwise an affiliate of Borrower.

3.1.9. Standard Documentation. Borrower will use its best efforts to ensure that the Closing Agent uses only such documentation as is acceptable to FHA, VA or FNMA, or that of the Qualified Investor which has issued a Lock to Purchase the Eligible Mortgage Loan. In the event the Closing Agent proposes to use a nonconforming document, Borrower will provide, or cause such Closing Agent to provide, a copy of said documentation to Bank at least ten (10) Business Days prior to the scheduled closing of such Eligible Mortgage Loan. Notwithstanding the provision of such nonconforming documentation to Bank, Borrower represents and warrants that the use of such nonconforming documentation in connection with the Eligible Mortgage Loan will not violate the Lock in respect thereof, will not give the Qualified Investor the right to refuse to Purchase the Eligible Mortgage Loan for the Purchase Price, and will not otherwise adversely affect the marketability of such Eligible Mortgage Loan in the secondary mortgage market.

3.1.10. Possession of Eligible Mortgage Loan Documents. Prior to the time Bank has received payment in full for any Advance to fund a particular Eligible Mortgage Loan, Borrower will not request or accept delivery of the original Mortgage Note, and if any such documents are delivered to Borrower in error or otherwise, Borrower will immediately notify Bank of such event by telephone and cause such documents to be delivered as soon as practical to Bank.

3.1.11. Net Worth, Liquidity, and Debt-to-Equity.

3.1.11.1 Borrower's Tangible Net Worth will at all times remain above **$250,000.00**.

3.1.11.2 Combined Net Worth shall at all times meet or exceed 5% of Borrower's total liabilities.

3.1.11.3 Combined Net Worth shall at all times meet or exceed **$2,226,508.00**.

3.1.11.4 Borrower's Liquidity when combined with the Liquidity of all guarantors shall at all times meet or exceed 5% of the Maximum Line amount.

3.2. Borrower's Covenants with Respect to All Mortgages. Borrower covenants with respect to each Eligible Mortgage Loan to be funded hereunder that as of the closing of each such Eligible Mortgage Loan:

3.2.1. Title Insurance. Such Eligible Mortgage Loan will have the form of title insurance or title opinion required by FHA, VA, FNMA, GNMA, FHLMC, or the Qualified Investor's requirements, whichever is applicable.

3.2.2. Mortgages Will Comply With Locks. Such Eligible Mortgage Loan will conform in all material respects with all requirements of the Lock to Purchase it, and with customary standards and requirements for purchase and sale by investors in the secondary market.

3.2.3. Validity and Enforceability. To the best of Borrower's knowledge, each deed of trust note or mortgage note, promissory note or bond, deed of trust, mortgage and similar instrument included in each Eligible Mortgage Loan shall have been executed by a person legally competent to execute such papers and shall be a legally valid and enforceable obligation of said person. In addition each mortgage note, promissory note or similar instrument will be a negotiable instrument under the laws of the state having jurisdiction over such note and the negotiability thereof, and the endorsement of such note or instrument by Borrower, whether such endorsement appears on the body of the note or is accomplished by use of an allonge, is an effective endorsement of the note which does not and will not adversely affect the negotiability of such note or instrument.

3.2.4. Maintain Records of Eligible Mortgage Loans. Borrower will maintain complete and accurate records and books of account covering all collections, payments on and other proceeds of each Eligible Mortgage Loan, and all payments from Qualified Investors with respect to any such loans. Borrower will permit Bank to inspect all the records and books and supporting data and to make copies and extracts therefrom at its place of business during ordinary business hours and upon request of Bank will furnish to Bank any information with respect to any Eligible Mortgage Loan.

3.2.5. Maintain Security Interest of Bank. Borrower will furnish to Bank such documents as Bank may at any time deem necessary or desirable to perfect and maintain in perfected status Bank's security interest in the Collateral hereunder, to enable Bank to enforce any Eligible Mortgage Loan or Lock, or to enable Bank to make direct sales and transmittals of Eligible Mortgage Loans to Qualified Investors, and have the proceeds of such sales remitted directly to Bank.

3.2.6. Fidelity Bond. Borrower will maintain fidelity bond coverage in an amount at least equal to $300,000 per incident with a maximum $15,000 deductible, and an errors and omissions insurance policy in an amount at least equal to $300,000 per incident with a maximum of $15,000 deductible, in form and coverage and with a company satisfactory to Bank with respect to all officers, directors, agents, employees of Borrower. Borrower agrees to name Bank as direct loss payee with respect to both policies and/or coverages. Borrower agrees to provide satisfactory evidence of in-force policies upon request, including irrevocable designation of loss payee.

3.2.7. Cooperate with Bank. Borrower will cooperate at all times through its officers, agents, employees and directors with all officers, agents, employees, attorneys, audit representatives, and accountants of the Bank with respect to this Agreement and all actions contemplated or permitted hereunder.

3.2.8. Deliver Collateral. If at any time the value of the Collateral, as determined by Bank with reference to objective secondary market criteria such as, for example, the FHLMC posted rate, securing the obligations of Borrower hereunder, shall be less than the amount Advanced on such Eligible Mortgage Loan, Borrower shall, upon demand of Bank, deliver to Bank additional collateral or other Eligible Mortgage Loan documentation or related papers as may be deemed necessary by Bank to meet said requirements and secure the obligation of Borrower hereunder.

3.2.9. Notice of Cancellation. If any Lock which is part of the Collateral pledged to Bank is canceled, or should a Qualified Investor threaten to cancel any such Lock, Borrower will immediately notify Bank of such cancellation or threat in writing.

3.3. Negative Covenants of Borrower. Without the prior written consent of the Bank, which consent shall not be unreasonably withheld, and while any obligation hereunder remains unpaid

3.3.1. Merger, Consolidation, Sale of Assets. Borrower will not enter into any merger, consolidation, share exchange or similar transaction or, except in the ordinary course of business, sell or transfer all or a substantial part of its assets or earning power.

3.3.2. Change of Management. Borrower will not change its management or substantially change its ownership.

3.3.3. Prepayment of Eligible Mortgage Loans. Borrower will not permit any Mortgagor to prepay any installment of principal and interest on any Eligible Mortgage Loan, unless such prepayments is remitted directly to Bank to reduce Borrower's indebtedness arising under this Agreement.

3.4. Reports to be Furnished by Borrower. While any obligation hereunder remains unpaid, Borrower agrees to provide Bank with the following reports and information on the following time basis:

3.4.1. To be provided annually, within 90 days of the fiscal year end of Borrower:

- Audited financial statements of Borrower prepared in accordance with GAAP.

3.4.2. To be provided quarterly, within 45 days of the end of Borrower's fiscal quarter:

- Unaudited financial statements of Borrower, prepared in accordance with GAAP.

4. LOCKS

Borrower agrees to have a Lock in its possession related to each Eligible Prime Mortgage Loan to be originated or acquired hereunder, and to comply with all Qualified Investor requirements in order to maintain each such Lock in full force until the Purchase Date.

4.1. Compliance with Locks. Prior to funding any Advance requested under the Line of Credit, Bank may require (i) evidence of a Lock with respect to the Eligible Mortgage Loan to be funded by such Advance, and (ii) that it be satisfied that Borrower can meet the requirements of each such Lock, and (iii) that notice has been given to the Closing Agent of Bank's security interest in the Collateral, and (iv) that the Eligible Mortgage Loans can be and will be assigned to Qualified Investors directly by Bank, and (v) that Bank will be entitled and able receive the Purchase Price therefor under each Lock.

4.2. Sale of Eligible Mortgage Loans. With respect to each Eligible Mortgage Loan, Borrower agrees that:

4.2.1. It will cooperate with Bank to ensure that the Eligible Mortgage Loan is sold to the applicable or appropriate Qualified Investor within the time provided in the Lock unless extended by mutual agreement of which Bank is a party.

4.2.2. Bank shall have the right to deliver all Eligible Mortgage Loans sold to Qualified Investors and to receive the proceeds from the sale thereof, and Borrower shall provide all papers, documents and instruments not in the possession of Bank required by the Lock, and will take all acts necessary to comply with the requirements of Qualified Investor within the relevant time period.

4.2.3. If an Eligible Mortgage Loan is not sold within the applicable time limits provided in paragraphs 1 or 2 above, the Borrower shall immediately reduce its indebtedness under this Agreement by the amount of the Advance to fund the closing of the Eligible Mortgage Loan affected, with applicable interest thereon, unless Bank, in its sole and absolute discretion, should determine to allow otherwise or to, for example, enter into a "workout" situation with Borrower with respect to such Eligible Mortgage Loan or Loans.

5. RESERVED

6. EVENTS OF DEFAULT: REMEDIES

6.1. Events of Default. Upon the occurrence of any of the following events, all of the Borrower's liabilities hereunder and under the Master Promissory Note shall, without further notice, at the sole option of the Bank, become immediately due without demand for payment thereof: (a) the failure of any obligor (which term shall include the Borrower, together with all endorsers, sureties and guarantors of the note) to perform any agreement hereunder or related to the loan evidenced by the Note (b) the filing of any action for the appointment of a receiver for, the making of a general assignment for the benefit of creditors by, or any other act of insolvency of any obligor, however expressed or indicated (c) the entry of a materially adverse judgment against any obligor (d) the filing of any materially adverse lien against any property of any obligor (e) the taking of possession of any substantial part of the property of any obligor at the instance of any governmental authority (f) the dissolution, merger, consolidation or reorganization or change in control of any obligor (g) the reasonable determination by the Bank that a material adverse change has occurred in the financial condition of any obligor (h) the assignment by the undersigned of any equity or other right in any of the Collateral to any person or entity other than Bank without the prior written consent of Bank (i) the Bank deeming itself to be insecure or (j) the failure to make any payment or any other default on any other indebtedness owing by the undersigned to Bank.

6.2. Bank's Rights and Remedies Upon Default. Upon the occurrence of an Event of Default or upon default in any payment of principal or interest when due or at the time or on the terms provided in any instrument evidencing or related to any indebtedness of Borrower arising hereunder or in connection herewith, the indebtedness arising hereunder shall, at the absolute option of Bank, become immediately due and payable, or upon the non-performance by Borrower or any secondarily liable party of any of the agreements or covenants contained herein or in any of the papers related to the indebtedness arising hereunder or in connection herewith, or in case of any depreciation in the value of said Collateral below the market value agreed upon, the said indebtedness shall at the absolute option of the Bank become immediately due and payable, and in any such event Bank shall have full power and authority at any time or times thereafter to exercise all or any one or more of the remedies and shall have all of the rights of a secured party under the Uniform Commercial Code of Tennessee (Code), and is hereby authorized immediately to sell the whole or any part of the Collateral for the indebtedness evidenced hereby and by the Master Promissory Note, or any substitute therefore or additions thereto, at any brokers' board or at public or private sale, at the sole option of Bank, without notice of the amounts due or claimed to be due, without demand for payment, without advertisement and without notice of sale, each and all of which is hereby expressly waived, except such notice as is required under said Code and to apply the net proceeds of such sale after deduction of all expenses for collection, sale or delivery, including, but not limited to, attorneys fees and expenses, to the payment of the indebtedness to Bank specifically secured hereby, returning the surplus, if any, to Borrower unless other disposition thereof is required by said Code. Upon any sale by virtue hereof, Bank may purchase, unless otherwise prohibited by said Code, the whole or any part of the aforesaid Collateral discharged from any statutory right of redemption, equity or redemption, exemption from execution, or similar rights all of which are hereby expressly waived and released. Any requirement of said Code for reasonable notice shall be met, if such notice is mailed, postage prepaid, to Borrower at the address of Borrower as shown on the records of Bank at least five (5) days prior to the time of the sale, disposition or other event or thing giving rise to the requirement of notice.

6.3. Deposits, Set-off, Etc. It is further agreed that any moneys or other property at any time in the possession of Bank belonging to Borrower, and any deposits, balance of deposits or other sums at any time credited by or due from Bank to Borrower, may at all times, at the option of Bank, be held and treated as collateral security for the payment of liability of Borrower to Bank as provided hereunder and under the terms of the Master Promissory Note, and Bank may, at its sole option and at any time or from time to time after default, set off the amount due or to become due hereon against any claim of Borrower against Bank. To effect these rights Borrower agrees, upon request by Bank, immediately to endorse, sign and execute all necessary instruments as Bank may request.

6.4. Exercise of Rights and Remedies. No delay or omission to exercise any right, remedy or power shall impair the right, remedy or power nor shall be construed to be a waiver of any Event of Default or an acquiescence therein. No waiver of any Event of Default shall extend to any subsequent Event of Default.

7. POWER OF ATTORNEY

Borrower shall execute a power of attorney substantially in the form attached as Exhibit D.

8. TERMINATION

This Agreement shall terminate on the Termination Date, unless terminated earlier due to a breach by Borrower provided, however, the indebtedness arising under this Agreement shall mature as provided in Section 2.6. hereof. Termination of this Agreement shall not affect the rights, liabilities, and obligations of the parties with respect to Eligible Mortgage Loans funded prior to or after termination, or with respect to any security therefore. At the termination, Borrower shall pay to Bank in full all obligations which may have arisen under this Agreement, specifically including the payment of the debit balance of the Loan Account and the Master Promissory Note.

9. INDEMNITY

Borrower shall indemnify Bank and hold Bank harmless against each and every cost, loss, or expense, including court costs and attorney's fees, arising from any failure of Borrower to comply with any governmental or regulatory requirements in connection with any Eligible Mortgage Loan.

10. MISCELLANEOUS

10.1. Place of Payment of Obligations. All sums payable to Bank hereunder shall be paid in Memphis, Tennessee, at Bank's principal banking office, the address of which is set forth above, or such other place as Bank may designate.

10.2. Notices. All notices, requests, consents and demands shall be in writing and shall be mailed by certified or registered mail, return receipt requested, postage prepaid, to the addresses of Borrower and Bank, respectively, at the addresses above set out.

10.3. Survival of Agreements. All covenants, agreements, representations and warranties made herein shall survive the termination of this Agreement with respect to all Eligible Mortgage Loans made hereunder prior to such termination, until payment in full of Borrower's obligations hereunder and under the Master Promissory Note. All statements contained in any certificate or other instrument delivered by Borrower hereunder shall be deemed to constitute representations and warranties made by Borrower.

10.4. Parties in Interest. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto.

10.5. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof.

10.6. Governing Law. This Agreement shall be deemed a contract made under the laws of Tennessee, and shall be construed and enforced in accordance with and governed by the laws of Tennessee, except with respect to the rate of interest on the Master Promissory Note or Loan Account, which shall be governed by applicable provisions of federal law.

10.7. Counterparts. This Agreement may be executed simultaneously in several counterparts, all of which together shall constitute one and the same instrument.

10.8. Expenses of Enforcement. Borrower agrees to pay all reasonable attorneys' fees, expenses and other costs and charges incurred in the execution of the transaction described herein, including, but not limited to, the documentation thereof, the collection of any indebtedness arising under this Agreement, the enforcement of the Bank's rights hereunder, the protection and preservation of any Collateral securing any indebtedness hereunder, the perfection of any security interest or lien contemplated hereby, and maintaining the perfected status of the same. Borrower's Loan Account may be debited by the amount of such expenses the payment of which shall be secured in the same manner as loans made hereunder.

IN WITNESS WHEREOF, the parties, through their authorized officers have executed this Agreement effective as of the date set out above on this _____ day of _________________, 20 ______.

First Tennessee Bank

By: ________________________

Its: Vice President

Bay Capital Corporation

By: /s/Stewart D. Sachs

Its: ________________________

Guarantors:

____

Stewart D. Sachs

____

Nadine Sachs

____

Benjamin M. Lyons

____

Sherry A. Lyons

EXHIBIT A

ADVANCE REQUEST and

SUPPLEMENTAL CLOSING INSTRUCTIONS

Bay Capital Corporation

I. ADVANCE REQUEST

A. Borrower & Property Address

Last Name ____ First Initial

Address ____

City ____ ST ____ Zip

B. Mortgage Loan description: **Loan Number:** ____

Loan Type: FHA/VA | Jumbo | Conventional Conforming | Conventional Non-Conforming

Amt of Note: $____

Date of Note: ____

Interest Rate: ____

Pymt. Term (Months) ____

Investor: ____

For Conventional Non-Conforming Only:

Lien Position: 1st 2nd

FICO Score: ____

Loan to Value Ratio: ____

Debt Ratios: ____ / ____

Cashier's Check To Be Payable EXACTLY As Follows: ____

Title Insurer: ____

The undersigned authorized representative of Bay Capital Corporation ("Mortgage Company") hereby requests an advance under that certain Mortgage Warehouse Loan and Security Agreement (the "Agreement"), between Mortgage Company and First Tennessee Bank, Memphis, Tennessee (the "Bank") and hereby certifies each of the following: 1) all of the information set forth above is true and correct, and 2) the property which will be used to secure the above Mortgage Loan is one-to-four family residential real property ready for immediate occupancy, and 3) the mortgage loan is an Eligible Mortgage Loan as that term is defined within the Agreement. Pursuant to the Agreement, the undersigned authorized representative hereby 1) pledges, assigns, transfers and grants to Bank a security interest in the Mortgage Loan described above and all related Collateral as defined in the Agreement to secure the indebtedness and obligations of the Mortgage Company to the Bank, and 2) agrees to hold all documents related to the Mortgage Loan funded hereby in trust for and on behalf of Bank until delivered to Bank in accordance with the Agreement, and 3) hereby certifies that it has in its possession an insured closing letter pertaining to the closing agent used to close this Mortgage Loan, and 4) the closing agent is not in any way affiliated with either the Mortgage Company or the borrower.

Bay Capital Corporation

By:____

Authorized Representative

MORTGAGE COMPANY'S SUPPLEMENTAL CLOSING INSTRUCTIONS

In addition to all other loan closing instructions, and superceding any instructions to the contrary, Bay Capital Corporation hereby instructs the closing agent (whether attorney or title company) as follows:

1. As Closing Agent in this transaction, you are hereby expressly authorized by Bay Capital Corporation to close the loan described in Section I.A., above, (the "Mortgage Loan") as its agent in the loan closing. However, if you do not agree to follow these Supplemental Closing Instructions or will not sign this document, you are not authorized to close the Mortgage Loan nor to accept the proceeds from the Mortgage Loan.
2. Please be aware that First Tennessee Bank (the "Bank"), as warehouse lender in this transaction, will have a first priority security interest in the Mortgage Loan to be closed herewith. On behalf of the Bank, Bay Capital Corporation hereby instructs you to hold the note evidencing the Mortgage Loan for the benefit of the Bank, and to transmit same to the delivery address indicated below, and to no other address except pursuant to written instructions delivered to you by Bank.
3. After consummation of the loan closing, please sign this document indicating that the loan described in 1.A. has been closed and that all loan closing instructions have been followed.
4. Within 1 business day after settlement, please sign below and deliver this document, AND the original note evidencing the Mortgage Loan, AND such other documents as the Mortgage Company may direct you to deliver to the address indicated below.
5. Submit the mortgage or deed of trust to the proper recording agent for recording, thereby creating a valid lien on the property described in Section 1.A., above, subject only to those encumbrances shown in Schedule B of the title insurance binder.
6. The documents described in paragraph 4 above must be sent via overnight courier as soon as reasonably practical after disbursement of the Mortgage Loan but in no event later than the first business day after the loan is disbursed. If for any reason you should be unable to provide these documents by the second business day after the date the loan is closed, or should you identify any problems with any of the documents, you should then immediately contact the Bank's Vice President of Mortgage Warehouse Lending at (888) 297-0222 and inform such person of the delay, reasons therefor or problems identified.

Bank's Address: First Tennessee Bank
Mortgage Warehouse Lending
7640 Poplar, Suite 210
Germantown, TN 38138

Mortgage Co.'s Address: Bay Capital Corporation
In Trust For First Tennessee Bank
10811 Red Run Blvd., Suite 200
Ownings Mills, MD. 21117

CLOSING ATTORNEY OR TITLE COMPANY SIGNATURE

Receipt of these Supplemental Closing Instructions is hereby acknowledged.

Closing Attorney (if any) By ____ Title Company (if any) By ____

EXHIBIT B
MASTER PROMISSORY NOTE

$10,000,000.00 | **May 2, 2003**
Memphis, Tennessee

FOR VALUE RECEIVED, the undersigned ("Borrower")(jointly and severally if more than one) promises to pay to the order of First Tennessee Bank, Memphis, Tennessee ("Bank"), or to the order of any subsequent holder hereof, in lawful money of the United States of America, the principal sum of the aggregate unpaid principal amount of all advances pursuant to that certain Mortgage Warehouse Loan Agreement of even date herewith ("Agreement") between the undersigned and the Bank, together with interest thereon at the rate hereinafter specified from the Funding Date of each advance. The maximum aggregate unpaid principal amount of all advances pursuant to the Agreement shall be **$10,000,000.00** unless the Bank, in its sole discretion, honors Borrower requests for aggregate advances in excess of **$10,000,000.00**.

Capitalized terms not defined herein shall have the meaning defined within the Agreement.

Subject to the limitations hereinafter set forth, the disbursed and unpaid principal balances of the indebtedness evidenced hereby shall bear interest prior to repayment at a variable rate per annum ("Warehouse Rate") which shall, from day to day, be equal to the lesser of (a) the maximum effective variable contract rate of interest ("Maximum Rate") which Bank may from time to time lawfully charge, or (b) a rate equal to **the Mortgage Note Rate**. However, if **the Mortgage Note Rate** is greater than **Three Percent (3.00%) in excess of One Month Libor**, the Warehouse Rate shall be equal to **Three Percent (3.00%) in excess of One Month Libor**, or if the Mortgage Note Rate is less than **One Percent (1.00%) in excess of One Month Libor**, the Warehouse Rate shall be equal to **One Percent (1.00%) in excess of One Month Libor**. It is agreed that interest shall be calculated on the basis of a 365 (366 in Leap year) day year unless calculation on that basis would result in Bank receiving interest at a rate in excess of the maximum rate of interest which Bank is permitted by law to contract for and charge, in which case such indebtedness shall bear interest at such maximum rate. The indebtedness shall also bear interest after maturity (whether by demand, acceleration or otherwise) at the maximum rate of interest which Bank is permitted by law to contract for and charge thereon.

Principal and interest as computed above shall be payable in the following manner:

As to Principal and accrued interest, each advance hereunder, and interest accrued thereon shall be payable on the earlier of:

(i) **Forty Five (45) Days** from the Advance Date of the Eligible Mortgage Loan,

(ii) On the date of funding of the Purchase Price by any Qualified Investor for the Purchase of an Eligible Mortgage Loan which was funded by the advance, or

(iii) Termination of this Note.

Maturity. Notwithstanding the foregoing, the entire outstanding principal balance hereunder together with all accrued but unpaid interest shall be due and payable in full on **November 30, 2003.**

The Bank may, in its sole discretion, honor one or more advances requested hereunder by the Borrower after maturity, and any such advance shall be considered an extension of credit hereunder and governed by the terms of the Agreement. Any such advance shall be immediately due and payaple.

Any unpaid principal and interest accrued thereon shall also bear interest, from the date of maturity as set forth above, (whether by demand, acceleration or otherwise) until the unpaid advance is fully satisfied, at the maximum rate of interest which Bank is permitted by law to contract for and charge on the date hereof or such maximum rate so permitted on the maturity date hereof, whichever is greater.

The Base Rate is one of several interest rate indices employed by the Bank. The undersigned acknowledges that the Bank has made, and may hereafter make, loans bearing interest at rates which are higher or lower than the Base Rate.

Any renewal or extension of the debt evidenced hereby shall bear interest at the rate of interest set by Bank at that time, not to exceed the maximum rate which Bank is permitted by law to contract for and charge either on the date hereof or on the date of such renewal or extension, whichever is greater.

All installments, prepayments and payments of principal and interest shall be applied first to fees, then to interest, and the balance to principal due hereunder and are payable at Bank, 165 Madison, Memphis, Tennessee 38103, or such other place or places as the holder hereof may from time to time designate in writing, in lawful money of the United States of America which shall be legal tender in payment of all debts and dues, public and private, at the time of payment. This note and the indebtedness evidenced hereby are secured by an assignment of all mortgages and deeds of trust together with an endorsement of all notes evidencing Eligible Mortgage Loans under the Agreement, Commitments from Qualified Investors to Purchase the Eligible Mortgage Loans, the proceeds of such Eligible Mortgage Loans, and any accounts maintained by Borrower at Bank.

The undersigned hereby agree(s) to pay all reasonable expenses directly related to the loan evidenced hereby incurred or to be incurred in its making, servicing or collection, including without limitation reasonable attorney's fees. The undersigned further agree to pay to Bank upon demand all reasonable charges for services rendered or to be rendered, and reasonable expenses incurred or to be incurred, to or on behalf of the undersigned in connection with borrowing evidenced hereby including, but not limited to, fees of any Custodian, provided that charges for such services rendered by officers or employees of the Bank shall be limited to those rendered directly for the inspecting and verification of collateral prior to the loan being made, servicing and verifying the collateral securing said loan, and the collection of said loan.

It is contemplated that the original principal sum evidenced hereby shall be reduced from time to time, and that additional loans and advances may be made in the future, which additional loans and/or advances shall be evidenced by this Note and subject to its terms and conditions.

Upon the happening of any of the following events, all of the aforesaid liabilities shall, without notice except as provided under the terms of the Agreement, at the option of the Bank, become immediately due without demand for payment thereof: (a) the failure of any Obligor (which term shall include the undersigned makers, together with all endorsers, sureties and guarantors of this Note) to perform any agreement hereunder or related to the loan evidenced hereby (b) the filing of any action for the appointment of a receiver for, the making of a general assignment for the benefit of creditors by, or any other act of insolvency of any Obligor, however expressed or indicated (c) the entry of a materially adverse judgment against any Obligor (d) the filing of any materially adverse lien against any property of any obligor (e) the taking of possession of any substantial part of the property of any Obligor at the instance of any governmental authority (f) the dissolution, merger, consolidation or reorganization of change in control of any Obligor (g) the reasonable determination by the Bank that a material adverse change has occurred in the financial condition of any Obligor (h) the assignment by the undersigned of any equity or other right in any of the collateral without the written consent of the Bank (i) the Bank deeming itself to be insecure or (j) the occurrence of any event of default under the Agreement or the failure to make any payment or any other default on any other indebtedness owing by the undersigned to Bank.

The undersigned shall have the privilege, at any time and from time to time, of prepaying, in whole or in part, the then outstanding principal balance hereunder, together with accrued interest thereon, without penalty or premium.

If this Note is placed in the hands of an attorney for collection, by suit or otherwise, or to enforce its collection, or to protect the security for its payments, the undersigned will pay all reasonable costs of collection and litigation, together with a reasonable attorney's fee.

The makers, endorsers, sureties and guarantors hereof waive presentment, demand, protest and notice or protest of demand and of dishonor and nonpayment and expressly agree that this Note, or any payment or installment hereunder, may be extended, modified or renewed from time to time, in whole or in part, without limit as to the number of such extensions or modifications or the period or periods thereof and without notice to them and without in any way affecting their liability, and further expressly agree that any present or future security for the indebtedness evidenced hereby or for any indebtedness due by the undersigned to the holder hereof may be released or, after default, liquidated from time to time, in whole or in part, without notice to them and without in any way affecting their liability.

No delay on the part of the holder hereof in exercising any right shall operate as a waiver of any such right.

This document and associated documents will be governed by and construed in accordance with the laws of the State of Tennessee, except with respect to interest which shall be governed by applicable provisions of federal law.

EXHIBIT ONLY

By: **EXHIBIT ONLY**

Its: **EXHIBIT ONLY**

EXHIBIT C

BAILEE LETTER

Loan Name ______________
Loan Amount ______________

Dear Investor:

The mortgage notes and other documents enclosed herewith ("the Collateral") have been assigned and pledged to First Tennessee Bank of Memphis, TN. (the "Bank") to secure payment of all sums owing the Bank by **Bay Capital Corporation** ("Borrower") arising under that certain Mortgage Warehouse Loan and Security Agreement dated May 2, 2003, and certain related security agreements.

The Mortgage Note(s), and all other documents relating thereto, whether now or hereafter delivered to you, are to be held by you as a bailee in possession on behalf of and for the benefit of the Bank, for the purpose of perfecting the security interest of the Bank in such Mortgage Note(s), and subject to the Bank's direction and control. It is our mutual understanding that the Mortgage Note(s) constitute collateral securing the obligations of the Borrower to the Bank and that all proceeds thereof should be promptly paid to the Bank for application to such obligation. The Mortgage Note(s) held by you hereunder for any period shall at all times be segregated from other property owned or held by you.

In addition to the foregoing, (1) if the Mortgage Note(s) is/are accepted for purchase by you, the applicable proceeds of such purchase are, within twenty-one (21) calendar days after the date of delivery of this letter, to be wire transferred using the following

WIRE TRANSFER INSTRUCTIONS:

First Tennessee Bank / Memphis, Tennessee
ABA #084000026
For Credit to: FTB Warehouse Clearing Account
Account #100108253
For Final Credit to: BRKR00130 / Bay Capital Corporation
REF: {*Loan(s) being purchased by you*}

to the Bank in immediately available funds at the Bank for credit to the account of the Borrower, and (2) any Mortgage Note which is not accepted for purchase by you should be returned via overnight delivery, within twenty-one (21) days after the date of delivery of this letter, to:

FIRST TENNESSEE BANK
ATTN: MORTGAGE WAREHOUSE LENDING
7640 POPLAR AVE. SUITE 210
GERMANTOWN, TENNESSEE 38138

along with all other documents relating to such Mortgage Note(s), unless otherwise directed by the Bank. **In no event should the Mortgage Note(s) be delivered to any party other than the Bank, or otherwise dealt with by you, without the prior written consent of the Bank.** The Mortgage Note(s) and related documents have not been assigned or transferred by the Bank to any other party. The Bank's security interest in the Mortgage Note(s) shall be deemed to have been released only upon the receipt by the Bank of the full amount of cash proceeds from the purchase of such Mortgage Note(s). The Bank's security interest in the Mortgage Note(s) shall then terminate and be canceled without further action upon Bank's receipt of said proceeds. You are not to honor any requests or instructions from the Borrower relating to any Mortgage Note(s), or any other documents relating thereto, unless you have received the prior written consent of the Bank to such new or variant instructions, or until the Bank has received the applicable proceeds from the sale of such Mortgage Note(s). If you have any questions, please address your inquiries to the Bank's Vice President of Mortgage Warehouse Lending, whose phone number is (888) 297-0222.

If the terms hereof are acceptable to you, please have an authorized officer of your institution execute the enclosed copy of this letter in the space provided below and promptly return such copy to the Bank at the above address.

Thank you for your cooperation with this matter.

FIRST TENNESSEE BANK
By: ______________________________

INVESTOR ACCEPTANCE:
ALL TERMS ACKNOWLEDGED, AGREED AND ACCEPTED THIS DATE:
By: ______________________________
Title: ______________________________

EXHIBIT D

POWER OF ATTORNEY

Bay Capital Corporation hereby irrevocably appoints Bank's Vice President of Mortgage Warehouse Lending, Robert A. Garrett, as its attorney-in-fact with full power of substitution for, and on behalf of it, and in its name, to endorse or to cancel the endorsement of any Mortgage Notes, checks, instruments or other papers, including but not limited to depositing and withdrawing funds from depository account number **102264776** maintained at First Tennessee Bank, Memphis, TN; to complete, execute, deliver and record any assignment, mortgage, financing statement or other instrument; to take all necessary and appropriate action its name with respect to any Mortgage Loans and any commitments for resale of the Mortgage Loan and the servicing of any Mortgages transferred to Bank pursuant to the Mortgage Warehouse and Security Agreement executed **May 2, 2003** including but not limited to selling the Mortgage Loans to an investor, to commence, prosecute, settle, discontinue, defend or otherwise dispose of any claim relating to any Mortgage Note, commitment, Mortgage, and Loan, or any collateral hereunder and to sign Mortgage Company's name wherever appropriate to any power granted by the Mortgage Warehouse and Security Agreement executed **May 2, 2003**. Any such use of this power need only be executed by one of the above named individuals.

By: EXHIBIT ONLY

Its: EXHIBIT ONLY

STATE OF ________________

COUNTY OF ________________

Personally appeared before me, the undersigned authority in and for the said county and state, on this _____ day of ______________, 200___, within my jurisdiction, the within named ________________________, who acknowledged that (he)(she) is ________________________ of **Bay Capital Corporation,** a **Maryland Corporation**, and that for and on behalf of the said **Corporation**, and as its act and deed (he)(she) executed the above and foregoing instrument, after first having been duly authorized by said **Corporation** so to do.

My Commission Expires: ________________________

____
NOTARY PUBLIC

EXHIBIT E

QUALIFIED INVESTORS

(To be provided by Borrower
and subject to Bank's approval.)

EXHIBIT F
Commitment Letter

Thursday, May 01, 2003

Ben Lyons
Bay Capital Corporation
10811 Red Run Blvd., Suite 200
Ownings Mills, MD. 21117

Re: Warehouse Facility Commitment Terms

Dear Mr.Lyons,

First Tennessee Bank ("Bank") is pleased to make a warehouse line of credit available to Bay Capital Corporation ("Borrower") based upon the following terms and in accordance with terms and conditions stated within the Mortgage Warehouse Loan and Security Agreement ("Agreement") pertaining to this facility. All terms contained within this letter ("Commitment Letter") shall be binding and shall be considered to be part of the Agreement upon mutual acceptance by all parties. This loan commitment shall expire 30 days from the date of this letter unless accepted and executed prior to that date. This commitment replaces all prior warehouse facility commitments made to Bay Capital Corporation by the Bank and is not in addition to any such prior commitments.

The terms of this commitment are as follows:

Total Maximum Line Amount:	$10,000,000.00
Committed Line:	$10,000,000.00
Uncommitted Line:	$0.00
Purpose:	To fund Borrower's origination of single family residential mortgage loans which meet all eligible collateral criteria, as may be amended by Bank from time to time.
Interest Rate:	Equal to the Mortgage Note Rate, but no less than the Rate Floor, and no more than the Rate Cap.
Rate Floor:	Bank Base Rate minus 3.00%
Rate Cap:	Bank Base Rate plus 2.00%
Fees:	$50.00 per advance under the line. Each mortgage loan must be funded with a separate advance made payable to a title company or insured closing attorney. Fee may include spot flood certification.
Advance rate:	The lesser of: 1. 100% of the net funding amount on the HUD-1, or 2. The unpaid principal balance of the mortgage loan being originated. 3. 99% of the Market Value of the mortgage loan being funded.
Maximum Dwell:	Forty Five (45) Days
Maximum Wet Period:	3 business days
Commitment Expiration:	November 30, 2003
Eligible Collateral:	See Exhibit G of the Mortgage Warehouse Loan and Security

	Agreement.
Maximum Loan Size:	Loans in excess of $500,000.00 must be approved by Bank prior to funding.
Guarantor(s):	Stewart D. Sachs and Nadine Sachs AND Benjamin M. Lyons and Sherry A. Lyons, each individual residents of the State of Maryland, each individually, jointly and several
Financial Covenants:	1. $250,000.00 minimum net worth in Borrower at all times, 2. Borrower and Guarantor(s) agree to maintain a minimum combined net worth of $2,226,508.00 as described within the Agreement, 3. Combined net worth of Borrower and Guarantor(s) to meet or exceed 5% of Borrower's outstanding liabilities at all times. 4. Borrower's Liquidity when combined with the Liquidity of all guarantors shall at all times meet or exceed 5% of the Maximum Line amount.
Other Covenants:	1. Borrower agrees to maintain fidelity and E&O coverage in force in an amount equal to at least $300,000 per incident, with a maximum deductible of $15,000. 2. Borrower agrees to provide Bank audited financial statements prepared in accordance with GAAP annually, 3. Borrower agrees to provide Bank unaudited financial statements prepared in accordance with GAAP quarterly, 4. Borrower agrees to provide Bank guarantors' unaudited personal financial statements on the Bank's then-current form annually, 5. Borrower agrees not to use or attempt to use this warehouse facility to repurchase any mortgage loan, 6. Various other covenants, representations, and warranties as listed in the Mortgage Warehouse Loan and Security Agreement.

Please indicate your acceptance of these terms by executing below.
If you have any questions or I may be of assistance in any way, please call.

Sincerely

Robert A. Garrett
Vice President – Warehouse Lending

Agreed to and accepted this ______ day of ____________________, _____.

Bay Capital Corporation
By: ______________________________

Its: ______________________________

EXHIBIT G

ELIGIBLE MORTGAGE LOAN CRITERIA

Subject to change from time to time at the Bank's sole discretion, the following loans will be considered eligible for warehousing under each Mortgage Warehouse Loan and Security Agreement:

To be warehoused, each loan must:

A. be secured by one-to-four family residential real property, AND

B. be ready for immediate occupancy, AND

C. be located within one of the 48 contiguous United States, AND

D. be no more than 30 days old on the Advance Date.

1. Loans which conform to FHA, VA, FNMA, or FHLMC guidelines and certain other loans covered by private mortgage insurance may always be warehoused, subject to each warehouse line's maximum line of credit.
2. Conventional Non-conforming loans may also be warehoused, subject to each warehouse line's maximum line of credit and subject to the following:

   A. No more than 5% of a warehouse line may be used to warehouse loans graded 5; AND

   B. No more than 15% of a warehouse line may be used to warehouse the combined total of all loans graded 4 or 5; AND

   C. No more than 35% of a warehouse line may be used to warehouse the combined total of all loans graded 3, 4 or 5; AND

   D. No more than 85% of a warehouse line may be used to warehouse the combined total of all loans graded 2, 3, 4 or 5; AND

   E. Up to 100% of a warehouse line may be used to warehouse the combined total of all loans graded 1, 2, 3, 4 or 5.

   F. Loans which fall below the minimum grade 5 FICO criterion or which fall above the maximum grade 5 CLTV criterion may not be warehoused.
3. All loans warehoused will be graded by the Bank in accordance with the following "Table of Mortgage Loan Grades" (Table on next page):

TABLE OF MORTGAGE LOAN GRADES

Combined Loan to Value Ratio

FICO Credit Score	100% or Less	95% or Less	90% or Less	85% or Less	80% or Less	70% or Less	60% or Less	50% or Less
FHA, VA, FNMA, FHLMC, or Loans covered by MI*	1	1	1	1	1	1	1	1
720 or Above	2	2	2	1	1	1	1	1
700 to 719	3	2	2	2	2	2	1	1
670 to 699	3	3	2	2	2	2	2	2
640 to 669	4	3	3	3	3	3	3	3
620 to 639	5	4	3	3	3	3	3	3
600 to 619	5	5	4	4	4	4	4	4
550 to 599	5	5	5	5	4	4	4	4
500 to 549	5	5	5	5	5	5	4	4
Below 500	Not Allowed	Not Allowed	Not Allowed	Not Allowed	Not Allowed	Not Allowed	Not Allowed	Not Allowed

* Non-conforming loans are considered Grade 1 if covered to 75% or less by private mortgage insurance naming the lender as the insured. MI coverage must be noted on the ARC and certificate must be faxed with the ARC to qualify for this special grading.

4. Mortgage Loans which have been previously warehoused or which have been re-purchased by the warehouse borrower are specifically not eligible for warehousing.

Exhibit 6.8

Correspondent Agreement by and between the Company and The Provident Bank, dated September 10, 2001

CORRESPONDENT AGREEMENT

THIS CORRESPONDENT AGREEMENT (the "Agreement") is made this 10th day of September, 19x2001 between Bay Capital Corp. the ("Seller") and The Provident Bank, an Ohio Banking Corporation, chartered and operating under the laws of the state of Ohio, with its principal place of business located at One East Fourth Street, Cincinnati, Hamilton County, Ohio 45202; and engaging in certain business through the Provident Consumer Financial Services, Inc. division (the "Buyer").

RECITALS:

A. Seller is engaged in the business of making, originating, acquiring and servicing fixed and adjustable rate, closed-end single family residential mortgage loans to individual borrowers (which loans, together with all documents evidencing, securing or in any way related to the origination and closing of such loans, are hereinafter referred to as the "Loans"). Seller has proposed to offer to sell portfolios of such loans to Buyer from time to time subject to Buyer's review and acceptance of all or any part of each such portfolio.

B. The Loans are evidenced by promissory notes (the "Notes") and secured by deeds of trust, mortgages or other security instruments (the "Mortgages") covering improved real estate (the "Mortgaged Property").

C. Seller wishes to originate certain Loans for Buyer to purchase in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings hereinafter provided, Seller and Buyer agree as follows:

SECTION 1. PURCHASE AND SALE OF LOANS. Seller shall sell to Buyer, and Buyer shall purchase from Seller, Loans originated by Seller pursuant to the terms of this Agreement and Seller's Guide ("Seller's Guide"). This Agreement incorporates the provisions of the Seller's Guide; however, in the event of a discrepancy between the provisions of this Agreement and the Seller's Guide, the provisions of this Agreement shall control. Seller may offer to sell a Loan, or Loans, to Buyer from time to time by submitting to Buyer a loan list or spreadsheet. Neither party shall be obligated to sell or purchase (as the case may be) any Loans, unless and until both parties have approved the sale and purchase of any particular Loan (s).

SECTION 2. THE SELLER'S GUIDE. Seller agrees to comply with all terms, procedures and provisions of the Seller's Guide. The Seller's Guide sets forth Buyer's requirements with respect to the purchase of each Loan by Buyer.

SECTION 3. CHANGES TO THE SELLER'S GUIDE. The Seller's Guide is subject to change from time to time as determined by Buyer. Written notice of changes to the Seller's Guide shall be given by Buyer to Seller. Buyer shall endeavor to give Seller at least ten (10) days notice prior to the effective date of any change; however, such change shall be effective on the date set forth in the notice from Buyer to Seller, regardless of whether ten (10) days prior notice is in fact given.

SECTION 4. PROCEDURAL MATTERS. Seller shall process and close the mortgage loan in its own name and shall advance the original principal balance out of its own funds. Buyer shall purchase mortgage loans which have been closed and delivered in accordance with Sellers Guide, which is incorporated herein by reference. Seller agrees that it shall use all reasonable efforts to close each loan which has been pre-qualified by Buyer.

SECTION 5. RELEASE OF SERVICING. Each Loan shall be sold to Buyer on a "servicing released" basis, meaning that Seller shall release, transfer and assign to Buyer all right, title and interest in and to the Loan, including, without limitation, any right to provide mortgage servicing in connection therewith.

SECTION 6. REPRESENTATIONS AND WARRANTIES. Seller hereby makes the following representations and warranties to Buyer. Such representations and warranties are deemed to be made both as of the date hereof, and as of each and every date Seller sells a Loan to Buyer, and Buyer shall be deemed to have relied on the following representations and warranties, regardless of any independent investigation Buyer may have made or may hereafter make.

6.01. As to Seller: The following representations and warranties are made with respect to Seller.

(1) Organization. Seller is duly organized, validly existing and in good standing under the laws of the applicable jurisdiction, and has the power to own its assets and to transact the business in which it is presently engaged. Seller is duly qualified and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification and where the failure to be so qualified would have a material adverse affect on the business and assets of Seller, taken as a whole.

(2) Authority. Seller has the power, authority and legal right to make, deliver and perform this Agreement and all of the transactions contemplated hereunder, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. No consent of any other party and no consent, license, approval or authorization of, or registration with, any governmental authority, bureau or agency is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement or the sale of the Loans.

(3) No Violation. The execution, delivery and performance of this Agreement will not violate any provision of any existing law or regulation, or any order or decree of any court, or Seller's organizational documents or of any mortgage, indenture, contract or other agreement to which Seller is a party or by which Seller and any of its property or assets may be bound.

(4) Litigation. No litigation of administrative proceedings of or before any court, tribunal or governmental body is presently pending, or, to the knowledge of Seller, threatened against Seller or any of its properties, which, if adversely determined, would have a material adverse effect on the business, assets or financial condition of Seller.

(5) True and Correct. Neither this Agreement nor any statement, report or other document furnished or to be furnished pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of fact or omits to state a fact necessary to make the statements contained therein misleading.

(6) Validity. This Agreement has been duly authorized and executed by Seller and is, or upon delivery will be, a legal, valid and binding obligation of Seller enforceable in accordance with its terms, subject only to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditor rights generally.

(7) Commissions to Third Parties. Seller has not dealt with any broker or agent or other Person who might be entitled to a fee, commission or compensation in connection with the sale of loans by Seller to Buyer other than the Buyer except as Seller has previously disclosed to Buyer in writing.

6.02. As to Each Loan: The following representations and warranties are made by Seller with respect to each Loan:

(1) Loan Meets Requirements. The Loan conforms to all the applicable requirements contained in the Seller's Guide and this Agreement. The Loan has been fully funded by Seller and is fully amortizing with no negative amortization.

(2) Seller Has Full Right to Sell and Assign. Seller is the sole owner and holder of the Loan and has full right and authority to sell and assign it to Buyer. In addition, Seller's right to sell or assign is not subject to any other party's interest or to an agreement with any other party.

(3) Seller's Lien on Property. The Mortgage is a valid and subsisting first or second, priority lien on the Mortgaged Property, free and clear of all encumbrances and liens having priority over it, except for liens for real estate taxes and liens for special assessments that are not yet due and payable.

(4) Documents are Valid and Enforceable. The Note, Mortgage and any security agreements, chattel mortgages or equivalent documents relating to it have been properly signed, are valid and their terms may be enforced by Buyer, its successors and assigns, subject only to bankruptcy laws, Soldiers' and Sailors' Relief Acts, laws relating to administering descendants' estates and general principles of equity. The Note and the Mortgage and every other agreement, if any, executed and delivered by the Borrower(s) in connection with the Loan are genuine, and each is the legal, valid and binding obligation of the maker thereof enforceable in accordance with its terms. All parties to the Note, the Mortgage and each other such related agreement had legal capacity to enter into the Loan and to execute and deliver the note, the Mortgage and each other such related agreement, and the Note, the Mortgage and each other such related agreement have been duly and properly executed by the respective Borrower(s). Seller has reviewed all of the documents constituting the Mortgage File and has made such inquiries as it deems necessary to make and confirm the accuracy of the representations set forth herein.

(5) Mortgage Property Not Subject to Liens. The Mortgaged Property is free and clear of all mechanics' liens, materialmen's liens or similar types of liens. There are no rights outstanding that could result in any of such liens being imposed on the Mortgaged Property.

(6) Title Insurance. There is a mortgagee title insurance policy on the Mortgaged Property. The title insurance policy is on a current ALTA form (or other generally acceptable form) issued by an insurance company which meets the requirements set forth in the Seller's Guide. The title insurance insures Seller and its successors and assigns as holding a first or second lien on the Mortgaged Property.

(7) No Modification or Subordination of Mortgage. Seller has not done any of the following: (a) materially modified the Note or Mortgage; (b) satisfied or cancelled the Mortgage in whole or in part; (c) subordinated the Mortgage in whole or in part; (d) released the Mortgaged Property in whole or in part from the Mortgage lien; or (e) signed any release, cancellation, modification or satisfaction of the Mortgage.

(8) Mortgage in Good Standing. There are no defaults under the Note or Mortgage, and all of the following that have become due and payable have been paid or an escrow of funds sufficient to pay them has been established: (a) taxes; (b) government assessments; (c) insurance premiums; (d) water, sewer and municipal charges; (e) leasehold payments; and (f) ground rents.

(9) Advances. Seller has not made, or knowingly received from others, any direct or indirect advance of funds in connection with the Loan on behalf of the borrower, except as provided in the Seller's Guide. This warranty does not cover payment of interest from the earlier of: (a) the date of the Note; or (b) the date on which the Mortgage proceeds were disbursed; or (c) the date one month before the first installment of principal and interest on the Note is due.

(10) Property Conforms to Zoning Laws. Seller has no knowledge that any improvement to the Mortgaged Property is in violation of any applicable zoning law or regulation.

(11) Property Intact. The Mortgaged Property is not damaged by fire, wind or other cause of loss. There are no proceedings pending for the partial or total condemnation of the Mortgaged Property.

(12) Improvements. Any improvements that are included in the appraised value of the mortgaged Property are totally within the property's boundaries and building restriction lines. No improvements on adjoining property encroach on the Mortgaged Property unless the Seller's Guide permits such an encroachment.

(13) Note Not Usurious. The Note is not usurious and either meets or is exempt from any usury laws or regulations.

(14) Compliance with Consumer Protection Laws. Seller has complied with all applicable federal and state laws, regulations and other requirements including, but not limited to, the Real Estate Settlement Procedures Act, the Federal Fair Housing Act, the National Flood Insurance Act, the Equal Credit Opportunity Act, and the Truth In Lending Act.

With regard to the Fair Housing Act (FHA) and the Equal Credit Opportunity Act (ECOA) Seller has fully complied and will continue to fully comply, as to each loan, with all federal laws and regulations relating to FHA and ECOA. Further, Service Provider acknowledges and understands that the FHA makes it illegal, on the basis of RACE, COLOR, NATIONAL ORIGIN, RELIGION, SEX, HANDICAP OR FAMILIAL STATUS (having children under the age of 18) to deny a loan secured by a dwelling or to discriminate in fixing the amount, interest rate, duration, application procedures or other terms or conditions of such a loan or in appraising property. Seller also acknowledges and understands that the ECOA makes it illegal in any credit transaction to discriminate on the basis of RACE, COLOR, NATIONAL ORIGIN, RELIGION, SEX, MARITAL STATUS OR AGE OR BECAUSE THE APPLICANT RECEIVES INCOME FROM PUBLIC ASSISTANCE. Seller warrants and represents that it has not based any pricing quotations or final pricing on the applicants race, national origin, sex, age or any other illegal basis noted above but rather that any risk-based pricing classifications were based on objective credit and risk-related criteria only.

(15) Property is Insured. A casualty insurance replacement policy on the Mortgaged Property is in effect. The policy is written by an insurance company which meets the requirements set forth in the Seller's Guide and provides fire and extended coverages for an amount at least equal to the amount required by the Seller's Guide; which amount is equal to the outstanding amount of the indebtedness secured by the mortgage, unless prohibited by state law.

(16) Loan Marketability. Seller knows of nothing involving the Loan, the Mortgaged Property, the mortgagor or the mortgagor's credit standing that can reasonably be expected to: (a) cause the Loan to become delinquent; or (b) adversely affect the Loan's value or marketability.

(17) Mortgage Insurance in Force. If Seller represents that the Mortgage is insured by a contract with a mortgage insurance company, the insurance is in full force. In addition, Seller has complied with all applicable provisions of the insurance contract that covers the Mortgage.

(18) Adjustable Loans. If the Note provides that the interest rate or the principal balance of the Note may be adjusted, all of the terms of the Note may be enforced by Buyer and such adjustments will not affect the priority of the lien of the Mortgage.

(19) Default. No default exists under the Loan. The Loan is not in the possession of any attorney or collection agency for collection nor is it the subject of any actual or threatened bankruptcy proceeding or other litigation.

(20) Counterclaim. The borrower has not asserted any defense, set-off, right of rescission or counterclaim, either at law or in equity, in connection with the Loan.

(21) Genuineness of Signatures. All Loan Documents are genuine and contain genuine signatures. The Loan Documents that Buyer requires to be original documents are original documents. All certified copies of original documents are true copies and meet the applicable requirements and specifications of this Agreement and any other requirements that Buyer has reasonably made of Seller.

(22) Full Disbursement of Proceeds. The Loan has been closed and the proceeds of the Loan have been fully disbursed and there is no requirement for future advances thereunder, and any and all requirements as to completion of any on-site or off-site improvement and as to disbursements of any escrow funds therefor have been complied with. All costs, fees and expenses incurred in making or closing the Loan and the recording of the Mortgage were paid, and the Borrower is not entitled to any refund of any amounts paid or due under the Note or Mortgage.

(23) Appraisals. Seller has delivered to Buyer an appraisal of the Mortgaged Property signed prior to the approval of the Mortgage application by a qualified appraiser, who (i) is licensed in the state where the Mortgaged Property is located (ii) is acceptable to Buyer, (iii) has, no interest, direct or indirect, in the Mortgaged Property or in any loan on the security thereof, and (iv) does not receive compensation that is affected by the approval of disapproval of the Loan. The appraisal was completed in compliance with the Uniform Standards of Profession Appraisal Practice, and all applicable Federal and state laws and regulations; including FIRREA.

(24) IRS Reporting. To the extent required by law, Seller shall report to the IRS and each Borrower the amount of interest paid (including without limitation, the obligations with respect to Forms 1098 and 1099 and back up withholding with respect to same, if required) by such Borrower on the Loan on which he is the Borrower from the date of the advance made by Seller to such Borrower through and including the Service Transfer Date, and Buyer shall thereafter report to the IRS and each Borrower the amount of interest paid by such Borrower on the Loan on which he is the Borrower.

SECTION 7. INDEMNIFICATION. Seller will indemnify, defend and hold Buyer harmless from and against any and all claims, loss, costs or damages ("Claims"), including, but not limited to, reasonable attorney's fees and expenses: (i) arising out of any act or omission of Seller or any employee or agent of Seller, (ii) arising out of Seller's failure to perform any of its obligations hereunder, or (iii) arising out of or in connection with falsity, incorrectness or incompleteness in any material respect of any representation or warranty made by Seller herein. This indemnification shall include, but not be limited to, indemnification against Claims arising in connection with actions or proceedings instituted by or on behalf of (i) an obligor with respect to any of the Loans, or (ii) any person prosecuting or defending any action or proceeding as a representative of or on behalf of a class or other interest group, or (iii) any governmental instrumentality, body, or agency having jurisdiction under any applicable statute, rule, regulation, order or decree.

Without limiting the provisions of the preceding paragraph, in case an action or proceeding is instituted with respect to a Claim, Buyer shall be entitled to employ attorneys of its own selection to appear and defend the action or proceeding at Seller's sole expense, and to compromise or settle any such action or proceeding on such terms as Buyer may deem appropriate; provided, however, that if Buyer elects not to defend such action or proceeding, Buyer will provide Seller the opportunity to do so at Seller's sole expense.

Seller shall have the option of defending Buyer in connection with any such claim or litigation using Sellers own counsel. If Seller exercises such option, Seller must do so in writing and thereafter Seller shall not be responsible for Buyers' attorney fees incurred after Buyer receives notification of Sellers exercise of such option; unless Buyer and Seller have claims adverse to each other, in which case the prevailing parties legal fees will be paid by the losing party. Seller shall have the right to settle any such claim or litigation, at its sole expense, with the approval of Buyer, which approval shall not be unreasonably withheld.

SECTION 8. REPURCHASE OF LOANS. Seller shall, within 5 business days of Buyer's written request, repurchase from Buyer any loan sold to Buyer if any warranty or representation made by Seller about the Mortgage loan is untrue or if Seller has otherwise breached this agreement in whole or in part with regard to any Mortgage loan(s) or if Seller has failed to deliver any loan document requested by Buyer or required by this Agreement. Buyer shall tender to Seller all Loan documents required to be repurchased pursuant to this provision, and said documents, where appropriate, shall be endorsed to Seller without recourse to Buyer. Upon such tender, Seller shall pay to Buyer in immediately available funds an amount equal to each such Loan's then unpaid principal balance, plus accrued interest, plus fees and discounts, if any paid by Buyer to Seller for the Loan. It is understood and agreed by the parties that the repurchase obligations hereunder are in addition to, and not in lieu of, all other remedies available in this Agreement or by law. In the event of a demand for repurchase, Buyer represents and warrants that no act or failure to act by Buyer, its employees, agents, affiliates or subsidiaries has caused the loan to become either invalid or unenforceable in whole or in part.

SECTION 8A. REMEDY TO INSURE ACCURACY OF REAL ESTATE APPRAISALS. Buyer may, at its own expense, in order to verify the accuracy of real property appraisals prepared for Seller, order a reappraisal of the property secured by a Mortgage. If the reappraisal obtained by Buyer indicates a fair market value which is more than eight (8%) percent less than the original appraisal value, then upon receipt by Seller from Buyer of a signed copy of the reappraisal, Seller shall repurchase the Loan at the Buy-Back Price (as defined in Section 8) and reimburse Buyer for the cost of the appraisal subject to the following: If Seller disputes the validity of the reappraisal prepared by Buyer's appraiser, Seller may, at its own expense, request Buyer to obtain a third appraisal, and only if such third appraisal is also more than eight (8%) percent less than the original appraisal value shall the Seller be required to repurchase the Loan at the Buy-Back Price. Buyer shall choose the appraiser for the third appraisal with Seller's approval, which shall not be unreasonably withheld, but such appraiser must possess the minimum qualifications specified in Buyer's Underwriting Guidelines. The appraisal must be performed in accordance with industry standards for the appraising industry in the area in which the property is located, and the appraiser must be independent with respect to both parties unless otherwise agreed to by the parties. In determining the appropriate appraisal value, the review appraiser must determine the appraised value as of the original appraisal date using comparable sales that were available as of the date of the original appraisal.

However, anything to the contrary notwithstanding, the Buyer reserves the sole right not to request the Seller to repurchase the Loan should the reappraisal cause the combined loan-to-value to exceed the maximum allowable combined loan-to-value of the loan class under which the loan was purchased.

SECTION 9. TERMINATION. This Agreement may be terminated in the manner provided hereinafter; however, all of Seller's representations, covenants and agreements contained in Sections 6, 7 and 8 of this Agreement shall survive any termination of this Agreement.

9.01. Termination Without Cause. This Agreement may be terminated without cause at any time by either party after ten (10) days prior written notice to the other party. Termination under this Section 9.01 shall not terminate Seller's agreement to sell and Buyer's agreement to purchase those Loans which, prior to the effective date of termination, have been evidenced by a Loan Registration, provided such Loans: (i) continue to meet the requirements of this Agreement and the Seller's Guide; and (ii) are approved for purchase by Buyer either prior or subsequent to the effective date of termination.

9.02. Termination for Cause. This Agreement may be terminated for the following causes: (i) if Seller is in default under this Agreement, or (ii) if Seller becomes insolvent or bankrupt, or if a receiver is appointed for Seller, or if a petition for reorganization is filed by or against Seller. If Seller is in default under this Agreement, Buyer shall give Seller written notice of such default and provide Seller with a period of thirty (30) days in which to cure such default. If Seller shall not have cured such default within thirty (30) days from the date of Buyer's notification, then Buyer shall have the option to immediately terminate this Agreement upon notification to Seller. If Seller becomes insolvent or bankrupt, or if a receiver is appointed for Seller, or a petition for reorganization is filed by or against Seller, this Agreement shall automatically terminate. Termination under this Section 9.02 shall release Buyer from any and all obligations to purchase Loans thereafter.

SECTION 10. INDEPENDENT CONTRACTORS. This Agreement shall not be deemed to constitute Buyer and Seller as partners or joint venturers, nor shall any party be deemed to designate the other party as its agent. Buyer does not assume any liability or incur any obligations of Seller by the execution of this Agreement. No part of the consideration to be paid for any Loan shall be considered a fee paid for the goodwill of Seller.

SECTION 11. CONFIDENTIALITY AND NONDISCLOSURE. EXCEPT AS OTHERWISE REQUIRED BY LAW, SELLER, ITS EMPLOYEES AND AGENTS, SHALL NOT DISCLOSE THE EXISTENCE OF THIS AGREEMENT OR THE FACT THAT SELLER IS ABLE TO OFFER BUYER'S LOAN PRODUCTS AND PRICES AND SHALL KEEP ALL COMMUNICATIONS BETWEEN SELLER AND BUYER CONFIDENTIAL.

SECTION 12. NON-SOLICITATION. Seller agrees, for the time period of thirty-six (36) months beginning from the applicable settlement date, not to take any action to directly solicit individual borrowers in order to effect the refinancing of any Loans previously purchased by Buyer from Seller. In the event a borrower elects to refinance with Seller a Loan purchased by Buyer from Seller, and such Loan is currently owned or serviced by Buyer or Buyer otherwise retains a financial interest in the Loan, Buyer will have the right of first refusal on the purchase of the refinancing.

SECTION 13. PREPAYMENTS. If any Mortgage Loan is prepaid by the Mortgagor, other than by a refinancing by Buyer, Seller shall pay to Buyer, upon demand by Buyer, the appropriate percentage specified below of the Premium initially paid by Buyer to Seller with respect to the prepaid Mortgage Loan:

(a) If the Mortgage Loan is prepaid within six (6) months after the Settlement Date of such mortgage Loan, the entire Premium;

(b) If the Mortgage Loan is prepaid more than six (6) months but less than twelve (12) months after the Settlement Date of such Mortgage Loan, 50% of the Premium; or

(c) If the Mortgage Loan is prepaid more than twelve (12) months after the Settlement Date of such Mortgage Loan, none of the Premium.

Any premium rebate by Seller hereunder shall be offset by any prepayment premium provided under the Loan Documents to the extent such prepayment premium is collected by Buyer, provided that Buyer shall use reasonable efforts to collect the prepayment premium except where there is a substantial question as to the enforceability of the prepayment premium.

SECTION 14. POWER OF ATTORNEY. In order to enforce Buyer's rights under this Agreement, Seller shall, upon the request of Buyer or its assigns, do and perform or cause to be done and performed, every reasonable act and thing necessary or advisable to put Buyer or its assigns in position to enforce the payment of the Loans and to carry out the intent of this Agreement, including the execution of and, if necessary, the recordation of additional documents including separate endorsements and assignments upon request of Buyer. In addition, Seller hereby irrevocably appoints any officer or employee of Buyer or its assigns its true and lawful attorney to do and perform every act necessary, requisite, proper, or advisable to be done to put Buyer or its assigns in position to enforce the payment of the Loans.

SECTION 15. NOTICES. All notices, requests and communications hereunder shall be in writing and sent by registered or certified mail to the appropriate address set forth below. Either party may, by proper written notice hereunder to the other party, change the address to which notices shall be sent.

SELLER:	Bay Capital Corp. 10811 Red Run Blvd., Suite 200 Owings Mills, Maryland 21117 Attn: Benjamin M. Lyons	BUYER:	The Provident Bank 309 Vine Street, MS 265D Cincinnati, OH 45202 Attn: Correspondent Approval

SECTION 16. WAIVERS/CUMULATIVE RIGHTS. No course of dealing on the part of either party, its officers or employees, nor any failure or delay by either party with respect to exercising any right, power or privilege under this Agreement shall operate as a waiver thereof. The parties hereto shall be entitled to all rights and remedies available under applicable law, as well as those available under this Agreement. All such rights and remedies shall be cumulative and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

SECTION 17. ASSIGNMENT. Seller may not assign this Agreement without the prior written consent of Buyer. Buyer may assign this Agreement and this Agreement shall be binding upon and inure to the benefit of Buyer, its successors and assigns.

SECTION 18. SEVERABILITY. If for any reason a portion of this Agreement is found to be illegal or unlawful under applicable law, that portion of this Agreement will be deleted and remainder of this Agreement shall remain in effect.

SECTION 19. CONSTRUCTION; ARBITRATION. This Agreement shall be construed in accordance with and governed by the laws of the State of Ohio. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, shall be settled by arbitration in accordance with the commercial arbitration rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator may be entered in any Court having jurisdiction thereof. Unless otherwise required by said rules, the arbitration shall be conducted by a single arbitrator who shall not be authorized to award punitive or exemplary damages to either party. The arbitration shall be held in Cincinnati, Ohio. The award of the arbitrator shall be final and binding. Each party shall bear its own attorney's fees associated with the arbitration and other costs and expenses of the arbitration shall be born as provided by the rules of the American Arbitration Association.

SECTION 20. MODIFICATION. This Agreement may be modified only by an instrument in writing signed by both Seller and Buyer.

SECTION 21. ATTORNEY'S FEES. If Seller or Buyer should breach or fail to perform any provision of this Agreement, the defaulting party shall pay all costs and expenses, including court costs and reasonable attorney's fees incurred by the other party in the enforcement of this Agreement.

SECTION 22. FIDELITY BOND. Upon request Seller will deliver to Buyer a true and correct copy of Seller's fidelity bond and Seller's errors and omissions policy, as currently in effect, the amounts and coverages of both of which will be acceptable to Buyer. Seller shall upon request furnish proof of such coverage at or before the first Settlement and, upon request, annually thereafter.

SECTION 23. FINANCIAL STATEMENTS. Seller shall furnish to Buyer for as long as this Agreement is in effect, (I) as soon as available, and in any event within 90 days after the end of each fiscal year, audited or certified financial statements consisting of a balance sheet as of the end of such fiscal year, together with related statements of income or loss and reinvested earnings and changes in financial position for such fiscal year, prepared by independent certified public accountants in accordance with generally accepted accounting principles, and (ii) if available, within 10 days after the end of each quarterly period unaudited financial statements which may be satisfied by furnishing a copy of the quarterly report filed with the Securities and Exchange Commission. In addition, Seller shall provide Buyer, from time to time, upon reasonable request (which shall include a written statement describing the reason therefor) and 60 days' notice, any other financial reports or statements reasonable required by Buyer.

SECTION 24. POST-SALE LOAN PAYMENTS. Seller agrees that it will remit to Buyer, within 48 hours after receipt, any payment on a Loan including, without limitation, all payments of principal and interest, late charges, and bad check charges received from an Obligator on or after the Settlement Date at the following address: The Provident Bank, Mail Stop 227D, One East Fourth Street, Cincinnati, Ohio 45202, Attn: CPD, or such other address as Buyer may designate. Seller shall remit such payment via an overnight delivery service.

SECTION 25. TRANSFER OF SERVICING RIGHTS AND PMI. Seller shall use all efforts to assist Buyer in the transfer from Seller to Buyer of servicing rights for each Loan, including assisting Buyer with any notices to private mortgage insurance companies.

SECTION 26. DELIVERY OF MORTGAGE DOCUMENTS. With respect to each Loan, the Seller shall cause by no later than sixty (60) days after the Settlement Date, the original recorded Mortgage and, if applicable, the prior Assignment of Mortgage to be delivered to Buyer if they have not yet been returned from the County Records Office. The Seller shall pay the out-of-pocket costs incurred in connection with such acts.

SECTION 27. LOCATION OF MORTGAGED PROPERTY. The loans to be purchased pursuant to the terms of this Correspondent Agreement shall be secured by real property located in all states of the United States and the District of Columbia, except the following states: Alaska, Hawaii, except Buyer reserves the right, on a loan by loan basis to elect to purchase loans secured by property in these states at its sole discretion.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above.

SELLER:	BUYER:
BAY CAPITAL CORP.	THE PROVIDENT BANK
By: [signature]	By: /s/ The Provident Bank
Name: Benjamin M. Lyons	Name:
Title: President	Title:

Exhibit 6.9

Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc.

FOR YOUR RECORDS

MASTER MORTGAGE LOAN WAREHOUSING AND SECURITY AGREEMENT

THIS MASTER MORTGAGE LOAN WAREHOUSING AND SECURITY AGREEMENT (the "Agreement") is made and is effective as of June 17, 2003 by and between FIRST COLLATERAL SERVICES, INC., a corporation organized under the laws of Delaware ("Lender") and BAY CAPITAL CORP., a corporation organized under the laws of Maryland (the "Company"):

AGREEMENT

1. MORTGAGE WAREHOUSING LINE OF CREDIT.

(a) **Credit Limit**. On the terms and subject to the conditions set forth herein and in the Commitment Letter, Lender agrees that it shall, from time to time, to the Maturity Date (as that term and capitalized terms not otherwise defined herein are defined in Section 14 below), make loans (the "Loans" or a "Loan") to the Company in principal amounts not to exceed, in the aggregate at any time outstanding, the Credit Limit, less amounts, if any, outstanding under the Additional Credit Facilities.

(b) **Procedure for Request and Making of Loans**. The Company shall before each proposed date for funding a Loan or Loans complete and deliver a Loan Request in the form of Exhibit I hereto, or such other format as may be specified in the Commitment Letter, and the accompanying required documents to Lender as defined in the Commitment Letter and certify that the loan described in the Loan Request is an Eligible Mortgage Loan. It is expressly agreed that Lender may from time to time fund Loans hereunder by issuance of a cashier's check or wire transfer, or by honoring drafts drawn against the Draft Account, each such cashier's check or wire transfer, or draft drawn against the Draft Account constituting a "Loan" for all purposes hereof. Company hereby covenants and agrees that Lender shall not be liable for transfer of funds to an incorrect account number, street address, or beneficiary, supplied by Company, or failure of transfer due to circumstances beyond the control of Lender. Company agrees to indemnify Lender and hold Lender harmless from any claims or liabilities arising out of such mistake or error or failure of transfer due to circumstances beyond the control of Lender.

(c) **Book Account**. The Lender shall maintain an account on its books of all Loans made to the Company and not yet repaid. The obligation of the Company to repay the Loans shall be evidenced by this account, and the outstanding amount shall be known as the "Book Account Amount." Not more frequently than once each month, Lender shall provide a statement of account containing the Book Account Amount to the Company setting forth the unpaid balance of Loans outstanding hereunder, which statement shall be deemed conclusively correct and accepted by the Company unless the Company notifies Lender in writing to the contrary within ten (10) business days following delivery of such statement to the Company. Lender may provide this statement of account by a posting to its Internet Services Web Site, as set forth in Section 9 below, and such posting shall constitute delivery.

(d) **Interest**. The Company shall pay to Lender interest on Loans outstanding hereunder from the date disbursed (or, in the case of drafts, honored) to but not including the date of payment, calculated on the principal amount of Loans outstanding hereunder during the monthly interest computation period at the Prevailing Interest Rate. Interest, fees and charges are due and payable upon receipt by the Company of a monthly billing provided by Lender to the Company or upon the posting of the monthly billing to its Internet Service Web Site, commencing upon receipt or posting of the first such billing. Interest is delinquent if not received by Lender on or before the 20th day of the month (or if the 20th is a Saturday, Sunday or holiday, the next succeeding business day). A late charge equal to a per annum rate of four (4%) percent above the Prevailing Interest Rate shall be assessed on the amount of the delinquent interest from the 20th day of the month (or if the 20th is a Saturday, Sunday or holiday, the next succeeding business day) to but not including the date payment in the amount billed to the Company by Lender is received by Lender.

(e) **Principal**. All Loans hereunder, including loans made in excess of the Credit Limit, with interest, fees and charges accrued and unpaid thereon, shall be payable in full on the Maturity Date, unless otherwise expressly extended or renewed in writing by Lender. Company may at any time prepay outstanding principal under the Loans, in whole or in part, without payment of any pre-payment penalty or premium, and such prepaid sums shall thereafter be available to be reborrowed by Company under the terms and conditions of this Agreement. In addition, Loans shall become payable as set forth in subsections (f) and (g) below, and as otherwise provided in this Agreement.

(f) **Take-Out Purchase**. Company shall provide to Lender at the time of each Loan a Take-Out Purchase Commitment at a specified price and from a Qualified Take-Out Purchaser except as otherwise provided in the Commitment Letter. Company may at any time repay any Loan at the Book Account Amount or substitute another Qualified Take-Out Purchaser to purchase the Mortgage Loan at the Book Account Amount. The Company shall receive the excess of the amount paid by any such Purchaser to purchase a Mortgage Loan (the "Take-Out Purchase Price") received by Lender in excess of the Book Account Amount after subtraction of all obligations due and outstanding from Company to Lender on account of the Mortgage Loan purchased and any other amounts then due, owing and unpaid. Company shall itself repay any Mortgage Loan at the Book Account Amount and pay any shortfall to Lender if the Take-Out Purchaser fails to purchase the Mortgage Loan by the date specified in the original Loan Request. Company shall itself, upon the demand of Lender, immediately repay any Loan at the Book Account Amount if said Mortgage Loan ceases at any time to qualify as an Eligible Mortgage Loan. Lender shall deliver Mortgage Loans to the Qualified Take-Out Purchaser, specified by Company, by a bailee letter substantially in the form attached to this Agreement as Exhibit II. Company guarantees payment by the Qualified Take-Out Purchaser and agrees that delivery of Mortgage Loans to the Qualified Take-Out Purchaser under the bailee letter shall be at the risk of Company and Lender shall assume no liability for loss caused by late delivery of said Mortgage Loans or for any other cause. If for any reason the Qualified Take-Out Purchaser fails to remit all or part of the Take-Out Purchase Price to Lender when due under the bailee letter, Company shall forthwith remit the balance or all of the Book Account Amount to Lender and Lender shall assign its rights under the bailee letter to Company.

(g) **Payment Upon Expiration of Warehouse Period.** The Company shall pay to Lender all Loans, including interest, fees and charges accrued and unpaid thereon, within the Permissible Warehouse Period. In the event any Loan remains outstanding after the Permissible Warehouse Period has ended, such Loan will be immediately due and payable.

(h) **Nature and Place of Payments.** All payments made on account of the Obligations shall be made in lawful money of the United States of America in immediately available funds. If any payment required to be made by Company hereunder becomes due and payable on a day other than a business day, the due date thereof shall be extended to the next succeeding business day and interest thereon shall be payable at the then applicable rate during such extension. Payments required to be made hereunder shall be made to Lender at its office in Concord, California, or at such other place as Lender may designate.

(i) **Post-Maturity Interest.** Any Obligations not paid when due (whether at the stated Maturity Date, upon acceleration or otherwise) shall bear interest from the date due until paid in full at a per annum rate equal to four percent (4%) above the Prevailing Interest Rate.

(j) **Fees.** The Company shall pay to Lender promptly the Required Fees upon delivery of a statement of account or acceleration.

(k) **Computation.** All computations of interest and fees payable here under shall be based upon a year of 360 days for the actual number of days elapsed.

2. SECURITY; GUARANTIES.

(a) **Grant of Security Interest.** Company hereby pledges and grants to Lender a first and prior security interest in all of its right, title, and interest in the property described in Section 2.(b) below (collectively and severally, the "Collateral"), to secure payment and performance of the obligations described in Section 2(c) below (collectively and severally, the "Obligations").

(b) **Collateral.** The Collateral shall consist of all now existing and hereafter arising right, title and interest of Company in, under and to each item of Collateral described on Schedule 1 attached hereto, together with all property that Company delivers to Lender.

(c) **Obligations.** The Obligations secured by this Agreement shall consist of any and all debts, obligations and liabilities of Company to Lender (whether now existing or hereafter arising, voluntary or involuntary, whether or not jointly owed with others, direct or indirect, absolute or contingent, liquidated or unliquidated, and whether or not from time to time decreased or extinguished and later increased, created or incurred).

(d) **Guaranties, etc.** As additional support for the Obligations, the Company agrees to obtain and cause to be executed and delivered to Lender such guaranties, tangible net worth, maintenance agreements, and such additional security agreements as Lender may request, as set forth more particularly from time to time in the Commitment Letter (the "Additional Collateral Documents").

(e) **Further Documents**. The Company agrees to execute and deliver or to cause to be executed and delivered to Lender from time to time such confirmatory or supplementary security agreements, financing statements or other documents, instruments or agreements as Lender may, in its sole discretion, request, which are in Lender's judgment necessary or appropriate to obtain for Lender the benefit of the Collateral and the Additional Collateral Documents, and authorizes Lender to file such UCC financing statements and amendments in the filing officers of the various states that Lender deems necessary and appropriate to perfect its security interests. Company agrees that any taxes due on account of such filing shall be paid by Company.

(f) **Release and Substitution of Collateral**. Unless and until there shall have occurred an Event of Default or Potential Default under this Agreement, upon the written request of Company, Mortgage Loans may in Lender's absolute discretion be reassigned and returned to Company by Lender (or, if requested by Company, Lender shall execute and deliver to the Company a release, which may be complete or partial, of its interest in said Mortgage Loans) following receipt by Lender of such written request, and said Mortgage Loans shall not be further subject to the restrictions of this Agreement, after the pledge, assignment and delivery to Lender by Company of Eligible Collateral acceptable to Lender in its sole discretion, in substitution for the Mortgage Loan requested to be released. Any such substituted Eligible Collateral shall be accompanied by the documents and information required for and shall meet all other requirements of Eligible Collateral. Any reassignment or release by Lender shall be without representation or warranty by, and without recourse to, Lender.

3. CONDITIONS TO MAKING A LOAN.

(a) **First Loan**. As conditions precedent to Lender's obligation to make the first Loan hereunder:

(1) The Company shall have delivered to Lender, in form and substance satisfactory to Lender:

(i) A duly executed copy of the Commitment Letter;

(ii) A duly executed copy of this Agreement;

(iii) Duly executed copies of the Additional Collateral Documents and all other security agreements, financing statements, control agreements, intercreditor agreements, subordination agreements, and other documents, instruments and agreements, properly executed, deemed necessary or appropriate by Lender, in its sole discretion, to create in favor of Lender a perfected first security interest in and lien upon the Collateral; and

(iv) Such credit applications, financial statements, corporate borrowing resolutions, certificates of authority, and authorizations and such information concerning the Company, any Guarantors or its or their business, operations, and conditions (financial and otherwise) as Lender may request.

(2) All acts, conditions and things (including, without limitation, the obtaining of any necessary regulatory approvals and the making of any required filings, recordings or registrations) required to be done and performed and to have happened precedent to the execution, delivery and performance of the Loan Documents and to constitute the same legal, valid and binding obligations, enforceable in accordance with their respective terms, shall have been done and performed and shall have happened in due and strict compliance with all applicable laws.

(3) All documentation in connection with the transactions contemplated by the Loan Documents, including, without limitation, documentation for organizational and legal proceedings, shall be satisfactory in form and substance to Lender and its counsel.

(b) **All Loans**. As conditions precedent to Lender's obligation to make any Loan hereunder, including the first Loan, the Company shall have delivered a Loan Request and any required documents to Lender; and, at and as of the date of the Loan Request and the date of funding thereof Company represents and warrants:

(1) The representations and warranties of the Company contained in the Loan Documents shall be true and complete in all material respects;

(2) There shall not have occurred an Event of Default or Potential Default; and

(3) Following the funding (or, in the case of drafts, honor) of any of the requested Loan, the aggregate Loans outstanding hereunder shall not exceed the limitations of Section (1)(a) above.

By requesting Lender to make any Loan hereunder, the Company shall be deemed to have represented and warranted the truthfulness and completeness of the statements set forth in subsections (b)(1) through (b)(3) above.

4. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As an inducement to Lender to enter into this Agreement and to make Loans as provided herein, the Company represents and warrants to Lender that:

(a) **Take-Out Purchase Commitment**. Each Take-Out Purchase Commitment is a bona fide current, unused and unexpired commitment made by a Qualified Take-Out Purchaser, under which said Person agrees, prior to or on the expiration thereof, upon the satisfaction of certain terms and conditions therein, to acquire such Loan, which commitment is not subject to any term or condition which is not customary in commitments of like nature or which, in the reasonably anticipated course of events, cannot be fully complied with prior to the expiration thereof.

(b) **Financial Condition**. The financial statements of the Company, respectively dated the Statement Date and the Interim Date, copies of which have heretofore been furnished to Lender, are complete and correct and present fairly the consolidated and consolidating financial condition of the Company and its consolidated Subsidiaries at such dates and the consolidated and consolidating results of their operations and changes in financial position for the fiscal periods then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP. Neither the Company nor any of its consolidated Subsidiaries have any material contingent obligation, contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment which is material and which is not reflected in such financial statements, including the notes related thereto.

(c) **No Change**. Since the Statement Date and the Interim Date there has been no material adverse change in the business, operations, assets or financial or other condition of the Company or of the Company and its consolidated Subsidiaries taken as a whole, or of the Company's parent organization or of the Guarantors of Company.

(d) **Existence; Compliance with Law**. The Company and each Subsidiary:

(1) Is duly organized, validly existing and in good standing as a legal entity under the laws of the state of its organization and each jurisdiction in which its ownership of property or conduct of business requires such qualification;

(2) Has the power and authority and the legal right to own and operate its property and to conduct its business in the manner in which it does and proposes so to do; and

(3) Is in compliance with all Requirements of Law.

(e) **Power; Authorization; Enforceable Obligations**. The Company has the power and authority and the legal right to make, deliver and perform the Loan Documents and to borrow hereunder and has taken all necessary action to authorize such borrowing on the terms and conditions of this Agreement and to authorize the execution, delivery and performance of the Loan Documents. The Loan Documents have each been duly executed and delivered on behalf of the Company and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

(f) **No Legal Bar**. The execution, delivery and performance of the Loan Documents, the borrowing hereunder and the use of the proceeds thereof, will not violate any Requirements of Law or any Contractual Obligation of the Company.

(g) **No Material Litigation.** Except as disclosed by the Company to Lender in writing prior to the date of the Commitment Letter, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries or against any of the Company's or any such Subsidiary's properties or revenues which, if adversely determined, could have a material adverse effect on the business, operations, property or financial or other condition of the Company or any Subsidiary.

(h) **Taxes.** The Company and each Subsidiary have filed or caused to be filed all tax returns that are required to be filed and have paid all taxes shown to be due and payable on said returns or on any assessments made against them or any of their property.

(i) **Investment Company Act.** The Company is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(j) **Parents, Affiliates, and Subsidiaries.** The Company has delivered to Lender an accurate and complete list of all existing Parents, Affiliates, and Subsidiaries of the Company, their respective jurisdictions of organization, the percentage of ownership by or in the Company or other Parents, Affiliates, or Subsidiaries and all of the issued and outstanding shares of capital stock, memberships, or other interests, of the Parents, Affiliates, and Subsidiaries have been duly authorized and issued and are fully paid and nonassessable.

(k) **Federal Reserve Board Regulations.** Neither the Company nor any of its Subsidiaries is engaged or will engage, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" of any "margin stock" within the respective meanings of such terms under Federal Reserve Board Regulation U. No part of the proceeds of any Loan issued hereunder will be used for "purchasing" or "carrying" "margin stock" as so defined or for any purpose which violates, or which would be inconsistent with, the provisions of the Regulations of the Board of Governors of the Federal Reserve System.

(l) **ERISA.** The Company and each Subsidiary are in compliance in all material respects with the requirements of ERISA and no Reportable Event has occurred under any Plan maintained by the Company or any Subsidiary.

(m) **Securities Acts.** Company has not issued any unregistered securities in violation of the registration requirements of Section 5 of the Securities Act of 1933, as amended, or any other law, and is not violating any rule, regulation or requirement under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended. Company is not required to qualify an indenture under the Trust Indenture Act of 1939, as amended, in connection with its execution and delivery of the Mortgage Loans under the Loan Documents.

(n) **Pension Liabilities.** The Company has no existing or contingent liabilities for pensions or to the PBGC which are not reflected in full on the Company's liabilities in the financial statement on the Statement Date and the Interim Date.

(o) **Owner of Collateral.** The Company is the sole owner of the Collateral (or, in the case of after-acquired Collateral, at the time the Company acquires rights in the Collateral, will be the sole owner thereof);

(p) **Existence of Security Interests.** Except as for security interests in favor of Lender, no Person has (or, in the case of after-acquired Collateral, at the time Company acquires rights therein, will have) any right, title, claim or interest (by way of security interest or other lien or charge or otherwise) in, against or to the Collateral;

(q) **Accurate Information.** All information heretofore, herein or hereafter supplied to Lender by or on behalf of Company with respect to the Collateral is accurate and complete;

(r) **Eligible Collateral.** Each item of Collateral delivered to Lender hereunder is, at the date of delivery, Eligible Collateral; and

(s) **Funding Loans To Closing Agent.** The funding for all Loans shall be delivered by Lender to a Closing Agent selected by the Company. The Company shall have satisfied itself as to the character, standing, integrity and ability of any Closing Agent to competently close a Loan. The delivery of Loan funds by Lender to a Closing Agent shall constitute a disbursement under this Agreement and the Loan funds shall be used only for funding the Eligible Mortgage Loan described in the Loan Request. If for any reason such Mortgage Loan is not funded, Company shall direct and cause the Closing Agent to return and pay the Loan funds immediately to Lender. If the Company receives any such Loan funds, it shall hold the funds in trust for Lender and immediately return and pay such Loan funds to Lender.

5. **AFFIRMATIVE COVENANTS.** The Company hereby covenants and agrees with Lender that, as long as any Obligations remain unpaid or Lender has any obligation to make Loans hereunder, the Company shall:

(a) **Financial Statements.** Furnish to Lender:

(1) Within ninety (90) days after the last day of each fiscal year, Company shall deliver to Lender financial statements (consolidated and consolidating) prepared by a firm of independent certified public accountants acceptable to Lender in its sole discretion, showing the financial position of the Company and its Subsidiaries on such date and the related consolidated and consolidating statements of operations, changes in stockholders' equity and cash flow for the year ended on such date. Company shall certify that the Company has responsibility for the preparation, integrity and reliability of the financial statements and related financial information, that the financial statements were prepared in accordance with GAAP and prevailing practices of the mortgage banking industry and include necessary judgments and estimates by management.

The independent public accountants shall certify that they have audited the financial statements in accordance with GAAP and shall express the opinion that the financial statements present fairly in all material respects the consolidated and consolidating position of the Company and its subsidiaries as of the date of the financial statement and the results of operations, cash flows and consolidated and consolidating financial position of Company in conformity to GAAP.

(2) Within forty-five (45) days after the last day of each of the Company's first three (3) fiscal quarters, Company shall submit to Lender consolidated financial statements showing the consolidated financial position and results of operations of the Company and its Subsidiaries as of and for the period from the beginning of the current fiscal year to such date.

(b) **Reports; Other Information**. Furnish or cause to be furnished to Lender:

(1) Promptly, such financial and other information, including, without limitation, financial statements and/or personal income tax returns of Guarantors, as Lender may from time to time reasonably request.

(2) A certification in form and with content satisfactory to Lender upon the delivery of this executed Agreement and at such other times as requested by Lender, that the Company in making Mortgage Loans, that are characterized as sub-prime loans, on which it seeks advances from Lender, complies with the "Best Practices" for sub-prime lending as promulgated by the Mortgage Bankers Association of America, the American Financial Services Association Statement of Voluntary Standards for Consumer Mortgage Lending, or an equivalent statement of lending practices, including such controls and training as may be necessary for reasonable compliance.

(c) **Payment of Indebtedness**. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, defaulted or accelerated, as the case may be, all its Indebtedness, except Indebtedness (other than Obligations) being contested in good faith and for which provision is made to the satisfaction of Lender for the payment thereof in the event the Company is found to be obligated to pay such Indebtedness and which Indebtedness is thereupon promptly paid by the Company.

(d) **Maintenance of Existence**. Maintain all rights, privileges, licenses, approvals and franchises necessary or desirable in the normal conduct of its business, and comply with all Contractual Obligations and Requirements of Law.

(e) **Fidelity Bonds and Insurance**. Maintain, at its own expense, a blanket fidelity bond and an errors and omissions insurance policy, in form and substance satisfactory to Lender, with loss payable to Lender, and with broad coverage with responsible companies on all officers, employees or other persons acting in any capacity with regard to a Mortgage Loan who handle funds, money, documents and papers relating to a Mortgage Loan. Any such fidelity bond and errors and omissions insurance shall protect and insure Company and Lender against losses, including forgery, theft, embezzlement, fraud, errors and omissions and negligent acts of such persons. No provision of this Section requiring such fidelity bond and errors and omissions insurance shall diminish or relieve Company from its duties and obligations as set forth in this Agreement. The minimum coverage under any such bond and insurance policy shall be at least equal to the greater of $300,000.00 or the amounts required by FNMA in Section 1.01 of the FNMA Guaranteed Mortgage Backed Securities Sellers' and Servicers' Guide, or by FHLMC in Section 6.402 or 6.403 of the FHLMC Sellers' and Servicers' Guide.. Upon request of Lender, Company shall cause to be delivered to Lender a certified true copy of such fidelity bond and insurance policy and a statement from the surety and the insurer that such fidelity bond or insurance policy shall in no event be terminated or materially modified without 30 days' prior written notice to Lender. Company shall give Lender written evidence of renewal of such insurance policy thirty days in advance of the expiration date of such policy.

(f) **Inspection of Property; Books and Records; Discussions**. Keep proper books of record and account in which full, accurate and complete entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities; and permit representatives of Lender to visit its premises and inspect any of its properties and examine and make abstracts from or copy any of its books and records at any reasonable time and as often as may reasonably be desired, and to discuss the business, operations, properties and financial and other condition of the Company and its Subsidiaries, with its officers, managers, employees, and its independent certified public accountants and with the Guarantors.

(g) **Notices**. Promptly give notice to Lender of:

(1) The occurrence of any Event of Potential Default or Event of Default;

(2) Any litigation or proceeding, including but not limited to knowledge of any investigation of the Company by any governmental authority, affecting the Company, any Subsidiary or the Collateral which could have a material adverse effect on the Collateral or the business, operations, property or financial or other condition of the Company or any Subsidiary; and

(3) A material adverse change in the business, operations, property or financial or other condition of the Company or any Subsidiary.

(4) Any change in the name of the Company or its state of its organization.

(h) **Expenses**. Reimburse Lender for all costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements (and fees and disbursements of Lender's in-house counsel) expended or incurred by Lender in any arbitration, mediation, judicial reference, legal action or otherwise, in connection with (a) the negotiation, preparation, amendment, interpretation and enforcement of this Agreement including, without limitation, during any workout, attempted workout, and/or in connection with the rendering of legal advice as to Lender's rights, remedies and obligations under this Agreement or any of the Loan Documents,

(b) collecting any sum which becomes due Lender under this Agreement or any Loan Document, (c) any proceeding for declaratory relief, any counterclaim to any proceeding, or any appeal, or (d) the protection, preservation or enforcement of any rights of Lender. For the purpose of this section, attorneys' fees shall include, without limitation, fees incurred in connection with the following: (1) contempt proceedings; (2) discovery; (3) any motion, proceeding or other activity of any kind in connection with a bankruptcy proceeding or case arising out of or relating to any petition under Title 11 of the United States Code, as the same shall be in effect from time to time, or any similar law; (4) garnishment, levy, and debtor and third party examinations; and (5) post-judgment motions and proceedings of any kind including, without limitation, any activity taken to collect or enforce any judgment. The obligations of the Company under this Section 5(h) shall survive payment of the Obligations.

(i) **Loan Documents**. Comply with and observe all terms and conditions of the Loan Documents.

(j) **Properties**. The Company has good and marketable title to all of its properties and assets and, with the exception of properties acquired by foreclosure or by deed in lieu of foreclosure, none of the assets of the Company is subject to any mortgage, pledge, title retention lien, security interest or encumbrance, except for those expressly permitted herein.

(k) **Independence of Covenants**. Give independent effect to all covenants hereunder so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of another covenant shall not avoid the occurrence of an Event of Default or Potential Default.

(l) **Preservation and Protection of Collateral**. Preserve and protect the Collateral as follows:

(1) To deliver promptly to Lender all originals of Collateral or Proceeds including but not limited to chattel paper, instruments or cash.

(2) At all times upon the request of Lender, account fully for and promptly to deliver to Lender, in the form received, all Collateral or proceeds received, endorsed to Lender as appropriate and accompanied by such assignments and powers, duly executed, as Lender shall request, and until so delivered all Collateral and proceeds shall be held in trust for Lender, separate from all other property of Company and identified as the property of Lender;

(3) At the request of Lender, place on each of its records pertaining to the Collateral a legend, in form and content satisfactory to Lender, indicating that such Collateral has been assigned to Lender;

(4) Do all acts that a prudent investor would deem necessary or desirable to maintain, preserve and protect the Collateral;

(5) Pay (or require to be paid) prior to their becoming delinquent all taxes, assessments, insurance premiums, charges, encumbrances and liens now or hereafter imposed upon or affecting any Collateral;

(6) Appear in and defend, at Company's cost and expense, any action or proceeding which may affect its title to or Lender's interest in the Collateral;

(7) Keep accurate and complete records of the Collateral and to provide Lender with such records and such reports and information relating to the Collateral as Lender may request from time to time;

(8) Comply with all laws, regulations and ordinances relating to the origination, possession, operation, maintenance and control of the Collateral;

(9) Give to Lender within ten (10) days after knowledge or notice thereof is obtained by Company written notice of:

(i) Any casualty or loss in excess of $10,000 with respect to any Property,

(ii) Any acceleration or foreclosure (by power of sale or otherwise) of any Mortgage Loan, or

(iii) Any other event which might materially change any of the facts represented or warranted by Company with respect to any Collateral hereunder or otherwise; and

(10) Notify Lender promptly of any item of Collateral which ceases to be Eligible Collateral.

6. **NEGATIVE COVENANTS**. The Company hereby agrees that, as long as any Obligations remain unpaid or Lender has any obligation to make Loans hereunder, the Company shall not, directly or indirectly:

(a) **Liens**. Create, incur, assume or suffer to exist, any Lien upon the Collateral or, except as disclosed to and approved by Lender in writing, upon any servicing rights of the Company or its rights to payment on account thereof.

(b) **Transfers**. Surrender or lose possession of (other than to Lender), sell, encumber or otherwise dispose of or transfer any Collateral or rights or interest therein;

(c) **Modification of Mortgage Loans**. Modify, compromise, extend, rescind or cancel any deed of trust, mortgage, note or other document, instrument or agreement connected with Mortgage Loans pledged under this Agreement or any document relating thereto or connected therewith or consent to a postponement of strict compliance on the part of any party thereto to any term or provisions thereof.

(d) **Unlawful Use of Collateral.** Use or permit any Collateral to be used unlawfully or in violation of any provision of this Agreement or any applicable statute, regulation or ordinance or any policy or insurance covering the Collateral.

(e) **Fundamental Changes.** Change the essential nature of its business from that conducted on the date of this Agreement, or enter into any transaction of merger or consolidation or amalgamation, change its name or its state of organization, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), convey, sell, lease, assign, transfer or otherwise dispose of, in one transaction or a series of transactions, a substantial portion of its business or assets or acquire by purchase or otherwise all the business or assets of, or stock or other evidences of beneficial ownership of, any Person, make any change in its present method of conducting business, or make any change in its existing management structure.

(f) **Sale of Assets.** Convey, sell, lease, assign, transfer or otherwise dispose of any of its assets (other than obsolete or worn out property), whether now owned or hereafter acquired, other than in the ordinary course of business as presently conducted; provided, however, that in no event shall the Company sell, transfer or otherwise dispose of any part of its servicing portfolio without the prior written consent of Lender if the amount so sold, when aggregated with all such transactions within the preceding twelve (12) month period, equals fifteen percent (15%) or more in dollar amount of the Company's remaining servicing portfolio. In no event shall Company allow any agency such as FNMA, GNMA, FHLMC, or HUD, private investor, or any other party to seize or take control of its servicing portfolio for breach of any servicing agreement applicable to such servicing portfolio.

(g) **Dividends, Etc.** Declare or pay any dividends or distributions, purchase or otherwise acquire for value any of its capital stock, memberships, or interests, now or hereafter outstanding, or make any distribution of assets to its stockholders, members or partners as such, or permit any of its Subsidiaries to purchase or otherwise acquire for value stock, memberships or interests of the Company, except that the Company may

(1) Declare and deliver dividends and distributions payable in common stock, memberships or interests of the Company, and

(2) Purchase or otherwise acquire shares of its capital stock, memberships, or interests, with the proceeds received from the issue of new shares of its capital stock, memberships or interests, and

(3) Declare or pay cash dividends to its stockholders, members, or partners, and purchase or otherwise acquire shares of its own outstanding capital stock, memberships or interests, for cash in excess of the percentage of net income of the Company and its Subsidiaries as set forth in the Commitment Letter computed on a cumulative consolidated bases.

(h) **Equity Base.** Permit the Company's Equity Base to be less than the Minimum Permitted Equity Base at any time.

(i) **Tangible Net Worth.** Permit the Company's Tangible Net Worth to be less than the Minimum Permitted Tangible Net Worth at any time.

(j) **Debt to Net Worth.** Permit the ratio of the Company's consolidated Debt to its Tangible Net Worth to exceed the Permitted Debt to Net Worth Ratio at any time.

(k) **Debt to Equity Base.** Permit the ratio of the Company's consolidated Debt to its Equity Base to exceed the Permitted Debt to Equity Base Ratio at any time.

(l) **Permitted Current Ratio.** Permit the Company's Permitted Current Ratio to fall below the limit set in the Commitment Letter at any time.

(m) **Guaranties.** Guarantee, endorse, assume, become surety for, indemnify or otherwise in any way become or be responsible for the obligations of any other Person except:

(1) endorsements of negotiable instruments for deposit or collection in the ordinary course of business; and

(2) obligations incurred in connection with the sale of Mortgage Loans owned by Company in the ordinary course of business of Company.

(n) **Leases.** Enter into or permit to exist any arrangement involving the leasing from any lessor of real or personal property (or any interest therein) except under:

(1) leases of automobiles, office furniture and equipment, and computer and related equipment used in the ordinary course of business of Company; and

(2) leases of offices occupied by Company.

(o) **VA Guaranties and FHA Insurance.** Commit or suffer to be committed any act which would invalidate the guarantee of the Veterans Administration ("VA") or insurance by the Federal Housing Administration ("FHA") or cause any impairment to the validity of or priority of the lien securing any Mortgage Loan pledged to the Lender hereunder, as applicable, or commit or suffer to be committed to any act which would cause Company to no longer be qualified for the guarantee of the VA or the insurance by the FHA.

(p) **Maintenance of Qualifications.** Commit or suffer to be committed any act which would adversely affect its eligibility to participate as an FHA approved mortgagee, as an approved lender under the VA guarantee program or as an approved seller-servicer of mortgage notes to FNMA, GNMA, and to FHLMC in the FHLMC regions in which it operates, or its eligibility to issue Mortgage-Backed Securities or to service the mortgage pools formed with respect to Mortgage-Backed Securities, as applicable.

(q) **Insurance**. Allow the fidelity bonds and policies of insurance required under Section 5(e) of this Agreement to lapse for non payment of premiums or for any other reason or fail to renew such bonds or insurance.

7. **COLLECTION OF COLLATERAL PAYMENTS, TRANSFER OF SERVICING.**

(a) Until there shall occur an Event of Default or Potential Default, Company shall, at its sole cost and expense, endeavor to obtain payment, when due and payable, of all sums due or to become due with respect to any Collateral ("Collateral Payments" or a "Collateral Payment"), including, without limitation, the taking of such action with respect thereto as Lender may request, or, in the absence of such request, as Company may reasonably deem advisable; provided, however, that Company shall not, without the prior written consent of Lender, grant or agree to any rebate, refund, compromise, or extension with respect to any Collateral Payment or accept any prepayment on account thereof. After an Event of Default or Potential Default, upon the request of Lender, Company will, or Lender in its absolute discretion may, notify and direct any party who is or might become obligated to make any Collateral Payment, to make payment thereof to Lender (or to Company in care of Lender) at such address as Lender may designate. Company will reimburse Lender promptly upon demand for all out-of-pocket costs and expenses, including reasonable attorneys' fees and litigation expenses, incurred by Lender in seeking to collect any Collateral Payment.

(b) If there shall occur an Event of Default or Potential Default, upon the request of Lender, Company will, forthwith upon receipt, transmit and deliver to Lender in the form received, all cash, checks, drafts and other instruments for the payment of money (properly endorsed where required so that such items may be collected by Company at any time as payment on account of any Collateral Payment) and if such request shall be made, until delivery to Lender, such items will be held in trust for Lender and will not be commingled by Company with any of its other funds or property. Thereafter, Lender is hereby authorized and empowered to endorse the name of Company on any check, draft or other instrument for the payment of money received by Lender on account of any Collateral Payment if Lender believes such endorsement is necessary or desirable for purposes of collection.

(c) Company shall, at the request of Lender, transfer to Lender the servicing of such Mortgage Loans which have been in warehouse beyond the Permissible Warehouse Period and furnish Lender all documentation, deposits, accountings and records in regard to such Mortgage Loans. Lender is specifically authorized to send a "good-bye" letter to the Obligors on such Mortgage Loans on Company's behalf directing payment to Lender.

(d) Company will indemnify and save harmless Lender from and against all reasonable liabilities and expenses on account of any adverse claim asserted against Lender relating to any moneys received by Lender on account of any Collateral Payment. Such obligation of Company shall continue in effect after and notwithstanding the discharge of the Obligations and the release of the security interest granted in Section 2 above.

8. **AUTHORIZED ACTION BY LENDER.** Company hereby irrevocably appoints Lender as its attorney-in-fact to do (but Lender shall not be obligated to and shall incur no liability to Company or any third party for failure so to do) at any one time and from time to time any act which Company is obligated by this Agreement to do, and to exercise such rights and powers as Company might exercise with respect to the Collateral, including without limitation, the right to:

(a) Collect by legal proceedings or otherwise and endorse, receive and receipt for all dividends, interest, payments, proceeds and other sums and property now or hereafter payable on, or on account of, the Collateral;

(b) Enter into any extension, reorganization, deposit, merger, consolidation or other agreement pertaining to, or deposit, surrender, accept, hold or apply other property in exchange for the Collateral;

(c) Insure, process and preserve the Collateral;

(d) Transfer the Collateral to Lender's own or its nominee's name by any means, including endorsement or assignment;

(e) Make any compromise or settlement, and take any other action it deems advisable with respect to the Collateral; and

(f) To take all necessary and appropriate action in its name with respect to any Mortgage Loan and the servicing of any Mortgage Loan, including but not limited to, transferring the Mortgage Loan to a Qualified Take-Out Purchaser.

It is further agreed and understood between the parties hereto that such care as Lender gives to the safekeeping of its own property of like kind shall constitute reasonable care of the Collateral when in Lender's possession, or in the possession of Lender's custodian; provided, however, that Lender shall not be required to make any presentment, demand or protest, or give any notice and need not take any action to preserve any rights against any prior party or any other person in connection with the obligations or with respect to the Collateral.

Company further agrees that Lender may at any time and from time to time, but shall not be obligated to, notify any Obligor on any Collateral to make payment directly to Lender.

9. **INTERNET SERVICES.** Lender may make available from time to time a web site from which the Company can access information pertaining to the account of the Company. At the discretion of Lender, Company may also be able to give instructions to Lender with regard to that account through the web site. Lender reserves the right to modify or terminate at any time the web site or any particular service offered through the web site. The services offered by Lender shall be referred to as the "Internet Services." The web site used to provide the Internet Services shall be referred to as the "Internet Services Web Site."

(a) **Setup And Use Of Internet Services.**

(1) **Requirements**. Lender will designate an initial identification number ("ID") for the Company. After receiving this initial ID, the Company shall replace the initial ID with a new ID of the Company's choosing. The Company shall also choose the number of additional Ids which it intends to use, up to nine (9) additional possible IDs per Company, and the Company shall have the ability to change this number. The Company shall also choose the IDs for these additional IDs. Lender reserves the right to require the Company to change its ID(s) from time to time for security reasons. **The Company must protect its ID(s) against unauthorized use. Any person having access to the Company's ID(s) will be able to access the Internet Services and perform transactions, including, at a minimum, reviewing information pertaining to the account of the Company. In the event that the Company authorizes someone to use its ID(s) in any manner, its authorization shall be considered unlimited in amount and manner until the Company has notified Lender in writing that it has revoked the authorization and changed its ID(s), and the Company is responsible for any transactions made using such ID(s) until it notifies Lender of such revocation and Lender has had a reasonable opportunity to act upon the change of the ID(s).**

(2) **Access**. The Internet Services Web Site shall be accessible 24 hours a day, seven days a week. The Internet Services Web Site may be inaccessible for a reasonable period on a daily basis for system maintenance. Lender shall not be liable under this Agreement for failure to provide access due to any catastrophic system failure at Lender or at an Internet service provider, or due to other unforeseen acts (including, without limitation, any mechanical, electronic or communications failure).

The Company's use of the Internet Services shall be determined in the sole discretion of Lender. Subject to applicable law, Lender reserves the right to modify, suspend, or terminate use of the Internet Services at any time and for any reason without notice.

(b) **Equipment and Software Requirements**.

(1) **Requirements**. In order to use the Internet Services, the Company will need a the equipment and software as specified from time to time on the Internet Services Web Site, and access to the Internet. The Company is responsible for the set-up and maintenance of its equipment and software. The Company shall also be responsible for the costs of any Internet services provider it chooses to use to access the Internet.

(2) **Liabilities**. The Company agrees that neither Lender nor any of Lender's Internet service providers are liable for any damages, direct, indirect, special, consequential or otherwise, including economic, property, personal, or other loss or injury, whether caused by hardware or software or systemwide failure, or resulting from the installation, use, or maintenance of the equipment or software necessary to access the Internet Services Web Site and use the Internet Services. Lender shall bear no liability for any error, damages or other loss the Company may suffer due to malfunction or misapplication of any system the Company uses, the Company's Internet service provider, the Company's software, or any equipment the Company may use (including its telecommunications facilities, computer hardware and modem).

The Company shall be liable for the acts or omissions of any Internet service provider it chooses to use to access the Internet while such Internet service provider is transmitting, receiving, storing or handling data as part of the Internet Services, or performing related activities for the Company.

(c) **Security Procedures.** The Company shall properly use those security procedures which the Lender has designated as reasonably sufficient to ensure that all transmissions of data are authorized and to protect Lender's and Company's business records and data from improper access. The Company is responsible for keeping its ID(s), as well as all information pertaining to its account confidential. Lender is entitled to act on transaction instructions received using the Company's ID(s), and the Company agrees that the use of its ID(s) will have the same effect as its signature authorizing the transaction. If the Company authorizes other persons to use its ID(s) in any manner, its authorization shall be considered unlimited in amount and manner until the Company has notified Lender in writing that it has revoked the authorization and changed its ID(s), and the Company is responsible for any transactions made using such ID(s) until it notifies Lender of such revocation and Lender has had a reasonable opportunity to act upon the change of the ID(s).

(d) **Transmission of Instructions.**

(1) **Proper Receipt.** Lender shall have no obligation to perform an instruction until the instruction is accessible to Lender on its computer.

(2) **Verification.** Upon receipt of any instruction, Lender shall promptly and properly transmit a functional acknowledgment in return, unless otherwise specified. Until such functional acknowledgment is made, Lender shall have no obligation to perform the instruction. A functional acknowledgment shall constitute evidence that the instruction has been properly received.

(3) **Performance of Instructions.** Upon receipt and verification of an instruction, and subject to the terms of the Agreement, Lender will perform the instruction within the time frame set forth on the Internet Services Web Site. The Company may change or cancel any instruction prior to Lender's performance by following the procedure set forth on the Internet Services Web Site. Upon proper receipt and verification of any changes to or cancellations of an instruction that Lender receives in accordance with the procedures set forth on the Internet Services Web Site and prior to Lender's performance of the original instruction, including an acknowledgment by Lender that the subsequent instruction is replacing the original instruction, Lender will exercise best efforts to act upon such changes or cancellations. Instructions properly received and verified after the times set forth on the Internet Services Web Site will not be performed until the next business day.

(4) **Garbled Transmissions.** If any transmitted data, including the transmission of any instruction, is received in an unintelligible or garbled form, the receiving party shall promptly notify the originating party (if identifiable from the received data) in a reasonable manner. In the absence of such a notice, the originating party's records of the content of such

data shall control. Lender shall not be liable for the failure to comply with any unintelligible or garbled instruction received from the Company. Nor shall Lender be responsible to ensure that any data which it transmits to the Company not be received by the Company in an unintelligible or garbled form.

(e) **Unauthorized Transactions.** The Company shall notify Lender immediately if it believes that its ID(s) have been lost, stolen, or otherwise used by another person without the Company authorization. To notify Lender, call the customer support phone number displayed in the customer login screen. Lender shall not be liable for any acts or omissions to act undertaken as a result of any instruction received from another person using the Company's ID(s) prior to the Company notifying Lender that the ID(s) are being used without authorization.

(f) **Validity; Enforceability.** This paragraph 9 has been included by the parties to evidence their mutual intent to create binding obligations pursuant to the electronic transmission and receipt of data specifying certain instructions. Data properly transmitted pursuant to this paragraph 9 shall be considered, in connection with any transaction, to be a "writing" or "in writing" and shall be deemed for all purposes (a) to have been "signed" and (b) to constitute an "original" when printed from electronic files or records established and maintained in the normal course of business. The parties agree not to contest the validity or enforceability of such signed writings under the provisions of any applicable law relating to whether certain agreements are to be in writing or signed by the party to be bound thereby. Such signed writings, if introduced as evidence on paper in any judicial, arbitration, mediation or administrative proceedings, will be admissible as between the parties to the same extent and under the same conditions as other business records originated and maintained in documentary form. Neither party shall contest the admissibility of such signed writings under either the business records exception to the hearsay rule or the best evidence rule on the basis that the signed writings were not originated or maintained in documentary form.

(g) **Other Lender Rights and Obligations; Limitation of Lender's Responsibilities.**

(1) **Warranties of Merchantability, Fitness, and Accuracy of Informational Content. YOUR USE OF THE INTERNET SERVICES WEB SITE AND THE INTERNET SERVICES ARE AT YOUR SOLE RISK. THE INTERNET SERVICES WEB SITE AND THE INTERNET SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS. LENDER MAKES NO WARRANTY, EXPRESS OR IMPLIED, TO COMPANY CONCERNING ANY BROWSER OR OTHER SOFTWARE, EQUIPMENT, SERVICE PROVIDER, THE INTERNET SERVICES WEB SITE, THE INTERNET SERVICES OR OTHER SERVICES INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE, UNLESS DISCLAIMING SUCH WARRANTY IS PROHIBITED BY LAW.**

LENDER MAKES NO WARRANTY THAT THE INTERNET SERVICES WEB SITE OR THE INTERNET SERVICES WILL MEET YOUR REQUIREMENTS OR THAT

THE INTERNET SERVICES WEB SITE OR THE INTERNET SERVICES WILL BE UNINTERRUPTED, TIMELY, SECURE, OR ERROR FREE, NOR DOES LENDER MAKE ANY WARRANTY AS TO THE RESULTS THAT MAY BE OBTAINED FROM THE USE OF THE INTERNET SERVICES. THE COMPANY UNDERSTANDS AND AGREES THAT LENDER DOES NOT GUARANTEE THE ACCURACY OR COMPLETENESS OF ANY INFORMATION IN OR PROVIDED IN CONNECTION WITH THE INTERNET SERVICES. LENDER IS NOT RESPONSIBLE FOR ANY ERRORS OR OMISSIONS OR FOR THE RESULTS OBTAINED FROM SUCH INFORMATION.

(2) **No Lender Liability for Viruses.** The Company understands and agrees that any material and/or data received or downloaded or otherwise obtained through access to the Internet Services Web Site or the use of the Internet Services is at the Company's discretion, and that the Lender shall not be liable for any computer virus or software-related problems, or for any damage to the Company's computer system or loss of data that results from or which may be attributable to the services provided in connection with the Internet Services.

(3) **Ownership of Internet Services Web Site.** The content and information on Lender's Internet Services Web Site is copyrighted by Lender and the unauthorized use, reproduction, linking or distribution of any portions is strictly prohibited. Lender reserves the right to change the content and information on the Internet Services Web Site at any time and for any reason without notice.

(h) **Limitation of Damages. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES ARISING FROM OR AS A RESULT OF ANY DELAY, OMISSION OR ERROR IN THE ELECTRONIC TRANSMISSION OR RECEIPT OF ANY DATA PURSUANT TO SECTION 9 OF THE AGREEMENT, EVEN IF EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.**

(i) **Indemnification**. The Company agrees to indemnify and hold Lender, its parents, subsidiaries, affiliates, officers and employees, harmless from any claim or demand, including reasonable attorneys' fees, made by any third party due to or arising out of the Company's use of the Internet Services, the Company's breach of Section 9 of the Agreement, or the infringement by the Company of any intellectual property or other right of any person or entity.

(j) **Geographic Restrictions**. The Internet Services are solely offered to citizens and residents of the United States of America residing in the United States of America. The Company may not be able to use the Internet Services outside the United States of America.

(k) **Electronic Notice**. The Company may use electronic mail (e-mail) to contact Lender about inquiries, maintenance and/or problem resolution issues. E-mail may not be a secure method of communication over the Internet. Thus, Lender recommends that the Company does not send confidential information by e-mail. Lender is not obligated to respond to e-mail any earlier than the next business day. There may be times when the Company needs to speak with someone immediately (especially to report a lost or stolen ID, or to change an ID). In these cases, do not use e-mail.

10. **EVENTS OF DEFAULT**. Upon the occurrence of an Event of Default under Sections 10(a) and 10(f) below and, in all other cases, at the option of Lender, Lender's obligation to make Loans hereunder shall terminate and/or the principal balance of outstanding Loans and interest accrued but unpaid thereon shall become immediately due and payable. The following events shall be an "Event of Default":

(a) The Company shall fail to pay any of the Obligations on the date when due; or

(b) Any representation or warranty made by the Company in any Loan Documents or in connection with any Loan Documents shall be inaccurate or incomplete in any respect on or as of the date made; or

(c) The Company or any Subsidiary shall default in the observance or performance of any agreement contained in Sections 2, 4, 5 and 6 above; or

(d) The Company or any Subsidiary shall default in the observance or performance of any other agreement contained in the Loan Documents and such default shall continue unremedied for a period of thirty (30) days; or

(e) The Company or any Subsidiary shall default in any payment of principal of or interest on any Indebtedness or any other event shall occur, the effect of which is to cause the maturity of such Indebtedness to be accelerated prior to its stated maturity; or

(f) Bankruptcy, Insolvency or other Proceedings.

(1) The Company or any Subsidiary or any Guarantor shall commence any case, proceeding or other action

(i) Under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief in respect to it or its debts, or

(ii) Seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or

(2) The Company or any Subsidiary or any Guarantor shall make a general assignment for the benefit of its creditors; or

(3) There shall be commenced against the Company or any Subsidiary or any Guarantor any case, proceeding or other action of a nature referred to in clause (1) above which

(i) Results in the entry of an order for relief or any such adjudication or appointment, or

(ii) Remains undismissed, undischarged or unbonded for a period of sixty (60) days; or

(4) There shall be commenced against the Company or any Subsidiary or any Guarantor any case, proceeding or other action seeking issuance of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or

(5) The Company or any Subsidiary or any Guarantor shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (1), (2), (3), or (4) above; or

(6) The Company or any Subsidiary or any Guarantor shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

(g)

(1) Any person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code) involving any Plan,

(2) Any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan,

(3) A Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate any Single Employer Plan, which Reportable Event or institution of proceedings is, in the reasonable opinion of Lender, likely to result in the termination of such Plan for purposes of Title IV of ERISA, and, in the case of a Reportable Event, the continuance of such Reportable Event unremedied for ten (10) days after notice of such Reportable Event pursuant to Section 4043(a), (c) or (d) of ERISA is given or the continuance of such proceedings for ten (10) days after commencement thereof, as the case may be,

(4) Any Single Employer Plan shall terminate for purposes of Title IV of ERISA,

(5) Any withdrawal liability to a Multiemployer Plan shall be incurred by the Company or any Commonly Controlled Entity, or

(6) Any other event or condition shall occur or exist; and in each case in clauses (1) through (6) above, such event or condition, together with all other such events or conditions, if any, could subject the Company or any Subsidiary to any tax, penalty or other liabilities in the aggregate material in relation to the business, operations, property or financial or other condition of the Company or any Subsidiary; or

(h) One or more judgments or decrees shall be entered against the Company or any Subsidiary involving claims not paid or not fully covered by insurance and all such judgments or decrees shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from entry thereof; or

(i) Any of the Guarantors shall fail to perform any of its obligations under its guaranty of the Obligations or shall notify Lender of its intention to rescind, modify, terminate or revoke its guaranty with respect to future transactions or otherwise; or

(j) Ten percent (10%) or more by number or principal amount of Mortgage Loans held by Lender as Collateral under the Agreement shall cease to be Eligible Mortgage Loans during any consecutive fifteen (15) day period and shall not be replaced by additional Mortgage Loans constituting Eligible Collateral.

(k) Any agency such as FNMA, GNMA, FHLMC, or HUD, or private investor, or any other party shall seize or take control of Company's servicing portfolio for breach of any servicing agreement applicable to such servicing portfolio, or for any other reason whatsoever.

(l) The reasonable determination by Lender that a material adverse change has occurred in the financial condition of the Company.

(m) At such time as the Warehouse Value of the Mortgage Loans in warehouse is less than the Book Account Amount, or at such time Lender in its reasonable discretion determines that there is no willing buyer for Mortgage Loans in warehouse amounting to at least five percent (5%) of the Book Account Amount.

11. **REMEDIES**. Upon the occurrence of an Event of Default, Lender may at its option and without notice to or demand upon Company, and in addition to all rights and remedies hereunder and under the Agreement or otherwise at law or in equity.

(a) Foreclose or otherwise enforce Lender's security interest in the Collateral in any manner permitted by law or provided for in this Agreement;

(b) Sell or otherwise dispose of the Collateral or any part thereof at one or more public or private sales, whether or not such Collateral is present at the place of sale, for cash or credit or future delivery, on such terms and in such manner as Lender may determine;

(c) Apply all funds in Company's operating account to Company's Obligations;

(d) Require Company to assemble the Collateral and/or books and records relating thereto and make such available to Lender at a place to be designated by Lender.

(e) Enter onto property where any Collateral or books and records relating thereto are located and take thereof with or without judicial process; and.

(f) Prior to the disposition of the Collateral, prepare it for disposition in any manner and to the extent Lender deems appropriate; provided, however, that Company shall be given ten (10) days prior notice of the time and place of any public sale or of the time after which any private sale or other intended disposition is to be made, which notice Company on its behalf hereby agrees shall be deemed reasonable notice thereof.

(g) Lender may, at its option, deliver and sell any Mortgage Loan or other Collateral pursuant to the Take-Out Purchase Commitment originally obtained by Company with respect to the Mortgage Loan or other Collateral. Such a disposition of the Collateral after an Event of Default is not a sale or other disposition under the Commercial Code, but the continued performance of this Agreement by the Lender.

Upon any sale or other disposition pursuant to this Agreement, Lender shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral or portion thereof so sold or disposed. Each purchaser at any such sale or other disposition shall hold the Collateral free from any claim or right of whatever kind, including any equity or right of redemption of Company, and Company specifically waives (to the extent permitted by law) all rights of redemption, stay or appraisal which it has or may have under any rule of law or statute now existing or hereafter adopted. Lender agrees that upon payment in full of the Obligations, it will deliver any remaining Collateral or Proceeds to the Person or entity entitled thereto and will execute, deliver, and record all instruments necessary to release fully all security interests held by the Lender in the Collateral or Proceeds.

12. INDEMNITY.

Company expressly agrees to indemnify and does hereby indemnify and hold harmless Lender, its officers, directors, employees, affiliates, agents, and representatives (hereinafter referred to as the "Representatives"), against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses, and disbursements of any kind or nature whatsoever, which may be imposed on, incurred by, or assessed against Lender or its Representatives in any way related to, or arising out of any of this Agreement, the Commitment Letter, or any Loan Document, including, but not limited to, any failure of Company or any party to the Mortgage Loan, to comply with any governmental or regulatory requirements, to the extent that any of the same results directly or indirectly from any claims made or actions, suits, or proceedings commenced by or on behalf of any person other than Lender or its Representatives, provided that Lender and its Representatives shall have no right to indemnification hereunder with regard to Lender or its Representative's gross negligence. The indemnities contained in this Section shall survive the termination of this Agreement

13. **MISCELLANEOUS PROVISIONS.**

(a) **Independence of Parties.** Nothing herein shall be deemed or construed to create a partnership or joint venture between the parties hereto and each party hereto is an independent contractor.

(b) **Representations, Warranties.** This Agreement, the Commitment Letter, the Guaranties and other documents required herein merge all previous negotiations and agreements, constitute the entire agreement between the parties and may be amended or modified only by a writing duly signed by Lender. Lender has made no representations, warranties or agreements, written or oral, express or implied, other than expressly set forth in the documents described.

(c) **Loans after Maturity Date.** Company acknowledges that all obligation of Lender to make loans to Company shall without any additional notice from Lender cease and terminate on the Maturity Date stated in the Commitment Letter, and that said Maturity Date may be extended only by a written extension duly signed by Lender in its absolute discretion and without any obligation to extend the Maturity Date. If Lender makes loans to Company after said Maturity Date without execution of any new extension or new or modified Agreement (in the absolute discretion of Lender and without any obligation to make Loans after the Maturity Date), Company expressly agrees that all terms and conditions of this Agreement shall apply to any such Loan made to Company, provided, however, that Lender shall have the right at any time and from time to time after Maturity Date to notify Company that Lender will discontinue making Loans in any amount to Company thirty (30) days after written notice to Company, and Company acknowledges and agrees that Lender may discontinue making Loans in any amount from and after said 30 days.

(d) **Failure to Make Loan.** If Lender refuses to make a Loan upon Collateral which turns out to be an Eligible Mortgage Loan, and all other conditions of this Agreement are complied with, Lender agrees to pay Company damages at the rate of two percent per annum times the unpaid principal amount of the Eligible Mortgage Loan from date of rejection by Lender for a period of 90 days or until the date that the Mortgage Loan is sold or funded by a mortgage warehouse facility elsewhere or to the Maturity Date specified in the Commitment Letter, whichever date first occurs. If Lender terminates the entire Agreement for Default and it is later determined that no such Default in fact occurred, Lender shall pay Company damages at the rate of two percent per annum times the unpaid principal amount of any Eligible Mortgage Loan from date funding of a Loan by Lender is actually requested for a period not exceeding 90 days from date such funding is requested or until it is sold or funded by a mortgage warehouse facility elsewhere or the Maturity Date specified in the Commitment Letter, whichever date first occurs. To induce Lender to enter into this Agreement, Company covenants and agrees that, in event of breach of this Agreement by Lender, damages will be difficult to fix and shall be limited to the damages calculated as specified in this subsection, and that Lender and its principals and assigns shall have no further or other liability to Company for general, special, consequential or punitive damages or otherwise.

(e) **Dispute Resolution.**

(1) **Mandatory Mediation or Arbitration**. Any controversy or claim between or among the parties, their agents, employees and Affiliates, including but not limited to those arising out of or relating to this Agreement or any other Loan Document and any claim based on or arising from an alleged tort, shall, at the option of any party, and at that party's expense, be submitted to mediation, using either the American Arbitration Association ("AAA") or Judicial Arbitration and Mediation Services, Inc. ("JAMS"). If mediation is not used, or if it is used and it fails to resolve the dispute within 30 days from the date AAA or JAMS is engaged, then the dispute shall be determined by arbitration in accordance with the rules or either JAMS or AAA (at the option of the party initiating the arbitration) and Title 9 of the U.S. Code, regardless of any other choice of law provision in the Loan Documents. All statutes of limitations or any waivers contained herein which would otherwise be applicable shall apply to any arbitration proceeding under this subsection 13(e)(1). The parties agree that related arbitration proceedings may be consolidated. The arbitrator selected shall be an attorney, licensed to practice law with not less than twenty (20) years of experience in the practice of law, or a retired judge. The arbitrator shall prepare written reasons for the award. Judgment upon the award rendered may be entered in any court having jurisdiction. This subsection 13(e)(1) shall apply only if, at the time of the proposed submission to AAA or JAMS, (1) none of the obligations to Lender described in or covered by any of the Loan Documents are secured by real property collateral or, (2) if so secured, all parties consent to such submission.

(2) **Jury Waiver/Judicial Reference**. If the controversy or claim is not submitted to arbitration as provided and limited in subsection 13(e)(1), but becomes the subject of a judicial action, **EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHT TO TRIAL BY JURY OF THE CONTROVERSY OR CLAIM**. In addition, any party may elect to have all decisions of fact and law determined by a referee appointed by the court in accordance with applicable state reference procedures. The party requesting the reference procedure shall ask AAA or JAMS to provide a panel of retired judges and the court shall select the referee from the designated panel. The referee shall prepare written findings of fact and conclusions of law. Judgment upon the award rendered shall be entered in the court in which such proceeding was commenced.

(3) **Provisional Remedies, Self Help, and Foreclosure**. No provision of, or the exercise of any rights under, subsection 13(e)(1), (a) shall limit the right of any party to exercise self-help remedies such as setoff, to foreclose against any real or personal property collateral, or to obtain provisional or ancillary remedies such as injunctive relief or the appointment of a receiver from a court having jurisdiction before, during or after any mediation or arbitration. At Lender's option, foreclosure under a deed of trust or mortgage may be accomplished either by exercise of power of sale under the deed of trust or mortgage, or by judicial foreclosure. The institution and maintenance of an action for judicial relief or pursuit of provisional or ancillary remedies or exercise of self help remedies shall not constitute a waiver of

the right of any party, including the plaintiff, to submit the controversy or claim to mediation or arbitration.

(4) **Conflict**. To the extent any provision of this dispute resolution clause is different than the terms of any Loan Document, the terms of this dispute resolution clause shall prevail.

(f) **Waiver**. Any waiver, forbearance, failure or delay by Lender in exercising, or the exercise or beginning of exercise by Lender of, any right, power or remedy, simultaneous or later, shall not preclude the further, simultaneous or later exercise thereof, and every right, power or remedy of Lender shall continue in full force and effect until such right, power or remedy is specifically waived in a writing executed by Lender. The allowance by Lender of Company to exceed its Credit Limit from time to time is not a waiver of the Credit Limit as set forth in the Commitment Letter unless such action is evidenced by a written amendment to the Commitment Letter. The acceptance of partial payments on an obligation is not a waiver of Lender's right to demand full payment of such obligation unless there is a writing signed by Lender that specifically states that the acceptance of partial payments is a waiver of Lender's right to make demand for full payment.

(g) **Assignment**. The Company may not assign its rights or obligations under this Agreement without the prior written consent of Lender. Lender may assign all of its right, title and interest in this Agreement, the Collateral, the Loan Documents and the Obligations in its discretion, provided that such assignee shall assume all of Lender's Obligations hereunder.

(h) **Binding Upon Successors**. All rights of Lender under this Agreement shall inure to the benefit of Lender and its successors and assigns, and all obligations of Company shall bind its successors and assigns.

(i) **Disclosure**. Lender shall not disclose financial information concerning Company except to its parent, its accountants, and attorneys, its regulators, and to such other third parties as may be required in order to carry out Lender's Obligations or enforce Company's Obligations as provided in this Agreement, including but not limited to industry reporting entities. The Company consents and agrees that Lender may disclose to any prospective or actual successors or assigns financial statements, Loan Requests, credit reports, credit ratings and any and all other information in the possession of or available to Lender relating to the Company and that Lender shall not be liable to Company for any error, omission or inaccuracy in any of the foregoing. Company agrees to hold Lender harmless and to defend and indemnify Lender against any claims by or liabilities to Company or to any such successor or assign of Lender arising out of or related to any disclosure by Lender related to Company. Company agrees to furnish directly to any prospective assignee such financial statements and other financial information as described at Sections 5(a) and 5(b) herein, as may be requested by Lender.

(j) **Amendment**. This Agreement may not be amended or in any manner modified by an oral agreement, whether or not such oral agreement is executed or is supported by a new consideration. This Agreement may not be amended or in any manner modified unless such amendment or modification is in writing and signed by Lender and the Company. This Agreement and all related Loan Documents are for the sole benefit of Lender and Company and may be amended, modified or cancelled at any time or from time to time without consultation with or consent of any other entity.

(k) **Cumulative Rights; No Waiver**. The rights, powers and remedies of Lender hereunder are cumulative and in addition to all rights, powers and remedies provided under any and all agreements between the Company and Lender relating hereto, at law, in equity or otherwise. Any delay or failure by Lender to exercise any right, power or remedy shall not constitute a waiver thereof by Lender, and no single or partial exercise by Lender of any right, power or remedy shall preclude other or further exercise thereof or any exercise of any other rights, powers or remedies.

(l) **Entire Agreement**. This Agreement and the documents and agreements referred to herein embody the entire agreement and understanding between the parties hereto and supersede all prior or contemporaneous agreements and understandings relating to the subject matter hereof and thereof.

(m) **Survival**. All representations, warranties, covenant and agreements herein contained on the part of the Company shall survive the termination of this Agreement and shall be effective until the Obligations are paid and performed in full or longer as expressly provided herein.

(n) **Notices**. All notices given by either party to the other shall be in writing, delivered personally, by facsimile with confirmation of receipt, by recognized overnight mail service and/or by depositing the same in the United States mail, first class, with postage prepaid, addressed to the party at the address set forth in the Commitment Letter. Either party may change the address to which notices are to be sent by written notice of such change to the other party given as provided herein. Notice shall be effective upon personal service, receipt of facsimile, receipt of overnight mail delivery and/or deposit of United States mail, first class, postage prepaid.

(o) **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to its choice of law provisions, and, where applicable and except as otherwise defined herein, terms used herein shall have the meaning given to them in the California Uniform Commercial Code, as amended from time to time.

(p) **Independent Legal Advice: Company**. Company represents, warrants and agrees that it has had the opportunity to receive independent legal advice from independent counsel of its choice with respect to the advisability of making the agreements provided for in this Agreement and the related Loan Documents, and with respect to the advisability of executing this Agreement and the Loan Documents. Company has not relied upon any statement, representation or promise of Lender (or of any officer, agent, employee, representative, or attorney for such other party) in executing this Agreement or the Loan Documents, except as expressly stated in this Agreement.

(q) **Section Titles**. The section titles contained in this Agreement shall be without substantive meaning or content of any kind whatsoever and shall not govern the interpretation of any of the provisions of this Agreement.

(r) **Reliance by Lender**. All covenants, agreements, representations and warranties made herein by Company shall, notwithstanding any investigation by Lender, be deemed to be material to and to have been relied upon by Lender and shall survive the execution and delivery of the Agreement.

(s) **Counterparts; Effectiveness**. This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. This Agreement shall become effective when received by Lender.

(t) **Place of Business; Records**. Company represents and warrants that its chief place of business is at its address set forth in the Commitment Letter, and that its books and records concerning the Collateral are kept at its chief place of business.

(u) **Custodial Arrangements**. Lender may from time to time appoint a person or entity to act as agent and representative of Lender hereunder and to hold possession of the Collateral (or a portion thereof) and to take actions at the direction of Lender to the fullest extent and in such manner and at such times as are permitted by Lender hereunder. Company hereby consents to any and all such appointments and agrees to deliver Collateral to such person or entity upon the direction of Lender. Company further agrees that any such person or entity shall be exclusively the bailee and agent of Lender, that receipt of Collateral by Lender's custodian shall be constructive receipt by Lender and shall perfect Lender's security interest in the Collateral, and that Company shall not have and shall not attempt to exercise any degree of control over such person or entity or over any Collateral held at any time by such person or entity.

14. **DEFINITIONS**. For purposes of this Agreement, the terms set forth below shall have the following meanings:

"Acceptable Jurisdiction" shall have the meaning set forth in the Commitment Letter.

"Additional Collateral Documents" shall consist of the Guaranties, Uniform Commercial Code Financing Statements, Assignments, Pledges and other instruments evidencing a security interest in Lender which may be required by the Agreement, Commitment Letter or related Loan Documents.

"Additional Credit Facilities" shall mean, collectively and severally, each and every credit facility made available by Lender to and for the account of the Company the documentation for which recites that such credit facility is intended to be an Additional Credit Facility hereunder.

"Affiliate" shall mean an entity owned all or in part by Company, a Parent, or another Affiliate.

"Agreement" shall mean this Agreement and the Commitment Letter, as each may be amended, extended or replaced from time to time .

"Available Deposits" shall mean those net free collected balances in the Company's non-interest-bearing accounts and impound accounts maintained with Lender, or with another financial institution acceptable to Lender and under written agreement with Lender (computed after deduction of amounts required to compensate Lender for services rendered and deduction of amounts required by Lender to be maintained on deposit as reserves, determined in accordance with Lender's standard system of analysis for similar accounts). Lender reserves the right to cancel the availability of the benefits of "Available Deposits" at any time in its sole discretion.

"Book Account Amount" shall have the meaning given to it in Section 1(c) of this Agreement.

"Closing Agent" shall mean an independent attorney, escrow company or title company which is not an Affiliate of the Company and which is designated by the Company in writing to close the Mortgage Loan for and on behalf of the Company, or such other Person as may be approved by Lender in writing, and which shall have in force insurance insuring Company and Lender and Lender's successors in interest, against any breach of fidelity by such Closing Agent and against any loss or damage from loss or destruction of documents, theft, misappropriation, or errors or omissions.

"Collateral" shall have the meaning set forth in the Agreement.

"Commitment Letter" shall mean any letter of most recent date from time to time addressed to the Company and duly executed by Lender and the Company, referencing this Agreement and setting forth the specifics of certain terms and provisions of this Agreement.

"Commonly Controlled Entity" of a Person shall mean a Person, whether or not incorporated, which is under common control with such Person within the meaning of Section 414(c) of the Internal Revenue Code.

"Construction Mortgage Loan" shall mean a Mortgage Loan, the proceeds of which are being advanced by Lender, to enable Obligor to construct or to cause to be constructed improvements on the real property securing such Mortgage Loan.

"Contractual Obligation" as to any Person shall mean any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

"Credit Limit" shall mean the aggregate amount of credit agreed to be made available by Lender to the Company, from time to time, to and including the Maturity Date, as set forth in the Commitment Letter.

"Current Assets" shall mean those assets set forth in the consolidated balance sheet of the Company, prepared in accordance with GAAP, as current assets, defined as those assets that are now cash or will by their terms or disposition be converted to cash within one year of the Statement Date or the Interim Date.

"Current Liabilities" shall mean those liabilities set forth in the consolidated balance sheet of the Company, prepared in accordance with GAAP, as current liabilities, defined as those liabilities due upon demand or within one year of the Statement Date or the Interim Date.

"Current Ratio" shall mean the sum of the amounts set forth in the consolidated balance sheet of the Company, prepared in accordance with GAAP, on the Statement Date or the Interim Date as Current Assets, divided by the sum of the amounts set forth as Current Liabilities.

"Debt" of any Person shall mean

(a) Indebtedness for borrowed money or for the deferred purchase price of property or services in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which such Person otherwise assures a creditor against loss, and

(b) Obligations under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases in respect of which obligations such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person or entity otherwise assures a creditor against loss, and

(c) Unfunded vested benefits under each Plan maintained for employees of such Person, and

(d) All amounts in the Book Account plus outstanding Loan Fees.

"Draft Account" shall mean that account of the Company described in the Commitment Letter maintained in the Company's name alone with the depository institution designated by Lender from time to time.

"Eligible Collateral" shall mean all Eligible Mortgage Loans, Eligible Mortgage-Backed Securities and all other Collateral meeting the requirements of "Types of Eligible Collateral" set forth in the

Commitment Letter, and, in each case, as to which there shall have been delivered to Lender or its custodian those items set forth in the Loan Request. In determining the eligibility of any Collateral, Lender may require delivery to it of satisfactory opinions of counsel relating to local laws of the jurisdiction to which the Collateral is related. Notwithstanding anything contained in this Agreement, Lender in its sole discretion may reject any Collateral as ineligible under this Agreement. Any of the requirements for eligibility may be waived by Lender; provided, however, that any Collateral which is initially acceptable as Eligible Collateral and which subsequently fails to meet any of the foregoing requirements or representations hereof shall forthwith cease to be Eligible Collateral.

"Eligible Mortgage-Backed Security" shall mean a Mortgage-Backed Security which, if guaranteed by any Person, conforms in all respects under the guaranty thereof as to the timely payment of the principal and interest on such Mortgage-Backed Security and as to which no proceeds have been paid under such guaranty, or, if not subject to the guaranty of any Person, has never been delinquent as to any payment of principal or interest thereunder.

"Eligible Mortgage Loan" shall mean a Mortgage Loan with respect to which each of the following statements shall be accurate and complete (and the Company by including such Mortgage Loan in any computation of the Warehouse Value shall be deemed to so represent and warrant to Lender at and as of the date of such computation):

(a) Said Mortgage Loan is a binding and valid obligation of the Obligor thereon, in full force and effect and enforceable in accordance with its term,

(b) Said Mortgage Loan is genuine, in all respects as appearing on its face or as represented in the books and records of the Company, and all information set forth therein is true and correct,

(c) Said Mortgage Loan is free of default of any party thereto (including the Company), counterclaims, offsets and defenses and from any rescission, cancellation or avoidance, and all right thereof, whether by operation of law or otherwise,

(d) No payment under said Mortgage Loan is past due the payment due date set forth in the underlying promissory note and deed of trust (or mortgage),

(e) Said Mortgage Loan contains the entire agreement of the parties thereto with respect to the subject matter thereof, has not been modified or amended in any material respect and is free of concessions or understandings with the Obligor thereon of any kind not expressed in writing therein, except to the extent disclosed to the Lender, in writing,

(f) Said Mortgage Loan has been made and complies in all respects with all requirements of any federal, state or local law, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Acts, the Home Ownership and Equity Protection

Act, consumer protection legislation, regulations or ordinances aimed at preventing unfair lending practices, and all of the regulations and rules implementing such laws. The performance of the Mortgage Loan by any of the parties to the Mortgage Loan in accordance with the terms of said Mortgage Loan shall not result in a violation of any such laws. In addition, the Company in making such Mortgage Loan shall not have engaged in practice or practices which are deceptive or fraudulent.

(g) All advance payments and other deposits on said Mortgage Loan have been paid in full, and no part of said sums have been loaned, directly or indirectly, by the Company to the Obligor, and other than as disclosed to Lender in writing there have been no prepayments on said Mortgage Loan, (except for loans made in connection with buy-downs in the ordinary course of business),

(h) At all times said Mortgage Loan (with the exception of the Property) will be free and clear of all liens, encumbrances, charges, rights and interests of any kind, except as approved by Lender, and except in the case of a Take-Out Purchase Commitment in the ordinary course of business,

(i) The Property covered by said Mortgage Loan is insured against loss or damage by fire and all other hazards normally included within standard extended coverage in accordance with the provisions of said Mortgage Loan with the Company named as loss payee thereon,

(j) The Property covered by said Mortgage Loan is free and clear of all liens, encumbrances, charges, rights and interests of any kind except of the Company (which has assigned any and all such liens, encumbrances, charges, rights and interests to Lender) or disclosed in a title policy, preliminary title report or lot book guaranty delivered to Lender concurrently with the delivery of the Mortgage Loan,

(k) The Property covered by said Mortgage Loan is located in an Acceptable Jurisdiction,

(l) Unless otherwise provided in the Commitment Letter, said Mortgage Loan is covered by a Take-Out Purchase Commitment which is in full force and effect and is in full compliance therewith,

(m) The date of the promissory note is no earlier than six months prior to the date said Mortgage Loan is first funded in whole or in part pursuant to this agreement,

(n) Said Mortgage Loan conforms in all respects to the description of "Types of Eligible Collateral" set forth in the Commitment Letter, and

(o) Said Mortgage Loan is underwritten by the Company to standards acceptable to HUD, VA, FNMA, FHLMC, or Qualified Take-Out Purchaser.

(p) The Company in determining the appraised fair market value of said Mortgage Loan is required to use state licensed appraisers or a software program acceptable to Lender. Said appraiser shall have no interest, direct or indirect, in the mortgaged property, or in any loan made on the security thereof, and said appraiser's compensation shall not be affected by the approval or disapproval of the mortgage loan.

(q) Said Mortgage Loan has been closed, or will be closed, by a Closing Agent approved by Lender in its discretion.

(r) The Loan-to-Value ratio shall not exceed 1.5, or such ratio as may be provided in the Commitment Letter.

(s) The original promissory note shall have been delivered to Lender no later than three (3) business days from funding and, to the extent applicable, the Mortgage Loan shall have been registered in the MERS System within three (3) business days from funding.

"Equity Base" shall mean at any date the sum of

(a) Tangible Net Worth, plus

(b) Three quarters of one percent [(0.75) . (1%)] of the aggregate outstanding principal balance of the Company's mortgage loan servicing portfolio (internally generated or acquired by purchase), which is not pledged as security on any other debt or obligation.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as the same may from time to time be supplemented or amended.

"Event of Default" shall have the meaning set forth in Section 10 above.

"Event of Potential Default" shall mean any event which with the passage of time or the failure to cure shall become an Event of Default.

"FHA" shall mean the Federal Housing Administration and any successor agency.

"FHLMC" shall mean the Federal Home Loan Mortgage Corporation and any successor agency.

"FNMA" shall mean the Federal National Mortgage Association and any successor agency.

"GAAP" shall mean accounting principles generally accepted in the United States of America in effect from time to time, as set forth in the statements, opinions, pronouncements, interpretations, bulletins, and abstracts of the respective accounting standard setting bodies such as the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities Exchange Commission, the Emerging Issues Task Force, and the opinions and pronouncements of the Accounting Principles Board, or any other entity that may be approved by a significant segment of the accounting profession now or in the future..

"GNMA" shall mean the Government National Mortgage Association and any successor agency.

"Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guarantors" shall mean guarantors of the Obligations described more particularly in the Commitment Letter.

"Indebtedness" of any Person shall mean all items of indebtedness which, in accordance with generally accepted accounting principles and practices, would be included in determining liabilities as shown on the liability side of a balance sheet of such Person as of the date as of which indebtedness is to be determined, including, without limitation, all obligations for money borrowed and capitalized lease obligations, and shall also include all indebtedness and liabilities of others assumed or guaranteed by such Person or in respect of which such Person is secondarily or contingently liable (other than by endorsement of instruments in the course of collection) whether by reason of any agreement to acquire such indebtedness or to supply or advance sums or otherwise.

"Interim Date" shall have the meaning set forth in the Commitment Letter.

"LIBOR" shall have the meaning given to the term in the Pricing Schedule attached to the Commitment Letter.

"Lien" shall mean any security interest, mortgage, pledge, lien, claim, charge or encumbrance (including any conditional sale or other title retention agreement), any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.

"Loan Documents" shall mean this Agreement, the Commitment Letter, the Additional Collateral Documents, and any other documents, instrument or agreement executed by the Company in connection therewith.

"Loan Request" shall mean a request in form of Exhibit I to this Agreement as such form may be amended from time to time by Lender or such other format as may be specified in the Commitment Letter.

"Loan-to-Value Ratio" shall mean,

(a) With respect to any Residential Mortgage Loan, the ratio of the aggregate indebtedness secured by such Property (including the indebtedness represented by such

Residential Mortgage Loan) to the lesser of the appraised fair market value or sales price of the subject Property at the date the loan represented by such Residential Mortgage Loan was made, and

(b) With respect to any Construction Mortgage Loan, the ratio of the aggregate indebtedness secured by such property (including the indebtedness represented by such Construction Mortgage Loan) to the projected appraised fair market value of the subject property after completion of the improvements to be constructed thereon with the proceeds of such Construction Mortgage Loan.

"Maturity Date" shall mean the date set forth in the Commitment Letter (as such date may be expressly extended from time to time in writing by Lender).

"Minimum Permitted Equity Base" shall have the meaning set forth in the Commitment Letter.

"Minimum Permitted Tangible Net Worth" shall have the meaning set forth in the Commitment Letter.

"Mortgage-Backed Security" shall mean a pass-through mortgage-backed certificate, guaranteed by a governmental agency or other Person or otherwise meeting the requirements of "Types of Eligible Collateral" set forth in the Commitment Letter.

"Mortgage Loan" shall mean a real estate secured loan, made by the Company to an Obligor or acquired by the Company, including, without limitation:

(a) A promissory note and related deed of trust (or mortgage) and/or security agreements;

(b) All guaranties and insurance policies, including, without limitation, all mortgage and title insurance policies and all fire and extended coverage insurance policies and rights of the Company to return premiums or payments with respect thereto;

(c) All right, title, and interest of the Company in the Property covered by said deed of trust (or mortgage); and

(d) The Take-Out Purchase Commitment, if any, related thereto.

"Multiemployer Plan" as to any Person shall mean a Plan of such Person which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Obligations" shall mean any and all debts, obligations and liabilities of the Company to Lender (whether now existing or hereafter arising, voluntary or involuntary, whether or not jointly owed with others, direct or indirect, absolute or contingent, liquidated or unliquidated, and whether or not from time to time decreased or extinguished and later increased, created or incurred), arising out of or related to the Loan Documents.

"Obligor" shall mean the individual or individuals obligated to pay the indebtedness which is the subject of a Mortgage Loan.

"Parent" shall mean a person or entity which owns all or part of the stock or equity interest in the Company.

"PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

"Permissible Warehouse Period" shall mean for any item of Eligible Collateral the earlier of the period of time set forth in the Commitment Letter or 10 days following the expiration of the applicable Take-Out Purchase Commitment, if any.

"Permitted Current Ratio" shall have the meaning set forth in the Commitment Letter.

"Permitted Debt to Equity Base Ratio" shall have the meaning set forth in the Commitment Letter.

"Permitted Debt to Tangible Net Worth Ratio" shall have the meaning set forth in the Commitment Letter.

"Person" shall mean any corporation, natural person, firm, joint venture, partnership, trust, unincorporated organization, government or any department or agency of any government.

"Plan" shall mean as to any Person, any pension plan that is covered by Title IV of ERISA and in respect of which such Person is an "employer" as defined in Section 3(5) of ERISA.

"Potential Default" shall mean an event which but for the lapse of time or the giving of notice, or both, would constitute an Event of Default.

"Prevailing Interest Rate" shall mean the interest rate accruing on the Obligations prior to the maturity thereof, as set forth in the Commitment Letter.

"Proceeds" shall mean whatever is receivable or received when a Loan or Collateral or proceeds is sold, collected, exchanged, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes, without limitation, all rights to payment, including return premiums, with respect to any insurance relating thereto.

"Property" shall mean the real property, including the improvements thereon, and the personal property (tangible and intangible) which are encumbered as collateral security for a Loan.

"Qualified Take-Out Purchaser" is a purchaser to be specified by Lender who is qualified under the terms and conditions stated in the Commitment Letter or otherwise acceptable to Lender in its absolute discretion.

"Reference Rate" shall mean the rate of interest announced publicly by First Collateral Services, Inc. from time to time at its Concord, California, Executive Offices, and shall be based upon the reference or prime rate as announced by five MoneyCenter Banks, to be determined by the majority of said banks, or if no majority exists, then by the selection of such rate as announced by one or more of said banks by First Collateral Services, Inc.

"Reportable Event" shall mean a reportable event as defined in Title IV of ERISA, except actions of general applicability by the Secretary of Labor under Section 110 of ERISA.

"Required Fees" are fees required to be paid by Company under the Agreement or other agreement between Company and Lender, including the Commitment Letter.

"Requirements of Law" shall mean as to any Person the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation, or a final and binding determination of an arbitrator or a determination of a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Residential Mortgage Loan" shall mean a Loan the proceeds of which were advanced to enable the Obligor (or its predecessor if the Mortgage Loan has been assumed by the present Obligor) to acquire a 1-4 unit family residence.

"Single Employer Plan" shall mean as to any Person any Plan of such Person which is not a Multiemployer Plan.

"Statement Date" shall have the meaning set forth in the Commitment Letter.

"Subsidiary" shall mean any entity whether a corporation, partnership, limited partnership, limited liability company or otherwise, where Company owns or controls more than fifty percent (50%) either directly or indirectly through other Subsidiaries of the power to elect the board of directors, general partner, trustees or managers of such entity.

"Take-Out Purchase Commitment" with respect to any Collateral shall mean a bona fide current, unused and unexpired commitment made by a Qualified Take-Out Purchaser, under which said Person agrees, prior to or on the expiration thereof, upon the satisfaction of certain terms and conditions therein, to acquire such Collateral, which commitment is not subject to any term or condition which is not customary in commitments of like nature or which, in the reasonably anticipated course of events, cannot be fully complied with prior to the expiration thereof.

"Tangible Net Worth" shall mean the sum of the amounts set forth on the consolidated balance sheet of the Company, prepared in accordance with GAAP as

(a) The par or stated value of all outstanding preferred and common stock for corporations, or partners' capital, contributed capital, or members' equity for partnerships, limited partnerships, limited liability partnerships, limited liability corporations, or any other non-incorporated entity accounted for like a partnership under GAAP;

(b) Paid-in capital in excess of par or stated value of all outstanding preferred and common stock for corporations;

(c) Other comprehensive income, less the sum of

(1) Unrealized gains and losses on securities classified as available-for-sale, and

(2) Minimum pension liability adjustments.

(d) Retained earnings, less the sum of

(1) Goodwill, including any amounts (however designated on such balance sheet) representing the cost of acquisitions of subsidiaries in excess of underlying tangible assets,

(2) Purchase premiums on investments accounted for under the equity method of accounting,

(3) Intangible assets, including

(i) marketing related intangible assets, including, but not limited to, patents, trademarks, trade names, copyrights, internet domain names, and noncompete agreements,

(ii) customer related intangible assets, including, but not limited to, customer lists, customer contracts and related customer relationships, and noncontractual customer relationships,

(iii) contract based intangible assets, including, but not limited to, licensing, lease agreements, and servicing contracts,

(iv) technology based intangible assets, including, but not limited to, patented technology, computer software, and databases, and

(v) any other intangible asset not specifically mentioned above, but defined as an intangible asset by GAAP.

(4) Leasehold improvements not recoverable at the expiration of a lease, and deferred charges (including, but not limited to, unamortized debt discount and expense, organizational expenses), and

(5) Loans receivable by Company from parents, affiliates, subsidiaries, or Commonly Controlled Entities, or officers, directors, and holders of stock in parents, affiliates or subsidiaries or other Commonly Controlled Entities.

(6) Any amounts (however designated on the Consolidated Balance Sheet of the Company) allocated to the purchase of the Company's servicing portfolio or any part thereof, or any amounts (however designated on such balance sheet) attributable to the capitalization of servicing fees in excess of the cost of servicing.

(7) Any amounts (however designated on the Consolidated Balance Sheet of the Company) allocated to interest-only strips, principal-only strips, residual interests, or any other retained interests resulting from securitization transactions (except for amounts designated in item (6) above.

"Tangible Net Worth Maintenance Agreement" shall be an agreement whereby the obligors under such agreement agree to maintain the Tangible Net Worth of the Company at a stated value.

"VA" shall mean the Veterans Administration and any successor agency.

"Warehouse Value" Company acknowledges that Loans are bought and sold in various open markets and that prices for mortgage loans change from moment to moment based upon the prevailing interest rate and other conditions. Company expressly agrees that the Warehouse Value is the fair market value of Loans in warehouse estimated by Lender in its reasonable discretion at any time and from time to time based upon regular business reports from Telerate, Reuters or other financial services. In the event of any difference of opinion regarding Warehouse Value, Company may request an appraisal of the Warehouse Value and consents and agrees that the Warehouse Value may be fixed by any person or institution named by Lender provided that such person is a bank, financial institution or broker regularly dealing in the purchase and sale of mortgage loans. Company shall pay all fees and costs in connection with such appraisal of Warehouse Value. Company shall deposit with Lender the amount of any cash or other security demanded by Lender based on Lender's estimate of Warehouse Value pending completion of appraisement of the Warehouse Value by such bank, financial institution or broker specified by Lender.

"Warehouse Value Certificate" shall mean a certificate by Company in form and substance acceptable to Lender warranting the Warehouse Value of Loans in warehouse.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

COMPANY:

BAY CAPITAL CORP.
a Maryland corporation

____
Stewart D. Sachs
President

LENDER:

First Collateral Services, Inc.
A Delaware corporation

____
William French
Vice President

EXHIBIT A

LOAN FUNDING REQUEST

Company Name

Address

City State ZIP

Date

Loan Description/Type of Program
(FHA 203b: 235, 35c; VA; Conv Fixed, ARM GPM, etc.)

TO: **FIRST** COLLATERAL

RE:

Our Loan Number   Mortgagor   Co-Mortgagor

Property Location (State)   Note Term (Years)   Date of Note   Note Rate

Note Amount $, , .

We hereby request that you fund the above described loan for the amount of: $, , .

Of the above advance, please credit or debit our account in the amount of: $, , .

Per our wire instructions, you are authorized to wire: $, , .

or

You are authorized to pay check no.___________________ in the amount of: $, , .

The Take-Out Purchaser is:

Date of Purchase   Address   City   State   ZIP

Commitment Price/Yield $, , .   Commitment Number

The following documents are enclosed:

- ☐ Wire Instructions
- ☐ Check Express Instructions
- ☐ Copy of Funding Check
- ☐ ORIGINAL executed Assignment of D/T in favor of First Collateral Services and applicable intervening Assignments.
- ☐ ORIGINAL Mortgagor's Note endorsed in blank and riders
- ☐ Certified Copy of Deed of Trust
- ☐ Insured Closing Protection Letter (Loans closed outside Title Co.)
- ☐ Investor Commitment
- ☐ Escrow Instructions and/or Funding Statement
- ☐ Pool Certificate
- ☐ Transmittal Summary- FNMA 1008 or equivalent
- ☐ Loan Applications (Typed)
- ☐ Appraisal, CRV, or FHA HUD from 92800.5B
- ☐ Credit Report
- ☐ Investor Credit Package Approval
- ☐ Estimate of Work to be Performed

We represent and warrant that as of this date and the date of funding the representations and warranties in the Loan Documents are true in all material respect, that no Event of Default or Potential Default shall have occurred, that the aggregate amount outstnaindg shall not exceed the credit limit stated in the Loan Documents, that the loan is an Eligible Mortgage Loan and that we hold in our files all requires disclosure statements, verification of employment and settlement instructions (HUD1). The original recorded Deed of Trust, Policy of Title Insurance, FHA, VA or PMI certificate, Settlement Instructions (HUDI), Flood Insurance (if applicable), Sales Contract, and Termite Report will be furnished to you within 60 days.

By: Title:

EXHIBIT II

FIRST COLLATERAL SERVICES, INC.
1855 Gateway Boulevard, Suite 800
Concord, CA 94520

Date:

Mortgage Company:
Investor:

BAILEE LETTER

First Collateral Services, Inc. hereby conditionally tenders to you as bailee and agent for First Collateral the notes and related complete files for mortgage loans on the following schedule:

You have the option to purchase the mortgage loans within 30 days from this date on condition that you wire the proceeds of said purchase to: CITIBANK, N.A., 111 Wall Street, New York, NY 10043

Citibank, N.A.
Telegraphic Abbrv: Citibank NYC
ABA #021000089
First Collateral Services, Inc.
Credit Acct. #3685-7444
Text Line One: Customer's Name & Acct #
Text Line Two:

Upon receipt of proceeds by First Collateral we agree that the conditions of delivery will have been satisfied and that you will be discharged of further obligation to us as bailee and agent for First Collateral as to said notes.

First Collateral has purchased or holds a perfected security interest in the mortgage loans from the mortgage company named above and delivers the mortgage loans to you in bailment pursuant to a forward purchase commitment to said mortgage company and at the instruction of said mortgage company but does not assume or agree to perform any obligation to you of said mortgage company, nor does it make any warranty to you, except as expressly stated herein.

Unless and until you buy and pay for each loan, First Collateral shall retain full ownership thereof or retain its perfected security interest therein and you shall hold possession of each loan and the documentation evidencing the same as agent and bailee for and on behalf of First Collateral.

In the event any of these loans is unacceptable to you or if you fail to complete purchase and payment within 30 days, you as bailee and agent must return such mortgage loan and its file to First Collateral only at its Concord address.

Sincerely,
First Collateral Services, Inc.

By:____
Name:_______________________________________
Collateral Control Clerk

SCHEDULE 1
To
Master Mortgage Loan Warehousing And Security Agreement
Collateral Description

COMPANY: BAY CAPITAL CORP.

LENDER: FIRST COLLATERAL SERVICES, INC.

The Collateral shall consist of all now existing and hereafter arising right, title and interest of Company in, under and to each of the following:

(a) All Mortgage Loans (as defined below), now owned or hereafter acquired by Company, delivered to or otherwise in the possession of Lender or its agent, bailee or custodian or for which Company has requested an advance that has been funded by Lender, including, without limitation, the promissory notes or other instruments or agreements evidencing the indebtedness of the obligors thereon (the "Obligors"), all mortgages, deeds to secure debt, trust deeds and security agreements related thereto, all rights to payment thereunder, including without limitation, accounts, payment intangibles, general intangibles and chattel paper, all rights in the real and personal property (tangible and intangible) and fixtures securing payment of the indebtedness of the Obligors thereunder, or which are the subject of such Mortgage Loans (the "Property"), all supporting obligations and rights under documents related thereto, such as guaranties and insurance policies (issued by governmental agencies or otherwise), including, without limitation, mortgage and title insurance policies, fire and extended coverage insurance policies and FHA insurance and VA guaranties, all rights in cash deposits consisting of impounds, insurance premiums or other funds held on account thereof;

(b) All Mortgage-Backed Securities (as defined below), now owned or hereafter acquired by Company delivered to or otherwise in the possession of Lender or its agent, bailee or custodian or for which Company has requested an advance that has been funded by Lender, including, without limitation, rights of Company under any guaranties of the right to payment thereunder and all collateral security therefor;

(c) All takeout commitments, now existing or hereafter arising, covering any part of the foregoing Collateral, all rights to deliver Mortgage Loans and/or Mortgage-Backed Securities to permanent investors pursuant thereto and all proceeds resulting from the disposition of such Mortgage Loans and/or Mortgage-Backed Securities pursuant thereto;

(d) All now existing or hereafter arising deposit accounts maintained in Company's name with any institution and any and all funds at any time deposited or held therein which are subject to an agreement among the institution, Company and Lender.;

(e) All now existing or hereafter acquired negotiable instruments and negotiable and non-negotiable certificates of deposit, delivered to or otherwise in the possession of Lender or its agent, bailee or custodian or which are subject to an agreement among Company and Lender and the depository institution; which has issued the certificate of deposit;

(f) All records and now existing or hereafter acquired files, documents, instruments, surveys, certificates, correspondence, appraisals, computer programs, tapes, discs, cards, accounting records and other books, records, information and data of Company relating to the foregoing Collateral (including all information records, data, programs, tapes, discs, and cards necessary or helpful in the administration or servicing of the foregoing Collateral); and

(g) All now existing and hereafter arising rights of Company to servicing the Collateral; and

(h) All investment property, dividends, distributions and other rights in connection with, all additions to, modifications of and replacements for the foregoing Collateral and all products and Proceeds of the foregoing Collateral; and

(i) All right, title and interest of Company in and to any hedging arrangement entered into to protect Company against changes in the value of the Mortgage Loans or Mortgage-Backed Securities given as Collateral, including, without limitation, all rights to payment arising thereunder.

For purposes of this collateral description, the following terms shall have the following meanings:

(1) The term "Mortgage Loan" shall mean

(a) A promissory note and related deed of trust (or mortgage) and/or security agreement evidencing a mortgage loan,

(b) All guaranties and insurance policies, including, without limitation, all governmental mortgage and title insurance policies and all fire and extended coverage insurance policies and rights of Company to return premiums or payments with respect thereto, and

(c) All right, title and interest of Company in the Property covered by said deed of trust (or mortgage);

(2) The term "Proceeds" shall mean whatever is receivable or received when Collateral or proceeds is sold, collected, exchanged, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes, without limitation, all rights to payment, including return premiums, with respect to any insurance relating thereto; and

(3) The term "Mortgage-Backed Security" shall mean a pass-through mortgage backed certificate, including, without limitation, pass-through mortgage back certificates, guaranteed by a governmental agency or other person or entity.

Exhibit 6.10

Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank

PROCESSING, UNDERWRITING,
SERVICING AND SALES ASSISTANCE AGREEMENT

THIS PROCESSING, UNDERWRITING, SERVICING AND SALES ASSISTANCE AGREEMENT (the "Agreement") is made as of this 16 day of July, 2003, by and between **BAY CAPITAL CORPORATION** ("BCC"), a Maryland corporation having its principal office at 10811 Red Run Boulevard, Suite 200, Owings Mills, Maryland 21117, Maryland, and **COMMUNITY FIRST BANK** ("CFB"), a federal savings bank having its principal office at 3725 Old Court Road, Pikesville, Maryland 21208.

Whereas, BCC, among other activities, is in the business of brokering, processing, underwriting, servicing and providing sales assistance for mortgage loans.

Whereas, BCC has entered into a Loan Brokerage Agreement dated June 27, 2003 (copy attached as Exhibit 1) with CFB under which BCC brokers certain mortgage loans (the "Loans" or, individually, a "Loan") to CFB, and

Whereas, pursuant to the Loan Brokerage Agreement, BCC will broker certain Loans to CFB and CFB will close the Loans in CFB's name, and

Whereas, CFB desires and BCC agrees that BCC provide certain processing and underwriting services for the Loans as provided herein; and

Whereas, CFB desires and BCC agrees that BCC service the Loans for CFB as provided herein; and

Whereas, CFB desires and BCC agrees that BCC will provide secondary market sales assistance as provided herein

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. CFB will from time to time identify certain mortgage loans that CFB desires BCC to process, underwrite, service and assist with a sale on the secondary market.

2. Underwriting and Processing. BCC will provide underwriting and processing services to CFB for the Loans as provided in the Loan Brokerage Agreement. CFB will pay an underwriting and processing fee to BCC as set out in Schedule A.

3. Servicing

3.1 Subject to the terms of this Agreement, BCC hereby assumes the responsibility for administering and servicing each Loan as specified in this Agreement subject to CFB's right at any time and without notice to terminate BCC as servicer. BCC shall retain such responsibility so long as this Agreement remains in effect. No servicing functions shall be assigned, transferred, sub-serviced or otherwise performed by any person or entity other than BCC without the prior written consent of CFB. No appointment of or delegation to a servicer other than BCC by BCC or CFB shall relieve BCC of its liability and responsibility with respect to servicing and administration of any Loan, and BCC shall be responsible for performance of all obligations as a loan servicer under this Agreement.

3.2 Servicing Standards. BCC shall administer and service each loan consistent with prudent good practice in the residential mortgage industry and, in any case, in accordance with applicable law. BCC shall be responsible for the execution of any and all notices, and other acts necessary to transfer ownership of any Loan and for preserving all rights in any Loan. BCC shall give all notices and do all other things necessary hereunder and under any mortgage insurance policy and applicable law to the end that each mortgage insurance policy on each Loan shall inure to the benefit of CFB.

3.3 Collection and Remittance.

(a) Collection. BCC shall proceed diligently to collect all payments due under the terms of each Loan as they become due.

(b) Certain Records; Application. BCC shall keep a complete, accurate and separate account of, and properly apply all sums collected by it from the obligor on account of each Loan for, principal and interest, taxes, assessment, premiums on any applicable hazard insurance policy, flood insurance policy or mortgage insurance policy, and other payments. Upon request, BCC shall furnish CFB with evidence acceptable to CFB of all expenditures for taxes, assessments and insurance premiums.

(c) Deposit of Collections. BCC shall deposit all funds received on account of each Loan in one or more segregated trust or custodial demand deposit accounts in CFB. Such accounts shall be held by BCC as trustee or custodian for CFB, shall be identified as trust or custodial accounts for CFB and shall be established and maintained in compliance with applicable law. BCC shall maintain records showing the respective interests of each obligor in such accounts. BCC shall not, without CFB's consent, commingle any funds received on account of any Loan with any other funds.

(d) Taxes, Insurance, etc. From the funds deposited in such accounts BCC shall pay promptly to the proper parties as and when due all taxes, assessments and insurance premiums.

(e) Regular Distributions. From the funds deposited in such accounts, and subject to Section 3.3 hereof, BCC shall, not later than the second business day following each month's Cutoff Date, pay to CFB all amounts of principal and interest collected on each Loan through such cutoff date. If any such funds are in the possession of BCC and are not received by CFB on the required date, BCC shall be subject to a late charge of five percent (5%) of the amount of such collected funds not received, payable on demand to CFB. "Cutoff Date" shall mean the last calendar day of each month.

(f) Prepayments. BCC shall not, without the consent of CFB, accept any prepayment of principal on any Loan except as required by the terms of the applicable mortgage documents or applicable law. In the event of any prepayment in full or in part at any time of any principal of any Loan. BCC shall segregate and remit to CFB such prepayment as promptly as practicable, and in any event within two (2) business days after receiving such prepayment. In addition, BCC shall assess and collect the maximum amount of prepayment penalty authorized under the terms of the mortgage documents and in accordance with applicable law, and such amount shall likewise be remitted to CFB, as promptly as practicable after the receipt thereof, but in any event not later than two (2) business days after receipt thereof. If any funds referred to in this Subsection 3.3(f) are not received by CFB on the required date, BCC shall be subject to a late charge of five percent (5%) of the amount of such collected funds not received, payable on demand to CFB. Funds received on account of the obligor for the purpose of paying taxes, assessments, and insurance premiums or for another similar purpose shall be retained and disbursed by BCC as required by the applicable mortgage documents.

(g) Sale, etc. If a Loan is sold as may be authorized by CFB, BCC shall pay to CFB immediately all amounts of principal and interest collected by BCC on such Loan.

(h) Method of Distribution. All payments made by BCC to CFB under this Section 3.3(h) shall be made by wire transfer to the account designated by CFB or by such other payment medium as CFB may permit from time to time.

3.4 Servicer's Authority.

(a) No Amendments, etc. BCC shall not, without the prior written consent of CFB, amend, waive, modify or consent to any postponement of any right, term or provision of any mortgage document, including any right to exercise any due-on-sale clause or consent to any assumption of any Loan.

(b) Adjustable Rate Mortgages. BCC shall make interest rate adjustments on adjustable-rate Loans from time to time in compliance with the mortgage documents and applicable laws. BCC shall execute and timely deliver all notices required by the applicable laws and mortgage documents regarding such adjustments. If the obligor on any Loan is in default at the time such notices are executed and delivered to such obligor, BCC also shall execute and timely deliver any appropriate notice to the obligor that all contractual rights under the applicable mortgage documents in regard to such default are reserved even though the Loan is adjusted.

3.5 Recordkeeping and Reporting Requirements.

(a) Recordkeeping Generally. BCC shall maintain a complete set of books and records as to all Loans, including but not limited to a record of each disbursement, sufficient to comply with applicable laws.

(b) Reports. BCC shall provide to CFB monthly reports as to the status of outstanding Loans, in such form and with such detail as CFB may request from time to time. Without limitation, such report shall indicate delinquencies on Loan, separately indicating: (i) the number and aggregate principal amount of loans delinquent one month and two or more months; (ii) the value as determined by an appraisal made in compliance with applicable law, of any real estate acquired through foreclosure or a deed in lieu of foreclosure; and (iii) the aggregate principal amount of all Loans; categorized separately by the type of real estate security. Such reports and any other reports reasonably requested by CFB shall be made and transmitted upon demand of CFB.

(c) Inspection. At all times during normal business hours, BCC shall give CFB and its designee (including, without limitation, any governmental authority which regulates CFB or any examiners or supervisory agent thereof) access to, and the right to inspect, examine and copy, all books, records and documents pertaining to a Loan, underwriting or servicing thereof, or otherwise relating to any of the matters covered by this Agreement.

(d) Other Reports. BCC shall deliver to CFB such other and further information about BCC as CFB may from time to time reasonably request.

3.6 Default by Obligor. If an obligor defaults on a Loan, BCC shall provide a written recommendation for a course of action to CFB, and upon the request and under the direction of CFB will (a) foreclose upon, or otherwise exercise remedies in respect to such Loan; (b) transfer such property or Loan to the FHA or VA where appropriate; (c) collect any applicable mortgage insurance policy; and (d) exercise other appropriate rights and remedies and perform other appropriate acts to preserve, protect and realize upon the mortgaged property and the Loan, including but not limited to property management, property maintenance and improvement. BCC shall not take any such remedial action without the prior written consent of CFB, except that BCC may, in an emergency, without the prior consent of CFB, take such steps or precautions as may be immediately necessary for property preservation of the mortgaged property and the value of the Loan and which a prudent mortgagee would in the circumstances take on its own behalf. CFB agrees to reimburse BCC for its reasonable out-of-pocket expenses incurred under this Section (which expenses shall be documented by BCC upon CFB's request). To the extent permitted by law, or the applicable mortgage documents, such amounts shall be added to the related Loan.

3.7 Taxes, Insurance, etc.

(a) Taxes and Assessments. BCC shall take all necessary and reasonable action to assure that all taxes and assessments on the mortgaged property which may attain a priority over the Loan are paid when due by the obligors, or to the extent that funds for that purpose have been collected and escrowed, by BCC.

(b) Insurance. BCC shall take all necessary and reasonable action to assure the maintenance and continuation in force at all times of each hazard insurance policy, flood insurance policy or mortgage insurance policy. In the event of actual or threatened cancellation or termination for any reasons of such hazard insurance policy, flood insurance policy or mortgage insurance policy, BCC shall take all necessary and reasonable action to obtain a replacement policy or policies substantially similar in form and coverage to the previously existing policy. Premiums for such insurance policies shall be paid when due by the obligors or, to the extent that funds for that purpose have been collected and escrowed, by BCC.

(c) Verification; Advances. For Loans that do not provide for the payment of escrowed funds for payment of taxes, assessments or premiums as described in subsections (a) and (b), BCC shall verify the payment of such taxes, assessments and premiums by the obligors. BCC shall furnish CFB evidence of such payments as may from time to time be requested. If such amounts have not been paid when due and insufficient funds have been escrowed, BCC shall pay the same and CFB shall reimburse BCC for such payment; provided, if CFB expressly so directs BCC, BCC shall not advance such amount (but BCC in any such case shall inform CFB of such failure so that CFB may take such action in connection therewith as it deems prudent); and further provided, BCC in any case shall make all reasonable efforts to collect the funds required. BCC shall analyze all escrow amounts from time to time as requested by CFB, and in any case at least once a year, for the purpose of determining that sufficient funds are being collected to meet all charges for which these funds are intended.

3.8 Servicing Compensation.

(a) Compensation. BCC shall be paid compensation for servicing Loans as provided hereunder as set forth in Schedule B. BCC shall not retain, but shall remit to CFB, all default penalties, late charges, NSF fees, and all other incidental amounts payable by the obligors (including without limitation prepayment penalties) as provided in Section 3.3 hereof.

3.9 Certain Notification Requirements BCC shall promptly notify in writing CFB of any failure of an obligor to make any payment required to be made under any Loan within 30 days after such payment becomes due. In addition, BCC shall use due diligence to ascertain, and forthwith to notify in writing CFB of any of the following which come to the attention of BCC. (a) Any other material default by the obligor; (b) the abandonment of any mortgaged property; (c) the sale or transfer of any mortgaged property; (d) the death, bankruptcy or insolvency of any obligor, or other disability of any obligor which might impair ability to repay the Loan; (e) any loss or damage to any mortgaged property (in which event, in addition to notifying CFB, BCC shall see to it that the insurance companies concerned are properly notified; (f) any lack of repair or other deterioration or waste suffered or committed in respect of all mortgaged property; (g) any cancellation, termination or material amendment of any Commitment, hazard insurance policy, flood insurance policy or mortgage insurance policy. It is understood, however, that no notice need be given to CFB under this Section of any facts other than those of which BCC shall have actual notice or, except for its or their negligence would have had notice.

3.10 Insurance, etc. BCC shall, at all times maintain insurance covering such risks as is customarily carried by prudent businesses similarly situated, including, without limitation, hazard, fidelity, errors and omissions, and blanket bond coverages. All such insurance shall be written by such insurers and in such form, amount and coverages as may be satisfactory to CFB naming CFB as additional insured or loss payee, as applicable. BCC shall provide CFB with a certificate from one or more reputable insurance companies setting forth the amount or amounts of coverage and containing an agreement from each such insurance company that no termination, expiration, cancellation or lapse or any such policy shall occur without at least thirty (30) days' advance written notice to CFB.

4. Sale Assistance. BCC will identify a secondary market purchaser (the "Purchaser") for the Loans. BCC will assist in the packaging and take all other actions necessary to sell the loans including, but not limited to, negotiations with the Purchaser as to the terms of the sale. BCC shall be paid a fee for the sales assistance provided on Schedule C. Nothing in this Agreement shall bind or require CFB to sell any Loans, or to sell Loans to a particular purchaser. All sales of Loans shall be on terms acceptable to CFB and shall on a non recourse basis.

5. Term and Termination. This Agreement shall remain in effect until either party provides written notice (the "Notice") to the other party of termination of this Agreement. This Agreement will be terminated upon receipt of a Notice by either party. Termination of this Agreement shall not effect Loans that BCC brokered to CFB but CFB had not yet closed, or Loans closed by CFB and designated for sale using the assistance of BCC that have not been sold or for which CFB had not received the purchase price ("Post Termination Loans"). The Post Termination Loans shall be treated as if this Agreement had not been terminated.

6. Certain Representations and Warranties of BCC. BCC hereby represents and warrants to CFB, as of the date hereof and as of the date of each transaction described in this Agreement, as follows:

(a) As to BCC.

(i) BCC is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. BCC is qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it is required to so qualify.

(ii) BCC has full power and authority, corporate and otherwise, to execute, deliver, perform and take all actions contemplated by this Agreement, and all such action has been duly and validly authorized by all necessary corporate proceedings on its part. Without limitation of the foregoing, BCC has the power and authority to originate mortgage loans, to broker mortgage loans hereunder, and otherwise to transact the business in which it is presently engaged, and BCC has taken all necessary corporate action to authorize such actions. BCC has all licenses, permits and authorizations necessary to originate or broker the Loans and otherwise to perform and take all actions contemplated by this Agreement and to carry out its business.

(iii) This Agreement has been duly and validly executed and delivered by BCC. This Agreement constitutes the legal, valid and binding obligation of BCC, enforceable against BCC in accordance with its terms.

(iv) No approval, order, consent, authorization, certificate, license, permit or validation or, or exemption or other action by, or filing, recording or registration with, or notice to, any governmental authority is or will be necessary or advisable in connection with the execution and delivery of this Agreement, consummation by BCC or the transactions herein contemplated, or if any such is required, it has been obtained and is in full force and effect.

(v) Neither the execution and delivery of this Agreement, or consummation of the transactions herein contemplated, nor performance of or compliance with the terms and conditions hereof does or will (a) violate or conflict with any law; or (b) violate, conflict with or result in a breach of any term or condition of, or constitute a default under, or result in (or give rise to any right, contingent or otherwise, of any person to cause) any termination, cancellation, prepayment or acceleration of performance of, (i) the articles of incorporation or by-laws (or other constituent documents) of BCC, or (ii) any agreement or instrument to which BCC is a party or by which it or any of its properties may be subject or bound.

7. This Agreement shall be governed by, and construed and enforced in accordance with, applicable federal law and the laws of the State of Maryland. Any action arising out of this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the State of Maryland. Further, each party expressly waives any objection which such party may have to the laying of venue of any such action, and irrevocably submits to the jurisdiction of any such court and

agrees to be fully bound by any final unappealed decision of these courts. In any litigation arising out of or related to the Agreement, the parties hereto knowingly, voluntarily and intentionally waive their rights to a trial by jury.

8. Nothing in this Agreement shall be deemed in any way to create between the parties hereto any relationship of partnership, joint venture or association, and the parties hereto hereby disclaim the existence of any such relationship.

9. No determination by any court, governmental or administrative body or agency or otherwise that any provisions of this Agreement or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other provision hereof, or (b) such provision in any circumstance not controlled by such determination. Each provision shall remain valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, applicable law.

10. The person executing this Agreement on behalf of each party represents and warrants, respectively, that (a) each said party is duly organized and validly existing and (b) this Agreement (i) has been authorized by all necessary parties, (ii) is validly executed by an authorized officer or agent of said party and (iii) is binding upon and enforceable against each party, respectively, in accordance with its terms.

11. This Agreement, any Addenda (if executed by the parties concurrently herewith or in the future), and any other agreement, document or instrument attached hereto or referred to herein, contain the entire Agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

12. No termination, cancellation, modification, amendment, deletion, addition or other change in this Agreement, or any provision hereof, or waiver of any right or remedy herein provided, shall be effective for any purpose unless specifically set forth in writing signed by an authorized officer of the party or parties to be bound thereby. The waiver of any right or remedy in respect of any one occasion shall not be deemed a waiver of such right or remedy in respect of such occurrence or event on any other occasion. Nothing in this paragraph shall be interpreted to restrict CFB's right to exercise its discretion.

13. This Agreement shall be construed fairly as to both parties and not in favor of or against either party, regardless of which party prepared this Agreement.

14. The parties hereto agree to deal in good faith with each other at all times.

15. Each party shall pay its own expenses incident to this Agreement except in the event of a dispute hereunder that results in litigation, arbitration or mediation. In such event, the prevailing party's counsel fees and expenses will be paid by the other party,

including, but not limited to, all reasonable fees of its counsel and accountants, whether or not any of the transactions contemplated shall be consummated.

16. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and sealed as of the day and year first above written.

WITNESS/ATTEST:

COMMUNITY FIRST BANK

By: ______________________
Name: William Gisriel
Title: Executive Vice President

WITNESS/ATTEST:

BAY CAPITAL CORPORATION

By: ______________________
Name: Stewart Sachs
Title: President

SCHEDULE A

BCC will be paid a processing and underwriting fee of $1,250 per loan and a closing and post-closing fee of $500 per loan.

SCHEDULE B

BCC will be paid a servicing fee of 3/8% per annum per loan plus a set up fee of $250 per loan.

SCHEDULE C

BCC will be paid a fee for sales assistance equal to the proceeds from any sale of a loan minus: (1) the fees referenced in Schedules A and B; (2) any yield spread premium advanced to any broker; and (3) 10 basis points.

Exhibit 6.11

Loan Brokerage Agreement with Community First Bank

LOAN BROKERAGE AGREEMENT

THIS LOAN BROKERAGE AGREEMENT (the "Agreement") is entered into as of this ____ day of ___________, 2003, and between COMMUNITY FIRST BANK ("CFB"), a federal savings bank having its principal office in Maryland, and BAY CAPITAL CORPORATION and FIDELITY FIRST LENDING, INC. D/B/A Valley Pine Mortgage (collectively, the "Seller") having their principal office at the addresses listed on the page where Seller has executed this Agreement.

WHEREAS, Seller engages in the business of originating certain one to four unit residential real property Mortgage Loans (as hereinafter defined) as a broker; and

WHEREAS, from time to time, CFB desires to close such Mortgage Loans from Seller pursuant to the terms hereof (as hereinafter defined), and Seller agrees to broker such Mortgage Loans to CFB on the terms and conditions set forth herein.

NOW THEREFORE, for mutual consideration the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

DEFINITIONS

Agency. The Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), Government National Mortgage Association ("GNMA"), Federal Housing Administration ("FHA"), Veterans Administration ("VA"), Department of Housing and Urban Development ("HUD"), or any other federal or state agency which sponsors mortgage loans.

Borrower. The person or persons who submit an application to Seller and receive a Mortgage Loan from CFB which is the subject of this Agreement.

Laws. All federal, state, county, local and foreign laws, regulations, licensing requirements, ordinances, codes, rules and orders that may be applicable to Seller's business and ability to perform its obligations hereunder, all as may be amended or supplemented from time to time.

Mortgage. A valid and enforceable mortgage, deed of trust, or other instrument pledging property as security for payment of a Note.

Mortgage Loan. A loan secured by a first lien on a one- to four-family dwelling or on real property for the purpose of constructing a single family residence for the borrower's occupancy, built by an independent contractor or builder not affiliated with the Borrower which is the subject of this Agreement, evidenced by a Note and Mortgage, and including the Mortgage Loan Documents and all other instruments evidencing a borrower's indebtedness.

Mortgage Loan Documents. The Note and Mortgage and any and all other documents or materials which are required to be maintained or prepared in connection with the making of Mortgage Loans pursuant to this Agreement.

Mortgaged Property. The property encumbered by the Mortgage.

Note. A valid and enforceable promissory note or other instrument which evidences a Borrower's obligation to repay a Mortgage Loan.

Registration. The act of sending information about a Mortgage Loan to a Third-Party Investor and acknowledgment thereof by the Third-Party Investor. Such Mortgage Loan is considered "registered".

Third-Party Investor. Any purchaser of Mortgage Loans from CFB identified as such by Seller or CFB and acceptable to CFB in its sole discretion.

Underwrite. "Underwrite" or "Underwriting" means the examination of a Borrower's application, credit history, income and financial resources using underwriting standards for the purposes of determining whether to extend credit to a Borrower.

ARTICLE 1
ELIGIBLE LOANS; PRICING

1.1. MORTGAGE LOAN PROGRAMS. CFB may, in its sole discretion, from time to time close in its name Mortgage Loans referred from Seller in its capacity as a broker, but is under no obligation or duty to close any such Mortgage Loans and CFB will only consider Mortgage Loans that have as collateral an existing one to four family dwelling if Seller submits a commitment from a Third Party Investor to purchase such Mortgage Loan from CFB within 60 days of the purchase thereof by CFB.

1.2. MORTGAGE LOAN PRICING. In the event CFB closes a Mortgage Loan, the fees payable to Seller shall be negotiated by CFB and Seller.

ARTICLE 2
DUTIES OF SELLER

2.1. ORIGINATION. Unless Seller has been granted by CFB the privilege of submitting for closing Mortgage Loans originated by third parties pursuant to a separately executed addendum to this Agreement, Seller shall originate all Mortgage Loans at its offices in its own name and shall be responsible for providing Mortgage Loan applications and related disclosures required by any and all Laws to prospective Borrowers and for obtaining executed Mortgage Loan applications and disclosure forms.

2.2. UNDERWRITING. Seller shall underwrite all Mortgage Loans closed by CFB pursuant to: (1) industry standards in effect at the time Seller undertakes such underwriting; (2) any applicable Third-Party Investor guidelines; and (3) any and all applicable laws.

2.3. PROCESSING. Seller shall process the Mortgage Loan applications according to industry standards and in accordance with: (1) any applicable Third-Party Investor guidelines; and (2) any and all Laws. Seller's responsibility shall include without limitation the following:

(a) Reviewing the initial loan application to determine if the Mortgage Loan application is both complete and accurate;

(b) Ordering and obtaining credit reports;

(c) Ordering and obtaining appraisals;

(d) Obtaining accurate information necessary to comply with the Home Mortgage Disclosure Act, 12 U.S.C.A. § 2801, et seq., as amended and Federal Reserve Board Regulation C, 12 C.F.R. § 203, all as may be amended (collectively, "HMDA");

(e) Processing the Mortgage Loan Application for closing in accordance with industry standards and applicable Third-Party Investor guidelines and preparing Mortgage Loan Documents which meet those standards and guidelines in effect at the time Seller undertakes such processing; and

(f) Timely providing to a Borrower, between the time the Mortgage Loan application is taken and the closing of the Mortgage Loan by CFB, any and all disclosure required by Third Party Investors and by any and all Laws; and

(g) Timely submitting to CFB the Mortgage Loan Documents for each Mortgage Loan to be closed by CFB.

2.4. ESCROW DEPOSITS. Seller shall transfer, assign and convey to CFB all of Seller's right, title and interest in and to all escrow deposits and other trusts or escrowed funds held in connection with the Mortgage Loan and related agreements and all unreimbursed advances made by the Seller for principal, interest, taxes, insurance or similar items in connection with the Mortgage Loan or related agreements, and all of Seller's right to collect, recover and be reimbursed for the same. Escrow deposits shall be calculated and collected in accordance with applicable Laws.

ARTICLE 3
DUTIES OF CFB

3.1. REGISTRATION OF MORTGAGE LOANS. Seller shall send CFB a written confirmation of the Registration of each Mortgage Loan with a Third-Party Investor. Neither Seller's Registration nor CFB's confirmation of Registration shall obligate CFB to close ___ the Mortgage Loan.

3.2. UNDERWRITING OF REGISTERED MORTGAGE LOANS. Unless Seller has been granted by CFB the privilege of delegated underwriting under the terms and conditions of a separately executed Addendum to this Agreement, CFB or its agent shall review the Underwriting of every Mortgage Loan it considers for closing. CFB shall have no obligation to close a Mortgage Loan which in its sole discretion does not meet its underwriting requirements. In making its determination, CFB expressly disclaims any inference Seller may draw as to the general quality or acceptability of the Mortgage Loan application. CFB retains sole and absolute discretion to reject any Mortgage Loan application submitted for closing which does not comply with the terms and conditions of this Agreement, standards or guidelines of the applicable Third Party Investor, or for any reason whatsoever, and to set the terms and conditions of any approval of a Mortgage Loan. CFB shall notify Seller of CFB's disposition of a Mortgage Loan application submitted for closing within a reasonable time.

3.3. REJECTION OF MORTGAGE LOANS. CFB, in its sole discretion, may reject any Mortgage Loan which does not comply with the terms and conditions of this Agreement.

ARTICLE 4
GENERAL REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

As an inducement to CFB to enter into this Agreement and to consummate the transactions contemplated hereunder, Seller represents, warrants and covenants to CFB as follows:

4.1. DUE ORGANIZATION; GOOD STANDING. Seller was, and continues to be duly organized, validly existing and in good standing under the laws of the state governing its creation and existence during the time of its activities with respect to the origination and closing of the Mortgage Loans subject to this Agreement.

4.2. AUTHORITY AND CAPACITY. Seller has all power, authority and capacity legally required to enter into this Agreement and to perform the obligations required of it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action legally required. This Agreement constitutes a valid and legally binding Agreement of Seller enforceable in accordance with its terms.

4.3. EFFECTIVE AGREEMENT; NO CONFLICTS. The execution, delivery and performance of this Agreement by Seller, its compliance with the terms hereof and consummation of the transactions contemplated hereby, will not violate, conflict with, result in a breach of, give rise to any right of termination, cancellation or acceleration under, constitute a default under, be prohibited by or require any additional approval under its articles of incorporation (in the case of a corporation), bylaws, partnership agreement or other applicable organizational documents or any instrument or agreement to which it is a party or by which it is bound, or any Law, or any judicial or administrative decree, order, ruling or regulation, applicable to it.

4.4. COMPLIANCE WITH LAWS. Seller has complied, and shall comply, both in the conduct of its business generally, and in its origination of each Mortgage Loan, with all applicable Laws, including, without limitation upon the generality of the foregoing, the Equal Credit Opportunity Act ("ECOA") and Regulation B, including without limitation its requirements relating to nondiscrimination; the Truth-in-Lending Act and Regulation Z; the Real Estate Settlement Procedures Act ("RESPA"), and Regulation X; and state laws and regulations governing mortgage lending and mortgage brokerage. Seller represents and warrants that it is properly licensed in all jurisdictions where required for the origination of loans as provided for in this Agreement and agrees to maintain all applicable licenses and approvals in good standing during the term of this Agreement. Seller shall maintain, available for CFB's inspection, evidence of compliance with all such requirements. Notwithstanding anything else to the contrary contained in this Agreement, Seller shall comply with the requirements of the Third-Party Investor, as applicable, any and all applicable Laws, and generally accepted prudent lending and mortgage banking practices and, in any event, shall exercise a degree of care that is no less than that exercised with respect to similar functions it performs for itself.

4.5. NOTICE OF THREATENED ACTIONS. Seller has not been issued any administrative order, cease and desist decree or been the subject of regulatory action. Seller shall immediately advise CFB in writing of any inquiry or pending or threatened action, by way of a proceeding or otherwise, to revoke or limit any license, permit, authorization or approval issued or granted by any federal, state or local government or quasi-governmental body, or any agency or instrumentality thereof, necessary for Seller to conduct its business, or to impose any penalty or other disciplinary sanction in connection therewith, or any other sanction that would materially affect Seller's business. In addition, in the event Seller receives any letter, notice, or other writing ("Notice") from a Third-Party Investor or any regulatory agency with respect to any Mortgage Loan closed by to CFB, Seller shall advise CFB immediately of such Notice and deliver a copy of the Notice to CFB.

4.6. LITIGATION. Except as previously disclosed in writing to and acknowledged in writing by CFB, Seller is not party to (a) any litigation, as a defendant, involving fraud, misrepresentation, violation of any state or federal lending laws or regulatory compliance, or (b) any negative investor or regulatory finding through audits or examinations or mortgage guaranty insurance investigations.

4.7. NO UNTRUE OR MISLEADING STATEMENTS. No representation, warranty or written statement made by Seller to CFB in this Agreement or in any schedule, written statement or document furnished to CFB in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

4.8. INSURANCE. Unless otherwise agreed to in writing, Seller possesses and shall maintain, at no expense to CFB, during the term of this Agreement, fidelity bond coverage and errors and omissions insurance, and shall furnish evidence of such coverage upon request of CFB. Such policies shall be in reasonable amounts, with acceptable standard coverages, satisfactory to CFB. Seller shall notify CFB of changes thereto or cancellations thereof.

4.9. BUSINESS INFORMATION. Seller shall furnish CFB and its representatives with any necessary information and data concerning the affairs of Seller, as CFB may reasonably request, including without limitation information regarding the status of its licenses, permits, authorizations and approvals necessary for the conduct of its business as well as copies of such documents. Seller shall annually furnish, within 90 days of its year end, copies of audited financial statements together with such other information bearing upon Seller's financial condition as CFB may reasonably request.

4.10. ABILITY TO PERFORM. Seller represents that it employs or will employ a sufficient number of knowledgeable and capable individuals to perform the services required by this Agreement.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS
AS TO MORTGAGE LOANS

As further inducement to CFB to enter into this Agreement and to consummate the brokerage of Mortgage Loans hereunder, Seller represents, warrants and covenants to CFB as follows:

5.1. VALID LIEN. The Note and Mortgage executed in connection with each Mortgage Loan are valid and binding and enforceable against Borrower in accordance with their terms. The Mortgage constitutes a valid first lien against the Mortgaged Property. Borrower has no rights of rescission, set-offs, counterclaims or defenses to the Note or Mortgage securing the Note arising from the acts and/or omissions of Seller in the origination, processing or closing of the Mortgage Loan.

5.2. LEGAL CAPACITY. All parties signing the Mortgage Loan documents had and have the legal capacity and authority to do so and the documents have been duly executed and delivered by each such party.

5.3. NO LITIGATION. The Mortgage Loan is not the subject of litigation which could affect CFB's ability to enforce the terms of the Note or its other rights under the Mortgage Loan.

5.4. IMPROVEMENTS. All improvements included for the purpose of determining the appraised value of the Mortgaged Property lie wholly within the boundaries and building restriction lines of such Mortgaged Property, and no improvements on adjoining properties encroach upon the Mortgaged Property.

5.5. GOOD REPAIR. The property described in the Mortgage has not been damaged by fire, flood, or other causes and any improvements thereon have been completed in full compliance with any and all rules and regulations of any governmental agency having jurisdiction.

5.6. NO CONDEMNATION OR DAMAGE. There are no proceedings pending for total or partial condemnation of any of the Mortgaged Property.

5.7. TITLE INSURANCE. An ALTA title insurance policy or a commitment for the issuance of such policy, issued by a title insurance company satisfactory to CFB and the appropriate Agency, if any, in an amount acceptable to CFB for the Mortgage Loan Program under which the Mortgage Loan was originated and meeting all other requirements is available for each Mortgage Loan. Such title insurance policy or commitment insures CFB and its successors and assigns that the Mortgage is a good and valid lien in an amount at least equal to the outstanding principal balance of the Mortgage Loan, senior in priority to all other liens, encumbrances, easements, reservations and restrictions except those of unpaid taxes and assessments not due and payable.

5.8. HAZARD AND FLOOD INSURANCE. There is with respect to each Mortgage Loan or will be at closing a valid paid-in-full hazard insurance policy meeting the requirements of CFB and covering the improvements now existing or hereafter erected on the Mortgaged Property. Such improvements are insured at a minimum against fire, hazards of "extended coverage", and such other hazards as are customary in the area where the Mortgaged Property is located (and flood insurance where the property is located in an area designated by Federal Emergency Management Agency (FEMA) as a special flood hazard area), in an amount at least equal to the outstanding principal balance or full insurable value of the replacement cost of the improvements, whichever is less. Said insurance is without co-insurance and contains a standard mortgagee clause and loss payable endorsement in favor of CFB and/or its successors or assigns containing CFB's address. Each such policy is of a form acceptable to CFB and issued by an insurance company rated B+111 or better by the Best Key Rating Guide and provides that it is noncancellable by the insurer except on ten (10) days written notice to the holder of the Mortgage on the property. All premiums for the current year are prepaid in full.

5.9. PRIVATE MORTGAGE INSURANCE. If required by CFB, private mortgage insurance is available for each Mortgage Loan by a private mortgage insurance company which has either been approved by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, or, otherwise has been approved by CFB and such insurance or guaranty is acceptable to CFB.

5.10. GENUINE DOCUMENTS. All documents submitted by Seller pursuant to this Agreement are genuine and complete in all respects; all certified copies of original documents are true copies of the originals.

5.11. COMPLIANCE WITH LAWS. As of the date each Mortgage Loan is closed by CFB, the Mortgage Loan fully and completely and without exception complies with all applicable Laws.

5.12. COMPLIANCE WITH CFB POLICIES AND PROCEDURES. The origination and closing of the Mortgage Loan comply in all respects with CFB's policies, procedures and requirements. Unless separately agreed to in writing by CFB and Seller, each Mortgage Loan submitted for closing was originated by Seller and not originated by a third party. All Mortgage Loan Documents and applications for Mortgage Loans and information and documentation submitted in connection with such applications have been prepared and/or completed in accordance with CFB's policies, procedures, and requirements and all information provided by each of Borrower and Seller contained in such Mortgage Loan Documents, applications or other documents and/or provided to any Agency or private mortgage insurer is true and correct in all respects and does not fail to disclose any facts which could be material or which would make such information misleading.

5.13. FACTUAL DISCLOSURE. With regard to all Mortgage Loans submitted to CFB hereunder, all facts relating to any Mortgage Loan transaction which are known or should be known to Seller which may adversely affect the value of the Mortgaged Property, the credit, character or capacity of the Borrower, the validity of the Mortgage, or any other aspect of the transaction have been disclosed in writing to CFB and, if applicable, the appropriate Agency.

5.14. NO ADVERSE CIRCUMSTANCES. Seller has no knowledge of any circumstances or conditions with respect to any Mortgage Loan, Mortgaged Property, Borrower or Borrowers credit standing that reasonably could be expected to cause Third Party Investors to regard any Mortgage Loan as an unacceptable investment, cause any Mortgage Loan to become delinquent or adversely affect the value or marketability of the Mortgage Loan.

5.15. NO OTHER AGREEMENTS. Seller has not made, directly or indirectly, any arrangement for payment on the Mortgage Loan or any costs or fees associated with the Mortgage Loan application or on any other loan of Borrower from any other person or entity, Seller has also not made any agreement with any Borrower providing for any variation of the Note rate, schedule of payment or other terms and conditions of the Mortgage Loan; and Seller has not received a request for approval of or notice of any proposed assumption, loss draft or payoff of the Mortgage Loan.

5.16. APPRAISAL. The appraisal for each Mortgaged Property complies with industry standard requirements, sets forth the appraised value of the related Mortgaged Property, was made in connection with the origination of the related Mortgage Loan and was signed, prior to the approval of the Mortgage Loan, by an appraiser who has no interest, direct or indirect, in the Mortgaged Property or any loan made on the security thereof, and whose compensation was in no way affected by the approval or disapproval of the application for the Mortgage Loan.

5.17. The commitments to purchase Mortgage Loans referenced in Article 1.1 herein and made by the Third Party Investor are valid, binding and enforceable against the Third Party Investor by Seller in accordance with the terms thereof and Seller has assigned the proceeds thereof to CFB. Seller has no knowledge of any defenses, set-off or counterclaim that may be asserted by a Third Party Investor in relation to any Mortgage Loan closed by CFB and sold to a Third Party Investor.

Each of the above representations and warranties (a) applies to any and all Mortgage Loans brokered by Seller to CFB, (b) is for the benefit of CFB and its successors and assigns, (c) continues in full force and effect for so long as the Mortgage Loan remains outstanding and for such time that CFB is subject to any risk of loss or liability as to any Mortgage Loan brokered by Seller, and (d) is in addition to any other specific representations or warranties contained elsewhere herein.

ARTICLE 6
RESPONSIBILITY FOR FRAUD; REPURCHASE OBLIGATION

Seller shall not submit any Mortgage Loan application or other Mortgage Loan Document containing false or misrepresented information. Seller shall be responsible for all actions taken in the course of its performance of its obligations under this Agreement, whether performed by Seller, its employees or licensees. Seller shall immediately purchase any Mortgage Loan from CFB if fraud has occurred, as determined by CFB in its sole discretion, in the origination, underwriting, processing of such Mortgage Loan or at any time prior to the sale of such Mortgage Loan by CFB.

ARTICLE 7
PURCHASE

7.1. REASONS FOR PURCHASE. Seller agrees to purchase from CFB any Mortgage Loan subject to this Agreement upon the terms and conditions set forth herein in the event that:

(a) Seller fails to deliver to CFB the Mortgage Loan Documents as required by this Agreement;

(b) Any fraud has occurred as described in Article 6 hereof or in the brokerage of such Mortgage Loan to CFB or a misstatement of a material fact is discovered by CFB or its representative or disclosed to CFB or its representative by inspection by CFB or its representative; or

(c) CFB determines the Mortgage Loan will not be purchased by the Third Party Investor that issued a commitment to purchase such Mortgage Loan; or

(d) If deemed applicable by CFB, CFB is unable to obtain private mortgage insurance insuring or guarantying the Mortgage Loan as a result of any act or omission by Seller; or

(e) CFB is required to repurchase any Mortgage Loan sold to a Third Party Investor; or

(f) Seller fails to observe or perform or breaches any of the representations, warranties or agreements contained in this Agreement, or any Third-Party Investor guidelines with respect to a particular Mortgage Loan; or

(g) A Mortgage Loan becomes ninety (90) or more days delinquent within:

(i) the first six (6) months from the date of the closing of such Mortgage Loan if such Mortgage Loan had as collateral an existing one to four family dwelling; or

(ii) the first six (6) months from the date of Funding of such Mortgage Loan if such Mortgage Loan was a construction loan.

7.2. TIMING OF PURCHASE. Seller shall purchase any Mortgage Loan required to be purchased pursuant to this Agreement within fifteen (15) calendar days of receipt of written notice from CFB or, if such purchase obligation is due to fraud as described in Article 6 hereof, the purchase shall be in accordance with Article 6 hereof.

7.3. PURCHASE PRICE. Except as provided below, the purchase price for any Mortgage Loan for any of the reasons set forth in Section 7.1 that Seller is required to purchase from CFB shall be an amount equal to the sum of: (a) the then unpaid principal balance of the Mortgage Loan; (b) accrued interest through the date of purchase; (c) all unreimbursed advances and extraordinary costs and expenses incurred by CFB with regard to such Mortgage Loan during the life of the Mortgage Loan; (d) all other costs or expenses incurred by CFB, including penalties incurred by CFB from any investor and attorneys' fees, in connection with the purchase, and (e) any service-release premium and yield spread premium paid to Seller by CFB.

In the event that CFB is required to repurchase a Mortgage Loan for any of the reasons set forth in Section 7.1 and such Mortgage Loan has been sold by CFB to any Third Party Investor, the purchase price shall be an amount equal to the sum of: (a) the sum CFB was required to pay in order to purchase the Mortgage Loan; (b) accrued interest from the date of the purchase of the Mortgage Loan by CFB through the date of the purchase of the Mortgage Loan by Seller; (c) all unreimbursed advances and extraordinary costs and expenses incurred by CFB with regard to such Mortgage Loan during the life of the Mortgage Loan; (d) all other costs or expenses incurred by CFB, including penalties incurred by CFB from any investor and attorneys' fees, in connection with the purchase, and (e) any service-release premium and yield spread premium paid to Seller by CFB.

7.4. REASSIGNMENT. Upon any such purchase of Mortgage Loans by Seller, CFB shall endorse the Note(s) and shall assign the Mortgage(s) in recordable form to Seller, without representations and warranties, whether express or implied, and without recourse to CFB.

7.5. NON-WAIVER OF REMEDIES. Nothing contained in this Article 7 shall limit CFB's rights to any remedy, legal or equitable, all such legal and equitable remedies, including those provided for herein, being in addition to and not in lieu of any other remedy,

7.6. RIGHT OF SETOFF. Any amount owed by Seller to CFB may be offset by CFB against funds due Seller. Seller shall have no right of offset against CFB.

ARTICLE 8
INDEMNIFICATION

Seller shall indemnify, defend and hold CFB harmless against and in respect of, and shall reimburse CFB for any and all losses, liabilities, claims, damages, costs including without limitation attorneys' fees and costs, and actions suffered or incurred by CFB which arise out of, result from or relate to: (a) the breach by Seller of any covenant, condition, term, obligation, representation or warranty contained in this Agreement or any Addendum hereto, or in any written statement, certificate or Mortgage Loan Document furnished by Seller pursuant to this Agreement or any Addendum hereto, including, without limitation, those arising from any improper origination or processing of Mortgage Loans, or (b) any material act or omission of Seller or any employee or agent of Seller which adversely affects any Mortgage Loan closed by CFB hereunder. Without limiting the foregoing, Seller's obligations under this Article 8 shall include costs and expenses associated with CFB's efforts to require Seller to purchase Mortgage Loans in accordance with Article 7 hereof. In all actions with third parties in which CFB has the right to be indemnified hereunder, CFB shall have the complete and exclusive right to determine the conduct and defense of such legal proceeding or investigation with such third party including, without limitation, the right to compromise, settle, defend or continue any such action.

ARTICLE 9
TERM; TERMINATION

9.1. TERM. The term of this Agreement shall commence as of the date hereof and shall extend until the termination of this Agreement pursuant to this Article. Seller acknowledges that CFB may terminate this Agreement, with or without cause and at CFB's sole discretion, pursuant to this Article. Seller and CFB agree that this Agreement does not constitute an obligation or commitment of Seller to submit or broker any specific Mortgage Loan, or of CFB to approve or close any specific Mortgage Loan.

9.2. TERMINATION WITHOUT CAUSE. This Agreement may be terminated without cause by CFB or Seller upon written notice to the other party. Such termination shall not in any respect change or modify the obligations of the parties with respect to (a) Mortgage Loan that CFB has agreed to close but has not yet closed or (b) Seller's obligations under this Agreement accruing prior to the date of termination.

9.3. TERMINATION FOR CAUSE. Notwithstanding anything to the contrary herein, CFB may terminate this Agreement immediately, upon written notice to Seller (a) if CFB determines that fraud has occurred in the origination or closing of any Mortgage Loan; (b) if Seller fails to perform any of its obligations under this Agreement; (c) if Seller or Guarantor files for reorganization or liquidation under the bankruptcy laws or if a receiver is appointed for Seller or Guarantor; or (d) if any Law makes it unlawful for CFB and Seller to do business in accordance with the terms of this Agreement. If the Agreement is terminated by CFB under this paragraph, CFB shall have no obligation to Seller after the date notice is given to close any Mortgage Loan, irrespective of whether CFB has agreed to close such loan.

9.4. SURVIVAL. All of Seller's representations and warranties, obligations of purchase in Article 7, and of indemnification in Article 8, shall survive any termination of this Agreement, and shall be fully applicable whether or not CFB relies thereon or has knowledge of any facts at variance therewith.

ARTICLE 10
MISCELLANEOUS

10.1. ASSIGNMENT. CFB shall have the right to assign or transfer this Agreement and its duties, obligations or rights hereunder. Seller may not assign, transfer or subcontract any of its duties, obligations or rights under this Agreement without CFB's prior written consent which CFB shall give or not give in its sole discretion. A change in the ownership of, or merger or consolidation of Seller, or sale by Seller of substantially all of its assets shall be considered an assignment for purposes of this Agreement. In the event CFB assigns any of its rights in the Mortgage Loans closed hereunder, such assignee shall have the same rights as CFB with respect to this Agreement.

10.2. NOTICES. Any notice or demand shall be in writing and shall be deemed to have been given if either served personally or sent by prepaid, registered or certified mail, return receipt requested, or by overnight courier. Notices shall be addressed to each party as indicated on the page of this Agreement where such party has executed this Agreement. Either party may give notice of its change of address by written notice to the other.

10.3. BOOKS AND RECORDS. Seller shall prepare and maintain files of Mortgage Loan Documents in accordance with industry standards and any applicable Third-Party Investor guidelines. Seller and CFB shall keep and maintain a complete and accurate account, satisfactory to CFB, of all funds collected and paid relating to the Mortgage Loans. Seller shall give CFB, its employees, and its representatives, including without limitation internal and external auditors, quality control auditors, attorneys and regulatory agency examiners, access, upon reasonable notice and during normal business hours, to audit and inspect Seller's files, books, records, reports, statistics and other documents of Seller relating to its obligations under this Agreement. In addition, Seller will cooperate with CFB, its auditors and/or regulatory examiners in any audit of CFB and in any regulatory examination of CFB.

10.4. RELATIONSHIP OF PARTIES. Neither party is the partner, agent, employee or representative of the other and nothing in this Agreement shall be construed or deemed to create a partnership, joint venture, agency or employment relationship between CFB and Seller. Seller shall conduct business in its own name and not in CFB's name. Seller shall not represent that its office is an office, branch or agent of CFB or in any other way connected with CFB. Seller shall have no authority to sign any documents in behalf of CFB. Seller shall be responsible for its overhead and operations costs, payroll costs and all other costs.

10.5. BROKERS. Each party represents and warrants that there are no claims for brokerage commissions or finders' fees or other claims for money from any agent or similar intermediary in connection with Seller's entering into this Agreement with CFB, and each party agrees to indemnify and hold harmless the other party with respect to any and all liability for any such fee or commission which is required to be paid to any such agent or broker.

10.6. NO SOLICITATION. Seller shall not solicit or assist in the solicitation of any Borrower, for any purpose including but not limited to prepayment, refinance, or modification of any Mortgage Loan. This prohibition on solicitation shall apply for the life of such Mortgage Loan. Nothing in this paragraph will prevent Seller from general solicitation in its marketplace for Mortgage Loans so long as any such general solicitation shall not make use of Mortgage Loan origination information, and provided, further, that Borrowers shall not be targeted for such solicitation as a group.

10.7. CONFIDENTIALITY. Seller understands that all information provided to Seller in connection with this Agreement is confidential and proprietary to CFB. Seller agrees to keep in confidence and not disclose to any third party, duplicate, or use for the benefit of any third party, any such information given to Seller, and agrees to return all documents and other media containing such information to CFB upon termination of this Agreement. Seller further agrees not to sell, transfer or otherwise give to any person or firm, or otherwise use, directly or indirectly, any compilation or list of Borrowers.

10.8. ADVERTISING AND TRADEMARK. Seller shall not engage in any form of advertising whatsoever utilizing either the name of CFB or any subsidiary or affiliate of CFB or any of the product names, trade names, symbols or trade-marks of any of CFB's loan products, unless specifically licensed in writing to do so.

10.9. LIMITED POWER OF ATTORNEY. Seller hereby irrevocably appoints CFB, its successors and assigns, its attorney in fact, with full power of substitution in the name of Seller or otherwise, whether in relation to real, personal, tangible or intangible property, to do any or all of the following: to demand, sue for, receive, collect, sign, endorse, assign or compromise any and all promissory notes, checks, money orders or monies due on any Mortgage Loans closed by CFB (except any Mortgage Loan which was been purchased by Seller, pursuant to Article 7 hereof), and to receive, sign, endorse, or assign any orders, certificates, insurance policies and all benefits under any other instruments or documents as from time to time may, be necessary or appropriate to accomplish the sales and transfers provided for by this Agreement: to enforce, cancel, release or discharge the Mortgage Loans; and to exercise or perform any act, power or duty that Seller has or would have in connection with the Mortgage Loans closed by CFB or which are reasonable in order to protect CFB's interest in the Mortgaged Property. Seller agrees that the foregoing powers are irrevocable and coupled with an interest. Seller will, at CFB's request, execute appropriate separate instruments evidencing the foregoing powers. This paragraph 10.9 imposes no liability of CFB or duty to Seller by CFB to take any action.

10.10. ENTIRE AGREEMENT. This Agreement, any Addenda (if executed by the parties concurrently herewith or in the future), and any other agreement, document or instrument attached hereto or referred to herein, contain the entire Agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

10.11. MODIFICATION AND WAIVER. No termination, cancellation, modification, amendment, deletion, addition or other change in this Agreement, or any provision hereof, or waiver of any right or remedy herein provided, shall be effective for any purpose unless specifically set forth in writing signed by an authorized officer of the party or parties to be bound thereby. The waiver of any right or remedy in respect of any one occasion shall not be deemed a waiver of such right or remedy in respect of such occurrence or event on any other occasion. Nothing in this paragraph shall be interpreted to restrict CFB's right to exercise its discretion.

10.12. MODIFICATIONS OF OBLIGATIONS. CFB may, without any notice to Seller, extend, compromise, renew, release, modify, adjust or alter, by operation of law or otherwise, any of the obligations of a Borrower or other persons obligated under a

Mortgage Loan without releasing or otherwise affecting the obligations of Seller with respect to such Mortgage Loan or otherwise under this Agreement.

10.13. SURVIVAL OF PROVISIONS. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions, all of which shall remain in full force and effect. All of the covenants, agreements, representations and warranties made herein by the parties hereto shall survive and continue in effect after the termination of the Agreement or the consummation of the transactions contemplated hereby.

10.14. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed and enforced in accordance with, applicable federal law and the laws of the State of Maryland. Any action arising out of this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the State of Maryland. Further, each party expressly waives any objection which such party may have to the laying of venue of any such action, and irrevocably submits to the jurisdiction of any such court and agrees to be fully bound by any final unappealed decision of those courts. In any litigation arising out of or related to this Agreement, the parties hereto knowingly, voluntarily and intentionally waive their rights to trial by jury.

10.15. AGREEMENT FAIRLY CONSTRUED. This Agreement shall be construed fairly as to both parties and not in favor of or against either party, regardless of which party prepared this Agreement.

10.16. HEADINGS. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

10.17. GOOD FAITH DEALING. The parties hereto agree to deal in good faith with each other at all times.

10.18. EXPENSES. Each party shall pay its own expenses incident to this Agreement except in the event of a dispute hereunder that results in litigation, arbitration or mediation. In such event, the prevailing party's counsel fees and expenses will be paid by the other party and the transactions contemplated hereby, including, but not limited to, all reasonable fees of its counsel and accountants, whether or not any of the transactions contemplated shall be consummated.

10.19. COUNTERPARTS. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and sealed as of the day and year first above written.

WITNESS/ATTEST: COMMUNITY FIRST BANK

____

By: /s/William Gisriel
Name: William Gisriel
Title: Executive Vice President

Address for Notices:
3725 Old Court Road
Pikesville, Maryland 21208

WITNESS/ATTEST: FIDELITY FIRST LENDING, INC.

____

By: _______________________
Name: Benjamin Lyons
Title: President

Address for Notices:
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and sealed as of the day and year first above written.

WITNESS/ATTEST: ______________________

COMMUNITY FIRST BANK

By: /s/ William Gisriel
Name: William Gisriel
Title: Executive Vice President

Address for Notices:
3725 Old Court Road
Pikesville, Maryland 21208

WITNESS/ATTEST: ______________________

BAY CAPITAL CORPORATION

By: ______________________
Name: Stewart D. Sachs
Title: President

Address for Notices:
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117

Exhibit 6.12

Assignment Agreement with Community First Bank

Assignment Agreement

This Assignment Agreement ("Agreement"), is made as of the ______ day of ________, 2003, by and between Community First Bank ("CFB"), a federally-chartered savings bank with a principal office in Pikesville, Maryland and Bay Capital Corporation ("BCC"), a Maryland corporation with a principal office located in Owings Mills, Maryland.

WHEREAS, BCC is a mortgage lender that originates mortgage loans and has sold certain mortgage loans it originates to CFB;

WHEREAS, BCC has an agreement (the "Loan Purchase Agreement") with American General Financial, Inc. ("AGF") to purchase certain mortgage loans that it originates (the "Mortgage Loans");

WHEREAS, BCC desires and CFB agrees that CFB will close the Mortgage Loans in its name and subsequently sell the Mortgage Loans to AGF;

WHEREAS, BCC desires to assign the proceeds of the Loan Purchase Agreement to CFB;

WHEREAS, AGF consents to the assignment described herein;

NOW THEREFORE, in consideration of five dollars, the mutual promises made herein and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties agree as follows:

(1) Conveyance. BCC hereby sells, assigns, delegates, transfers and sets over to CFB, without recourse, all of BCC's rights, title and interest to the proceeds (the "Proceeds") from sales of Mortgage Loans under the Loan Purchase Agreement. Under this Agreement, BCC only conveys the rights to the Proceeds from sales of Mortgage Loans under the Loan Purchase Agreement and CFB does not assume any liability or obligations of BCC to AGF or make any representations and/or warranties to AGF. Nothing in this Agreement modifies any of the rights and obligations of BCC or AGF under the Loan Purchase Agreement.

(2) Loan Sale. BCC will originate Mortgage Loans pursuant to the terms of the Loan Purchase Agreement. CFB will close the Mortgage Loans in its name and forward the Mortgage Loans to AGF for purchase by AGF without recourse to CFB. AGF will wire transfer to CFB the Proceeds from the sale of the Mortgage Loans as provided in the Loan Purchase Agreement.

(3) Representations and Warranties of BCC.

(a) BCC has not heretofore assigned or pledged the Proceeds under the Loan Purchase Agreement and, except for the consent of AGF, has the power, authority and capacity legally required to enter into this Agreement and to perform the obligations required it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action legally required. This Agreement constitutes a valid and legally binding Agreement of BCC enforceable in accordance with its terms. BCC is assigning the Proceeds free and clear of all liens and encumbrances.

4. Miscellaneous.

(a) Assignment. Neither party may assign or delegate its respective rights or obligations hereunder without the prior written consent of the other party. Subject to the foregoing, this Agreement inures to the benefit of, and is binding upon, the successors and permitted assigns of the parties hereto.

(b) Notices. All notices and other communications hereunder shall be in writing, personally delivered or sent by facsimile or certified mail, return receipt requested, addressed to the other party at its respective address stated below the signature of such party or at such other address as such party shall from time to time designate in writing to the other party; and shall be effective from the date of receipt.

(c) GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF MARYLAND (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE. VENUE FOR ANY ACTION HEREUNDER OR RELATED HERETO SHALL BE IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF MARYLAND, AND EACH OF ASSIGNOR AND ASSIGNEE HEREBY SUBMITS TO THE JURISDICTION OF SUCH COURT.

(d) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall not be amended or altered in any manner except by a document in writing executed by the parties.

(e) Further Assurances. The parties further covenant and agree to do, execute and deliver, or cause to be done, executed and delivered, and covenant and agree to use their respective reasonable best efforts to cause their successors and assigns to do, execute and deliver, or cause to be done, executed and delivered, all such further acts, transfers and assurances, for implementing the intention of the parties under this Agreement, as the parties and their successors and assigns reasonably shall request.

(f) Waiver of Jury Trial. BCC AND CFB HEREBY UNCONDITIONALLY WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS AGREEMENT, ANY DEALINGS BETWEEN BCC AND CFB RELATING TO THE SUBJECT MATTER HEREOF AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN BCC AND CFB.

(g) Counterparts. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

(h) Survival. The respective representations, warranties, obligations, liabilities and duties of Assignor and Assignee contained in this Agreement shall survive the execution and delivery of this Agreement.

(i) Recitals. Both parties agree that all of the recitals are hereby incorporated herein and are acknowledged as being true and correct.

(j) Relationship with AGF. Nothing in this Agreement constitutes a waiver of any claims AGF may have or assert against BCC under the Loan Purchase Agreement. Nothing in this Agreement creates a contractual relationship between AGF and CFB except as to the assignment of the Proceeds as described herein.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed as of the day and year first above written.

COMMUNITY FIRST BANK

By:________________
William F. Gisriel. Jr , EVP
Address: 3725 Old Court Road
Pikesville, Maryland 21208

BAY CAPITAL CORPORATION

By:________________

Address: 10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117

AMERICAN GENERAL FINANCIAL, INC.
By:____________________________

____

Address: 601 N.W. Second Street
Evansville, Indiana 47708

Exhibit 9.1

Escrow Agreement

SUBSCRIPTION ESCROW AGREEMENT

THIS SUBSCRIPTION ESCROW AGREEMENT (the "Agreement") is made and entered into as of the 15 day of Oct, 2003, by and between BAY CAPITAL CORP., a Maryland corporation, having a business address of 10811 Red Run Boulevard, Suite 200, Owings Mills, Maryland 21117 (the "Company"), and COMMUNITY FIRST BANK, a federal savings bank, having a business address of 3725 Old Court Road, Baltimore, Maryland 21208 (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company plans to offer and sell to investors a minimum of $500,000 and up to a maximum of $5,000,000 of renewable, subordinated, unsecured notes (the "Notes") in connection with a Regulation A Offering under the Securities Act of 1933, as amended (the "Offering"), as more fully described in the SEC-filed draft of the Company's intended Offering Circular, a copy of which is attached hereto as Exhibit A (the "Circular").

WHEREAS, the Company desires to provide for the safekeeping of the proceeds from the subscription of the Notes, pending completion of the Escrow Period (as hereinafter defined); and

WHEREAS, the Escrow Agent is willing to receive and to hold all funds to be deposited pursuant hereto in escrow for the Company, upon the terms specified herein.

NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties covenant and agree as follows:

1. On or prior to the date of the commencement of the Offering (the "Effective Date"), the Company shall establish an interest-bearing escrow account with the Escrow Agent, which escrow account shall be entitled "Community First Bank Escrow Agent for Bay Capital Corp." (the "Escrow Account"). The Escrow Agent shall receive and disburse the proceeds from the sale of the Notes in accordance with the terms of this Agreement. The Company will provide instructions to subscribers to make checks for subscriptions payable to the order of "Community First Bank, Escrow Agent for Bay Capital Corp." or to wire funds directly to the Escrow Account. Any checks received by the Escrow Agent that are made payable to a party other than the Escrow Agent shall be returned to the Company. Each such check shall be accompanied by the name and address, telephone number and Tax Payer Identification Number for the remitter (the "Remitter Information"), failing which, Escrow Agent may refuse to accept the check in question for deposit to the Escrow Account and may return the same to the Company.

2. The Company shall promptly deliver all monies received from subscribers for the payment of the Notes (together with applicable Remitter Information) directly to the Escrow Agent, together with a copy of each subscription agreement submitted to the Company and a written account of whether the consideration received was in the form of a check, draft, wire transfer or money order. During the Escrow Period (as defined herein), the Escrow Agent shall deposit and hold all monies received into the Escrow Account, and all monies so deposited are hereinafter referred to as the "Escrow Funds."

The period during which funds shall be held in escrow (the "Escrow Period") shall begin on the Effective Date and shall terminate upon the earlier to occur of the following dates:

(a) The Escrow Release Date (as hereinafter defined) if, as of such date, the Escrow Agent has received at least $500,000 in Collected Funds (as hereinafter defined);

(b) 5:00 P.M. EST on December 31, 2004 (or if the Offering is extended by the Company, 5:00 P.M. on December 31, 2005) if the Escrow Agent has not received at least $500,000 in Collected Funds as of such date;

(c) The date the Escrow Agent receives notice in writing from the Company that it has made a determination to terminate the Offering prior to the sale of $500,000 of Notes; or

(d) The Company's authority to sell the Notes has been revoked by the United States Securities and Exchange Commission, the Division of Securities of the Office of the Attorney General of Maryland, or any other applicable governmental body.

During the Escrow Period, the Escrow Funds are the property of the subscriber of the Notes and the Company is aware, agrees, acknowledges and understands that the Company is not entitled to any funds properly received into escrow and accepted by the Escrow Agent and that no amounts deposited in the Escrow Account shall become the property of the Company or any other entity, or be subject to the debts of the Company or any other entity, unless and until such funds are transferred by the Escrow Agent to the Company in accordance with the provisions of this Agreement.

3. The Escrow Agent shall hold, invest and disburse all funds received by it pursuant hereto in the Escrow Account. The Escrow Agent shall invest all funds only in a money market account of Escrow Agent.

"Qualifying Subscriptions" as used herein shall mean all subscriptions that have been received and accepted by the Company. If, at any time prior to the termination of the Escrow Period, the Company has received Qualifying Subscriptions for at least $500,000 of Notes, then the Company shall so notify the Escrow Agent and, by instructions which shall accompany such notice (such notice and such instructions to be referred to herein as the "Escrow Closing Notice"), given at least two (2) business days in advance of the date on which the Company intends to obtain a release of funds from the Escrow Account (the "Escrow Release Date"), shall specify the Escrow Release Date and the amount of Qualifying Subscriptions accepted by the Company as of the date of the Escrow Closing Notice.

On the Escrow Release Date, upon receipt by the Escrow Agent of a certificate (the "Closing Certificate") from the Company certifying that the Company has accepted Qualifying Subscriptions for at least $500,000 in Notes, the Escrow Agent shall disburse to the Company (solely out of the Escrow Funds) the amount specified in the Escrow Closing Notice, and shall additionally pay to the Company all interest earned on the Escrow Funds. The Escrow Agent shall disburse the Escrow Funds (together with interest) to the Company in the form of the Escrow Agent's check or a wire transfer directly to a non-escrow deposit account (the "Deposit Account") established by the Company at the Escrow Agent or at another depositary institution designated in writing to the Escrow Agent by the Company. Notwithstanding anything to the contrary in this Agreement, in no event will the Escrow Agent pay over to the Company any amount of the Escrow Funds unless and until the Escrow Agent has received and accepted for deposit to the Escrow Account at least $500,000 in Collected Funds (as hereinafter defined). For purposes of this Agreement, the term "Collected Funds" shall mean all funds received by the Escrow Agent which (i) have been accepted by the Escrow Agent for deposit to the Escrow Account and have (ii) cleared normal banking channels and are immediately available funds.

After the Escrow Release Date, any subscriptions received by the Escrow Agent shall be endorsed by the Escrow Agent to the Company (without recourse or warranties) and deposited directly into the Deposit Account. Such deposits, upon clearing normal banking channels, shall no longer be a part of the Escrow Funds and shall be available for use by the Company. The Escrow Agent shall have no duties, responsibilities or obligations with respect to the Deposit Account or any funds deposited therein.

If: (i) Prior to the termination of the Escrow Period, if the Escrow Agent has not received the Escrow Closing Notice and the Closing Certificate, and has received and accepted for deposit into the Escrow Account at least $500,000 in Collected Funds or the Company's authority to sell the Notes has been revoked by the United States Securities and Exchange Commission, the Division of Securities of the Office of the Attorney General or any other applicable governmental body or (ii) if the Escrow Period terminates pursuant to paragraphs 2(b) or (c) of this Agreement, then the Escrow Agent, upon instructions from the Company (the "Refund Instructions") as to the name, address and taxpayer identification number of each subscriber whose subscription amount forms a part of the Escrow Fund, specifying the subscription funds in the Escrow Account from each such subscriber (such respective amounts of subscription funds being referred to herein as the "Refund Amount"), shall promptly refund to each subscriber the respective subscriber's Refund Amount with interest earned up to and including a maximum of 1% per annum and without deduction, penalty, or expense to such subscribers, in the form of the Escrow Agent's check and the Escrow Agent shall inform the Company of its distribution of the Refund Amount(s). Interest received from the investment of the

Escrow Funds above 1% per annum shall be credited to the Company. The funds returned to each subscriber shall no longer be subject to the provisions of this Agreement and are intended by the parties to be free and clear of any and all claims of the Company or of any of its creditors.

4. A. The Escrow Agent shall not be liable to the Company for any error of judgment or for any act done or omitted by it in good faith, or for anything which it may in good faith do or refrain from doing in connection with this Agreement, except to the extent that any loss or damages shall be caused by the Escrow Agent's own gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction. The Escrow Agent is authorized to act on any document believed by it in good faith to be executed by the proper party and will incur no liability to the Company in so acting. All instructions from the Company to the Escrow Agent shall be from Stewart D. Sachs, or in his absence or failure or refusal to act may be accepted from Benjamin M. Lyons. In the event of any presentation of adverse claims or demands in connection with this Agreement, the Escrow Agent shall be entitled, at its option, to refuse to comply with any claims or demands during the continuance of the Agreement and may refrain from delivering any item or paying any sums affected thereby, and in so doing the Escrow Agent shall not become liable to the Company or the subscribers. The Escrow Agent shall be entitled to continue, without liability, to so refrain or refuse to act (1) until all rights of the adverse claimants have been finally adjudicated (including all appeals) by a court having jurisdiction over the parties, after which the Escrow Agent shall be required to act in conformity with such adjudication or (2) until all adverse claims shall be adjusted by agreement and the Escrow Agent shall have been notified thereof and shall have been directed in writing by all parties making adverse claims or demands, at which time the Escrow Agent shall be entitled and required to act in conformity with such agreement. Alternatively, the Escrow Agent shall have the right to tender into the custody of the Circuit Court for Baltimore County in the State of Maryland all of the escrow funds held under this Agreement, together with such legal pleadings as it deems appropriate, and the Escrow Agent shall thereupon be discharged from all further duties and liabilities under this Agreement.

B. The Company hereby agrees to indemnify and hold the Escrow Agent harmless against any and all losses, damages, liabilities and expenses, including reasonable attorneys' fees and disbursements, suffered by the Escrow Agent in the performance of its duties hereunder, except those which arise from gross negligence or willful misconduct by the Escrow Agent. The parties hereby agree that the Escrow Agent may serve without bond.

C. It is agreed that the Escrow Agent's duties are only such as are herein specifically provided. The Escrow Agent shall have no responsibility (1) for the disposition or investment of funds by the Company after they are transferred by the Escrow Agent to the Company pursuant to the terms hereof or (2) to determine that the Notes are issued and delivered to the subscribers. The Escrow Agent shall not be required to institute legal proceedings of any kind. The Escrow Agent will not incur any liability to the Company in acting in accordance with any written instructions given to it hereunder by a party believed in good faith by the Escrow agent to be an authorized representative of the Company, or as the Escrow Agent may be advised to act or refrain from acting on the advice of its counsel. The Escrow Agent shall be under no duty or have any liability with respect to the Escrow Account, other than those duties imposed by this Agreement and by applicable statute or law within the State of Maryland.

5. Anything to the contrary contained herein notwithstanding, the Escrow Agent may be discharged from its duties under this Agreement upon written notice of such discharge from the Company. Upon the discharge of the Escrow Agent, the Escrow Agent shall deliver all funds held hereunder to a person or persons designated by the Company, and this Agreement shall terminate, except that the obligation of the company to indemnify the Escrow Agent and to pay the fees and disbursements of the Escrow Agent in accordance herewith shall survive such termination.

The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice (the "Notice") of such resignation to the Company. The Notice will specify a date when the resignation of the Escrow Agent is effective. Upon receipt of the Notice, a successor escrow agent will be appointed by the Company, such successor escrow agent to become an escrow agent hereunder upon the resignation date specified in the Notice. The Escrow Agent shall continue to serve until its successor accepts and receives the Escrow Account. The Company shall have the right at any time to substitute a new escrow agent by giving notice thereof to the current Escrow Agent.

6. A. The Company agrees to pay to the Escrow Agent as compensation for its services hereunder a fee of $6.00 per subscription agreement received by Escrow Agent with a minimum non-refundable fee of $1,500.00. The fee for each subscription agreement received by Escrow Agent shall be due whether or not the accompanying check is accepted by the Escrow Agent and whether or not the check results in Collected Funds. The minimum fee is payable upon the execution and delivery by the parties of this Agreement. In the event more than 250 subscription agreements are received by Escrow Agent, Escrow Agent will invoice the Company for the fee described in this Paragraph 6. A. no less than monthly. In addition, in the event that the Escrow Agent is required to remit to the subscribers for the Notes the respective amounts of their funds received under this Agreement, the Company agrees to pay to the Escrow Agent, prior to the remission of such funds, a fee sufficient to cover the cost of returning these funds via registered mail, for each subscriber to whom funds are to be remitted, unless the Company elects to return the funds in some other acceptable manner. The Company also agrees to pay to the Escrow Agent all of its reasonable out-of-pocket expenses incurred in the performance of its duties hereunder, including its reasonable attorneys' fees and costs of suit in the event of any controversy arising in connection with such performance, other than as the same shall be incurred as a result of the Escrow Agent's own gross negligence or willful misconduct as finally determined by a court of competent jurisdiction.

Baltimore, Maryland 21208
Attn. Michael Shomper

With a simultaneous copy to:

Ober, Kaler, Grimes & Shriver, P.C.
120 East Baltimore Street
Baltimore, Maryland 21202
Attn: Frank C. Bonaventure, Jr., Esquire

To the Company:

Bay Capital Corp.
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
Attn: Benjamin M. Lyons, Chief Operating Officer

With a simultaneous copy to:

Shapiro Sher Guinot & Sandler
2000 Charles Center South
36 South Charles Street
Baltimore, Maryland 21201
Attn: William E. Carlson, Esquire

or to such other address as either party designates to the other party in accordance with the foregoing notice provisions

10. The Company hereby certifies to the Escrow Agent that Stewart D. Sachs, or in his absence or failure or refusal to act, Benjamin M. Lyons has authority to act on behalf of the Company in connection with this Agreement. The Escrow Agent may act in reliance on such certification upon the instructions or directions given to it in accordance with the terms of this Agreement by Stewart D. Sachs or, as may be applicable, Benjamin M. Lyons.

11. The Escrow Agent shall keep a continuous record of the names, addresses and Tax Payer Identification Numbers of the subscribers of the Notes, as furnished by the Company, the amount of Notes subscribed for by each such person and the amount of funds received from or on behalf of each subscriber. The Company agrees to notify the Escrow Agent promptly upon the Company's receipt of notice of a change of address of any subscriber.

12. The Escrow Agent: (i) shall have no liability for its actions (or failure to act) hereunder or in connection herewith, except as the same may arise as the result of its own gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction; (ii) shall be authorized to rely upon all written instructions and/or communications executed the Company or any party authorized to act on behalf of the Company which appear to be valid on their face; (iii) shall have no implied obligations or responsibilities hereunder, nor shall it have any obligation or responsibility to collect funds or seek the deposit of money or property; (iv) may consult with legal counsel of its choice with regard to any legal questions arising in connection with its duties or responsibilities hereunder, and shall have no liability or responsibility by reason of any action it may take or fail to take in accordance with the opinions of such counsel; (v) shall be authorized to rely on its own good faith determinations as to questions of fact;

and (vi) shall be entitled to comply with any final order, judgment or decree of a court of competent jurisdiction.

13. This Agreement shall be deemed to be an agreement made under the laws of the State of Maryland and shall be construed and enforced in accordance with, and governed by, the laws of the State of Maryland.

14. This Agreement constitutes and contains the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels any prior agreements or understandings between the parties with respect thereto. This Agreement may be amended only by written instrument executed by both of the parties hereto. Unless sooner terminated pursuant to Paragraph 2 hereof, this Agreement shall remain in effect until such time as all funds received by the Escrow Agent hereunder and any interest or other income earned thereon have been distributed by the Escrow Agent pursuant to the terms of this Agreement.

15. This Agreement shall be binding upon and inure to the benefit of each party's successors and assigns. Nothing herein, express or implied, is intended to or shall confer any rights, remedies, or benefits upon any person other than the parties hereto.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Witness/Attest

____

COMMUNITY FIRST BANK

By: ____________________
Michael P. Shomper
President

Witness/Attest:

____

BAY CAPITAL CORP.

by ____________________
Stewart D. Sachs
President

Exhibit 10.1

Consent of Hertzbach & Company, P.A.

<u>Consent of Certified Public Accountants</u>

We consent to the reference of our firm in the Offering Statement of Bay Capital Corp. (the "Company") to be filed with the Securities and Exchange Commission on or about October 7th, 2003, in connection with the offering of $5 Million aggregate principal amount of renewable unsecured subordinated notes, as described more fully in the Company Offering Statement and Offering Circular, and to the inclusion and incorporation by reference therein of our report dated April 14, 2003, and the financial statements of the Company for the year ended December 31, 2002.

HERTZBACH & COMPANY, P.A.

By: Jeffrey M. Kleeman (SEAL)
Name: Jeffrey M. Kleeman
Title: Asst Treasurer
Date: 10/7/03

187pmb00171.47271.001.Bay Capital Consent of Hertzbach.doc

Exhibit 10.2

Consent of Wooden & Benson, Chtd.

Consent Of Certified Public Accountants

We consent to the reference of our firm in the Offering Statement of Bay Capital Corp. (the "Company") to be filed with the Securities and Exchange Commission on or about October 21, 2003, in connection with the offering of $5 Million aggregate principal amount of renewable unsecured subordinated notes, as described more fully in the Company Offering Statement and Offering Circular, and to the inclusion and incorporation by reference therein of the financial statement of the Company for the seven months ended July 31, 2003.

Wooden & Benson, CPA

By: Malcolm C. Taylor (SEAL)
Name: Malcolm C. Taylor
Title: Executive Vice President
Date: October 7, 2003

Exhibit 11.1

Opinion regarding Legality from Shapiro Sher Guinot & Sandler

SHAPIRO
SHER
GUINOT &
SANDLER

36 S. Charles Street
Suite 2000
Baltimore, Maryland
21201-3147
Telephone: 410.385.0202
Facsimile: 410.539.7611

October 22, 2003

Board of Directors
Bay Capital Corp.
10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117

Re: Opinion Letter in Regard to Regulation A Offering

Gentlemen:

We have acted as counsel to Bay Capital Corp., a Maryland corporation (the "Company"), in connection with a Regulation A Offering (the "Offering") under the Securities Act of 1933, as amended (the "Act"), as more fully described in a draft of the Company's Offering Circular (the "Circular") filed with the United States Securities and Exchange Commission on or about October 22, 2003, whereby the Company intends to offer up to Five Million Dollars ($5,000,000) of renewable, subordinated, unsecured notes (the "Notes").

In our capacity as counsel to the Company, and in rendering the opinions set forth below, we have examined the following documents (the "Documents"):

(i) the Circular;

(ii) the form of Note, a copy of which is attached to the Circular;

(iii) the form of Subscription Agreement for the purchase of the Notes, a copy of which is attached to the Circular;

(iv) the charter and the by-laws of the Corporation;

(v) a certificate from the Maryland State Department of Assessments and Taxation dated September 17, 2003 to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland and is in good standing and duly authorized to transact business in the State of Maryland (the "Good Standing Certificate"); and

(vi) such other records, documents, and matters as we have deemed necessary or appropriate to render the opinions set forth in this letter, subject to the limitations, assumptions, and qualifications noted below.

In basing the opinions and other matters set forth herein on "our knowledge," the words "our knowledge" and other similar language used herein signify that in the course of our representation of the Company in connection with the Offering no information has come to our attention that would give us actual knowledge or actual notice that any such opinions or other matters are not accurate or that any of the foregoing documents, certificates, reports, and information on which we have relied are not accurate and complete. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters. The words "our knowledge" and similar language used herein are intended to be limited to the knowledge of the lawyers within our firm who have participated in the specific transaction to which this opinion relates. Unless otherwise indicated, any reference herein to "documents" or "such documents" or words of similar import, is intended as a reference to all of the documents including, without limitation, the Documents, which we have reviewed in connection with the Offering and with the opinions set forth below.

In reaching the opinions set forth below, we have assumed, and to our knowledge there are no facts inconsistent with, the following:

(a) each of the parties (other than the Company) will duly and validly execute and deliver each instrument, document, and agreement executed in connection with the Offering to which such party shall be a signatory, and such party's obligations set forth therein shall be its legal, valid, and binding obligations, enforceable in accordance with their respective terms;

(b) each person that executes any such instrument, document, or agreement on behalf of any such party (other than the Company) shall be duly authorized to do so;

(c) each natural person that executes any such instrument, document, or agreement shall be legally competent to do so;

(d) there will be no oral or written modifications of or amendments to the Documents or any other documents, other than those that may have been submitted to us, we have received all exhibits, supplements, and schedules to and of the Documents and there has been (and there will be) no waiver of any of the provisions of the Documents, by actions or conduct of the parties or otherwise;

(e) all documents submitted to us as originals are authentic, all documents submitted to us as certified or photostatic copies conform to the original document, all signatures on all documents submitted to us for examination are genuine, and all public records reviewed are accurate and complete;

(f) the due organization, valid existence and good standing in all appropriate jurisdictions of each party that is not a natural person (other than the Company);

(g) the execution, delivery, and performance or observance by the parties thereto (other than the Company) of the Documents will not, conflict with or be in any way restricted by (i) any organizational document of any such party or any of its affiliates (other than the Company) or (ii) any contract or agreement of or affecting any such party, any of its affiliates (other than the Company) or any of their respective properties; and

(h) that all final documents that will be executed and delivered have been substantially in the form of the final drafts submitted to us for our review.

Based on our review of the foregoing and in reliance thereon, and subject to the limitations, exceptions, assumptions, and qualifications set forth herein, it is our opinion that, as of the date of this letter:

1. The Company is a validly existing corporation in good standing under the laws of the State of Maryland.

2. The Company has the power and authority to issue the Notes described in the Circular.

3. All necessary Company action has been taken to authorize the execution, delivery, and performance of the Notes by the Company.

4. The Notes, when sold by the Company in the manner described in the Circular, will be the valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the following:

(i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally; and

(ii) the exercise of judicial discretion in accordance with general principles of equity.

Our opinion is limited to the laws of the States of Maryland and the federal laws of the United States. This opinion is limited to such laws, exclusive of the principles of conflict of laws, as currently in effect, and with respect to the federal laws of the United States is limited to only those laws, rules, or regulations that a lawyer in Maryland exercising customary professional diligence would reasonably recognize as being applicable to the Company and the Notes. We express no opinion as to the laws of any other state or jurisdiction, and we can accept no responsibility for the applicability or effect of any such laws. Further, we assume no obligation to supplement the opinions expressed herein if any applicable laws change, or if we become aware of any facts or circumstances that affect such opinions, after the date hereof.

The opinions expressed in this letter are solely for your benefit in connection with the Notes described in the Circular, and these opinions may not be relied on by any other persons without our prior written approval. The opinions expressed in this letter are strictly limited to the matters set forth in this letter, and no other opinions should be inferred beyond the matters expressly stated.

We hereby consent to the filing of this opinion as an exhibit to the Company Offering Statement. However, in giving such consent, we do not consider that we are "experts" with respect to the Offering Statement.

Very Truly Yours,

Shapiro Sher Guinot & Sandler, P.A.

SHAPIRO SHER GUINOT & SANDLER

Exhibit 12.1

Sales Material

Investment Opportunity!

$ 1,000 minimum investment
Fixed Interest Rates
Interest Payment Options Available

Annual Yield*

10.455%

Term	Note Rate	Annual Yield*
One Year	6.25%	6.412
Two Year	7.25%	7.476
Three Year	9.25%	9.634
Five Year	10.00%	10.455

Interest paid monthly, quarterly or at maturity.

For a Prospectus and a Free Investment Kit please call or visit our web site.

Bay Capital Corp.
10811 Red Run Blvd.
Owings Mills, MD 21117
1-800-974-6296
www.baycapitalcorp.com